
07076193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kabushiki Kaisha Isetan
Kabushiki Kaisha Mitsukoshi

(Names of Subject Company)

Isetan Company Limited
Mitsukoshi, Ltd.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

Isetan Company Limited
Mitsukoshi, Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Isetan Company Limited
Attn.: Koji Kawanobe
General Manager
Public Relations/IR
14-1, Shinjuku 3-chome
Shinjuku-ku, Tokyo 106-0222
Japan
(phone number: 81-3-3352-1111)

Mitsukoshi, Ltd.
Attn.: Yasuhiro Tanaka
General Manager
PR/IR Office
4-1, Nihonbashi Muromachi 1-chome
Chuo-ku, Tokyo 103-0022
Japan
(phone number: 81-3-3241-3311)


SEC MAIL
RECEIVED
PROCESSING
OCT 26 2007
WASH, D.C.
210
SECTION

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

Exhibit Index on p.2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
p.5 3	English translation of Notice dated October 26, 2007 of the Extraordinary Meeting of Shareholders of Isetan.
1	English translation of a press release dated August 23, 2007 of Isetan Company Limited ("Isetan") and Mitsukoshi, Ltd. ("Mitsukoshi") announcing the establishment of a holding company.[1]
2	English translation of a press release dated October 4, 2007 of Isetan and Mitsukoshi announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company.[2]
p.286 4	English translation of Notice dated October 26, 2007 of the Extraordinary Meeting of Shareholders of Mitsukoshi.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

(a) Each of Isetan and Mitsukoshi has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on August 24, 2007.

[1] Previously furnished to the Commission as part of Form CB on August 24, 2007.

[2] Previously furnished to the Commission as part of Form CB on October 4, 2007

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Isetan Company Limited

By: 

Name: Nobukazu Muto
Title: President & CEO

Date: October 26, 2007

TOKYO:35285.1

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsukoshi, Ltd.



By: ____________________
Name: Kunio Ishizuka
Title: President

Date: October 26, 2007

TOKYO:35285.1

EXHIBIT 3

[Translation]

Securities Code:8238
October 26, 2007

To Shareholders with Voting Rights

Nobukazu Muto
Representative Director, President and CEO
Isetan Company Limited
14-1, Shinjuku 3-chome,
Shinjuku-ku, Tokyo, Japan

NOTICE OF CONVOCATION
OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Isetan Company Limited ("Isetan"). The meeting will be held as described below.

If you are unable to attend the meeting, please review the Reference Material for General Meeting of Shareholders contained herein and exercise your voting right by either of the methods stated below by or before 8:00 p.m., November 19, 2007 (Monday).

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[By mail]

Please indicate on the Voting Rights Exercise Form enclosed herewith your consent or dissent and return the form to Isetan via mail by the above deadline.

[Via the Internet]

Please access the designated website for exercise of voting rights (http://www.evote.jp/) from your personal computer by using the login ID and temporary password specified on the enclosed Voting Rights Exercise Form, and follow the display instructions to indicate your consent or dissent to the proposal on the agenda. For details, please refer to the Procedure for Voting via the Internet attached hereto after page 235.

Furthermore, if you exercise your voting rights using two different methods, that is, both the Voting Rights Exercise Form and via the Internet, only your vote via the Internet shall be deemed to be valid.

1. **Date and Time:** 10:00 a.m., November 20, 2007 (Tuesday)
2. **Place:** Grand Prince Hotel New Takanawa, 3F, International Convention Center Pamir
   13-1, Takanawa 3-chome, Minato-ku, Tokyo, Japan

   * Please note that the venue will be different from that of previous ordinary general meetings of shareholders, and be sure to arrive at the right location by referring to the Map to the General Meeting of Shareholders contained at the end of this Notice.
3. **Agenda of the Meeting:**

   Proposals to be resolved:

   Agenda Item 1: Incorporation of a Wholly-Owning Parent Company through Stock Transfer

   Agenda Item 2: Grant to the Board of Directors of Isetan the Authority to Determine the Subscription Terms for Share Options to be issued to holders of Subscription Rights resolved at the 115th Ordinary General Meeting of Shareholders

   Agenda Item 3: Grant to the Board of Directors of Isetan the Authority to Determine the Subscription Terms for Share Options to be issued to holders of Subscription Rights resolved at the 116th Ordinary General Meeting of Shareholders

   Agenda Item 4: Partial Amendments to the Articles of Incorporation

- **For those attending, please present the enclosed Voting Rights Exercise Form at the reception desk upon arrival at the meeting.**
- **If there are any items requiring modification, updates will be posted on the Isetan website immediately (http://www.isetan.co.jp). If there are no modifications, no posts on updates shall be made.**

Reference Materials for the General Meeting of Shareholders

Proposals and Reference Matters

Proposal No. 1 Incorporation of a Wholly-Owning Parent Company through Stock Transfer

1. Reasons for the implementation of the stock transfer

The department store industry faces several challenges, including a shrinking market size resulting from the decrease in the total population of Japan and intense competition from other forms of retailing, including general merchandise stores, drug stores, large-scale discount stores and convenience stores, in addition to competition from foreign capital entering the Japanese market amid ever-increasing globalization. In order to survive and thrive in such a business environment, it is necessary for department stores to further improve their capabilities to develop and propose new ideas so as to promptly and correctly assess the increasingly varied and sophisticated needs of customers, and respond with the right combination of product lineups and services.

In order to contribute to enhancement of corporate value of both companies based on this common perspective, Isetan and Mitsukoshi, Ltd. ("Mitsukoshi") considered partnering up in a variety of ways, but eventually came to the shared understanding that a limited business tie-up would not be sufficient to achieve the goals of jointly reforming the supply chain system, maximizing utilization of both companies' management resources, and increasing effectiveness. Only through integration into one group could such goals be realized, and management integration was decided upon as the best choice for sustainable and continued enhancement of corporate value of both companies.

Isetan and Mitsukoshi, while understanding and paying respect to the history and corporate culture of the other party, aim to become the "Top Retail Service Group in the World" by making utmost use of the business strength of each company. In so doing, Isetan and Mitsukoshi will be able to deliver increased value to not only shareholders, but all other stakeholders including customers, employees, suppliers, and the communities surrounding each store, and make a greater contribution to society.

Basic Strategies with respect to the Management Integration (for reference purposes)

The general outline of the basic strategies planned with respect to the Management Integration is as follows:

1. Direction of the Management Integration
   (1) Target Earnings Level
   Isetan and Mitsukoshi will respectively review their existing plans and aim to steadily achieve the highest level of consolidated operating income in the industry at ¥75 billion in fiscal 2013, the sixth year following management integration.

   (2) Breakdown of Additional Earnings
   1) Improving Customer Satisfaction through Integration of the Business Infrastructure (Expected additional operating income: approx. ¥10 billion)
   - Improvements in sales and profit margins will be sought by accelerating reform of the entire supply chain through incorporation of Isetan's business infrastructure such as its information systems and business workflow systems into Mitsukoshi's retail

operations, and by improving customer satisfaction through means such as stable supply of highly demanded products and the development of new private brands.

- Concerning the integration of business infrastructure, promptly after the establishment of the joint holding company in April 2008, the issue of integration of Isetan and Mitsukoshi's information systems subsidiaries, namely, Isetan Data Center Co., Ltd. and Mitsukoshi Information Service, Ltd., will be studied and an infallible system will be established in order to securely integrate systems at an early stage.
- Furthermore, personnel exchange of the systems division, mainly involving the sales personnel, will begin in early autumn this year.

2) Establishment of the Customer Base in Tokyo and Major Cities Throughout Japan (Expected additional operating income: Approx. ¥12 billion)

- The renovation plan for Mitsukoshi's Ginza store involving floor space expansion is the first large-scale joint development project for the new group, and as it is a symbolic project for the management integration, a dedicated division will be established in Isetan Mitsukoshi Holdings Ltd., and the know-how of both companies will be amassed towards the goal of turning it into the No.1 store in the Ginza area, and positioning it as the third "pillar" as the store with the earning capacity next to the flagship stores of Shinjuku and Nihonbashi. The know-how gained in this enterprise will also be applied to the plans for a new store opening in Osaka.
- In the Shinjuku area, Isetan and Mitsukoshi aim to secure the position as "the world's best fashion store" further concrete through redevelopment of stores including Mitsukoshi's store as early as possible, in addition to the ongoing large-scale renovation of Isetan's Shinjuku store.
- Through the renovation of the upper floors of Mitsukoshi's Nihonbashi store scheduled for the next fiscal year onwards, Isetan and Mitsukoshi will aim to create "a prestige store" befitting Mitsukoshi's reputation with the aim of expanding our customer base of very loyal customers.
- In the Niigata area, where both Isetan and Mitsukoshi have existing stores, as the initial project, an efficient management framework incorporating both store brands will be created with fiscal 2008 as the target date. For the time being, Isetan and Mitsukoshi will consider integration in the fields of sales activities, through measures such as joint event planning, and administrative support, in areas such as logistics. Such know-how will be utilized in other areas where Isetan and Mitsukoshi both have existing stores.

3) Integration of Businesses Related to the Department Store Business and Cost Reduction Efforts (Expected additional operating income: Approx. ¥10 billion)

- With regard to expansion of the Queen's Isetan supermarket business, plans for the opening of shops in not only Isetan stores, but Mitsukoshi stores within the Tokyo Metropolitan Area are being considered for as early as fiscal 2008.
- With regard to strategies concerning credit cards and the building of a loyal customer base, measures to improve customer satisfaction will be taken on a group-wide level by developing a card strategy unique to department stores utilizing the new card strategy currently under development by Isetan I Card Co., Ltd. in cooperation with VISA as well as Mitsukoshi's existing services targeted at the affluent class.
- Isetan and Mitsukoshi will aim at new development and expansion in the mail order and web businesses of the new group by synergizing Isetan's various resources with Mitsukoshi's top-of-the-line mail order business infrastructure.

- Furthermore, Isetan and Mitsukoshi will reduce costs and improve management efficiency by promoting the shared use of accounting and labor services within the group, integration of logistics functions, integration of building maintenance and management functions, and utilization of Mitsukoshi's purchasing know-how, etc.

(3) Improvement of Cash Flow from Investing Activities

It is anticipated that the review of investment plans and owned assets will result in an improvement of approximately ¥100 billion in the existing plan for cash flows from investing activities of Isetan and Mitsukoshi combined.

1) Review of Investment Plan

Improvement of investment efficiency will be sought by reviewing the existing investment plans of Isetan and Mitsukoshi and by concentrating management resources in the high-priority strategies as described above.

2) Review of Asset Holdings

Improvement of asset holding efficiency will be sought through the effective utilization, sale, liquidation, etc. of assets while ensuring consistency with high-priority strategies.

2. Primary Governance System and Management Execution System

While a Board of Corporate Auditors will be established, the Appointment Committee and Remuneration Committee, to be comprised mainly of outside directors, will be established as outside organizations of the Board of Directors to ensure transparency of governance. Furthermore, an executive officer system will be adopted, and in order to accelerate the decision-making process, a Management Strategy Council will be established. This Council will implement appropriate allocation of business resources in the group, and draft and execute business plans. The Council is comprised of the following members:

Representative Director, Executive Officer, Chairman and CEO	Nobukazu Muto	(Current Representative Director, President and CEO of Isetan)
Representative Director, Executive Officer, President and COO	Kunio Ishizuka	(Current Representative Director and President of Mitsukoshi)
Director	Chihiro Nihashi	(Current Director and Executive Vice President of Isetan, General Manager, Business Planning & Operations Division)
Director	Kouhei Amano	(Current Representative Director and Senior Managing Executive Officer, General Manager, Department Store Business Headquarters and Specialty Stores Division & Direct Marketing Division of Mitsukoshi)
Director, Senior Managing Executive Officer and General Manager of Management Strategy Headquarters	Shinya Takada	(Current Director and Executive Vice President of Isetan, Corporate Planning Division, Finance & Accounting Division)
Director, Managing Executive Officer and General Manager of Administration Headquarters	Ken Akamatsu	(Current Director and Senior Executive Officer, General Manager, Business Administration Division of Mitsukoshi)

Senior Managing Executive Officer and General Manager of Sales Policy Headquarters	Keinosuke Okawa	(Current Director and Executive Vice President, General Administration Division, International Operations, Domestic Subsidiaries & Affiliates Control of Isetan

(Please refer to the press release of Isetan and Mitsukoshi entitled "Notice concerning the Preparation of a Stock Transfer Plan and the Direction of Management Integration and its Implementation Structure" dated October 4, 2007, for more details. This press release is posted on the websites of both companies (Isetan: http://www.isetan.co.jp/ and Mitsukoshi: http://www.mitsukoshi.co.jp/)).

This Proposal seeks your approval regarding the establishment of a wholly-owning parent company "Isetan Mitsukoshi Holdings Ltd.", and Isetan and Mitsukoshi becoming the wholly-owned subsidiaries of such company by way of a stock transfer (the "Stock Transfer") to be implemented under a stock transfer plan (the "Stock Transfer Plan") jointly prepared by Isetan and Mitsukoshi.

If this Proposal is approved by our shareholders, Isetan and Mitsukoshi will establish the aforementioned Isetan Mitsukoshi Holdings Ltd. on the scheduled date of April 1, 2008, and following this, both companies shall work in unison to realize the "Top Retail Service Group in the World" under the umbrella of Isetan Mitsukoshi Holdings Ltd.

Your approval concerning this Proposal would be greatly appreciated.

2. Details of Stock Transfer Plan

Details of the Stock Transfer Plan are as set forth in the "Stock Transfer Plan (Copy)" as provided from page 31 herein.

3. Matters concerning applicability of stipulations set forth in Article 773, Paragraph 1, Items 5 and 6 of the Corporate Law

(1) With respect to the allotment ratio concerning common stock of Isetan Mitsukoshi Holdings Ltd. to be delivered to shareholders of Isetan and Mitsukoshi (the "Stock Transfer Ratio"), which will become wholly-owned subsidiaries upon establishment of Isetan Mitsukoshi Holdings Ltd. as the wholly-owning parent company by way of the Stock Transfer, the following has been decided.

a. The Stock Transfer Ratio is as follows:

One share of common stock of Isetan Mitsukoshi Holdings Ltd. will be allotted and delivered for each share of common stock of Isetan, and 0.34 share of common stock of Isetan Mitsukoshi Holdings Ltd. will be allotted and delivered for each share of common stock of Mitsukoshi (the "Stock Transfer Ratio"). Furthermore, based on the total number of issued shares of Isetan and Mitsukoshi as of August 31, 2007 (Note: 225,272,903 shares of Isetan, 515,022,356 shares of Mitsukoshi), it is anticipated that new shares to be issued by Isetan Mitsukoshi Holdings Ltd. will be 400,380,504 shares of common stock (the number of such new shares issued by Isetan Mitsukoshi Holdings Ltd. is subject to change).

b. Basis of calculation for the Stock Transfer Ratio is as follows:

In order to ensure the fairness of the Stock Transfer Ratio to be used in the Stock Transfer, Mitsubishi UFJ Securities, Co., Ltd. ("Mitsubishi UFJ Securities") and Daiwa

Securities SMBC Co. Ltd. ("Daiwa Securities SMBC") were each appointed as financial adviser by Isetan and Mitsukoshi, respectively, and commissioned to make the calculation of the Stock Transfer Ratio. Furthermore, neither of them falls under the category of related parties with respect to either Isetan or Mitsukoshi.

Mitsubishi UFJ Securities comprehensively took into account the relevant calculation methods including the market price method, the comparable peer company method, the discounted cash flow analysis (the "DCF Method"), and the adjusted diluted earnings per share method to conduct a preliminary calculations in relation to the Stock Transfer Ratio for Isetan.

On the basis of the calculations results of the Stock Transfer Ratio by Mitsubishi UFJ Securities, comprehensive consideration was made of the financial and assets conditions and future outlook of Isetan and Mitsukoshi, and upon careful deliberation with Mitsukoshi, Isetan arrived at the judgment that the above-mentioned Stock Transfer Ratio is fair.

At the respective Board of Directors Meetings of Isetan and Mitsukoshi held on August 23, 2007, the resolution to apply the Stock Transfer Ratio of Isetan:Mitsukoshi = 1:0.34, and the resolution concerning conclusion of a contract to execute the Stock Transfer were adopted, and on the same day, the contract was concluded between Isetan and Mitsukoshi.

Furthermore, at the respective Board of Directors Meetings of Isetan and Mitsukoshi held on October 4, 2007, the resolution to prepare the Stock Transfer Plan on the basis of the Stock Transfer Ratio was adopted, and on the same day, the Stock Transfer Plan was prepared.

Prior to the Board of Directors Meeting on August 23, 2007, Isetan obtained an opinion (the "Opinion") from Mitsubishi UFJ Securities dated August 22, 2007 to the effect that, from the financial point of view, the agreed Stock Transfer Ratio is fair to the shareholders of Isetan subject to conditions set forth hereunder. Mitsubishi UFJ Securities provided its opinion on the basis of comprehensive analysis of various conditions of the Stock Transfer and in light of relevant calculation methods including the market price method, the comparable peer company method, the DCF Method, and the adjusted diluted earnings per share method. With regard to the market price method, the assessment range of the Stock Transfer Ratio was determined through a comprehensive analysis and consideration of the average value, maximum value, and minimum value of the Stock Transfer Ratio on the basis of the closing stock price for the periods of one month, three months and six months until the Record Date of July 24, 2007 (one day before July 25, 2007, when there were some press reports speculating about the Stock Transfer). With respect to the comparable peer company method, major domestic department store chains were selected as the comparable peer companies, and comparative analysis was conducted on indices on the basis of the profits, assets, etc. of each company. With respect to the DCF Method, several scenarios are being taken into account compositely, such as views toward the future business plans of Isetan and Mitsukoshi and that of other companies in the market. Furthermore, with respect to the adjusted diluted earnings per share method, analysis was conducted from the perspective of the effects on profits per one share held by existing shareholders, taking into account certain assumptions such as the synergistic effects of the integrated new company and other effects. The summary of the calculation result of the Stock Transfer Ratio prepared by Mitsubishi UFJ Securities is as follows.

	Method	Assessment Range of Stock Transfer Ratio (the allotment ratio of common stock of Isetan Mitsukoshi Holdings, Ltd. per one share of common stock of Mitsukoshi, Ltd.)
(a)	Market Price Method	0.24~0.35
(b)	Comparable Peer Company Method	0.14~0.35
(c)	DCF Method	0.26~0.45
(d)	Adjusted Diluted Earnings Per Share Method	0.32~0.35

In general, Mitsubishi UFJ Securities has used the information as provided by Isetan and Mitsukoshi (including information collected through due diligence by each party of the other party and third-party analysis) in addition to publicly available information to conduct analysis and formulate the Opinion. On the assumption that all such materials and information are accurate and complete, Mitsubishi UFJ Securities has not conducted any independent verification of their accuracy and completeness. In addition, Mitsubishi UFJ Securities has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either party or their affiliates (including analysis and assessment of each individual asset and liability). Moreover, Mitsubishi UFJ Securities assumes that the financial projections and the expected synergistic effect reported by Isetan and Mitsukoshi have been rationally prepared on the basis of the best possible estimates and judgment currently available from the management of each party. The Opinion of Mitsubishi UFJ Securities has taken into account all aforementioned information provided as of August 22, 2007. (Note: On October 4, 2007, Mitsukoshi announced a revision of its projected performance for the period ending in February 2008; however, such performance revisions will not affect the conclusions of the Opinion)

Furthermore, Mitsukoshi obtained an opinion from Daiwa Securities SMBC dated August 23, 2007 to the effect that, from the financial point of view, the agreed Stock Transfer Ratio is fair to the shareholders of Mitsukoshi subject to certain conditions.

(2) Isetan and Mitsukoshi decided as follows on the capital, reserves, and other amounts for Isetan Mitsukoshi Holdings Ltd. upon its incorporation by way of the Stock Transfer.

a. The amounts of capital, reserves, etc., for Isetan Mitsukoshi Holdings Ltd. are as follows:

(a) Stated Capital ¥50 billion
(b) Capital Reserve ¥12.5 billion
(c) Earned Reserve ¥0
(d) Capital Surplus The amount obtained by subtracting (a) and (b) above from the shareholders' paid-in capital for an incorporation-type reorganization as stipulated in Article 83 Item 1 of the Ordinance for Corporate Accounting

b. The amounts of capital, reserves, etc., for Isetan Mitsukoshi Holdings Ltd. were determined within the range stipulated in Article 83 of the Ordinance for Corporate Accounting through discussions between Isetan and Mitsukoshi, following comprehensive consideration and review of the policies to be followed by Isetan Mitsukoshi Holdings Ltd. on capital and other matters subsequent to its incorporation.

4. Matters concerning the applicability of stipulations set forth in Article 773, Paragraph 1, Items 9 and 10 of the Corporate Law which pertain to share options to be issued by Isetan and Mitsukoshi

as provided for in Article 808, Paragraph 3, Item 3 of the Corporate Law

Taking into account the conditions of the share options (1) through (12) below that have been issued by Isetan and Mitsukoshi (of which the share options set forth in (7) and (8) are scheduled to be issued by the day preceding the day the Stock Transfer takes effect, subject to the approval of Proposals No. 2 and No.3) and the Stock Transfer Ratio, Isetan and Mitsukoshi decided, with the aim of affording equal protection for the rights of shareholders and all share option holders on the basis of consultations between the two, to issue share options of Isetan Mitsukoshi Holdings Ltd. to replace the aforementioned share options held by share option holders in accordance with the conditions and ratios set forth in (1) through (12) below:

(1) With respect to the holders of the First Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 2 of the Plan), one unit of the First Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 3 of the Plan to replace one unit of said Isetan share options held
(2) With respect to the holders of the Second Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 4 of the Plan), one unit of the Second Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 5 of the Plan to replace one unit of said Isetan share options held
(3) With respect to the holders of the Third Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 6 of the Plan), one unit of the Third Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 7 of the Plan to replace one unit of said Isetan share options held
(4) With respect to the holders of the Fourth Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 8 of the Plan), one unit of the Fourth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 9 of the Plan to replace one unit of said Isetan share options held
(5) With respect to the holders of the Fifth Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 10 of the Plan), one unit of the Fifth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 11 of the Plan to replace one unit of said Isetan share options held
(6) With respect to the holders of the Sixth Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 12 of the Plan), one unit of the Sixth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 13 of the Plan to replace one unit of said Isetan share options held
(7) With respect to the holders of the Seventh Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 14 of the Plan), one unit of the Seventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 15 of the Plan to replace one unit of said Isetan share options held
(8) With respect to the holders of the Eighth Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 16 of the Plan), one unit of the Eighth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 17 of the Plan to replace one unit of said Isetan share options held
(9) With respect to the holders of Mitsukoshi, Ltd. share options issued in June 2004 (the details of which are as set forth in Exhibit 18 of the Plan), one unit of the Ninth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 19 of the Plan to replace one unit of said Mitsukoshi share options held
(10) With respect to the holders of Mitsukoshi, Ltd. share options issued in June 2005 (the details of which are as set forth in Exhibit 20 of the Plan), one unit of the Tenth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. share options as set forth in Exhibit 21 of the Plan to replace one unit of said Mitsukoshi share options held

(11) With respect to the holders of Share Options (for Directors) issued in June 2006 by Mitsukoshi (the details of which are as set forth in Exhibit 22 of the Plan), one unit of the Eleventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 23 of the Plan to replace one unit of said Mitsukoshi share options held

(12) With respect to the holders of Share Options (for Executive Officers with Special Titles) issued in June 2006 by Mitsukoshi (the details of which are as set forth in Exhibit 24 of the Plan), one unit of the Twelfth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 25 of the Plan to replace one unit of said Mitsukoshi share options held

5. Contents of financial statements and other documents for the final fiscal year of Mitsukoshi

The contents of financial statements and other documents for the final fiscal year (ended February 2007) are as set forth in the supplementary materials to the Reference Materials for the General Meeting of Shareholders entitled "Attachment for Proposal No. 1, The Contents of the Consolidated Financial Report, the Financial Report, etc. for the Fiscal Year Ended February 2007".

6. Matters stipulated in Article 74 of the Ordinance for Enforcement of the Corporate Law concerning individuals who are to assume office as Directors of Isetan Mitsukoshi Holdings Ltd.

The individuals who are to assume office as Directors of Isetan Mitsukoshi Holdings Ltd. are as indicated below:

Name and Date of Birth	Career Summary		(1) Number of Shares of Isetan Owned (2) Number of Shares of Mitsukoshi, Ltd. Owned (3) Number of Shares of Isetan Mitsukoshi Holdings Ltd. to be Allotted
Nobukazu Muto (July 20, 1945)	April 1968	Joined Isetan Company Limited	(1) 39,600 shares (2) 0 shares (3) 39,600 shares
	June 1994	Director, General Manager, Ladies Division, Merchandising Headquarters, Store Operations Division	
	February 1996	Managing Director, General Manager, Merchandising Headquarters, Business Planning & Operations Division	
	April 1998	Managing Director, Deputy General Manager, Business Planning & Operations Division (In charge of Merchandising)	
	April 1999	Managing Director, General Manager, Business Planning & Operations Division, Deputy General Manager, Business Planning & Operations Division (In charge of MD)	
	February 2000	Managing Director, General Manager, Business Planning & Operations Division	
	June 2000	Executive Director, General Manager, Business Planning & Operations Division	
	June 2001	Representative Director, President and CEO,	

	  February 2004	General Manager, Business Planning & Operations Division Representative Director, President and CEO (Current)	
Kunio Ishizuka (September 11, 1949)	May 1972 March 1994 September 2003 March 2004 March 2005 May 2005 February 2006	Joined Mitsukoshi, Ltd. General Manager, Administration Department, Ginza Store Executive Officer, General Manager, Business Administration Division Senior Executive Officer, General Manager, Corporate Planning Division Managing Executive Officer, Business Planning Division Representative Director, President, General Manager, Business Planning Division Representative Director and President (Current)	(1) 0 shares (2) 31,000 shares (3) 10,540 shares
Chihiro Nihashi (January 26, 1954)	April 1976 February 1995 February 2001 June 2002 June 2004 February 2006 June 2006	Joined Isetan Company Limited General Manager, Merchandising Planning, Casual Wear & Young Ladies Apparel Department Merchandising Headquarters General Manager, Sagamihara Store, Business Planning & Operations Division Executive Officer, General Manager, Ladies Division, Merchandising Headquarters, Business Planning & Operations Division Senior Executive Officer, General Manager, Merchandising Headquarters , Business Planning & Operations Division Executive Vice President, General Manager, Business Planning & Operations Division Director, Executive Vice President, General Manager, Business Planning & Operations Division (Current)	(1) 22,200 shares (2) 0 shares (3) 22,200 shares
Kouhei Amano (September 17, 1948)	May 1972 March 1995 March 2004 May 2005 May 2006 February 2007 May 2007	Joined Mitsukoshi, Ltd. General Manager, Sales Promotion Department, Nihombashi Main Store Executive Officer, General Manager, Property Administration Division Director, Senior Executive Officer, General Manager, Corporate Planning Division Director, Managing Executive Officer, General Manager, Corporate Planning Division, General Manager, Group Business Administration Division, and Specialty Stores Division & Direct Marketing Division Director, Senior Managing Executive Officer, General Manager of Department Store Business Headquarters, and Specialty Stores Division & Direct Marketing Division Representative Director, Senior Managing	(1) 0 shares (2) 10,000 shares (3) 3,400 shares

		Executive Officer, General Manager, Department Store Business Headquarters and Specialty Stores Division & Direct Marketing Division (Current)	
Shinya Takada (January 8, 1952)	April 1975 February 1995 February 2000 June 2002 June 2005 February 2006 April 2007 June 2007	Joined Isetan Company Limited General Manager, Business Strategic Planning, Business Strategic Planning Department, Business Planning & Operations Division Business Strategic Planning, Business Planning & Operations Division Executive Officer, General Manager, Strategic Planning, Corporate Planning Division Senior Executive Officer, General Manager, Corporate Planning Division, Finance & Accounting Division Senior Executive Officer, General Manager, Corporate Planning Division, General Manager, Strategic Planning, Corporate Planning Division, Finance & Accounting Division Executive Vice President, General Manager, Corporate Planning Division, Finance & Accounting Division Director, Executive Vice President, Corporate Planning Division, Finance & Accounting Division (Current)	(1) 15,500 shares (2) 0 shares (3) 15,500 shares
Ken Akamatsu (September 5, 1952)	June 1975 February 2003 June 2005 February 2006 February 2007 May 2007	Joined Mitsukoshi, Ltd. General Manager, System Management Department, Business Administration Division General Manager, Business Administration Division Executive Officer, General Manager, Business Administration Division Executive Officer, General Manager, Business Administration Division Director, Senior Executive Officer, General Manager, Business Administration Division (Current)	(1) 0 shares (2) 2,000 shares (3) 680 shares
Nobuo Kuroyanagi (December 18, 1941)	April 1965 June 1992 April 1996 June 1996 June 2001 June 2002 June 2003	Joined The Mitsubishi Bank, Limited (now The Bank of Tokyo-Mitsubishi UFJ, Ltd.) Director and General Manager Director and General Manager, The Bank of Tokyo-Mitsubishi, Ltd. (now The Bank of Tokyo-Mitsubishi UFJ, Ltd.) Managing Director Managing Executive Director Deputy President Director, Mitsubishi Tokyo Financial Group, Inc. (now Mitsubishi UFJ Financial Group,	(1) 0 shares (2) 0 shares (3) 0 shares

	June 2004 October 2005 January 2006	Inc.) President, The Bank of Tokyo-Mitsubishi, Ltd. (now The Bank of Tokyo-Mitsubishi UFJ, Ltd.), and President & CEO, Mitsubishi Tokyo Financial Group, Inc. (now Mitsubishi UFJ Financial Group, Inc.) President & CEO, Mitsubishi UFJ Financial Group, Inc. (Current) President, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Current)	
Shinpei Miyamura (August 3, 1934)	March 1958 June 1987 June 1989 June 1991 April 1992 June 1993 June 1993 April 2001 June 2002 June 2003 June 2007	Joined Mitsui Mining & Smelting Co., Ltd. Director, Mitsui Mining & Smelting Co., Ltd. Managing Director, Mitsui Mining & Smelting Co., Ltd. Senior Executive Managing Director and Representative Director, Mitsui Mining & Smelting Co., Ltd. Executive Vice President and Representative Director, Mitsui Mining & Smelting Co., Ltd. President and Representative Director, Mitsui Mining & Smelting Co., Ltd. Chairman and Director, Powdertech Co., Ltd. (Current) President and Representative Director and Chief Operating Officer, Mitsui Mining & Smelting Co., Ltd. Director, Pan Pacific Copper Co., Ltd. (Current) Chairman and Representative Director and CEO, Mitsui Mining & Smelting Co., Ltd. Director and Senior Adviser, Mitsui Mining & Smelting Co., Ltd. (Current)	(1) 0 shares (2) 0 shares (3) 0 shares
Morio Ikeda (December 25, 1936)	April 1961 June 1990 June 1995 June 1997 June 2000 June 2001 June 2005 June 2005 June 2006 June 2006	Joined Shiseido Company, Ltd. Director, Shiseido Company, Ltd. Executive Director, Shiseido Company, Ltd. Senior Executive Director, Shiseido Company, Ltd. Executive Vice President, Shiseido Company, Ltd. President and CEO, Shiseido Company, Ltd. Chairman of the Board, Shiseido Company, Ltd. Director, Komatsu Ltd. (Current) Senior Adviser, Shiseido Company, Ltd. (Current) Director, Tokyo Metropolitan Television Broadcasting Corporation (Current)	(1) 0 shares (2) 0 shares (3) 0 shares

(Notes) 1. Messrs. Nobuo Kuroyanagi, Shinpei Miyamura and Morio Ikeda are candidates for Outside Directors.

2. Mr. Nobuo Kuroyanagi is the president of The Bank of Tokyo-Mitsubishi UFJ, Ltd., the

primary bank of Isetan. Further, none of the other candidates have special vested interests in either Isetan or Mitsukoshi. Moreover, The Bank of Tokyo-Mitsubishi UFJ, Ltd., of which Mr. Nobuo Kuroyanagi is President, is anticipated to be the primary bank of Isetan Mitsukoshi Holdings Ltd.

3. Although Mr. Nobuo Kuroyanagi has been involved in financial institutions for many years, he has been selected as a candidate for Outside Director on the basis of the view that the insight and perspective gained from that experience can be applied to the oversight of the management of Isetan Mitsukoshi Holdings Ltd. Note that, in relation to the response to money laundering in the United States, Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., of which Mr. Nobuo Kuroyanagi serves as Representative Director for both, have received cease-and-desist orders from the United States Securities and Exchange Commission. Additionally, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (formerly The Bank of Tokyo-Mitsubishi, Ltd.), of which Mr. Nobuo Kuroyanagi is Representative Director, received administrative actions from the Financial Services Agency of Japan for each the following reasons: in August 2005, due embezzlement of customers' savings by an employed dispatch worker (at the time), in February 2007, due to the occurrence of transactions having problems of compliance management by corporate business offices which dated back to the time of UFJ Bank before the merger, and in June 2007, in relation to business management practices, compliance with laws and regulations, and internal control practices of overseas businesses and domestic investment trust sales and related business. In response to this, Mr. Nobuo Kuroyanagi, in his capacity as Representative Director, has carried out his duties by carrying out investigations of the case facts and creating policies to prevent reoccurrence, etc.
4. Messrs. Shinpei Miyamura and Morio Ikeda have been selected as candidates for Outside Directors on the basis of the judgment that they would be able to offer, from an independent position, advice and proposals for the purpose of ensuring reasonability and appropriateness of the decisions made by Isetan Mitsukoshi Holdings Ltd.'s Board of Directors through their rich experience and perspectives as executives of business corporations, and reflect it in the management of Isetan Mitsukoshi Holdings Ltd. Note that Komatsu Ltd., of which Mr. Morio Ikeda is concurrently serving as Outside Director, conducted purchase of stock for treasury on July 17, 2005, prior to the announcement of the dissolution of its subsidiary Holland Komatsu Finance Limited, which had ended business operations, without realizing that the dissolution of the subsidiary constituted a significant fact as defined by the Securities and Exchange Act (a fact which affects the judgment of investments by investors). However, as a result of the investigation by the Securities and Exchange Surveillance Commission, the dissolution of the subsidiary was found to have constituted a significant fact, and it was judged that the purchase of stock for treasury preceding the announcement constituted a transaction prohibited by the Securities and Exchange Law. In March 2007, in accordance with the counsel of the Securities and Exchange Surveillance Commission, the Financial Services Agency of Japan ordered Komatsu Ltd. to pay a surcharge pursuant to the Securities and Exchange Act, and in April 2007, said company made a surcharge payment of 43.78 million yen to the Financial Services Agency of Japan. Mr. Morio Ikeda has been making proposals to the Board of Directors on a regular basis from the perspective of compliance with laws, and even after the finding, he has sought, with the aim of preventing reoccurrence, to strengthen the compliance system and internal control system, and improve employee training through discussions of the Board of Directors.
5. In the event that the appointments of Messrs. Nobuo Kuroyanagi, Shinpei Miyamura and Morio Ikeda are approved, Isetan Mitsukoshi Holdings Ltd. intends to enter into liability limitation agreements with all three, and the gist of the content is to limit the maximum liability amount to be borne by the three with respect to said company to the amount stipulated in the laws and regulations. In addition, Mitsukoshi has entered into a liability limitation agreement with Mr. Teisuke Kitayama, and the gist of the content is to limit the

maximum liability amount to be borne by him with respect to said company to the amount stipulated in the laws and regulations.

7. Matters stipulated in Article 76 of the Ordinance for Enforcement of the Corporate Law concerning individuals who are to assume office as Corporate Auditors of Isetan Mitsukoshi Holdings Ltd.

The individuals who are to assume office as Corporate Auditors of Isetan Mitsukoshi Holdings Ltd. are as indicated below:

Name and Date of Birth	Career Summary		(1) Number of Shares of Isetan Owned (2) Number of Shares of Mitsukoshi, Ltd. Owned (3) Number of Shares of Isetan Mitsukoshi Holdings Ltd. to be Allotted
Ikuo Nihei (May 23, 1946)	April 1970	Joined Isetan Company Limited	(1) 31,900 shares (2) 0 shares (3) 31,900 shares
	February 1989	General Manager, Finance & Accounting Division	
	June 1999	Director, General Manager, Finance & Accounting Division	
	June 2001	Executive Officer, General Manager, Finance & Accounting Division	
	June 2002	Director, Senior Executive Officer, General Manager, Corporate Planning Division, Finance & Accounting Division	
	June 2005	Fulltime Corporate Auditor, Isetan Company Limited (Current)	
Kennichi Abe (June 22, 1946)	May 1970	Joined Mitsukoshi, Ltd.	(1) 0 shares (2) 27,100 shares (3) 9,214 shares
	February 2000	General Manager, Finance and Accounting Division	
	May 2000	Executive Officer, General Manager, Finance and Accounting Division	
	May 2001	Board Director, General Manager, Finance and Accounting Division	
	September 2002	Board Director, General Manager, Finance and Accounting Division	
	September 2003	Board Director, Senior Executive Officer, General Manager, Finance and Accounting Division	
	May 2004	Standing Corporate Auditor (Current)	
Teisuke Kitayama (October 26, 1946)	April 1969	Joined Mitsui Bank, Ltd. (now Sumitomo Mitsui Banking Corporation)	(1) 0 shares (2) 1,000 shares (3) 340 shares
	June 1997	Director, Sakura Bank, Ltd. (now Sumitomo Mitsui Banking Corporation)	
	April 2001	Managing Director and Managing Executive Officer, Sumitomo Mitsui Banking Corporation	
	June 2003	Senior Executive Managing Director, Sumitomo Mitsui Banking Corporation	

	June 2004	Director and Deputy President, Sumitomo Mitsui Financial Group, Inc.	
	June 2005	Representative Director and President, Sumitomo Mitsui Financial Group, Inc. (Current), and Chairman of the Board, Sumitomo Mitsui Banking Corporation (Current)	
	May 2006	Director, Mitsukoshi, Ltd. (Current)	
	October 2006	Director, FUJIFILM Holdings Corporation (Current)	
Sumio Iijima (May 6, 1941)	April 1966	Admitted to bar (the Daini Tokyo Bar Association)	
	December 1978	Associated with Anderson, Mori & Rabinowitz (Tokyo)	
	April 1988	Auditor, TKC Corporation (Current)	
	January 1991	Instructor (civil practice), Legal Research & Training Institute of the Supreme Court	(1) 0 shares
	June 1994	Opened Tokyo Toranomon Law Office (Current)	(2) 0 shares
	September 2003	Auditor, Kitagawa Industries Co., Ltd. (Current)	(3) 0 shares
	June 2006	Lecturer, Chuo Law School (Current) Auditor, Mitsui O.S.K. Lines, Ltd. (Current)	
	June 2007	Corporate Auditor, Isetan Company Limited (Current)	

(Notes) 1. Messrs. Teisuke Kitayama and Sumio Iijima are candidates for Outside Corporate Auditors.

2. Mr. Teisuke Kitayama is the Director and Chairman (Representative Director) of Sumitomo Mitsui Banking Corporation, the main bank of Mitsukoshi, Ltd. Further, none of the other candidates have special vested interests in either Isetan or Mitsukoshi. Moreover, Sumitomo Mitsui Banking Corporation, of which Mr. Nobuo Kuroyanagi is Representative Director, is anticipated to be the primary bank of Isetan Mitsukoshi Holdings Ltd.

3. Mr. Teisuke Kitayama has been selected as a candidate for Outside Corporate Auditor on the basis of the judgment that he would be able to reflect his rich experience and wide-ranging perspective as executive of financial institutions in the oversight of Isetan Mitsukoshi Holdings Ltd. Note that Sumitomo Mitsui Banking Corporation, of which Mr. Teisuke Kitayama is Representative Director, received an administrative action from the Financial Services Agency of Japan in April 2006 on the basis of a trial by the Fair Trade Commission in December 2005 in relation to the methods of swap sales of interest directed at corporate clients. In response to this, Mr. Teisuke Kitayama, in his capacity as Representative Director, has carried out his duties by carrying out investigations of the case facts and creating policies to prevent reoccurrence, etc. Furthermore, Mr. Teisuke Kitayama is scheduled to resign from his position as Director (Outside) of Mitsukoshi, Ltd. on the day preceding the incorporation date of the Isetan Mitsukoshi Holdings Ltd.

4. It has been judged that Mr. Sumio Iijima can appropriately carry out the duties of Outside Corporate Auditor on the basis of his expertise concerning corporate legal affairs and management operation through his long career as a lawyer. Further, he has been selected as a candidate for Outside Corporate Auditor because he can utilize the specialized perspective of a lawyer to conduct oversight of Isetan Mitsukoshi Holdings Ltd. and create and maintain a compliance system. Note that his term as Outside Corporate Auditor of Isetan will be about five months, ending upon the conclusion of the Extraordinary General Meeting of

Shareholders.

5. In the event that the appointments of Messrs. Teisuke Kitayama and Sumio Iijima are approved, Isetan Mitsukoshi Holdings Ltd. intends to enter into liability limitation agreements with the two, and the gist of the content is to limit the maximum liability amount to be borne by the two with respect to the said company to the amount stipulated in the laws and regulations. Further, Isetan has entered into a liability limitation agreement with Mr. Sumio Iijima, and the gist of the content is to establish the maximum liability amount to be borne by him with respect to the said company as either the predetermined amount which is more than 13 million yen, or the amount stipulated in the laws and regulations, whichever is higher.

8. Matters stipulated in Article 77 of the Ordinance for Enforcement of the Corporate Law concerning the entity that is to serve as the Accounting Auditor of Isetan Mitsukoshi Holdings Ltd.

The entity that is to serve as the Accounting Auditor of Isetan Mitsukoshi Holdings Ltd. is as indicated below:

(As of June 30, 2007)

Name	Ernst & Young ShinNihon
Location of Principal Office	Hibiya Kokusai Building, 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo
Profile (as of June 30, 2007)	Certified Public Accountants 1,780 Other Accounting Staff 1,338 Other Employees 772 Total 3,890 Number of Corporate Clients 4,354 Investments in Equity ¥1,724 million Offices, etc. Japan (including Tokyo) 33 Liaison Offices 2 Overseas Offices 24
History	October 1985 Tetsuzo Ota & Company and Showa Audit Corporation merged to form Shōwa Ota & Co. January 1986 Daiichi Audit Corporation, Nisshin Audit Corporation, and Musashi Audit Corporation merged to form Century Audit Corporation April 2000 Showa Ota & Co. and Century Audit Corporation merged to form Century Ota Show & Co. July 2001 Changed corporate name to Ernst & Young ShinNihon

9. Remuneration, etc., for individuals who are to assume office as the initial Directors and Corporate Auditors of Isetan Mitsukoshi Holdings Ltd.

Remuneration, etc., for the individuals who are to assume office as the initial Directors and Corporate Auditors of Isetan Mitsukoshi Holdings Ltd. are as set forth in the Articles of Incorporation, Article 2 of the Supplementary Provisions, as provided from page 41 herein. Isetan Mitsukoshi Holdings Ltd. is scheduled to initially have nine Directors and four Corporate Auditors.

With respect to the aforementioned individuals who are to assume office as the initial Directors of Isetan Mitsukoshi Holdings Ltd. and are concurrently serving as Directors of Isetan, Isetan is scheduled to make separate payments of bonuses for the period from April 1, 2007 through March 31, 2008 for their services during this period in accordance with existing standards, pursuant to a resolution of the general meeting of shareholders of Isetan.

Further, Isetan resolved at the Board of Directors meeting held on October 4, 2007 to abolish the retirement benefit system for Directors and Corporate Auditors as of the conclusion of the ordinary general meeting of shareholders of Isetan scheduled to be held in June 2008. The retirement benefits for Directors and Corporate Auditors for their service through the conclusion of the aforementioned ordinary general meeting of shareholders are scheduled to be paid by Isetan upon their retirement in accordance with the standards of the aforementioned retirement benefit system (see below for the calculation formula) prior to its abolition pursuant to a resolution of the general meeting of shareholders.

Calculation Formula: Σ{(Annual Base Amount for Position x Fixed Ratio for Position) + (Annual Base Amount for Position x Variable Ratio for Position x Amount of Bonuses Paid ÷ Amount of Base Bonus)}

*Annual Base Amount for Position x Fixed Ratio for Position:
Fixed annual amount prescribed for each position

*Annual Base Amount for Position x Variable Ratio for Position: Annual variable amount prescribed for each position

*Amount of Bonuses Paid ÷ Amount of Base Bonus:
Contribution of each Director to the annual performance

*Bonuses are not paid to Corporate Auditors. The fixed ratio and variable ratio for this position are set at 100% and 0%, respectively.

10. Other references

(1) Matters to be noted concerning accounting related to the Stock Transfer (for reference purposes)

As the Stock Transfer will be treated as an "acquisition" under the accounting standard for business combinations, the purchase method is expected to be applied. In this case, the assets and liabilities of Mitsukoshi, Ltd. and its subsidiaries, which are the companies to be acquired in terms of accounting, will be accounted for in the consolidated financial statements of Isetan Mitsukoshi Holdings Ltd. at market price. Based on preliminary calculations at this time, it is expected that this will result in a consolidated amount negative goodwill of approximately ¥70.0 billion. However, please note that the aforementioned amount of negative goodwill is an estimate based on a preliminary calculation using the various figures obtained as of October 4, 2007, and changes may result in a different final amount. The final amount, amortization period, and other items will be announced upon determination.

(2) Matters to be noted concerning interim dividends of Isetan Mitsukoshi Holdings Ltd. for the initial fiscal year (for reference purposes)

Isetan Mitsukoshi Holdings Ltd. is scheduled to forego the interim dividend for the initial fiscal year and make a collective dividend payment at the end of the fiscal year.

(3) Matters concerning so-called shark repellents (defense measures against takeovers) (for reference purposes)

Isetan Mitsukoshi Holdings Ltd. does not have plans to implement special defense measures against takeovers in the early stages of its incorporation.

11. Matters concerning resolutions on this proposal

This Proposal shall take effect upon approval by the general meetings of shareholders of Isetan and Mitsukoshi as stipulated in Article 8 of the Plan.

Further, in the event that the Plan becomes null and void due to matters stipulated in Article 12 (Validity of Plan) or Article 13 (Amendment of the Terms of the Stock Transfer and Cancellation Thereof) of the Plan, or in the event the Stock Transfer is cancelled, the resolution for approval of the Plan shall become null and void.

Proposal No. 2 Grant to the Board of Directors of Isetan the Authority to Determine the Subscription Terms for Share Options to be issued to holders of Subscription Rights resolved at the 115th Ordinary General Meeting of Shareholders

As stated in Proposal No. 1, a stock transfer is scheduled for April 1, 2008, whereby a wholly-owning parent company Isetan Mitsukoshi Holdings Ltd. shall be established, and Isetan and Mitsukoshi shall become the wholly-owned subsidiaries of such company. In connection with the foregoing, Isetan has been studying the issue of the treatment of the share options granted to the Directors of Isetan as of August 1, 2000 in the form of stock subscription rights based on Article 280-19 of the former Commercial Code prior to the amendments in 2001, pursuant to the resolution of the 115th Ordinary General Meeting of Shareholders (hereinafter "Subscription Rights"). As it is interpreted under the Corporate Law that the share options in the form of Subscription Rights cannot be succeeded by the wholly-owning parent company established by way of stock transfer, it was concluded that in order to prevent loss of the economic value of the Subscription Rights, the best solution would be for Isetan to issue to the holders of Subscription Rights, conditional upon waiver of such rights, by the day preceding the date on which the Stock Transfer takes effect, share options which have the same economic benefit in substance (hereinafter the "Share Options"), and at the time of the Stock Transfer, share options of the wholly-owning parent company established by way of stock transfer will be delivered to replace the Share Options held by each holder of such Share Options pursuant to the provisions of the Corporate Law. As such, your approval is requested regarding the grant to Board of Directors of Isetan the authority to determine the subscription terms for share options to be issued to holders of exercisable Subscription Rights who waive their Subscription Rights, conditional upon the approval of Proposal No. 1.

1. Reasons for need to offer Share Options under particularly favorable terms

In accordance with the Stock Transfer, gratis issue of the Share Options is conducted in order to protect the substantive economic value held by holders of the Subscription Rights. Further, the allotment of the Share Options is subject to the waiver of the Subscription Rights. Moreover, if by the day preceding the Meeting of the Board of Directors concerning the determination of the subscription terms, the Plan loses its validity or the Stock Transfer is cancelled pursuant to the provisions of Article 12 (Validity of the Plan) or Article 13 (Amendment of Terms of the Stock Transfer and Cancellation Thereof) of the Plan, the Board of Directors is scheduled to forego making a decision concerning the terms of subscription of the Share Options.

2. Amount of money to be paid in exchange for one Share Option (paid-in amount)

Payment of money shall not be required.

3. Conditions and maximum number of Share Options for which the decision on the terms of subscription is to be delegated

(1) Maximum number of Share Options
The maximum shall be 53 units of Share Options as stipulated in (2) below.

(2) Conditions of Share Options

(i) Class and number of shares subject to Share Options

The class of shares subject to the Share Options shall be common stock, and the number of shares subject to each share option (hereinafter the "Granted Share Number") shall be 1,000 shares (this corresponds to the fact that Subscription Rights are to be exercised in units of 1,000 shares, since 1,000 shares comprised one unit of Isetan's stock at the time the Subscription Rights were granted).

However, in the event that Isetan conducts a stock split or stock consolidation of its common stock (includes gratis issues of Isetan's common stock; the same applies hereinafter) after the date of resolution by the General Meeting of Shareholders (hereinafter "Resolution Date"), the Granted Share Number shall be adjusted in accordance with the following calculation formula, and shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =
Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the foregoing, the Granted Share Number will be adjusted to the extent reasonable, taking into consideration such factors as the terms of capital reduction in the event of unavoidable circumstances occurring after the Resolution Date that require adjustment of the Granted Share Number.

(ii) Amount of assets invested upon the exercise of the Share Options

The amount of assets invested upon the exercise of one Share Option (hereinafter the "Exercise Price") shall equal ¥1,157 multiplied by 1,000.

In the event that Isetan splits or consolidates shares of its common stock after the date of allotment, the Exercise Price shall be adjusted in accordance with the following calculation formula, and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{split or consolidation ratio}}$$

Further, the Exercise Price shall be adjusted in accordance with the following calculation formula in the event that Isetan issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of Subscription Rights based on the provisions of Article 280-19 of the former Commercial Code prior the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of Share Options (including those accompanying convertible bonds) entitling holders to request Isetan to issue shares of its common stock, and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued," as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, "number of shares to be newly issued" and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively.

Additionally, the Exercise Price shall be adjusted to the extent reasonable in the event of unavoidable circumstances occurring after the date of allotment that require adjustment of the Exercise Price.

(iii) Period during which Share Options may be exercised

April 1, 2008 to June 28, 2010

(iv) Matters concerning increase in stated capital and capital reserve in the event that shares are issued due to exercise of Share Options

A. The amount of increase in capital due to the issuance of shares as a result of Share Options being exercised shall equal one half of the maximum increase in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Ordinance for Corporate Accounting, and amounts less than one yen resulting from the calculations shall be rounded up.

B. The amount of increase in capital reserve due to the issuance of shares as a result of Share Options being exercised shall equal the maximum increase in capital, etc., set forth in A. above, less the amount of increase in capital stipulated in A. above.

(v) Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

(vi) Reasons Isetan may acquire the Share Options and terms of acquisition

Isetan shall acquire the Share Options without consideration in the following cases:

A. If the Share Option Holder no longer fulfills the conditions for exercising share options.

B. If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax, laws, etc.

C. If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

D. If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events.

(a) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(b) dismissal of the Share Option Holder as Director;

(c) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan;

(d) breach of conditions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(e) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(f) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

(vii) Other terms and conditions for exercising Share Options

Other terms and conditions for the exercise of Share Options shall be set forth in the Agreement on Allotment of Share Options as determined by Isetan's Board of Directors.

(viii) Handling of Share Options in the event of company reorganization

In the event that Isetan conducts a merger (only if Isetan is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), holders of share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following principles. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following principles shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

A. Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

B. Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company

C. Number of shares of the Reorganization Target Company to be issued upon exercise of the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be adjusted reasonably in accordance with the (i) above, and shares less than one resulting from the adjustment shall be rounded down.

D. Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be calculated by taking into account the conditions, etc. of the Reorganization Acts, and multiplying the exercise price after the reorganization adjusted in accordance with (ii) above concerning the adjustment for stock splits or consolidation by the number of shares to be issued upon exercise of the share options as decided in accordance with the preceding C.

E. Exercise period of the Reorganization Target Company Share Options
It shall begin from either the first day of the period from when share options may be exercised as provided for in the preceding (iii), or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options pursuant to the preceding (iii).

F. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options
It shall be decided pursuant to the preceding (iv).

G. Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer
Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

H. Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition
It shall be decided pursuant to the preceding vi.

I. Other conditions for exercise of the Reorganization Target Company Share Options
It shall be decided pursuant to the preceding vii.

Proposal No. 3 Grant to the Board of Directors of Isetan the Authority to Determine the Subscription Terms for Share Options to be issued to holders of Subscription Rights resolved at the 116th Ordinary General Meeting of Shareholders

As stated in Proposal No. 1 (Incorporation of a Wholly-Owning Parent Company through Stock Transfer), a stock transfer is scheduled for April 1, 2008, whereby a wholly-owning parent company Isetan Mitsukoshi Holdings Ltd. shall be established, and Isetan and Mitsukoshi shall become the wholly-owned subsidiaries of such company. In connection with the foregoing, Isetan has been studying the issue of the treatment of the share options granted to the Directors, Executive Officers, and Employees of Isetan as of August 7, 2001 in the form of stock subscription rights based on Article 280-19 of the former Commercial Code prior to the amendments in 2001, pursuant to the resolution of the 116th Ordinary General Meeting of Shareholders (hereinafter "Subscription Rights"). As it is interpreted under the Corporate Law that the share options in the form of Subscription Rights cannot be succeeded by the wholly-owning parent company established by way of stock transfer, it was concluded that in order to prevent loss of the economic value of the Subscription Rights, the best solution would be for Isetan to issue to the holders of Subscription Rights, conditional upon waiver of such rights, by the day preceding the date on which the Stock Transfer takes effect, share options which have the same economic benefit in substance (hereinafter the "Share Options"), and at the time of the Stock Transfer, share options of the wholly-owning parent company established by way of stock transfer will be delivered to replace the Share Options held by each holder of such Share Options pursuant to the provisions of the Corporate Law. As such, your approval is requested regarding the grant to Board of Directors of Isetan the authority to determine the subscription terms for share options to be issued to holders of exercisable Subscription Rights who waive their Subscription Rights, conditional upon the approval of Proposal No. 1.

1. Reasons for need to offer Share Options under particularly favorable terms

In accordance with the Stock Transfer, gratis issue of the Share Options is conducted in order to protect the substantive economic value held by holders of the Subscription Rights. Further, the allotment of the Share Options is subject to the waiver of the Subscription Rights. Moreover, if by the day preceding the Meeting of the Board of Directors concerning the determination of subscription terms, the Plan loses its validity or the Stock Transfer is cancelled pursuant to the provisions of Article 12 (Validity of the Plan) or Article 13 (Amendment of Terms of the Stock Transfer and Cancellation Thereof) of the Plan, the Board of Directors is scheduled to forego making a decision concerning the terms of subscription of the Share Options.

2. Amount of money to be paid in exchange for one Share Option (paid-in amount)

Payment of money shall not be required.

3. Conditions and maximum number of Share Options for which the decision on the terms of subscription is to be delegated

(1) Maximum number of Share Options
The maximum shall be 454 units of Share Options as stipulated in (2) below.

(2) Conditions of Share Options

(i) Class and number of shares subject to Share Options

The class of shares subject to the Share Options shall be common stock, and the number of shares subject to each Share Option (hereinafter the "Granted Share Number") shall be 1,000 (this corresponds to the fact that Subscription Rights are to be exercised in units of 1,000 shares, since 1,000 shares comprised one unit of Isetan's stock at the time the Subscription Rights were granted).

However, in the event that Isetan splits (includes gratis issues of Isetan's common stock; the same applies hereinafter) or consolidates shares of its common stock after the date of resolution by the General Meeting of Shareholders (hereinafter "Resolution Date"), the Granted Share Number shall be adjusted in accordance with the following calculation formula, and shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =
Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the foregoing, the Granted Share Number will be adjusted to the extent reasonable, taking into consideration such factors as the terms of capital reduction in the event of unavoidable circumstances occurring after the Resolution Date that require adjustment of the Granted Share Number.

(ii) Amount of assets invested upon the exercise of the Share Options

The amount of assets invested upon the exercise of one Share Option (hereinafter the "Exercise Price") shall equal ¥1,359 multiplied by 1,000.

In the event that Isetan splits or consolidates shares of its common stock after the date of allotment, the Exercise Price shall be adjusted in accordance with the following calculation formula, and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{split or consolidation ratio}}$$

Further, the Exercise Price shall be adjusted in accordance with the following calculation formula in the event that Isetan issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of Subscription Rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of Share Options (including those accompanying convertible bonds) entitling holders to request Isetan to issue shares of its common stock), and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued," as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of common stock held as treasury stock. In the event of disposition of treasury stock, "number of shares to be newly issued" and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively.

Additionally, the Exercise Price shall be adjusted to the extent reasonable in the event of unavoidable circumstances occurring after the date of allotment that require adjustment of the Exercise Price.

(iii) Period during which Share Options may be exercised

April 1, 2008 to June 27, 2011

(iv) Matters concerning increase in stated capital and capital reserve in the event that shares are issued due to exercise of Share Options

A. The amount of increase in stated capital due to the issuance of shares, etc., as a result of Share Options being exercised shall equal one half of the maximum increase in stated capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Ordinance for Corporate Accounting, and amounts less than one yen resulting from the calculations shall be rounded up.

B. The amount of increase in capital reserve due to the issuance of shares, etc., as a result of Share Options being exercised shall equal the maximum increase in stated capital, etc., set forth in A above, less the amount of increase in stated capital stipulated in A above.

(v) Restriction on acquisition of Share Options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

(vi) Reasons Isetan may acquire the Share Options and terms of acquisition

Isetan shall acquire the Share Options without consideration in the following cases.

Share Options which shall be granted to holders of Subscriptions Rights granted to Directors

A. If the Share Option Holder no longer fulfills the conditions for exercising share options.

B. If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

C. If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

D. If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events.
   - (a) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;
   - (b) dismissal of the Share Option Holder as Director of Isetan;
   - (c) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan;
   - (d) breach of conditions of the Agreement on Allotment of Share Options by the Share Option Holder;
   - (e) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and
   - (f) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share Options which shall be granted to holders of Subscriptions Rights granted to Executive Officers

A. In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

B. If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

C. If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

D. In the event that the acquisition of share options without compensation is resolved by the Board of Directors of Isetan in the case of any of the following events.
   - (a) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;
   - (b) dismissal of the Share Option Holder pursuant to regulations concerning executive officers;
   - (c) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of Isetan;
   - (d) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;
   - (e) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and
   - (f) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share Options which shall be granted to holders of Subscriptions Rights granted to Employees

A. In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

B. If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

C. If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

D. In the event that the acquisition of share options without compensation is resolved by the Board of Directors of Isetan in the case of any of the following events.
   (a) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;
   (b) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of Isetan;
   (c) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;
   (d) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and
   (e) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

(vii) Other terms and conditions for exercising Share Options

Other terms and conditions for the exercise of Share Options shall be set forth in the Agreement on Allotment of Share Options as determined by Isetan's Board of Directors.

(viii) Handling of Share Options in the event of company reorganization

In the event that Isetan conducts a merger (only if Isetan is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), holders of share options which have not been exercised as of the time that any of the Reorganization Acts comes into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following principles. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following principles shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

A. Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

B. Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company

C. Number of shares of the Reorganization Target Company to be issued upon exercise of the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be adjusted reasonably in accordance with the (i) above, and shares less than one resulting from the adjustment shall be rounded down.

D. Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be calculated by taking into account the conditions, etc. of the Reorganization Acts, and multiplying the exercise price after the reorganization adjusted in accordance with (ii) above concerning the adjustment for stock splits or consolidation by the number of shares to be issued upon exercise of the share options as decided in accordance with the preceding C.

E. Exercise period of the Reorganization Target Company Share Options
It shall begin from either the first day of the period from when share options may be exercised as provided for in the preceding (iii), or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options pursuant to the preceding (iii).

F. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options
It shall be decided pursuant to the preceding (iv).

G. Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer
Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

H. Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition
It shall be decided pursuant to the preceding (vi).

I. Other conditions for exercise of the Reorganization Target Company Share Options
It shall be decided pursuant to the preceding (vii).

Proposal No. 4 Partial Amendments to the Articles of Incorporation

1. Reasons for Amendments

(1) Should Proposal No. 1 "Incorporation of a Wholly-Owning Parent Company through Stock Transfer" be approved and the Stock Transfer take place, stock will be transferred as of April 1, 2008 (scheduled) and the shareholders of Isetan will becomes shareholders of Isetan Mitsukoshi Holdings Ltd., and as a result, Isetan Mitsukoshi Holdings Ltd. will become the only shareholder of Isetan.

As a result, the only shareholder of Isetan as of the date of Isetan's 123rd General Meeting of Shareholders to be held in late June 2008 will be Isetan Mitsukoshi Holdings Ltd. Based on the perspective that the shareholders who are able to exercise the right to vote should match the actual shareholder composition, your approval is requested regarding the deletion of Article 13 (Record Date) of the current Articles of Incorporation of Isetan in accordance with the Corporate Law so that the shareholders as of the date of this General Meeting of Shareholders shall be shareholders who are able to exercise the right to vote at that General Meeting, subject to the approval and adoption of Proposal No. 1.

The resolution to approve this Proposal shall take effect on the condition that the

Plan remains in effect and that the Stock Transfer has not been aborted as of the day before March 31, 2008.
Isetan is scheduled to pay dividends from surplus for the fiscal year ending March 2008 to the shareholders or pledgees of registered shares reported or recorded in the final shareholders' register as of March 31, 2008 on the basis of the resolution of the aforementioned 123rd Ordinary General Meeting of Shareholders of Isetan scheduled to be held in late June 2008 in accordance with Article 45 of Isetan's Articles of Incorporation (the number of the article shall be the number decided after the approval of this Proposal). As regards the proposal and approval concerning said dividends from surplus, Isetan shall make dividend payments in accordance with the conditions set forth in Article 10 of the Plan for the purpose of protecting the interests of Isetan's shareholders as of March 31, 2008.

(2) Following the deletion of Article 13 of the current Articles of Incorporation, the articles following shall be moved up and renumbered accordingly.

2. Details of Proposed Amendments

The details of the proposed amendments are as follows:

(Amended parts are underlined)

Current Articles of Incorporation	Proposed Amendments
Article 13 (Record Date) Shareholders who are reported or recorded in the final shareholders' register and beneficial shareholders reported or recorded on the final beneficial shareholders' register as of March 31 of every year shall be the shareholders of Isetan who are able to exercise their voting rights at the ordinary general meeting of shareholders for that fiscal year Except as otherwise stipulated in the preceding paragraphs or these Articles of Incorporation, a specified date may be designated as the record date by a resolution of the Board of Directors, subject to prior notice.	(Delete)
Article 14 Share Handling Regulations	Article 13 Share Handling Regulations
~ (omitted)	~ (as is)
Article 48 Period of Limitation on Dividends	Article 47 Period of Limitation on Dividends

End of Document

Stock Transfer Plan (Copy)

Whereas, Isetan Company Limited (hereinafter referred to as "Isetan") and Mitsukoshi, Ltd. (hereinafter referred to as "Mitsukoshi") have agreed to execute a stock transfer by way of joint stock transfer, the two companies jointly prepare the Stock Transfer Plan (hereinafter referred to as the "Plan") as follows:

Article 1 (Stock Transfer)

In accordance with the provisions of the Plan, Isetan and Mitsukoshi shall execute a stock transfer by means of joint stock transfer on the date when a wholly-owning parent company incorporated through the stock transfer is newly established (hereinafter referred to as the "New Company") by having the New Company acquire all of the issued shares of Isetan and Mitsukoshi (hereinafter referred to as the "Stock Transfer").

Article 2 (Purpose, Trade Name, Location of Head Office, Total Number of Shares Authorized to be Issued by the New Company and Other Matters Stipulated in the Articles of Incorporation)

1. Purpose, trade name, location of the head office, total number of shares authorized to be issued of the New Company shall be as follows:
   (1) Purpose
   The purpose of the New Company shall be as defined in Article 2 of the Articles of Incorporation provided as Exhibit 1.
   (2) Trade name
   The trade name of the New Company shall be "Kabushiki Kaisha Mitsukoshi Isetan Holdings" and shall be expressed in English as "Isetan Mitsukoshi Holdings Ltd."
   (3) Location of the Head Office
   The New Company shall have its head office in Chuo-ku, Tokyo, and the registered address of the head office shall be at 6-16, Ginza 4-chome, Chuo-ku, Tokyo.
   (4) Total Number of Shares Authorized to be Issued
   The total number of shares authorized to be issued by the New Company shall be one billion five hundred million (1,500,000,000) shares.
2. In addition to that which is listed in the foregoing paragraph, matters set forth in the Articles of Incorporation of the New Company shall be as described in the Articles of Incorporation provided as Exhibit 1.

Article 3 (Names of the Directors, Corporate Auditors and Accounting Auditor of the New Company upon Incorporation)

1. The names of the Directors upon incorporation of the New Company shall be as follows:
   Nobukazu Muto
   Kunio Ishizuka
   Chihiro Nihashi
   Kouhei Amano
   Shinya Takada
   Ken Akamatsu
   Nobuo Kuroyanagi
   Shimpei Miyamura
   Morio Ikeda
2. The names of the Corporate Auditors upon incorporation of the New Company shall be as follows:

Ikuo Nihei
Kenichi Abe
Teisuke Kitayama
Sumio Iijima

3. The name of the Accounting Auditor upon incorporation of the New Company shall be as follows:
Ernst & Young ShinNihon

Article 4 (Shares to be Issued upon Execution of the Stock Transfer and Allotment Thereof)

1. The New Company shall, upon execution of the Stock Transfer, issue common stock of the New Company to shareholders (including beneficial shareholders, the same shall apply hereinafter) of Isetan and Mitsukoshi reported or recorded in the last shareholders' register of Isetan and Mitsukoshi (including beneficial shareholders' registers, the same shall apply hereinafter) as of the day preceding the Incorporation Date of the New Company (as defined in Article 7, the same shall apply hereinafter) to replace the common stock owned by respective shareholders in (i) a number equivalent to the total number of common stock issued by Isetan as of the day preceding the Incorporation Date of the New Company, and (ii) a number equivalent to the total number of common stock issued by Mitsukoshi as of the day preceding the Incorporation Date of the New Company, multiplied by the number 0.34.
2. The New Company shall, upon execution of the Stock Transfer, allot shares of the New Company to shareholders of Isetan and Mitsukoshi reported or recorded in the last shareholders' register of Isetan and Mitsukoshi as of the day preceding the Incorporation Date of the New Company according to the following terms: one (1) common stock of the New Company to replace one (1) common stock of Isetan owned by shareholders, and 0.34 common stock of the New Company to replace one (1) common stock of Mitsukoshi owned by shareholders.

Article 5 (Matters Relevant to the Amounts of Capital and Reserve Funds, etc., of the New Company)

The amounts of capital and reserve funds, etc., of the New Company as of the Incorporation Date are as follows:

(1) Stated Capital
50 billion yen
(2) Capital Reserve
12.5 billion yen
(3) Earned Reserve
0 yen
(4) Capital Surplus
The amount calculated by subtracting the sum of the above (1) and (2) from the amount of paid-in capital under incorporation-type reorganization set forth in Article 83, Item 1 of the Ordinance for Corporate Accounting.

Article 6 (Share Options to be Issued upon Execution of the Stock Transfer and Allotment Thereof)

1.

(1) On the premise that the agenda item entitled "Grant to the Board of Directors of Isetan the Authority to Determine the Subscription Requirements for Share Options to be issued to holders of Subscription Rights resolved at the 115th Ordinary General Meeting of Shareholders" will be adopted, Isetan shall issue, on or before the day preceding the Incorporation Date of the New Company, the Share Options entitled "Terms of the Seventh Series of Share Options of Isetan Company Limited" presented as Exhibit 14 (hereinafter referred to as the "Seventh Series of Share Options of Isetan") to replace the stock subscription

rights issued pursuant to the resolution of the Ordinary General Meeting of Shareholders held on June 29, 2000 and the resolution of the Board of Directors held on July 22, 2000 and granted under the Stock Subscription Grant Contract entered into with the directors of Isetan on August 1, 2000 (hereinafter referred to as the "Year 2000 Stock Subscription Rights of Isetan"), subject to waiver thereof, and shall allot in the proportion of one (1) share option of the Seventh Series of Share Options of Isetan per one (1) stock subscription right of the Year 2000 Stock Subscription Rights of Isetan to such holders of stock subscription rights.

(2) On the premise that the agenda item entitled "Grant to the Board of Directors of Isetan the Authority to Determine the Subscription Requirements for Share Options to be issued to holders of Subscription Rights resolved at the 116th Ordinary General Meeting of Shareholders" will be adopted, Isetan shall issue, on or before the day preceding the Incorporation Date of the New Company, the Share Options entitled "Terms of the Eighth Series of Share Options of Isetan Company Limited" presented as Exhibit 16 (hereinafter referred to as the "Eighth Series of Share Options of Isetan") to replace the stock subscription rights issued pursuant to the resolution of the Ordinary General Meeting of Shareholders held on June 28, 2001 and the resolution of the Board of Directors held on July 27, 2001 and granted under the Stock Subscription Grant Contract entered into with the directors, executive directors and employees of Isetan on August 7, 2001 (hereinafter referred to as the "Year 2001 Stock Subscription Rights of Isetan"), subject to waiver thereof, and shall allot in the proportion of one (1) share option of the Eighth Series of Share Options of Isetan per one (1) stock subscription right of the Year 2001 Stock Subscription Rights of Isetan to such holders of stock subscription rights.

2.

(1) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the First Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 3 entitled "Terms of the First Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "First Series of Share Options of the New Company") as the total number of the Share Options which have been issued to the Share Option Holders of the First Series of Share Options issued by Isetan (the terms thereof are as presented in Exhibit 2 entitled "Terms of the First Series of Share Options of Isetan Company Limited"; hereinafter referred to as the "First Series of Share Options of Isetan") to shareholders reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(2) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Second Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 5 entitled "Terms of the Second Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Second Series of Share Options of the New Company") as the total number of the Share Options which have been issued to the Share Option Holders of the Second Series of Share Options issued by Isetan (the terms thereof are as presented in Exhibit 4 entitled "Terms of the Second Series of Share Options of Isetan Company Limited"; hereinafter referred to as the "Second Series of Share Options of Isetan") to shareholders reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(3) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Third Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 7 entitled "Terms of the Third Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Third Series of Share Options of the New Company") as the total number of the Share Options which have been issued to the Share Option Holders of the Third Series of Share Options issued by Isetan (the terms thereof are as presented in Exhibit 6 entitled "Terms of the Third Series of Share Options of Isetan Company Limited";

hereinafter referred to as the "Third Series of Share Options of Isetan") to shareholders reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(4) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Fourth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 9 entitled "Terms of the Fourth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Fourth Series of Share Options of the New Company") as the total number of the Share Options which have been issued to the Share Option Holders of the Fourth Series of Share Options issued by Isetan (the terms thereof are as presented in Exhibit 8 entitled "Terms of the Fourth Series of Share Options of Isetan Company Limited"; hereinafter referred to as the "Fourth Series of Share Options of Isetan") to shareholders reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(5) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Fifth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 11 entitled "Terms of the Fifth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Fifth Series of Share Options of the New Company") as the total number of the Share Options which have been issued to the Share Option Holders of the Fifth Series of Share Options issued by Isetan (the terms thereof are as presented in Exhibit 10 entitled "Terms of the Fifth Series of Share Options of Isetan Company Limited"; hereinafter referred to as the "Fifth Series of Share Options of Isetan") to shareholders reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(6) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Sixth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 13 entitled "Terms of the Sixth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Sixth Series of Share Options of the New Company") as the total number of the Share Options which have been issued to the Share Option Holders of the Sixth Series of Share Options issued by Isetan (the terms thereof are as presented in Exhibit 12 entitled "Terms of the Sixth Series of Share Options of Isetan Company Limited"; hereinafter referred to as the "Sixth Series of Share Options of Isetan") to shareholders reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(7) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Seventh Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 15 entitled "Terms of the Seventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Seventh Series of Share Options of the New Company") as the total number of the Share Options which have been issued as of the day preceding the Incorporation Date of the New Company to the Share Option Holders of the Seventh Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(8) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Eighth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 17 entitled "Terms of the Eighth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Eighth Series of Share Options of the New Company") as the total number of the Share Options which have been issued as of the day preceding the Incorporation Date of the New Company to the Share Option Holders of the Eighth Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(9) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Ninth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 19 entitled "Terms of the Ninth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Ninth Series of Share Options of the New Company") as the total number of the Share Options which have been issued as of the day preceding the Incorporation Date of the New Company to the Share Option Holders of Share Options issued in June 2004 by Mitsukoshi (the terms thereof are as presented in Exhibit 18 entitled "Terms of Share Options issued in June 2004 of Mitsukoshi, Ltd. (Stock Compensation Type Share Options)"; hereinafter referred to as the "First Series of Share Options of Mitsukoshi") reported or recorded in the last share option register of Mitsukoshi as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(10) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Tenth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 21 entitled "Terms of the Tenth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Tenth Series of Share Options of the New Company") as the total number of the Share Options which have been issued as of the day preceding the Incorporation Date of the New Company to the Share Option Holders of Share Options issued in June 2005 by Mitsukoshi (the terms thereof are as presented in Exhibit 20 entitled "Terms of Share Options issued in June 2005 of Mitsukoshi, Ltd. (Stock Compensation Type Share Options)"; hereinafter referred to as the "Second Series of Share Options of Mitsukoshi") reported or recorded in the last share option register of Mitsukoshi as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(11) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Eleventh Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 23 entitled "Terms of the Eleventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Eleventh Series of Share Options of the New Company") as the total number of the Share Options which have been issued as of the day preceding the Incorporation Date of the New Company to the Share Option Holders of Share Options (for Directors) issued in June 2006 by Mitsukoshi (the terms thereof are as presented in Exhibit 22 entitled "Terms of Share Options issued in June 2006 of Mitsukoshi, Ltd. (for Directors)"; hereinafter referred to as the "Third Series of Share Options of Mitsukoshi") reported or recorded in the last share option register of Mitsukoshi as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(12) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Twelfth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 25 entitled "Terms of the Twelfth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Twelfth Series of Share Options of the New Company") as the total number of the Share Options which have been issued as of the day preceding the Incorporation Date of the New Company to the Share Option Holders of Share Options (for Executive Officers with Special Titles) issued in June 2006 by Mitsukoshi (the terms thereof are as presented in Exhibit 24 entitled "Terms of Share Options issued in June 2006 of Mitsukoshi, Ltd. (for Executive Officers with Special Titles)"; hereinafter referred to as the "Fourth Series of Share Options of Mitsukoshi") reported or recorded in the last share option register of Mitsukoshi as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

3.

(1) The New Company shall, upon execution of the Stock Transfer, allot the First Series of Share Options of the New Company in the proportion of one (1) share option of the First Series of Share Options of the New Company per one (1) share option of the First Series of Share Options of Isetan to the Share Option Holders of the First Series of Share Options of Isetan

reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(2) The New Company shall, upon execution of the Stock Transfer, allot the Second Series of Share Options of the New Company in the proportion of one (1) share option of the Second Series of Share Options of the New Company per one (1) share option of the Second Series of Share Options of Isetan to the Share Option Holders of the Second Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(3) The New Company shall, upon execution of the Stock Transfer, allot the Third Series of Share Options of the New Company in the proportion of one (1) share option of the Third Series of Share Options of the New Company per one (1) share option of the Third Series of Share Options of Isetan to the Share Option Holders of the Third Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(4) The New Company shall, upon execution of the Stock Transfer, allot the Fourth Series of Share Options of the New Company in the proportion of one (1) share option of the Fourth Series of Share Options of the New Company per one (1) share option of the Fourth Series of Share Options of Isetan to the Share Option Holders of the Fourth Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(5) The New Company shall, upon execution of the Stock Transfer, allot the Fifth Series of Share Options of the New Company in the proportion of one (1) share option of the Fifth Series of Share Options of the New Company per one (1) share option of the Fifth Series of Share Options of Isetan to the Share Option Holders of the Fifth Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(6) The New Company shall, upon execution of the Stock Transfer, allot the Sixth Series of Share Options of the New Company in the proportion of one (1) share option of the Sixth Series of Share Options of the New Company per one (1) share option of the Sixth Series of Share Options of Isetan to the Share Option Holders of the Sixth Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(7) The New Company shall, upon execution of the Stock Transfer, allot the Seventh Series of Share Options of the New Company in the proportion of one (1) share option of the Seventh Series of Share Options of the New Company per one (1) share option of the Seventh Series of Share Options of Isetan to the Share Option Holders of the Seventh Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(8) The New Company shall, upon execution of the Stock Transfer, allot the Eighth Series of Share Options of the New Company in the proportion of one (1) share option of the Eighth Series of Share Options of the New Company per one (1) share option of the Eighth Series of Share Options of Isetan to the Share Option Holders of the Eighth Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(9) The New Company shall, upon execution of the Stock Transfer, allot the Ninth Series of Share Options of the New Company in the proportion of one (1) share option of the Ninth Series of Share Options of the New Company per one (1) share option of the First Series of Share Options of Mitsukoshi, Ltd. to the Share Option Holders of the First Series of Share Options of Mitsukoshi, Ltd. reported or recorded in the last share option register of Mitsukoshi, Ltd. as of the day preceding the Incorporation Date of the New Company.

(10) The New Company shall, upon execution of the Stock Transfer, allot the Tenth Series of Share Options of the New Company in the proportion of one (1) share option of the Tenth Series of Share Options of the New Company per one (1) share option of the Second Series of Share Options of Mitsukoshi, Ltd. to the Share Option Holders of the Second Series of Share Options of Mitsukoshi, Ltd. reported or recorded in the last share option register of Mitsukoshi, Ltd. as of the day preceding the Incorporation Date of the New Company.

(11) The New Company shall, upon execution of the Stock Transfer, allot the Eleventh Series of Share Options of the New Company in the proportion of one (1) share option of the Eleventh Series of Share Options of the New Company per one (1) share option of the Third Series of Share Options of Mitsukoshi, Ltd. to the Share Option Holders of the Third Series of Share Options of Mitsukoshi, Ltd. reported or recorded in the last share option register of Mitsukoshi, Ltd. as of the day preceding the Incorporation Date of the New Company.

(12) The New Company shall, upon execution of the Stock Transfer, allot the Twelfth Series of Share Options of the New Company in the proportion of one (1) share option of the Twelfth Series of Share Options of the New Company per one (1) share option of the Fourth Series of Share Options of Mitsukoshi, Ltd. to the Share Option Holders of the Fourth Series of Share Options of Mitsukoshi, Ltd. reported or recorded in the last share option register of Mitsukoshi, Ltd. as of the day preceding the Incorporation Date of the New Company.

Article 7 (Incorporation Date of the New Company)

The date when the incorporation of the New Company must be registered (hereinafter referred to as the "Incorporation Date of the New Company") shall be April 1, 2008. However, if necessity arises in the course of the procedures to be taken for the Stock Transfer, or if necessary otherwise, such date may be changed through mutual consultation between Isetan and Mitsukoshi.

Article 8 (General Meetings of Shareholders at which Approval of the Stock Transfer Plan is Voted on)

1. Isetan shall convene an extraordinary meeting of shareholders on November 20, 2007, and shall request the adoption of a resolution for approval of the Plan and matters necessary for the Stock Transfer.
2. Mitsukoshi shall convene an extraordinary meeting of shareholders on November 20, 2007, and shall request the adoption of a resolution for approval of the Plan and matters necessary for the Stock Transfer.
3. If necessity arises in the course of the procedures to be taken for the Stock Transfer, or if necessary otherwise, the date of meetings of shareholders set forth in the preceding two (2) paragraphs may be changed through mutual consultation between Isetan and Mitsukoshi.

Article 9 (Listing of Shares, Transfer Agent)

1. The New Company plans to list its issued shares on the Tokyo Stock Exchange on the Incorporation Date of the New Company.
2. The transfer agent of the New Company shall be Mitsubishi UFJ Trust and Banking Corporation.

Article 10 (Distribution of Surplus)

1. Isetan may distribute surplus of up to a maximum of 1.2 billion yen in aggregate and 5 yen per share to shareholders or registered share pledgees reported or recorded in the last shareholders' register as of September 30, 2007.
2. Isetan may distribute surplus of up to a maximum of 2.4 billion yen in aggregate and 10 yen per

share to shareholders or registered share pledgees reported or recorded in the last shareholders' register as of March 31, 2008. However, the standard for dividends per share shall be determined within the range of such maximum amounts on the basis of the following formula:
(Net income − 10 billion yen) (However, it shall be zero (0) yen when net income falls short of 10 billion yen) × 30% ÷ Number of issued shares + 10 yen − Amount of interim dividends (The figure is rounded off to a whole yen amount).

3. Mitsukoshi may distribute surplus of up to a maximum of 1.6 billion yen in aggregate and 3 yen per share to shareholders or registered share pledgees reported or recorded in the last shareholders' register as of February 29, 2008.
4. Excluding the cases provided for in the foregoing three (3) paragraphs, Isetan and Mitsukoshi shall not, during the period following the preparation of the Plan and until the Incorporation Date of the New Company, adopt any resolution to distribute surplus which has as its record date any day preceding the Incorporation Date of the New Company.

Article 11 (Management, etc., of Corporate Properties)

1. Isetan and Mitsukoshi shall execute their own businesses, and manage and operate properties thereof to the normal extent with due care of a good manager, respectively, during the period after the preparation of the Plan and until the Incorporation Date of the New Company, and with respect to acts that have material impact on the properties or rights and obligations of each party, Isetan and Mitsukoshi shall carry out such activities only following consultation between Isetan and Mitsukoshi.
2. Notwithstanding Paragraph 1, Isetan shall request the adoption of a resolution at the extraordinary meeting of shareholders stipulated in Article 8, Paragraph 1 concerning an amendment of its Articles of Incorporation to erase the provision regarding the record date of general meetings of shareholders with a proviso that the Plan has not lost its validity and that the Stock Transfer is not canceled by the day immediately before March 31, 2008.
3. Notwithstanding the provision of Paragraph 1, Mitsukoshi shall request the adoption of a resolution at the extraordinary meeting of shareholders stipulated in Article 8, Paragraph 2 concerning an amendment of its Articles of Incorporation to erase the provision regarding the record date of general meetings of shareholders with a proviso that the Plan has not lost its validity and that the Stock Transfer is not canceled by the day immediately before February 29, 2008.
4. Notwithstanding the provision of Paragraph 1, Isetan may issue share options in accordance with the provisions of Article 6, Paragraph 1.

Article 12 (Validity of the Plan)

The Plan shall become null and void in the case that a resolution for approval of the Plan and matters necessary for the Stock Transfer fail to pass at either of the meetings of shareholders of Isetan or Mitsukoshi as stipulated in Article 8.

Article 13 (Amendment of Terms of the Stock Transfer and Cancellation Thereof)

During the period after the preparation of the Plan and until the Incorporation Date of the New Company, in cases where any material change occurs in the financial or business conditions of Isetan or Mitsukoshi, or any event effecting a material impediment in the execution of the Stock Transfer occurs or appears, or it otherwise becomes extremely difficult to realize the purposes of the Plan, the terms of the Stock Transfer and other contents of the Plan may be amended or the Stock Transfer may be canceled through mutual consultation between Isetan and Mitsukoshi.

Article 14 (Matters for Consultation)

In addition to matters stipulated in the Plan, matters not stipulated in the Plan or other matters necessary for the Stock Transfer shall be determined through mutual consultation between Isetan and Mitsukoshi in accordance with the purposes of the Plan.

IN WITNESS THEREOF, Isetan and Mitsukoshi have caused this Plan to be executed in duplicate and signed and sealed by both parties, with each party retaining one copy.

October 4, 2007

Nobukazu Muto, Representative Director, President and CEO
Isetan Company Limited.
14-1, Shinjuku 3-chome, Shinjuku-ku, Tokyo

Kunio Ishizuka, Representative Director and President
Mitsukoshi, Ltd.
4-1, Nihonbashi Muromachi 1-chome, Chuo-ku, Tokyo

Exhibit 1

Articles of Incorporation

Isetan Mitsukoshi Holdings Ltd.

Chapter 1. General Provisions

(Corporate Name)

Article 1. The name of the Company shall be "Kabushiki Kaisha Mitsukoshi Isetan Holdings" and shall be expressed in English as "Isetan Mitsukoshi Holdings Ltd."

(Purpose)

Article 2. The Company intends to control and manage the business activities of companies that operate the following businesses as well as foreign companies that operate equivalent businesses by holding shares or equities of such companies:

(1) Department stores, mail order and wholesale businesses, and businesses conducting the manufacturing and processing of relevant goods

(2) Agency services for domestic and overseas business transactions, import/export services, and rental services

(3) Producing and processing of processed foods including canned and bottled goods, and frozen prepared foods, and soft and flavored drinks

(4) Importing and sales of pharmaceutical products, pharmaceutical products for animals, medical equipment, cosmetic goods, poisonous substances, deleterious substances, fertilizers, agricultural chemicals, rice products, alcoholic beverages, cigarettes and salt, etc., and sales of postal and revenue stamps

(5) Design, execution, and management of construction, civil engineering, interior finishing, and carpentering, in addition to related contracting businesses, etc.

(6) Buying and selling, rental, brokering, and management of real estate, and businesses related to housing development

(7) Cleaning, security, and maintenance services for buildings

(8) Travel agency businesses under the Travel Agency Law

(9) Life insurance solicitation, non-life insurance agency businesses, and insurance agency businesses under the Automobile Liability Security Law

(10) Freight handling, transport of motor trucks and passenger vehicles, automotive mechanics, and warehousing

(11) Temp staff dispatch agency

(12) Assistive products rental, special assistive products sales, and designated home care nursing service and home care nursing support under the Nursing Care Insurance Law

(13) Nursing care prevention assistive products rental, special nursing care prevention assistive products sales, and designated nursing care prevention services under the Nursing Care Insurance Law

(14) Entertainment such as movies, theater, etc., and the planning, production and sales of movies, records, video tapes, video discs, and compact discs, etc.

(15) Rental and lease of movable properties

(16) Information processing and provision services, telecommunication services under the Telecommunications Business Law, cable and general broadcasting, and publishing

(17) Money exchange and businesses relating to the issuing and handling of prepaid vouchers

(18) Monetary financing and brokerage of loans, warrant and collection services agency businesses, and businesses relating to the handling of credit cards

(19) Sales of measuring apparatuses and monopoly goods, small-scale transport services, barber shops, beauty salons, dry cleaning, advertising businesses, trade in antique goods, photography, and sewing and processing businesses

(20) Management of pharmacies, clinics, parking lots, hotels, inns, wedding halls, restaurants, coffee shops, pet shops, amusement facilities, sports facilities, sports classes, educational facilities, cultural facilities, cultural classes, and business schools

(21) Buying/selling, mediating, and distribution of memberships in golf courses and sports facilities
(22) Management of specialty stores selling clothing and everyday sundries
(23) Holding, investment, management, buying/selling, administration, mediation, and use of securities
(24) Research, development, and consulting relating to each of the foregoing items, and businesses relating to training, guidance, and human resource development
(25) Any businesses incidental or relating to each of the foregoing items

2. The Company may operate businesses specified in each item of the foregoing paragraph.

(Location of Head Office)
Article 3. The Company shall have its head office in Chuo-ku, Tokyo.

(Organizations)
Article 4. The Company shall have the following organs, in addition to the General Meeting of Shareholders and the Directors:
(1) Board of Directors
(2) Corporate Auditors
(3) Board of Corporate Auditors
(4) Accounting Auditor

(Method of Public Notice)
Article 5. Public notices of the Company shall be in the form of electronic notices, provided, however, that in cases where the Company's public notices cannot be given by electronic means due to accidents or other unavoidable causes, the public notices shall be published in the *Nihon Keizai Shimbun*.

Chapter 2. Shares

(Total Number of Shares Authorized to be Issued)
Article 6. The total number of shares authorized to be issued by the Company shall be one billion five hundred million (1,500,000,000) shares.

(Acquisition of Treasury Stocks)
Article 7. The Company shall be entitled to acquire treasury stocks through market trades, etc., by a resolution of the Board of Directors and in accordance with the provisions of Article 165, Paragraph 2 of the Corporate Law.

(Issuance and Type of Share Certificates)
Article 8. The Company shall issue share certificates representing its issued shares.
2. The type of share certificates issued by the Company shall be in accordance with the Share Handling Regulations determined by the Board of Directors (hereinafter referred to as the "Share Handling Regulations").

(The Number of Shares Constituting One (1) Unit and Non Issuance of Share Certificates for Shares Constituting Less Than One (1) Unit)
Article 9. The number of shares constituting one (1) unit of shares of the Company shall be one hundred (100) shares.
2. Notwithstanding the provisions of Article 8, the Company shall not issue share certificates for shares constituting less than one (1) unit of shares (hereinafter referred to as "Unit Deficient Shares"), except as set forth in the provisions of the Share Handling Regulations.

(Rights Relevant to Unit Deficient Shares)

Article 10. No shareholders of the Company (including beneficial shareholders; the same shall apply hereinafter) shall be entitled to exercise any rights other than those listed below in relation to the unit deficient shares owned by such shareholders.

(1) Rights provided for in each item of Article 189, Paragraph 2 of the Corporate Law
(2) Right to make a request in accordance with Article 166, Paragraph 1 of the Corporate Law
(3) Right to receive allotment of offered shares and offered share options in proportion to the number of shares held
(4) Right to make a request that is provided for in Article 11.

(Request for the Sale of Unit Deficient Shares)

Article 11. Shareholders of the Company shall be entitled to request in accordance with the provisions of the Share Handling Regulations that the Company sell to the shareholders such number of shares which will, when added to the unit deficient shares already held by such shareholder, constitute one (1) unit, provided, however, that this provision shall not be applicable when the Company does not own treasury stocks to be transferred.

(Transfer Agent)

Article 12. The Company shall maintain a transfer agent.

2. The appointment of the transfer agent and its handling office shall be determined by resolution of the Board of Directors, and the Company shall give public notice thereof.
3. The preparation and retention of the shareholders' register (including the beneficial shareholders' register; the same shall apply hereinafter), the register of share options and the register of lost share certificates, and other matters relating to shares and share options of the Company shall be handled by the transfer agent, and the Company shall not handle such matters.

(Share Handling Regulations)

Article 13. Handling of shares and share options of the Company and the fees thereof shall be governed by laws and regulations and the Articles of Incorporation, as well as the Share Handling Regulations.

Chapter 3. General Meeting of Shareholders

(Convocation)

Article 14. Ordinary general meetings of shareholders shall be convened within three (3) months from the day following the end of each fiscal year, and extraordinary meetings of shareholders shall be convened as the need arises.

(Record Date for General Meetings of Shareholders)

Article 15. The Company shall deem shareholders reported or recorded in the final shareholders' register of March 31 of each year to be the shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders of the corresponding fiscal year.

2. If it is necessary, the Company may, upon giving prior notice, designate a specified date as the record date through a resolution of the Board of Directors, except in the case where it is otherwise provided for in the preceding paragraph and the Articles of Incorporation.

(Convener and Chairperson)

Article 16. The Representative Director shall convene and preside over the general meetings of shareholders.

2. In cases where there are two (2) or more Representative Directors, the one selected in advance by a resolution of the Board of Directors shall be responsible for the duties.

3. In cases where an accident befalls the person selected as per the preceding two (2) paragraphs, another Director shall act in his or her place in the order of preference previously fixed by a resolution of the Board of Directors.

(Disclosure via Internet and Deemed Delivery of Reference Documents for General Meetings of Shareholders, etc.)

Article 17. When convening a general meeting of shareholders, it shall be deemed that the Company has provided shareholders with necessary information that should be reported or indicated in the reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements, and consolidated financial statements, on the condition that such information is disclosed through the Internet pursuant to the Ministry of Justice Ordinance.

(Method of Resolution)

Article 18. Resolutions of general meetings of shareholders shall be adopted by a majority of the voting rights of the shareholders entitled to exercise voting rights who are present at general meetings of shareholders, except where otherwise provided for by laws and regulations or the Articles of Incorporation.

2. Resolutions provided for in Article 309, Paragraph 2 of the Corporate Law shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of shareholders present at general meetings of shareholders, the quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

(Voting by Proxy)

Article 19. A shareholder may exercise voting rights through appointing as proxy an attending shareholder who has voting rights. In this case, a document evidencing the authority of a proxy must be filed with the Company for each and prior to each relevant general meeting of shareholders.

(Minutes of Meetings)

Article 20. The substance of the proceedings at a general meeting of shareholders and the results thereof, as well as other matters provided for in laws and regulations, shall be reported or recorded in the minutes of the general meeting of shareholders.

Chapter 4. Directors and the Board of Directors

(Number of Members)

Article 21. The Company shall not have more than twelve (12) Directors.

(Method of Appointment)

Article 22. Directors shall be appointed by resolution of a general meeting of shareholders.

2. Resolutions for appointment of Directors as stipulated in the preceding paragraph shall be adopted by an affirmative vote of the majority of voting rights of shareholders present at the general meeting of shareholders, the quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

3. With respect to resolutions for the appointment of Directors, no cumulative voting shall be used.

(Term of Office)

Article 23. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within one (1) year after his or her appointment.

(Representative Director and Directors with Special Titles)

Article 24. Representative Directors shall be appointed by resolution of the Board of Directors.

2. The Board of Directors shall designate one (1) President from among the Representative Directors by its resolution.
3. Each of the Representative Directors shall conduct company business on behalf of the Company on the basis of resolutions of the Board of Directors.

(Convocation of Board of Directors Meetings)

Article 25. Notices of convocation of Board of Directors meetings shall be given to each Director and Corporate Auditor no later than three (3) days prior to the date of such meeting, provided, however, that such period may be shortened in the case of an emergency.

2. In cases where all Directors and Corporate Auditors give consent, a Board of Directors meeting may be held without undertaking the procedures of convocation.

(Convener and Chairperson of the Board of Directors)

Article 26. The Representative Director shall convene and preside over the meetings of the Board of Directors.

2. In cases where there are two (2) or more Representative Directors, the one selected in advance by a resolution of the Board of Directors shall be responsible for the duties.
3. In cases where an accident befalls the person selected as per the preceding two (2) paragraphs, another Director shall act in his or her place in the order of preference previously fixed by a resolution of the Board of Directors.

(Method of Resolution of the Board of Directors)

Article 27. Resolutions of the Board of Directors shall be adopted by an affirmative vote of the majority of Directors present at meetings, the quorum for which shall be the majority of the Directors entitled to vote.

(Omission of Resolutions of the Board of Directors)

Article 28. In the event that the requirements under Article 370 of the Corporate Law are fulfilled, the Company shall deem that a proposal on agenda at the meeting of the Board of Directors is adopted by resolution of the Board of Directors.

(Minutes of Board of Directors Meetings)

Article 29. The substance of the proceedings and the results thereof, as well as other matters provided for in laws and regulations, shall be reported or recorded in the minutes of Board of Directors meetings, and the attending Directors and Corporate Auditors shall inscribe their names and affix their seals thereon.

(Rules of the Board of Directors)

Article 30. Any matter relating to the Board of Directors shall be governed by laws and regulations, the Articles of Incorporation, and the Rules of the Board of Directors established by the Board of Directors (hereinafter the "Rules of the Board of Directors").

(Remuneration, etc.)

Article 31. Remuneration, bonuses and other economic benefits granted by the Company in consideration of execution of duties (hereinafter referred to as the "Remuneration, etc.") to Directors shall be decided by resolution of a general meeting of shareholders.

(Exemption from Liability of Directors)

Article 32. Pursuant to the provisions of Article 426, Paragraph 1 of the Corporate Law, the Company may, by a resolution of the Board of Directors, exempt Directors (including former Directors) from liabilities for damages incurred due to nonperformance of their duties to the extent permitted by laws and regulations.

(Liability Limitation Agreement with Outside Directors)

Article 33. Pursuant to the provisions of Article 427, Paragraph 1 of the Corporate Law, the Company may enter into agreements with Outside Directors to limit their liabilities for damages incurred due to nonperformance of their duties, provided, however, that the maximum amount of liabilities for damages under such agreements shall be the amount prescribed by laws and regulations.

(Executive Officers)

Article 34. The Company may appoint executive officers by a resolution of the Board of Directors.

2. Any matter relating to the executive officers shall be governed by the Rules of the Board of Directors, and the Rules of Executive Officers established by the Board of Directors.

Chapter 5. Corporate Auditors and the Board of Corporate Auditors

(Number of Members)

Article 35. The company shall not have more than five (5) Corporate Auditors.

(Method of Appointment)

Article 36. Corporate Auditors shall be appointed by resolution of a general meeting of shareholders.

2. Resolutions for appointment of Corporate Auditors as stipulated in the preceding paragraph shall be adopted by an affirmative vote of the majority of voting rights of shareholders present at the general meeting of shareholders, the quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

(Term of Office)

Article 37. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within four (4) years after their appointment.

2. The term of office of a Corporate Auditor appointed to fill a vacancy created by resignation of a Corporate Auditor during the term of office shall be coterminous with the remainder of the term of office of such predecessor Corporate Auditor.

(Full-Time Corporate Auditors)

Article 38. The Board of Corporate Auditors shall appoint a full-time Corporate Auditor by its resolution.

(Convocation of Board of Corporate Auditors Meetings)

Article 39. Notices of convocation of Board of Corporate Auditors meetings shall be given to each Corporate Auditor no later than three (3) days prior to the date of such meeting, provided, however, that such period may be shortened in the case of an emergency.

2. In cases where all Corporate Auditors give consent, a Board of Corporate Auditors meeting may be held without taking the procedures of convocation.

(Method of Resolution of the Board of Corporate Auditors)

Article 40. Unless otherwise provided for in laws and regulations, resolutions of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of Corporate Auditors.

(Minutes of Board of Corporate Auditors Meetings)

Article 41. The substance of the proceedings and the results thereof, as well as other matters provided for in laws and regulations, shall be reported or recorded in the minutes of Board of Corporate Auditors meetings, and the attending Corporate Auditors shall inscribe their names and affix their seals thereon.

(Rules of Board of Corporate Auditors)

Article 42. Any matter relating to the Board of Corporate Auditors shall be governed by laws and regulations, the Articles of Incorporation, and the Rules of the Board of Corporate Auditors established by the Board of Corporate Auditors.

(Remuneration, etc.)

Article 43. The remuneration, etc., for Corporate Auditors shall be decided by resolution of a general meeting of shareholders.

(Exemption from Liability of Corporate Auditors)

Article 44. Pursuant to the provisions of Article 426, Paragraph 1 of the Corporate Law, the Company may, by a resolution of the Board of Directors, exempt Corporate Auditors (including former Corporate Auditors) from liabilities for damages incurred due to nonperformance of their duties to the extent permitted by laws and regulations.

(Liability Limitation Agreement with Outside Corporate Auditors)

Article 45. Pursuant to the provisions of Article 427, Paragraph 1 of the Corporate Law, the Company may enter into agreements with Outside Corporate Auditors to limit their liabilities for damages incurred due to nonperformance of their duties, provided, however, that the maximum amount of liabilities for damages under such agreements shall be the amount prescribed by laws and regulations.

Chapter 6. Accounts

(Fiscal Year)

Article 46. The fiscal year of the Company shall be one (1) year, commencing on April 1 of each year and ending on March 31 of the following year.

(Decision-Making Body for the Distribution of Surplus)

Article 47. The Company shall decide on matters prescribed in each item of Article 459, Paragraph 1 of the Corporate Law, by a resolution of the Board of Directors, including distribution of surplus, unless otherwise provided for by laws and regulations.

(Record Date for Surplus)

Article 48. Dividends from surplus shall be declared to shareholders or pledgees of registered shares reported or recorded in the final shareholders' register as of the end of each fiscal year.

2. The Company may declare dividends from surplus in cash form as set forth in the provisions of Article 454, Paragraph 5 of the Corporate Law to shareholders or pledgees of registered shares reported or recorded in the final shareholders' register as of September 30 of each year by a resolution of the Board of Directors.
3. In addition to the preceding two (2) paragraphs, the Company may designate a specified date as the record date and declare dividends from surplus.

(Period of Limitation and Interest on Dividends)

Article 49. In the event that cash payment of the distributed assets is not received within three (3) years from the confirmation date of such payment, the Company shall be discharged from liability for such payment.

2. No interest shall accrue on the cash payment as defined in the preceding paragraph.

Supplementary Provisions

(Initial Fiscal Year)

Article 1. Notwithstanding the provisions of Article 46 hereof, the initial fiscal year of the Company shall commence on the incorporation date of the Company and end on March 31, 2009.

(Remuneration, etc., for Initial Directors and Corporate Auditors)

Article 2. Notwithstanding the provision of Article 31 hereof, the amount of Remuneration, Etc., for Directors of the Company for the period from the incorporation date to the close of the first general meeting of shareholders (hereinafter referred to as the "Amount of Initial Remuneration") shall be not more than twenty five million yen (¥25,000,000) per month. Further, notwithstanding the provision of Article 43 hereof, the Amount of Initial Remuneration for Corporate Auditors shall be not more than seven million yen (¥7,000,000) per month.

Article 3. These Supplementary Provisions shall be deleted upon the closing of the first ordinary general meeting of shareholders.

Exhibit 2

Descriptions of the First Series of Share Options of Isetan Company Limited

1. Name of share options

The First Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 100 shares.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, the number of shares subject to the share options shall be adjusted in accordance with the following formula, provided, however, that this adjustment shall be made only with respect to the share options which have not been exercised by the relevant persons.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

(Rounding down fractions of less than one share)

3. Amount to be paid upon the exercise of each share option

The amount calculated by multiplying ¥1,162 by 100

In addition, in the event that Isetan conducts a stock split or stock consolidation, the paid-in amount shall be adjusted in accordance with the following formula.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, in the event that Isetan issues new shares at a paid-in amount which is lower than the market value, the paid-in amount shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to the directors and employees of Isetan prior to 2001).

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

4. Exercise period for share options

From July 1, 2004 to June 26, 2012

5. Terms for exercising share options (excluding the paid-in amount and exercise period)

   i. A person who is issued share options (hereinafter referred to as the "Share Option Holder") may exercise such options even after losing the position of director or employee of Isetan. In addition, in the event of death of the Share Option Holder, a heir may exercise such options, provided, however, that such exercise in either case shall be subject to the terms provided in an agreement on allotment of share options as specified in the subsequent paragraph ii.

   ii. Other conditions shall be as prescribed in the "Agreement on Allotment of Share Options" to be entered into between Isetan and its directors and employees on the basis of a resolution of a general meeting of shareholders and a resolution of the Board of Directors.

   Details of the "Agreement on Allotment of Share Options" are as follows:

   Conditions for exercising share options granted to directors are as follows:

   (1) Exercise of share options shall be in one (1) unit increments.

   (2) In cases where, for reasons other than death, one loses one's position as director, one loses one's position as director due to appointment as executive officer, or one loses one's position as director due to appointment as executive officer, then re-assumes one's position as director, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if four years have passed since the date of losing the last position.

   (3) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

   Conditions for exercising share options granted to executive officers are as follows:

   (1) Exercise of share options shall be in one (1) unit increments.

   (2) In cases where, for reasons other than death, one loses one's position as executive

officer, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if four years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director of Isetan immediately following the loss of the position as executive officer, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director of Isetan.

(3) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

Conditions for exercising share options granted to employees are as follows:

(1) Exercise of share options shall be in one (1) unit increments.

(2) In cases where, for reasons other than death, one loses one's position as employee, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if four years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director or executive officer of Isetan immediately following the loss of the position as employee, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director or executive officer of Isetan.

(3) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Employee Welfare, Human Resource Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from

the date of the Share Option Holder's death.

6. Reasons Isetan may acquire share options and terms of acquisition

In the event that the Share Option Holder no longer fulfills the conditions for exercising the options pursuant to the provisions set forth in the "Agreement on Allotment of Share Options," Isetan shall acquire the share options without compensation.

The conditions set forth in the "Agreement on Allotment of Share Options" are as follows:

Share options granted to directors

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to Article 254-2 of the Commercial Code;

(B) dismissal of the Share Option Holder as Director pursuant to Article 257 of the Commercial Code;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options granted to executive officers

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

  (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

  (B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

  (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

  (D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

  (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

  (F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options granted to employees

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board

of Directors of Isetan upon any of the following events:

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(C) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

7. Amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares of common stock of Isetan due to exercise of share options

It shall be the amount deducting the amount to be incorporated into the stated capital from the paid-in amount. The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the paid-in amount by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. In the case of stock exchange or stock transfer

In the event of a stock exchange or stock transfer whereby Isetan becomes a wholly owned subsidiary, Isetan shall cede any obligations associated with share options to the company which becomes its wholly owning parent company by way of the stock exchange or stock transfer. Furthermore, a policy to decide on the terms of the share options in the case of succession (hereinafter referred to as the "Terms Decision Policy") shall be as follows:

i. Class and number of shares of the target wholly owning parent company

The number of shares upon making an adjustment in accordance with the ratio of stock exchange or stock transfer on shares of the same type of the parent company (provided, however, that if this adjustment is made, the number of shares represented by one (1) share option after the adjustment shall be the adjusted number of shares divided by the number of issued share options which have not been exercised. Furthermore, fractions of the adjusted number of shares which are less than one (1) share shall be rounded down, and the same shall apply to the number of shares represented by one (1) share option).

ii. With regard to other terms of the Terms Decision Policy, the same shall be applied to the "Share Option Subscription Form and Agreement on Allotment of Share Options."

10. Share options certificates

It shall be issued only if a request is made by the Share Option Holder.

Exhibit 3

Descriptions of the First Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The First Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 100 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Isetan, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,162.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, in the event that, with respect to its common stock, Isetan issues new shares of Isetan or disposes of treasury stock at a price lower than the market value, or in the event that after issuance of share options, with respect to its common stock, the Company issues new shares of the Company or disposes of treasury stock at an Exercise Price that is lower than the market value on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to the directors and employees of Isetan prior to 2001).

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

Definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by the Representative Director of the Company.

4. Exercise period for share options

From April 1, 2008 to June 26, 2012

5. Terms for exercising share options

Terms for exercising share options to be delivered to replace for the First Series of Share Options of Isetan granted to directors of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the First Series of Share Options of Isetan Company Limited) loses the position as director of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, and then re-assumes the position as director of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if four years have passed since the date of losing the last position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the First Series of Share Options of Isetan Company Limited) dies,

an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the First Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the First Series of Share Options of Isetan granted to executive officers of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the First Series of Share Options of Isetan Company Limited) loses the position as executive officer of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if four years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option

Holders by inheriting the First Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the First Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an executive officer of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the First Series of Share Options of Isetan granted to employees of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the First Series of Share Options of Isetan Company Limited) loses the position as employee of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if four years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director or executive officer of the Company or Isetan, (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the First Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by Representative Director of the Company to a division designated by Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the First Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an employee of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Share options to be delivered to replace the First Series of Share Options of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

  (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

  (B) dismissal of the Share Option Holder as Director of the Company or Isetan;

  (C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

  (D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

  (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

  (F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the First Series of Share Options of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of

Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the First Series of Share Options of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulations concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the exercise price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The exercise price after the reorganization shall be the amount calculated by adjusting the exercise price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4., or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the

Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 4

Descriptions of the Second Series of Share Options of Isetan Company Limited

1. Name of share options

The Second Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 100 shares.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, the number of shares subject to the share options shall be adjusted in accordance with the following formula, provided, however, that this adjustment shall be made only with respect to the share options which have not been exercised by the relevant persons.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

(Rounding down fractions of less than one share)

3. Amount to be paid upon the exercise of each share option

The amount calculated by multiplying ¥891 by 100

In addition, in the event that Isetan conducts a stock split or stock consolidation, the paid-in amount shall be adjusted in accordance with the following formula.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, at a paid-in amount which is lower than the market value, the paid-in amount shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to the directors and employees of Isetan prior to 2001).

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

4. Exercise period for share options

From July 1, 2005 to June 26, 2010

5. Terms for exercising share options (excluding the paid-in amount and exercise period)

   i. A person who is issued share options (hereinafter referred to as the "Share Option Holder") may exercise such options even after losing the position of director or employee of Isetan. In addition, in the event of death of the Share Option Holder, a heir may exercise such options, provided, however, that such exercise in either case shall be subject to the terms provided in a "Share Option Subscription Form and Agreement on Allotment of Share Options" as specified in the subsequent paragraph ii.

   ii. Other conditions shall be as prescribed in the "Share Option Subscription Form and Agreement on Allotment of Share Options" to be entered into between Isetan and its directors and employees on the basis of a resolution of a general meeting of shareholders and a resolution of the Board of Directors.

   Details of the "Share Option Subscription Form and Agreement on Allotment of Share Options" are as follows:

   Conditions for exercising share options granted to directors are as follows:

   (1) Exercise of share options shall be in one (1) unit increments.

   (2) In cases where, for reasons other than death, one loses one's position as director, one loses one's position as director due to appointment as executive officer, or one loses one's position as director due to appointment as executive officer, then re-assumes one's position as director, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the date of losing the last position.

   (3) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

   Conditions for exercising share options granted to executive officers are as follows:

   (1) Exercise of share options shall be in one (1) unit increments.

   (2) In cases where, for reasons other than death, one loses one's position as executive

officer, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director of Isetan immediately following the loss of the position as executive officer, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director of Isetan.

(3) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

Conditions for exercising share options granted to employees are as follows:

(1) Exercise of share options shall be in one (1) unit increments.

(2) In cases where, for reasons other than death, one loses one's position as employee, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director or executive officer of Isetan immediately following the loss of the position as employee, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director or executive officer of Isetan.

(3) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Employee Welfare, Human Resource Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from

the date of the Share Option Holder's death.

6. Reasons Isetan may acquire share options and terms of acquisition

Share options shall be acquired in the event that the Share Option Holder no longer fulfills the conditions for exercising the options pursuant to the provisions set forth in the "Share Option Subscription Form and Agreement on Allotment of Share Options." In such case, the share options shall be acquired without compensation.

The conditions set forth in the "Share Option Subscription Form and Agreement on Allotment of Share Options" are as follows:

Share options granted to directors

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to Article 254-2 of the Commercial Code;

(B) dismissal of the Share Option Holder as Director pursuant to Article 257 of the Commercial Code;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options granted to executive officers

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

   (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

   (B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

   (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

   (D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

   (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

   (F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options granted to employees

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial

Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(C) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

7. Amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares of common stock of Isetan due to exercise of share options

It shall be the amount deducting the amount to be incorporated into the stated capital from the paid-in amount. The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the paid-in amount by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. In the case of stock exchange or stock transfer

In the event of a stock exchange or stock transfer whereby Isetan becomes a wholly owned subsidiary, Isetan shall cede any obligations associated with share options to the company which becomes its wholly owning parent company by way of the stock exchange or stock transfer. Furthermore, a policy to decide on the terms of the share options in the case of succession (hereinafter referred to as the "Terms Decision Policy") shall be as follows:

i. Class and number of shares of the target wholly owning parent company

The number of shares upon making an adjustment in accordance with the ratio of stock exchange or stock transfer on shares of the same type of the parent company (provided, however, that if this adjustment is made, the number of shares represented by one (1) share option after the adjustment shall be the adjusted number of shares divided by the number of issued share options which have not been exercised. Furthermore, fractions of the adjusted number of shares which are less than one (1) share shall be rounded down, and the same shall apply to the number of shares represented by one (1) share option).

ii. With regard to other terms of the Terms Decision Policy, the same shall be applied to the "Share Option Subscription Form and Agreement on Allotment of Share Options."

10. Share options certificates

It shall be issued only if a request is made by the Share Option Holder.

Exhibit 5

Descriptions of the Second Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Second Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 100 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Isetan, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥891.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, in the event that, with respect to its common stock, Isetan issues new shares of Isetan or disposes of treasury stock at a price lower than the market value, or in the event that after issuance of share options, with respect to its common stock, the Company issues new shares of the Company or disposes of treasury stock at an Exercise Price that is lower than the market value on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to directors and employees of the Company prior to 2001).

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

Definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by the Representative Director of the Company.

4. Exercise period for share options

From April 1, 2008 to June 26, 2010

5. Terms for exercising share options

Terms for exercising share options to be delivered to replace the Second Series of Share Options of Isetan granted to directors of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Second Series of Share Options of Isetan Company Limited) loses the position as director of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, and then re-assumes the position as director of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the date of losing the last position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option

Holders by inheriting the Second Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Second Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Second Series of Share Options of Isetan granted to executive officers of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the Second Series of Share Options of Isetan Company Limited) loses the position as executive officer of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Second Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Second Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an executive officer of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Second Series of Share Options of Isetan granted to employees of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the Second Series of Share Options of Isetan Company Limited) loses the position as employee of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director or executive officer of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided,

however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Second Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by Representative Director of the Company to a division designated by Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Second Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an employee of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of

Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Share options to be delivered to replace the Second Series of Share Options of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director of the Company or Isetan;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace the Second Series of Share Options of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax

laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

  (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

  (B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

  (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

  (D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

  (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

  (F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace the Second Series of Share Options of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

  (A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement

or regulation concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the exercise price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The exercise price after the reorganization shall be the amount calculated by adjusting the exercise price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the Second day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 6

Descriptions of the Third Series of Share Options of Isetan Company Limited

1. Name of share options

The Third Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 100 shares.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, the number of shares subject to the share options shall be adjusted in accordance with the following formula, provided, however, that this adjustment shall be made only with respect to the share options which have not been exercised by the relevant persons.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

(Rounding down fractions of less than one share)

3. Amount to be paid upon the exercise of each share option

The amount calculated by multiplying ¥1,378 by 100

In addition, in the event that Isetan conducts a stock split or stock consolidation, the paid-in amount shall be adjusted in accordance with the following formula.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, at a paid-in amount which is lower than the market value, the paid-in amount shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to the directors and employees of Isetan prior to 2001).

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued x paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

4. Exercise period for share options

From July 1, 2006 to June 28, 2011

5. Terms for exercising share options (excluding the paid-in amount and exercise period)

   i. In the event that Isetan conducts a stock split or stock consolidation, and adjustment of number of shares is made in accordance with the formula, the number of shares represented by one (1) share option after the adjustment shall be the adjusted number of shares divided by the number of share options which have not been exercised by the Share Option Holder. Furthermore, exercise of share options shall be in one (1) unit increments.

   ii. A person who is issued share options (hereinafter referred to as the "Share Option Holder") may exercise such options even after losing the position of director or employee of Isetan. In addition, in the event of death of the Share Option Holder, a heir may exercise such options, provided, however, that such exercise in either case shall be subject to the terms provided in a "Share Option Subscription Form and Agreement on Allotment of Share Options" as specified in the subsequent paragraph iii.

   iii. Other conditions shall be as prescribed in the "Share Option Subscription Form and Agreement on Allotment of Share Options" to be entered into between Isetan and its directors and employees on the basis of a resolution of a general meeting of shareholders and a resolution of the Board of Directors.

   Details of the "Share Option Subscription Form and Agreement on Allotment of Share Options" are as follows:

   Conditions for exercising share options granted to directors are as follows:

   (1) In cases where, for reasons other than death, one loses one's position as director, one loses one's position as director due to appointment as executive officer, or one loses one's position as director due to appointment as executive officer, then re-assumes one's position as director, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the date of losing the last position.

   (2) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options

succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

Conditions for exercising share options granted to executive officers are as follows:

(1) In cases where, for reasons other than death, one loses one's position as executive officer, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director of Isetan immediately following the loss of the position as executive officer, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director of Isetan.

(2) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

Conditions for exercising share options granted to employees are as follows:

(1) In cases where, for reasons other than death, one loses one's position as employee, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director or executive officer of Isetan immediately following the loss of the position as employee, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director or executive officer of Isetan.

(2) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Employee Affairs and Personnel Support,

Human Resource Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

6. Reasons Isetan may acquire share options and terms of acquisition

In the event that the Share Option Holder no longer fulfills the conditions for exercising the options pursuant to the provisions set forth in the "Share Option Subscription Form and Agreement on Allotment of Share Options" Isetan shall acquire the share options without compensation.

The conditions set forth in the "Share Option Subscription Form and Agreement on Allotment of Share Options" are as follows:

Share options granted to directors

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to Article 254-2 of the Commercial Code;

(B) dismissal of the Share Option Holder as Director pursuant to Article 257 of the Commercial Code;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to

the credibility of Isetan.

Share options granted to executive officers

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

(B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options granted to employees

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(C) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

7. Amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares of common stock of Isetan due to exercise of share options

It shall be the amount deducting the amount to be incorporated into the stated capital from the paid-in amount. The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the paid-in amount by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. In the case of stock exchange or stock transfer

In the event of a stock exchange or stock transfer whereby Isetan becomes a wholly owned subsidiary, Isetan shall cede any obligations associated with share options to the company which becomes its wholly owning parent company by way of the stock exchange or stock transfer. Furthermore, a policy to decide on the terms of the share options in the case of succession (hereinafter referred to as the "Terms Decision Policy") shall be as follows:

i. Class and number of shares of the target wholly owning parent company

The number of shares upon making an adjustment in accordance with the ratio of stock

exchange or stock transfer on shares of the same type of the parent company (provided, however, that if this adjustment is made, the number of shares represented by one (1) share option after the adjustment shall be the adjusted number of shares divided by the number of issued share options which have not been exercised. Furthermore, fractions of the adjusted number of shares which are less than one (1) share shall be rounded down, and the same shall apply to the number of shares represented by one (1) share option).

ii. With regard to other terms of the Terms Decision Policy, the same shall be applied to the "Share Option Subscription Form and Agreement on Allotment of Share Options."

10. Share options certificates

It shall be issued only if a request is made by the Share Option Holder.

Exhibit 7

Descriptions of the Third Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Third Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 100 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Isetan, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,378.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, in the event that, with respect to its common stock, Isetan issues new shares of Isetan or disposes of treasury stock at a price lower than the market value, or in the event that after issuance of share options, with respect to its common stock, the Company issues new shares of the Company or disposes of treasury stock at an Exercise Price that is lower than the market value on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to directors and employees of the Company prior to 2001).

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

Definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by the Representative Director of the Company.

4. Exercise period for share options

From April 1, 2008 to June 28, 2011

5. Terms for exercising share options

Terms for exercising share options to be delivered to replace for the Third Series of Share Options of Isetan granted to directors of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Third Series of Share Options of Isetan Company Limited) loses the position as director of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, and then re-assumes the position as director of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the date of losing the last position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option

Holders by inheriting the Third Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Third Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Third Series of Share Options of Isetan granted to executive officers of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the Third Series of Share Options of Isetan Company Limited) loses the position as executive officer of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Third Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Third Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an executive officer of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Third Series of Share Options of Isetan granted to employees of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the Third Series of Share Options of Isetan Company Limited) loses the position as employee of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director or executive officer of the Company or Isetan, (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided,

however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Third Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by Representative Director of the Company to a division designated by Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Third Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an employee of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of

Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Share options to be delivered to replace the Third Series of Share Options of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax, laws etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director of the Company or Isetan;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the Third Series of Share Options of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax

laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

    (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

    (B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

    (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

    (D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

    (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

    (F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the Third Series of Share Options of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

    (A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement

or regulations concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the exercise price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The exercise price after the reorganization shall be the amount calculated by adjusting the exercise price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the Third day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 8

Descriptions of the Fourth Series of Share Options of Isetan Company Limited

1. Name of share options

The Fourth Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 100 shares.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, the number of shares subject to the share options shall be adjusted in accordance with the following formula, provided, however, that this adjustment shall be made only with respect to the share options which have not been exercised by the relevant persons.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

(Rounding down fractions of less than one share)

3. Amount to be paid upon the exercise of each share option

The amount calculated by multiplying ¥1,560 by 100

In addition, in the event that Isetan conducts a stock split or stock consolidation, the paid-in amount shall be adjusted in accordance with the following formula.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, in the event that Isetan issues new shares at a paid-in amount which is lower than the market value, the paid-in amount shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to the directors and employees of Isetan prior to 2001).

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of shares issued} + \frac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

4. Exercise period for share options

From July 1, 2007 to June 28, 2012

5. Terms for exercising share options (excluding the paid-in amount and exercise period)
   - i. In the event that Isetan conducts a stock split or stock consolidation, and adjustment of number of shares is made in accordance with the formula, the number of shares represented by one (1) share option after the adjustment shall be the adjusted number of shares divided by the number of share options which have not been exercised by the Share Option Holder. Furthermore, exercise of share options shall be in one (1) unit increments.
   - ii. A person who is issued share options (hereinafter referred to as the "Share Option Holder") may exercise such options even after losing the position of director or employee of Isetan. In addition, in the event of death of the Share Option Holder, a heir may exercise such options, provided, however, that such exercise in either case shall be subject to the terms provided in a "Share Option Subscription Form and Agreement on Allotment of Share Options" as specified in the subsequent paragraph iii.
   - iii. Other conditions shall be as prescribed in the "Share Option Subscription Form and Agreement on Allotment of Share Options" to be entered into between Isetan and its directors and employees on the basis of a resolution of a general meeting of shareholders and a resolution of the Board of Directors.

Details of the "Share Option Subscription Form and Agreement on Allotment of Share Options" are as follows:

Conditions for exercising share options granted to directors are as follows:

(1) In cases where, for reasons other than death, one loses one's position as director, one loses one's position as director due to appointment as executive officer, or one loses one's position as director due to appointment as executive officer, then re-assumes one's position as director, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the date of losing the last position.

(2) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the

share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

Conditions for exercising share options granted to executive officers are as follows:

(1) In cases where, for reasons other than death, one loses one's position as executive officer, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director of Isetan immediately following the loss of the position as executive officer, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director of Isetan.

(2) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

Conditions for exercising share options granted to employees are as follows:

(1) In cases where, for reasons other than death, one loses one's position as employee, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director or executive officer of Isetan immediately following the loss of the position as employee, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director or executive officer of Isetan.

(2) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on

Allotment of Share Options to the Employee Affairs Service, Human Resource Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

6. Reasons Isetan may acquire share options and terms of acquisition

In the event that the Share Option Holder no longer fulfills the conditions for exercising the options pursuant to the provisions set forth in the "Share Option Subscription Form and Agreement on Allotment of Share Options" Isetan shall acquire the share options without compensation.

The conditions set forth in the "Share Option Subscription Form and Agreement on Allotment of Share Options" are as follows:

Share options granted to directors

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

   (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to Article 254-2 of the Commercial Code;

   (B) dismissal of the Share Option Holder as Director pursuant to Article 257 of the Commercial Code;

   (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

   (D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

   (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

   (F) an act committed by the Share Option Holder resulting in material damage to

the credibility of Isetan.

Share options granted to executive officers

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc..

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

  (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

  (B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

  (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

  (D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

  (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

  (F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options granted to employees

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(C) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

7. Amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares of common stock of Isetan due to exercise of share options

It shall be the amount deducting the amount to be incorporated into the stated capital from the paid-in amount. The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the paid-in amount by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. In the case of stock exchange or stock transfer

In the event of a stock exchange or stock transfer whereby Isetan becomes a wholly owned subsidiary, Isetan shall cede any obligations associated with share options to the company which becomes its wholly owning parent company by way of the stock exchange or stock transfer. Furthermore, a policy to decide on the terms of the share options in the case of succession (hereinafter referred to as the "Terms Decision Policy") shall be as follows:

i. Class and number of shares of the target wholly owning parent company

The number of shares upon making an adjustment in accordance with the ratio of stock

exchange or stock transfer on shares of the same type of the parent company (provided, however, that if this adjustment is made, the number of shares represented by one (1) share option after the adjustment shall be the adjusted number of shares divided by the number of issued share options which have not been exercised. Furthermore, fractions of the adjusted number of shares which are less than one (1) share shall be rounded down, and the same shall apply to the number of shares represented by one (1) share option).

ii. With regard to other terms of the Terms Decision Policy, the same shall be applied to the "Share Option Subscription Form and Agreement on Allotment of Share Options."

10. Issuance of share options certificates

It shall be issued only if a request is made by the Share Option Holder.

Exhibit 9

Descriptions of the Fourth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Fourth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of the shares subject to share options

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 100 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Isetan, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,560.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, in the event that, with respect to its common stock, Isetan issues new shares of Isetan or disposes of treasury stock at a price lower than the market value, or in the event that after issuance of share options, with respect to its common stock, the Company issues new shares of the Company or disposes of treasury stock at an Exercise Price that is lower than the market value on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to directors and employees of the Company prior to 2001).

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \frac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

Definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by the Representative Director of the Company.

4. Exercise period for share options

From April 1, 2008 to June 28, 2012

5. Terms for exercising share options

Terms for exercising share options to be delivered to replace for the Fourth Series of Share Options of Isetan granted to directors of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Fourth Series of Share Options of Isetan Company Limited) loses the position as director of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, and then re-assumes the position as director of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the date of losing the last position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option

Holders by inheriting the Fourth Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Fourth Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Fourth Series of Share Options of Isetan granted to executive officers of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the Fourth Series of Share Options of Isetan Company Limited) loses the position as executive officer of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Fourth Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Fourth Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an executive officer of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Fourth Series of Share Options of Isetan granted to employees of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the Fourth Series of Share Options of Isetan Company Limited) loses the position as employee of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director or executive officer of the Company or Isetan, (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided,

however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Fourth Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by Representative Director of the Company to a division designated by Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Fourth Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an employee of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of

Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Share options to be delivered to replace the Fourth Series of Share Options of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

   (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

   (B) dismissal of the Share Option Holder as Director of the Company or Isetan;

   (C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

   (D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

   (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

   (F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the Fourth Series of Share Options of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax

laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

    (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

    (B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

    (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

    (D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

    (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

    (F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the Fourth Series of Share Options of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

    (A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement

or regulations concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the exercise price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The exercise price after the reorganization shall be the amount calculated by adjusting the exercise price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the Fourth day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 10

Descriptions of the Fifth Series of Share Options of Isetan Company Limited

1. Name of share options

The Fifth Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 100 shares.

However, in the event that Isetan conducts a stock split or stock consolidation of its common stock (includes gratis issues of Isetan's common stock; the same applies hereinafter), the Granted Share Number shall be adjusted in accordance with the following calculation formula, and shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the foregoing, in the event of unavoidable circumstances that require adjustment of the Granted Share Number, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms of capital reduction.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

¥182,900

In addition, in the event that Isetan conducts a stock split or stock consolidation of common stock, the exercise price shall be adjusted in accordance with the following formula, and fractions of less than one share resulting from the adjustment shall be rounded up.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Further, the exercise price shall be adjusted in accordance with the following formula in the event that Isetan issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds) entitling holders to request Isetan to issue shares of its common stock), and amounts of less than one yen resulting from the adjustment

shall be rounded up.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued," as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, "number of share to be newly issued" and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. Additionally, the exercise price shall be adjusted to the extent reasonable in the event of unavoidable circumstances occurring after the date of allotment that require adjustment of the exercise price.

4. Exercise period for share options

From August 9, 2008 to August 8, 2013

5. Terms for exercising share options

In the event that the Share Options granted to directors fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as director for personal reasons on or before March 31, 2007.

(2) In the event of losing one's position as director for reasons of death on or before March 31, 2007.

(3) In cases where, for reasons other than the preceding (2), one loses one's position as director, one loses one's position as director due to appointment as executive officer, or one loses one's position as director due to appointment as executive officer, then re-assumes one's position as director, and two years have passed since the date of losing the last position.

(4) In the event of assuming any of the following positions of companies in a competitive relationship with Isetan (excluding companies approved by Isetan) without written approval of Isetan: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the director granted with the Share Options dies, and the heirs, who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan, did not follow the procedures, or in the case of death of the Successor or non-exercise of the Share Options within two years from the death of the original Share Option Holder.

(7) In the event of any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan, as recognized by Isetan;

(D) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by Isetan;

(E) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to Isetan, as recognized by Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan, as recognized by Isetan.

In the event that the Share Options granted to executive officers fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as executive officer for personal reasons on or before March 31, 2007.

(2) In the event of losing one's position as executive officer for reasons of death on or before March 31, 2007.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as executive officer, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director of Isetan immediately following the loss of the position as executive officer, and in such case, if two years have passed since the time of losing the last position as director.

(4) In the event of assuming any of the following positions of companies in a competitive relationship with Isetan (excluding companies approved by Isetan) without written

approval of Isetan: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the executive officer granted with the Share Options dies, and the heirs, who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan, did not follow the procedures, or in the case of death of the Successor or non-exercise of the Share Options within two years from the death of the original Share Option Holder.

(7) In the event of any of the following events:

  (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of Isetan;

  (B) dismissal of the Share Option Holder as Executive Officer;

  (C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan, as recognized by Isetan;

  (D) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by Isetan;

  (E) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to Isetan, as recognized by Isetan; and

  (F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan, as recognized by Isetan.

In the event that the Share Options granted to employees fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as employee for personal reasons on or before March 31, 2007.

(2) In the event of losing one's position as employee for reasons of death on or before March 31, 2007.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as employee, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan

as a director or executive officer of Isetan immediately following the loss of the position as employee, and in such case, if two years have passed since the time of losing the last position as director or executive officer.

(4) In the event of assuming any of the following positions of companies in a competitive relationship with Isetan (excluding companies approved by Isetan) without written approval of Isetan: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the employee granted with the Share Options dies, and the heirs, who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as set forth in the Agreement on Allotment of Share Options to the Employee Affairs and Personnel Service, Human Resources Division of Isetan, did not follow the procedures, or in the case of death of the Successor or non-exercise of the Share Options within two years from the death of the original Share Option Holder.

(7) In the event of any of the following events:

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan, as recognized by Isetan;

(C) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by Isetan;

(D) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to Isetan, as recognized by Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan, as recognized by Isetan.

6. Reasons Isetan may acquire share options and terms of acquisition

N/A

7. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of

Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. Issuance of share options certificates

It shall not be issued.

Exhibit 11

Descriptions of the Fifth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Fifth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options or calculation method

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 100 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (includes gratis issues of Isetan's common stock; the same applies hereinafter) or stock consolidation of its common stock, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the preceding, in the event of occurrence of unavoidable events requiring an adjustment to the Granted Share Number, taking into account terms and conditions and other factors concerning capital decrease, the Granted Share Number shall be adjusted to the extent reasonable.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,829.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula, and fractions of less than one share that result from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Additionally, the exercise price shall be adjusted in accordance with the following formula on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company in the event that, with respect to its common stock, Isetan issues new shares or disposes of treasury stock at a value lower than the market value, or after the issuance of share options, in the event that the Company issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds entitling holders to request the Company to issue shares of its common stock)), and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued" as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, number of share to be newly issued and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. In addition, definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by Representative Director of the Company.

Further, after the allotment day, in the event of unavoidable circumstances that require adjustment of the Exercise Price, the Exercise Price shall be adjusted to the extent reasonable.

4. Exercise period for share options

From August 9, 2008 to August 8, 2013

5. Terms for exercising share options

In the event that the Share Options to be delivered to replace the Fifth Series of Share Options of Isetan granted to directors of Isetan fall under any of the following items, upon the occurrence of

each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as director for personal reasons on or before March 31, 2007.

(2) In the event of losing one's position as director for reasons of death on or before March 31, 2007.

(3) In cases where, for reasons other than the preceding (2), one loses one's position as director of the Company or Isetan, one loses one's position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, or one loses one's position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, then re-assumes one's position as director of the Company or Isetan, and two years have passed since the date of losing the last position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position).

(4) In the event of assuming any of the following positions of companies in a competitive relationship with the Company or Isetan (excluding companies approved by the Company) without written approval of the Company: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the director granted with the Share Options dies, and heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as specified by the Representative Director of the Company to the division designated by the Representative Director of the Company did not follow the procedures, or in the case of death of the Successor (including those who become Share Option Holders by inheriting the Fifth Series of Share Options of Isetan Company Limited) or non-exercise of the Share Options within two years from the death of the director to whom the share options were granted (if a Share Option Holder becomes Share Option Holder by inheriting the Fifth Series of Share Options of Isetan Company Limited, from the death of the Share Option Holder who was director).

(7) In the event of any of the following:

1. disqualification of the Share Option Holder as Director pursuant to the Corporate Law;
2. dismissal of the Share Option Holder as Director of the Company or Isetan;

3. violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan, as recognized by the Company;
4. breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by the Company;
5. an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to the Company or Isetan, as recognized by the Company; and
6. an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan, as recognized by the Company.

In the event that the Share Options to be delivered to replace the Fifth Series of Share Options of Isetan granted to executive officers of Isetan fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as executive officer for personal reasons on or before March 31, 2007.

(2) In the event of losing one's position as executive officer for reasons of death on or before March 31, 2007.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as executive officer of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and in such case, if two years have passed since the time of losing the last position as director of the Company or Isetan (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position).

(4) In the event of assuming any of the following positions of companies in a competitive relationship with the Company or Isetan (excluding companies approved by the Company) without written approval of the Company: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the executive officer granted with the Share Options dies, and the heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as specified by the Representative Director of the Company to the division designated by the Representative Director of the Company, did not follow the procedures, or in the case of death of the Successor (including those who become Share Option Holders by inheriting the Fifth Series of Share Options of Isetan Company Limited) or non-exercise of the Share Options within two years from the death of the executive officer to whom the share options were granted (if a Share Option Holder becomes Share Option Holder by inheriting the Fifth Series of Share Options of Isetan Company Limited, from the death of the Share Option Holder who was executive officer).

(7) In the event of any of the following events:

    1. disqualification of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;
    2. dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;
    3. violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan, as recognized by the Company;
    4. breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by the Company;
    5. an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to the Company or Isetan, as recognized by the Company; and
    6. an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan, as recognized by the Company.

In the event that the Share Options to be delivered to replace the Fifth Series of Share Options of Isetan granted to employees of Isetan fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as employee for personal reasons on or before March 31, 2007.

(2) In the event of losing one's position as employee for reasons of death on or before

March 31, 2007.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as employee of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and in such case, if two years have passed since the time of losing the last position as director or executive officer of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position).

(4) In the event of assuming any of the following positions of companies in a competitive relationship with the Company or Isetan (excluding companies approved by the Company) without written approval of the Company: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the employee granted with the Share Options dies, and the heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as specified by the Representative Director of the Company to the division designated by the Representative Director of the Company, did not follow the procedures, or in the case of death of the Successor (including those who become Share Option Holders by inheriting the Fifth Series of Share Options of Isetan Company Limited) or non-exercise of the Share Options within two years from the death from the death of employee granted with the share options (if a Share Option Holder becomes Share Option Holder by inheriting the Fifth Series of Share Options of Isetan Company Limited, from the death of the Share Option Holder who was employee).

(7) In the event of any of the following events:

   (A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges of the Company or Isetan;

   (B) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan, as recognized by the Company;

   (C) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by the Company;

(D) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to the Company or Isetan, as recognized by the Company; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan, as recognized by the Company.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Share options to be delivered to replace the Fifth Series of Share Options of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law,

etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director of the Company or Isetan;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace the Fifth Series of Share Options of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on

Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace the Fifth Series of Share Options of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfils the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the Exercise Price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The Exercise Price after the reorganization shall be the amount calculated by adjusting the Exercise Price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment
    (1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.
    (2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total Exercise Price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, with respect to the items related to this matter, and through a method deemed adequate by the Company, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 12

Descriptions of the Sixth Series of Share Options of Isetan Company Limited

1. Name of share options

The Sixth Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 100 shares.

However, in the event that Isetan conducts a stock split or stock consolidation of its common stock (includes gratis issues of Isetan's common stock: the same applies hereinafter), the Granted Share Number shall be adjusted in accordance with the following calculation formula, and shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the foregoing, in the event of unavoidable circumstances that require adjustment of the Granted Share Number, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms of capital reduction.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

¥195,200

In addition, in the event that Isetan conducts a stock split or stock consolidation of common stock, the exercise price shall be adjusted in accordance with the following formula, and fractions of less than one share resulting from the adjustment shall be rounded up.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Further, the exercise price shall be adjusted in accordance with the following formula in the event that Isetan issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds) entitling holders to request Isetan to issue shares of its common stock), and amounts of less than one yen resulting from the adjustment

shall be rounded up.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued" as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, number of share to be newly issued and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. Additionally, the exercise price shall be adjusted to the extent reasonable in the event of unavoidable circumstances occurring after the date of allotment that require adjustment of the exercise price.

4. Exercise period for share options

From August 8, 2009 to August 7, 2014

5. Terms for exercising share options

In the event that the Share Options granted to directors fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as director for personal reasons on or before March 31, 2008.

(2) In the event of losing one's position as director for reasons of death on or before March 31, 2008.

(3) In cases where, for reasons other than the preceding (2), one loses one's position as director, one loses one's position as director due to appointment as executive officer, or one loses one's position as director due to appointment as executive officer, then re-assumes one's position as director, and two years have passed since the date of losing the last position.

(4) In the event of assuming any of the following positions of companies in a competitive relationship with Isetan (excluding companies approved by Isetan) without written approval of Isetan: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the director granted with the Share Options dies, and the heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan, did not follow the procedures, or in the case of death of the Successor or non-exercise of the Share Options within two years from the death of the original Share Option Holder.

(7) In the event of any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan, as recognized by Isetan;

(D) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by Isetan;

(E) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to Isetan, as recognized by Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan, as recognized by Isetan.

In the event that the Share Options granted to executive officers fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as executive officer for personal reasons on or before March 31, 2008.

(2) In the event of losing one's position as executive officer for reasons of death on or before March 31, 2008.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as executive officer, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director of Isetan immediately following the loss of the position as executive officer, and in such case, if two years have passed since the time of losing the last position as director.

(4) In the event of assuming any of the following positions of companies in a competitive relationship with Isetan (excluding companies approved by Isetan) without written

approval of Isetan: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the executive officer granted with the Share Options dies, and the heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan, did not follow the procedures, or in the case of death of the Successor or non-exercise of the Share Options within two years from the death of the original Share Option Holder.

(7) In the event of any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of Isetan;

(B) dismissal of the Share Option Holder as Executive Officer;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan, as recognized by Isetan;

(D) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by Isetan;

(E) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to Isetan, as recognized by Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan, as recognized by Isetan.

In the event that the Share Options granted to employees fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as employee for personal reasons on or before March 31, 2008.

(2) In the event of losing one's position as employee for reasons of death on or before March 31, 2008.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as employee, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan

as a director or executive officer of Isetan immediately following the loss of the position as employee, and in such case, if two years have passed since the time of losing the last position as director or executive officer.

(4) In the event of assuming any of the following positions of companies in a competitive relationship with Isetan (excluding companies approved by Isetan) without written approval of Isetan: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the employee granted with the Share Options dies, and the heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as set forth in the Agreement on Allotment of Share Options to the Employee Affairs and Personnel Service, Human Resources Division of Isetan, did not follow the procedures, or in the case of death of the Successor or non-exercise of the Share Options within two years from the death of the original Share Option Holder.

(7) In the event of any of the following events:

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan, as recognized by Isetan;

(C) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by Isetan;

(D) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to Isetan, as recognized by Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan, as recognized by Isetan.

6. Reasons Isetan may acquire share options and terms of acquisition

N/A

7. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of

Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. Issuance of share options certificates

It shall not be issued.

Exhibit 13

Descriptions of the Sixth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Sixth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options or calculation method

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 100 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (includes gratis issues of Isetan's common stock; the same applies hereinafter) or stock consolidation of its common stock, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the preceding, in the event of occurrence of unavoidable events requiring an adjustment to the Granted Share Number, taking into account terms and conditions and other factors concerning capital decrease, the Granted Share Number shall be adjusted to the extent reasonable.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,952.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula, and fractions of less than one share that result from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Additionally, the exercise price shall be adjusted in accordance with the following formula on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company in the event that, with respect to its common stock, Isetan issues new shares or disposes of treasury stock at a value lower than the market value, or after the issuance of share options, in the event that the Company issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds entitling holders to request the Company to issue shares of its common stock)), and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued" as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, number of share to be newly issued and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. In addition, definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by Representative Director of the Company.

Further, after the allotment day, in the event of unavoidable circumstances that require adjustment of the Exercise Price, the Exercise Price shall be adjusted to the extent reasonable.

4. Exercise period for share options

From August 8, 2009 to August 7, 2014

5. Terms for exercising share options

In the event that the Share Options to be delivered to replace the Sixth Series of Share Options of Isetan granted to directors of Isetan fall under any of the following items, upon the occurrence of

each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as director for personal reasons on or before March 31, 2008.

(2) In the event of losing one's position as director for reasons of death on or before March 31, 2008.

(3) In cases where, for reasons other than the preceding (2), one loses one's position as director of the Company or Isetan, one loses one's position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, or one loses one's position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, then re-assumes one's position as director of the Company or Isetan, and two years have passed since the date of losing the last position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position).

(4) In the event of assuming any of the following positions of companies in a competitive relationship with the Company or Isetan (excluding companies approved by the Company) without written approval of the Company: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the director granted with the Share Options dies, and heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as specified by the Representative Director of the Company to the division designated by the Representative Director of the Company did not follow the procedures, or in the case of death of the Successor (including those who become Share Option Holders by inheriting the Sixth Series of Share Options of Isetan Company Limited) or non-exercise of the Share Options within two years from the death of the director to whom the share options were granted (if a Share Option Holder becomes Share Option Holder by inheriting the Sixth Series of Share Options of Isetan Company Limited, from the death of the Share Option Holder who was director).

(7) In the event of any of the following:

1. disqualification of the Share Option Holder as Director pursuant to the Corporate Law;

2. dismissal of the Share Option Holder as Director of the Company or Isetan;

3. violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan, as recognized by the Company;
4. breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by the Company;
5. an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to the Company or Isetan, as recognized by the Company; and
6. an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan, as recognized by the Company.

In the event that the Share Options to be delivered to replace the Sixth Series of Share Options of Isetan granted to executive officers of Isetan fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as executive officer for personal reasons on or before March 31, 2008.
(2) In the event of losing one's position as executive officer for reasons of death on or before March 31, 2008.
(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as executive officer of the Company or Isetan (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and in such case, if two years have passed since the time of losing the last position as director of the Company or Isetan (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position).
(4) In the event of assuming any of the following positions of companies in a competitive relationship with the Company or Isetan (excluding companies approved by the Company) without written approval of the Company: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant or any other position without regard to title.
(5) In the event that the exercise period has passed.
(6) In the event that the executive officer granted with the Share Options dies, and the

heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as specified by the Representative Director of the Company to the division designated by the Representative Director of the Company, did not follow the procedures, or in the case of death of the Successor (including those who become Share Option Holders by inheriting the Sixth Series of Share Options of Isetan Company Limited) or non-exercise of the Share Options within two years from the death of the executive officer to whom the share options were granted (if a Share Option Holder becomes Share Option Holder by inheriting the Sixth Series of Share Options of Isetan Company Limited, from the death of the Share Option Holder who was executive officer).

(7) In the event of any of the following events:

1. disqualification of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;
2. dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;
3. violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan, as recognized by the Company;
4. breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by the Company;
5. an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to the Company or Isetan, as recognized by the Company; and
6. an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan, as recognized by the Company.

In the event that the Share Options to be delivered to replace the Sixth Series of Share Options of Isetan granted to employees of Isetan fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as employee for personal reasons on or before March 31, 2008.

(2) In the event of losing one's position as employee for reasons of death on or before March 31, 2008.

(3) In cases where, for reasons other than the preceding (2), two years have passed since

the time of losing one's position as employee of the Company or Isetan (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and in such case, if two years have passed since the time of losing the last position as director or executive officer of the Company or Isetan (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position).

(4) In the event of assuming any of the following positions of companies in a competitive relationship with the Company or Isetan (excluding companies approved by the Company) without written approval of the Company: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the employee granted with the Share Options dies, and the heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as specified by the Representative Director of the Company to the division designated by the Representative Director of the Company, did not follow the procedures, or in the case of death of the Successor (including those who become Share Option Holders by inheriting the Sixth Series of Share Options of Isetan Company Limited) or non-exercise of the Share Options within two years from the death from the death of employee granted with the share options (if a Share Option Holder becomes Share Option Holder by inheriting the Sixth Series of Share Options of Isetan Company Limited, from the death of the Share Option Holder who was employee).

(7) In the event of any of the following events:

   (A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges of the Company or Isetan;

   (B) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan, as recognized by the Company;

   (C) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by the Company;

(D) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to the Company or Isetan, as recognized by the Company; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan, as recognized by the Company.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Share options to be delivered to replace the Sixth Series of Share Options of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

   (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

   (B) dismissal of the Share Option Holder as Director of the Company or Isetan;

   (C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

   (D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

   (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

   (F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the Sixth Series of Share Options of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

   (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

   (B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

   (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

   (D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the Sixth Series of Share Options of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulations concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the Exercise Price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The Exercise Price after the reorganization shall be the amount calculated by adjusting the Exercise Price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total Exercise Price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives

the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, with respect to the items related to this matter, and through a method deemed adequate by the Company, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 14

Descriptions of the Seventh Series of Share Options of Isetan Company Limited

1. Name of share options

The Seventh Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 1,000 shares.

However, in the event that Isetan conducts a stock split or stock consolidation of its common stock (includes gratis issues of Isetan's common stock: the same applies hereinafter), the Granted Share Number shall be adjusted in accordance with the following calculation formula, and shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the foregoing, in the event of unavoidable circumstances that require adjustment of the Granted Share Number, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms of capital reduction.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

The amount of assets invested upon the exercise of each share option (hereinafter referred to as the "Exercise Price") shall be ¥1,157 multiplied by 1,000.

In addition, in the event that Isetan conducts a stock split or stock consolidation of common stock, the Exercise Price shall be adjusted in accordance with the following formula, and fractions of less than one share resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Further, the Exercise Price shall be adjusted in accordance with the following formula in the event that Isetan issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds) entitling holders to request Isetan to issue shares of its common stock, and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued," as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, "number of share to be newly issued" and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. Additionally, the Exercise Price shall be adjusted to the extent reasonable in the event of unavoidable circumstances occurring after the date of allotment that require adjustment of the Exercise Price.

4. Exercise period for share options

From April 1, 2008 to June 28, 2010

5. Terms for exercising share options

Conditions for exercising share options are as follows:

(1) Exercise of share options shall be in one (1) unit increments.

(2) In cases where, for reasons other than death, a Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) loses its position as director of Isetan, share options shall be exercisable for a maximum of four years from the date of losing the position of director (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position). Following the loss of the position of director, in the event that the Share Option Holder enters into an engagement contract with Isetan as executive officer of Isetan, or if the Share Option Holder loses its position as director due to appointment as executive officer, and then re-assumes the position as director and enters into an engagement contract with Isetan, such terms do not apply, and share options shall be exercisable for a maximum of four years from the date of last losing the position as director or executive officer (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position).

(3) In the event that the Share Option Holder (excluding those who become Share

Option Holders by inheriting subscription rights) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor without requiting any procedures. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting subscription rights, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options
   (1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.
   (2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Reasons Isetan may acquire share options and terms of acquisition

Isetan shall acquire the share options without contribution in the event of any of the following.

   (1) If the Share Option Holder no longer fulfils the conditions for exercising share options.
   (2) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax, laws,

etc.

(3) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan upon any of the following events.

  (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

  (B) dismissal of the Share Option Holder as Director;

  (C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan;

  (D) breach of conditions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

  (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

  (F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. Handling of share options in the event of reorganization

In the event that Isetan conducts a merger (only if Isetan is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following terms. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following terms shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be the amount reasonably adjusted pursuant to the preceding 2, and any fraction less than one share resulting from the adjustment shall be rounded down.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the Exercise Price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The Exercise Price after the reorganization shall be the amount calculated by adjusting the Exercise Price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3., taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4., or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of

transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons Isetan may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 7.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Issuance of share options certificates

It shall not be issued.

Exhibit 15

Descriptions of the Seventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Seventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options or calculation method

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 1,000 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (includes gratis issues of Isetan's common stock; the same applies hereinafter) or stock consolidation of its common stock, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the preceding, in the event of occurrence of unavoidable events requiring an adjustment to the Granted Share Number, taking into account terms and conditions and other factors concerning capital decrease, the Granted Share Number shall be adjusted to the extent reasonable.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,157.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula, and fractions of less than one share that result from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Additionally, the exercise price shall be adjusted in accordance with the following formula on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company in the event that, with respect to its common stock, Isetan issues new shares or disposes of treasury stock at a value lower than the market value, or after the issuance of share options, in the event that the Company issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds entitling holders to request the Company to issue shares of its common stock)), and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued x paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued" as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, number of share to be newly issued and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. In addition, definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by Representative Director of the Company.

Further, after the allotment day, in the event of unavoidable circumstances that require adjustment of the Exercise Price, the Exercise Price shall be adjusted to the extent reasonable.

4. Exercise period for share options

From April 1, 2008 to June 28, 2010

5. Terms for exercising share options

Terms for exercising share options to be delivered in substitute for the Seventh Series of Share Options of Isetan granted to directors of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Seventh Series of Share Options of Isetan Company Limited) loses the position as director of the Company or Isetan, share options shall be exercisable for a maximum of four years from the date of losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position). Such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as an executive officer of the Company or Isetan immediately following the loss of the position as director of the Company or Isetan, or if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director of the Company or Isetan immediately following the loss of the position as director due to appointment as executive officer of the Company or Isetan, and then re-assumes the position as director or executive officer of the Company or Isetan, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director or executive officer of the Company or Isetan (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Seventh Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall be cancelled immediately without requiring any procedures and the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

    In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Seventh Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share

Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

   (1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

   (2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

   Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

   (1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

   (2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

   (3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

   (4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

      (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

      (B) dismissal of the Share Option Holder as Director of the Company or Isetan;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the exercise price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The exercise price after the reorganization shall be the amount calculated by adjusting the exercise price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, with respect to the items related to this matter, and through a method deemed adequate by the Company, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 16

Descriptions of the Eighth Series of Share Options of Isetan Company Limited

1. Name of share options

The Eighth Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 1,000 shares.

However, in the event that Isetan conducts a stock split or stock consolidation of its common stock (includes gratis issues of Isetan's common stock; the same applies hereinafter), the Granted Share Number shall be adjusted in accordance with the following calculation formula, and shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the foregoing, in the event of unavoidable circumstances that require adjustment of the Granted Share Number, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms of capital reduction.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

The amount of assets invested upon the exercise of each share option (hereinafter referred to as the "Exercise Price") shall be ¥1,359 multiplied by 1,000.

In addition, in the event that Isetan conducts a stock split or stock consolidation of common stock, the Exercise Price shall be adjusted in accordance with the following formula, and fractions of less than one share resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Further, the Exercise Price shall be adjusted in accordance with the following formula in the event that Isetan issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds) entitling holders to request Isetan to issue shares of its common stock, and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued," as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, "number of share to be newly issued" and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. Additionally, the Exercise Price shall be adjusted to the extent reasonable in the event of unavoidable circumstances occurring after the date of allotment that require adjustment of the Exercise Price.

4. Exercise period for share options

From April 1, 2008 to June 27, 2011

5. Terms for exercising share options

Conditions for exercising share options granted to those who own subscription rights granted to directors are as follows:

(1) Exercise of share options shall be in one (1) unit increments.

(2) In cases where, for reasons other than death, a Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) loses its position as director, share options shall be exercisable for a maximum of four years from the date of losing the position of director (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position).

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in an agreement on allotment of share options to the Secretarial Matters, General Administration

Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes Share Option Holder by inheriting the subscription rights, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was director of Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder.

Conditions for exercising share options granted to those who own subscription rights granted to executive officers are as follows:

(1) Exercise of share options shall be in one (1) unit increments.

(2) In cases where, for reasons other than death, a Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) loses its position as executive officer, share options shall be exercisable for a maximum of four years from the date of losing the position of executive officer (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position). Such terms do not apply if the Share Option Holder enters into a contract of commission with Isetan as a director of Isetan immediately following the loss of the position as executive officer of Isetan, and share options shall be exercisable for a maximum of four years from the date of losing the position of director of Isetan (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position).

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes Share Option Holder by inheriting the subscription rights, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was director of Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder.

Conditions for exercising share options granted to those who own subscription rights granted to employees are as follows:

(1) Exercise of share options shall be in one (1) unit increments.

(2) In cases where, for reasons other than death, a Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) loses its position as employee, share options shall be exercisable for a maximum of four years from the date of losing the position of employee (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position). Such terms do not apply if the Share Option Holder enters into a contract of commission with Isetan as a director or executive officer of Isetan immediately following the loss of the position as employee of Isetan, and share options shall be exercisable for a maximum of four years from the date of losing the position of director or executive officer of Isetan (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position).

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Employee Affairs and Personnel Service, Human Resources Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes Share Option Holder by inheriting the subscription rights, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was director of Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the

exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Reasons Isetan may acquire share options and terms of acquisition

Isetan shall acquire the share options without contribution in the event of any of the following.

Share options to be granted to those who hold the subscription rights granted to directors

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc..

(3) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan upon any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director of Isetan;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan;

(D) breach of conditions of the Agreement on Allotment of Share Options by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options to be granted to those who hold the subscription rights granted to executive officers

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without contribution is resolved by the Board of Directors of Isetan in the case of any of the following events.

   (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

   (B) dismissal of the Share Option Holder pursuant to regulations concerning executive officers;

   (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of Isetan;

   (D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

   (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

   (F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options to be granted to those who hold the subscription rights granted to employees

(1) In the event that the Share Option Holder no longer fulfils the conditions for exercising share options.

(2) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without contribution is resolved by the Board of Directors of Isetan in the case of any of the following events.

   (A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of Isetan;

(C) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. Handling of share options in the event of reorganization

In the event that Isetan conducts a merger (only if Isetan is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following terms. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following terms shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be the amount reasonably adjusted pursuant to the preceding 2, and any fraction less than one share shall be rounded down.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the Exercise Price after the reorganization as set forth below by the number of shares to subject to the share options as shall be decided in accordance with the preceding (3). The Exercise Price after the reorganization shall be the amount calculated by adjusting the Exercise Price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4., or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons Isetan may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 7.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Issuance of share options certificates

It shall not be issued.

Exhibit 17

Descriptions of the Eighth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Eighth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options or calculation method

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 1,000 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (includes gratis issues of Isetan's common stock; the same applies hereinafter) or stock consolidation of its common stock, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the preceding, in the event of occurrence of unavoidable events requiring an adjustment to the Granted Share Number, taking into account terms and conditions and other factors concerning capital decrease, the Granted Share Number shall be adjusted to the extent reasonable.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,359.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula, and fractions of less than one share that result from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Additionally, the exercise price shall be adjusted in accordance with the following formula on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company in the event that, with respect to its common stock, Isetan issues new shares or disposes of treasury stock at a value lower than the market value, or after the issuance of share options, in the event that the Company issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds entitling holders to request the Company to issue shares of its common stock)), and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued" as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, number of share to be newly issued and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. In addition, definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by Representative Director of the Company.

Further, after the allotment day, in the event of unavoidable circumstances that require adjustment of the Exercise Price, the Exercise Price shall be adjusted to the extent reasonable.

4. Exercise period for share options

From April 1, 2008 to June 27, 2011

5. Terms for exercising share options

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to directors of Isetan

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to those who hold subscription rights of Isetan granted to directors of Isetan shall be as follows:

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Eighth Series of Share Options of Isetan Company Limited) loses the position as director of the Company or Isetan, share options shall be exercisable for a maximum of four years from the date of losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Eighth Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall be cancelled immediately without requiring any procedures and the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

    In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Eighth Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to those who hold subscription rights of Isetan granted to executive officers of Isetan shall be as follows:

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Eighth Series of Share Options of Isetan Company Limited) loses the position as executive officer of the Company or Isetan, share options shall be exercisable for a maximum of four years from the date of losing the position of executive officer (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position). Such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Eighth Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall be cancelled immediately without requiring any procedures and the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Eighth Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an executive officer of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to those who hold subscription rights of Isetan granted to employees of Isetan shall be as follows:

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Eighth Series of Share Options of Isetan Company Limited) loses the position as employee of the Company or Isetan, share options shall be exercisable for a maximum of four years from the date of losing the position of employee (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position). Such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director or executive officer of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Eighth Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall be cancelled immediately without requiring any procedures and the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes Share Option Holder by inheriting the Eighth Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was employee of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to those who hold subscription rights of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director of the Company or Isetan;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on

Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to those who hold subscription rights of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(B) dismissal of the Share Option Holder of Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to those who hold subscription rights of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfils the conditions for exercising

share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of a reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the exercise price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The exercise price after the reorganization shall be the amount calculated by adjusting the exercise price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of

transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed a part of t these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 18

Terms of Share Options Issued in June 2004 of Mitsukoshi, Ltd. (Stock Compensation Type Stock Options)

1. Name of share options

Share Options Issued in June 2004 of Mitsukoshi, Ltd. (Stock Compensation Type Stock Options)

2. Class and number of shares subject to share options

111,000 shares of common stock of Mitsukoshi, provided, however, that the number of share options of Mitsukoshi cancelled due to the exercise or other reasons after October 4, 2007 multiplied by 1,000 shall be deducted.

3. Number of share options

111 share options, provided, however, that the number of share options of Mitsukoshi cancelled due to the exercise or other reasons after October 4, 2007 shall be deducted.

Moreover, the number of shares subject to one (1) share option (hereinafter referred to as the "Granted Share Number" shall be 1,000 shares, provided, however, that if Mitsukoshi conducts a stock split or stock consolidation of common stock of Mitsukoshi, the Granted Share Number shall be adjusted in accordance with the following formula, and fractions of less than one share that result from the adjustment shall be rounded down.

Granted Share Number after adjustment = Granted Share Number before adjustment x Ratio of split or consolidation

In the case of a stock split, the Granted Share Number after adjustment shall be applied after the day following the shareholder allotment date, and in the case of a stock consolidation, it shall be applied after the day following the day upon which a certain period is fulfilled as set forth in Paragraph 1 of Article 215 of the Commercial Code, provided, however, that if a stock split is conditional upon the approval by a general meeting of shareholders of the Mitsukoshi of a proposal concerning the incorporation into capital of profit available for dividend, and any date prior to the adjournment of the general meeting of shareholders is set as the shareholder allotment date for the stock split, the Granted Share Number after adjustment shall be applied immediately following the approval of the general meeting of shareholders, and retroactive to immediately after the shareholder allotment date.

In addition, in the event of unavoidable circumstances that require adjustment of the Granted Share Number such as when Mitsukoshi conducts a stock split or stock consolidation, the Granted Share Number shall be adjusted to the extent reasonable, taking into considerations such factors as the terms of stock split or stock consolidation.

Furthermore, when making an adjustment to the Granted Share Number, Mitsukoshi shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that in the event that Mitsukoshi fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then Mitsukoshi shall subsequently make a public announcement or issue notification promptly.

4. Application deadline

June 24, 2004

5. Issue amount and issue date of each share option

Each share option shall be issued without contribution, and the issue date shall be on June 24, 2004 (hereinafter referred to as the "Issue Date").

6. Amount to be paid upon the exercise of each share option

The amount to be paid upon the exercise of each share option shall be the amount calculated by multiplying the paid-in amount per share of shares to be issued or transferred for the exercise of each option (hereinafter referred to as the "Exercise Price") by the Granted Number of Shares. The Exercise Price shall be ¥ 1.

7. Exercise period for share options

From June 1, 2005 to May 31, 2014

8. Other terms for exercising share options

Each share option shall not be partially exercised.

9. Reasons to cancel share options and cancellation terms

   (1) In the event that a proposal to approve a merger agreement whereby Mitsukoshi becomes a dissolved company is approved by a general meeting of shareholders of Mitsukoshi, or a proposal to approve a stock exchange agreement or stock transfer whereby Mitsukoshi becomes a wholly owned subsidiary is approved by a general meeting of shareholders, Mitsukoshi may cancel the share options without compensation.

   (2) Mitsukoshi may at any time cancel without compensation the share options acquired and held by Mitsukoshi.

10. Amount of the issue price of shares not incorporated into the stated capital in the event of issuance of shares of common stock of Mitsukoshi due to exercise of share options

The issue price shall be incorporated into the stated capital in whole.

11. Restriction on transfer of share options

Transfer of share options shall require a resolution of the Board of Directors of Mitsukoshi.

12. Issuance of share option certificates

Share options certificates shall be issued only if a request is made by Share Option Holders.

13. Calculation of dividends on profit in the event of new issuance of common stock due to the exercise of share options

Initial shareholder dividends and interim dividends on shares of common stock of Mitsukoshi issued as a result of exercise of share options shall be paid on March 1 if share options are exercised between March 1 and August 31 and on September 1 if share options are exercised between September 1 and the end of February of the following year.

14. Succession of obligations associated with share options by a wholly owning parent company in the event of a stock exchange or stock transfer whereby Mitsukoshi becomes a wholly owned subsidiary and a policy to decide on the terms of the share options after the succession

In the event of a stock exchange or stock transfer whereby Mitsukoshi becomes a wholly owned subsidiary, Mitsukoshi may cede any obligations associated with share options which have not been exercised or cancelled at that time to the company which becomes its wholly owning parent company (hereinafter referred to as the "Parent Company") by way of the stock exchange or stock transfer pursuant to the following policy to decide on the terms of the share options (hereinafter referred to as the "Terms Decision Policy"), provided, however, that such terms shall apply only if the proposal of the stock exchange or stock transfer incorporating statements which are in line with the Terms Decision Policy concerning the succession of obligations associated with the share options to be issued by Mitsukoshi is approved by a general meeting of shareholders of Mitsukoshi.

(i) Class of shares of the Parent Company subject to share options

It shall be shares of common stock of the Parent Company.

(ii) Number of shares of the Parent Company subject to each share option

It shall be the Granted Share Number to which a reasonable adjustment is made, taking into account the terms, etc. of the stock exchange or stock transfer (hereinafter referred to as the "Granted Share Number after the Succession").

(iii) Amount to be paid upon the exercise of each share option

It shall be the Exercise Price multiplied by the Granted Share Number after the Succession, taking into account the terms, etc. of the stock exchange or stock transfer.

(iv) Exercise period for share options

The commencement date of the period from when the share options may be exercised as specified in the foregoing 7, or the date of the stock exchange or stock transfer, whichever is later, until the last day of the period the share options may be exercised, as specified in the foregoing 7.

(v) Reasons to cancel share options and cancellation terms

It shall be determined pursuant to the foregoing provisions of 8. and 9.

(vi) Restriction on transfer of share options

Transfer of share options shall require the approval of the Board of Directors of the Parent Company.

15. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by Mitsukoshi should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as set forth in the below 16. Moreover, if a share option certificate is issued for each share option in relation to the exercise, the share option certificate shall be attached to the "Share Option Exercise Request Form."

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total amount to be paid as a result of exercise of each share option as provided in the preceding 6. multiplied by the number of share options to be exercised (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by Mitsukoshi (hereinafter referred to as the "Designated Account") at the payment handling office as set forth in the below 17. by the day and time designated by Mitsukoshi.

16. Office in charge of accepting exercise forms for share options

Secretarial Matters, General Administration Division of Corporate Communications of Mitsukoshi (or any other division responsible for this business)

17. Payment handling office with respect to the exercise of share options

Sumitomo Mitsui Banking Corporation, Nihonbashi Branch (or any other succeeding bank or branch of the Bank)

18. Effective date for the exercise of share options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 15.(2).

(2) Mitsukoshi shall deliver share certificates immediately after the completion of the exercise procedure, provided, however, that share certificates of shares less than one unit shall not be delivered.

19. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, in accordance with the provisions of the Commercial Code and the purpose of share options, and through a method deemed adequate by Mitsukoshi, necessary measures such as modification of provisions in these Terms may be taken.

20. Public notice on these Terms

Mitsukoshi shall retain a copy of these Terms in its head office and during its business hours, make it available for view by the Share Option Holders.

21. Any other necessary items concerning share options shall be decided by the Director and President, or the Representative Director appointed by the Director and President.

Exhibit 19

Descriptions of the Ninth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Ninth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options or calculation method

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 340 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Mitsukoshi, Ltd. (hereinafter referred to as "Mitsukoshi") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Mitsukoshi, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Granted Share Number after adjustment = Granted Share Number before adjustment x Ratio of split or consolidation

In the case of a stock split, the Granted Share Number after adjustment shall be applied from the day after the base date of the stock split, and in the case of a stock consolidation, after the effective date of the stock consolidation, provided, however, that if a stock split is conditional upon the approval by a general meeting of shareholders of the Company of a proposal to increase capital or capital reserve by decreasing the amount of surplus, and any date prior to the adjournment of the general meeting of shareholders is set as a base date, the Granted Share Number after adjustment shall be applied immediately after approval of the general meeting of shareholders, retroactive to the day immediately after the base date of the stock split.

Additionally, if on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, unavoidable circumstances occur that require adjustment of the Granted Share Number such as that Mitsukoshi conducts a stock consolidation or stock split, and if after the issuance of share options, unavoidable circumstances occur that require adjustment of the Granted Share Number such as that the Company conducts a stock consolidation or stock split, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms stock consolidation or stock split.

Furthermore, when making an adjustment to the Granted Share Number, the Company shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that if the Company fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then the Company shall subsequently make a public announcement or issue notification promptly.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

The amount of assets invested upon the exercise of each share option shall be the amount calculated by multiplying the amount per share which should be paid upon the exercise of each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1.

4. Exercise period for share options

From April 1, 2008 to May 31, 2014

5. Terms for exercising share options

(1) Each share option may not be partially exercised.

(2) In the event that the Share Option Holder dies, an heir shall inherit the share options, provided, however, that the heirs must select among themselves one person to succeed all of the share options by way of partition of the estate (hereinafter in this paragraph referred to as the "Successor"), and the Successor may exercise the succeeded share options only if the Successor complies with terms provided separately by the Company. Furthermore, if there is no heir to the Share Option Holder, the share options shall be cancelled immediately without requiring any procedures and the share options shall not be inherited by the heir of the Successor.

(3) In the event that a Share Option Holder has retired from the position as director, executive officer, or corporate auditor (hereinafter collectively referred to as the "Officer") of Mitsukoshi prior to June 1, 2005 due to the expiration of the term of office, the Share Option Holder may exercise share options for five years from the date of losing the position as Officer, provided, however, that they have legitimate reasons such as compulsory retirement.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares

due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the calculated maximum capital increase provided for in the provisions of Paragraph 1 of Article 40 of the Accounting Rules of Companies, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital increase provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

In the event that a proposal to approve a merger contract whereby the Company becomes a dissolved company, or a proposal to approve an absorption split contract or plan for split through establishment of a new company whereby the Company becomes a split company, or a proposal to approve a stock exchange contract or stock transfer plan whereby the Company becomes a wholly owned subsidiary is approved by a general meeting of shareholders of the Company (if a resolution of general meeting of shareholders is not required, when a resolution is adopted at a board of directors meeting of the Company), the share options may be acquired without compensation upon a date decided separately by the board of directors of the Company.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following principles shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company to be issued upon exercise of the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company to be issued upon exercise of the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the Exercise Price after the reorganization by the number of shares to be issued upon exercise of the share options as be decided in accordance with the preceding (3). The Exercise Price after the reorganization shall be adjusted taking into account the terms of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from the day when the Reorganization Acts come into force to the last day of the period for the exercise of share options provided in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of a board of directors of the Reorganization Target Company.

(8) Reasons the Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total amount calculated by multiplying the exercise price as provided in the preceding 3. by the Granted Share Number (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company such as modification of provisions in these Terms, necessary measures shall be taken.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 20

Terms of Share Options Issued in June 2005 of Mitsukoshi, Ltd. (Stock Compensation Type Stock Options)

1. Name of share options

Share Options Issued in June 2005 of Mitsukoshi, Ltd. (Stock Compensation Type Stock Options)

2. Class and number of shares subject to share options

125,000 shares of common stock of Mitsukoshi, provided, however, that the number of share options of Mitsukoshi cancelled due to the exercise or other reasons after October 4, 2007 multiplied by 1,000 shall be deducted.

3. Number of share options

125 share options, provided, however, that the number of share options of Mitsukoshi cancelled due to the exercise or other reasons after October 4, 2007 shall be deducted.

Moreover, the number of shares subject to one (1) share option (hereinafter referred to as the "Granted Share Number" shall be 1,000 shares, provided, however, that if Mitsukoshi conducts a stock split or stock consolidation of common stock of Mitsukoshi, the Granted Share Number shall be adjusted in accordance with the following formula, and fractions of less than one share that result from the adjustment shall be rounded down.

Granted Share Number after adjustment = Granted Share Number before adjustment x Ratio of split or consolidation

In the case of a stock split, the Granted Share Number after adjustment shall be applied after the day following the shareholder allotment date, and in the case of a stock consolidation, it shall be applied after the day following the day upon which a certain period is fulfilled as set forth in Paragraph 1 of Article 215 of the Commercial Code, provided, however, that if a stock split is conditional upon the approval by a general meeting of shareholders of the Mitsukoshi of a proposal concerning the incorporation into capital of profit available for dividend, and any date prior to the adjournment of the general meeting of shareholders is set as the shareholder allotment date for the stock split, the Granted Share Number after adjustment shall be applied immediately following the approval of the general meeting of shareholders, and retroactive to immediately after the shareholder allotment date.

In addition, in the event of unavoidable circumstances that require adjustment of the Granted Share Number such as when Mitsukoshi conducts a stock split or stock consolidation, the Granted Share Number shall be adjusted to the extent reasonable, taking into considerations such factors as the terms of stock split or stock consolidation.

Furthermore, when making an adjustment to the Granted Share Number, Mitsukoshi shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that in the event that Mitsukoshi fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then Mitsukoshi shall subsequently make a public announcement or issue notification promptly.

4. Application deadline

June 23, 2005

5. Issue amount and issue date of each share option

Each share option shall be issued without contribution, and the issue date shall be on June 23, 2005 (hereinafter referred to as the "Issue Date").

6. Amount to be paid upon the exercise of each share option

The amount to be paid upon the exercise of each share option shall be the amount calculated by multiplying the paid-in amount per share of shares to be issued or transferred for the exercise of each option (hereinafter referred to as the "Exercise Price") by the Granted Number of Shares. The Exercise Price shall be ¥ 1.

7. Exercise period for share options

From June 1, 2006 to May 31, 2015

8. Other terms for exercising share options

Each share option shall not be partially exercised.

9. Reasons to cancel share options and cancellation terms

(1) In the event that a proposal to approve a merger agreement whereby Mitsukoshi becomes a dissolved company is approved by a general meeting of shareholders of Mitsukoshi, or a proposal to approve a stock exchange agreement or stock transfer Mitsukoshi becomes a wholly owned subsidiary is approved by a general meeting of shareholders, Mitsukoshi may cancel the share options without compensation.

(2) Mitsukoshi may at any time cancel without compensation the share options acquired and held by Mitsukoshi.

10. Amount of the issue price of shares not incorporated into the stated capital in the event of issuance of shares of common stock of Mitsukoshi due to exercise of share options

The issue price shall be incorporated into the stated capital in whole.

11. Restriction on transfer of share options

Transfer of share options shall require a resolution of the Board of Directors of Mitsukoshi.

12. Issuance of share option certificates

Share options certificates shall be issued only if a request is made by Share Option Holders.

13. Calculation of dividends on profit in the event of new issuance of common stock due to the exercise of share options

Initial shareholder dividends and interim dividends on shares of common stock of Mitsukoshi issued as a result of exercise of share options shall be paid on March 1 if share options are exercised between March 1 and August 31 and on September 1 if share options are exercised between September 1 and the end of February of the following year.

14. Succession of obligations associated with share options by a wholly owning parent company in the event of a stock exchange or stock transfer whereby Mitsukoshi becomes a wholly owned subsidiary and a policy to decide on the terms of the share options after the succession

In the event of a stock exchange or stock transfer whereby Mitsukoshi becomes a wholly owned subsidiary, Mitsukoshi may cede any obligations associated with share options which have not been exercised or cancelled at that time to the company which becomes its wholly owning parent company (hereinafter referred to as the "Parent Company") by way of the stock exchange or stock transfer pursuant to the following policy to decide on the terms of the share options (hereinafter referred to as the "Terms Decision Policy"), provided, however, that such terms shall apply only if the proposal of the stock exchange or stock transfer incorporating statements which are in line with the Terms Decision Policy concerning the succession of obligations associated with the share options to be issued by Mitsukoshi is approved by a general meeting of shareholders of Mitsukoshi.

(i) Class of shares of the Parent Company subject to share options

It shall be shares of common stock of the Parent Company.

(ii) Number of shares of the Parent Company subject to each share option

It shall be the Granted Share Number to which a reasonable adjustment is made, taking into account the terms, etc. of the stock exchange or stock transfer (hereinafter referred to as the "Granted Share Number after the Succession").

(iii) Amount to be paid upon the exercise of each share option

It shall be the Exercise Price multiplied by the Granted Share Number after the Succession, taking into account the terms, etc. of the stock exchange or stock transfer.

(iv) Exercise period for share options

The commencement date of the period from when the share options may be exercised as specified in the foregoing 7, or the date of the stock exchange or stock transfer, whichever is later, until the last day of the period the share options may be exercised, as specified in the foregoing 7.

(v) Reasons to cancel share options and cancellation terms

It shall be determined pursuant to the foregoing provisions of 8. and 9.

(vi) Restriction on transfer of share options

Transfer of share options shall require the approval of the Board of Directors of the Parent Company.

15. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by Mitsukoshi should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as set forth in the below 16. Moreover, if a share option certificate is issued for each share option in relation to the exercise, the share option certificate shall be attached to the "Share Option Exercise Request Form."

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total amount to be paid as a result of exercise of each share option as provided in the preceding 6. multiplied by the number of share options to be exercised (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by Mitsukoshi (hereinafter referred to as the "Designated Account") at the payment handling office as set forth in the below 17. by the day and time designated by Mitsukoshi.

16. Office in charge of accepting exercise forms for share options

Secretarial Matters, General Administration Division of Mitsukoshi (or any other division responsible for this business)

17. Payment handling office with respect to the exercise of share options

Sumitomo Mitsui Banking Corporation, Nihonbashi Branch (or any other succeeding bank or branch of the Bank)

18. Effective date for the exercise of share options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 15.(2).

(2) Mitsukoshi shall deliver share certificates immediately after the completion of the exercise procedure, provided, however, that share certificates of shares less than one unit shall not be delivered.

19. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms e, in accordance with the provisions of the Commercial Code and the purpose of share options, and through a method deemed adequate by Mitsukoshi, necessary measures such as modification of provisions in these Terms may be taken.

20. Public notice on these Terms

Mitsukoshi shall retain a copy of these Terms in its head office and during its business hours, make it available for view by the Share Option Holders.

21. Any other necessary items concerning share options shall be decided by the Director and President, or the Representative Director appointed by the Director and President.

Exhibit 21

Descriptions of the Tenth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Tenth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of the shares subject to share options or calculation method

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 340 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Mitsukoshi, Ltd. (hereinafter referred to as "Mitsukoshi") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Mitsukoshi, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Granted Share Number after adjustment = Granted Share Number before adjustment x Ratio of split or consolidation

In the case of a stock split, the Granted Share Number after adjustment shall be applied from the day after the base date of the stock split, and in the case of a stock consolidation, after the effective date of the stock consolidation, provided, however, that if a stock split is conditional upon the approval by a general meeting of shareholders of the Company of a proposal to increase capital or capital reserve by decreasing the amount of surplus, and any date prior to the adjournment of the general meeting of shareholders is set as a base date, the Granted Share Number after adjustment shall be applied immediately after approval of the general meeting of shareholders, retroactive to the day immediately after the base date of the stock split.

Additionally, if on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, unavoidable circumstances occur that require adjustment of the Granted Share Number such as that Mitsukoshi conducts a stock consolidation or stock split, and if after the issuance of share options, unavoidable circumstances occur that require adjustment of the Granted Share Number such as that the Company conducts a stock consolidation or stock split, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms of stock consolidation or stock split.

Furthermore, when making an adjustment to the Granted Share Number, the Company shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that if the Company fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then the Company shall subsequently make a public announcement or issue notification promptly.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

The amount of assets invested upon the exercise of each share option is subject to money and shall be the amount per share which should be paid as a result of exercise of each share option (hereinafter referred to as the "Exercise Price") multiplied by the Granted Share Number.
The Exercise Price shall be ¥1.

4. Exercise period for share options

From April 1, 2008 to May 31, 2015

5. Terms for exercising share options

(1) Each share option may not be partially exercised.

(2) In the event that the Share Option Holder dies, an heir shall inherit the share options, provided, however, that the heirs must select among themselves one person to succeed all of the share options by way of partition of the estate (hereinafter in this paragraph referred to as the "Successor"), and the Successor may exercise the succeeded share options only if the Successor complies with terms separately provided by the Company. Furthermore, if there is not any heir to the Share Option Holder, the share options shall be cancelled immediately without requiring any procedures and the share options shall not be inherited by the heir of the Successor.

(3) In the event that the Share Option Holder retires from their positions as director, executive officer or corporate auditor (hereinafter collectively referred to as the "Director") of Mitsukoshi prior to June 1, 2006 due to the termination of their term, only if they have legitimate reasons such as compulsory retirement, the Share Option Holder may exercise share options for five years from the date of losing the position as the Director.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the calculated maximum capital increase provided for in the provisions of Paragraph 1 of Article 40 of the Accounting Rules of Companies, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital increase provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

In the event that a proposal to approve a merger contract whereby the Company becomes a dissolved company, or a proposal to approve an absorption split contract or plan for split through establishment of a new company whereby the Company becomes a split company, or a proposal to approve a stock exchange contract or stock transfer plan whereby the Company becomes a wholly owned subsidiary is approved by a general meeting of shareholders of the Company (if a resolution of general meeting of shareholders is not required, when a resolution is adopted at a board of directors meeting of the Company), the share options may be acquired without compensation upon a date decided separately by the board of directors of the Company.

9. Police to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company to be issued upon exercise of the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company to be issued upon exercise of the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the Exercise Price after the reorganization by the number of shares to be issued upon exercise of the share options as be decided in accordance with the preceding (3). The Exercise Price after the reorganization shall be adjusted taking into account the terms of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from the day when the Reorganization Acts come into force to the last day of the period for the exercise of share options provided in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of a board of directors of the Reorganization Target

Company.

(8) Reasons the Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total amount calculated by multiplying the exercise price as provided in the preceding 3. by the Granted Share Number (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lien of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company such as modification of provisions in these Terms, necessary measures shall be taken.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 22

Terms of Share Options Issued in June 2006 of Mitsukoshi, Ltd. (for Directors)

1. Name of offered share options

Share Options Issued in June 2006 of Mitsukoshi, Ltd. (for Directors)

2. Total number of offered share options

54

Provided, however, that it shall be less the number of the share options of Mitsukoshi which have been cancelled as a result of exercise or other reasons after October 4, 2007.

3. Class and number of shares subject to offered share options

The class of shares subject to offered share options shall be common stock and the number of shares subject to each offered share option (hereinafter referred to as the "Granted Share Number") shall be 1,000 shares.

Provided, however, that if Mitsukoshi conducts a stock split (including allotment of shares without contribution. The same shall apply hereinafter to the statements concerning stock split.) or stock consolidation, the Granted Share Number shall be adjusted in accordance with the following formula, and fractions less than one share as a result of the adjustment shall be rounded down.

Granted Share Number after adjustment = Granted Share Number before adjustment x Ratio of split of consolidation

In the case of a stock split, the Granted Share Number after adjustment shall be applied from the day after the base date of the stock split, and in the case of a stock consolidation, after the effective date, provided, however, that if a stock split is conducted on the conditions that a proposal to increase capital or capital reserve by decreasing the amount of retained earnings is approved by a shareholders meeting of Mitsukoshi and any date prior to the adjournment of the shareholders meeting is set as a base date, the exercise price after adjustment shall be applied from the day after the adjournment date of the shareholders meeting, retroactive to the day following the base date.

In addition to the foregoing, in the event of unavoidable circumstances that require adjustment of the Granted Share Number, the Granted Share Number shall be adjusted to the extent reasonable.

Furthermore, when making an adjustment to the Granted Share Number, Mitsukoshi shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that if Mitsukoshi fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then Mitsukoshi shall subsequently make a public announcement or issue notification promptly.

4. Amount of assets to be invested upon the exercise of each offered share option

The amount of assets to be invested upon the exercise of each offered share option shall be ¥1 paid-in amount per share of the shares that Mitsukoshi may be delivered as a result of exercise of offered share options multiplied by the Granted Share Number.

5. Exercise period for offered share options

From June 1, 2007 to May 31, 2016

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of offered share options

i. The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

ii. The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph i from the maximum capital, etc. increase amount provided for in the preceding paragraph i.

7. Restriction on acquisition of offered share options by way of a transfer

Acquisition of offered share options by way of transfer shall require a resolution of the Board of Directors of Mitsukoshi.

8. Acquisition provision on offered share options

Acquisition provision on share options shall not be provided.

9. Policy to decide on cancellation of offered share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that Mitsukoshi conducts a merger (only if Mitsukoshi is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization

Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly issue the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

i. Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

ii. Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

iii. Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 3.

iv. Amount of assets to be invested upon exercise of the share options

The amount of assets to be invested upon exercise of each share option to be delivered shall be the amount calculated by multiplying the paid-in amount after the reorganization as set forth below by the number of shares subject to each share option of the Reorganization Target Company as shall be decided in accordance with the preceding iii. The paid-in amount after the reorganization shall be ¥1 per share of the Reorganization Target Company which may be delivered as a result of exercise of each share option delivered.

v. Exercise period of share options

It shall begin from either the first day of the period during which offered share options may be exercised as provided for in the preceding 5. or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of offered share options as provided for in the preceding 5.

vi. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the share options

It shall be decided pursuant to the preceding 6.

vii. Restriction on acquisition of the share options by way of transfer

Acquisition of the share options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

viii. Acquisition provisions for share options

It shall be decided pursuant to the preceding 8.

ix. Other conditions for exercise of the share options

It shall be decided pursuant to the below 11.

10. Handling of fractions of less than one share that result from the exercise of offered share options.

Fractions of less than one share of the shares to be delivered to the Share Option Holder, that result from the exercise of offered share options shall be rounded down.

11. Other terms for exercising offered share options

i. Share Option Holders in a position of director, executive officer and corporate auditor of Mitsukoshi may not exercise share options.

ii. In the event that a Share Option Holder cannot exercise share options due to maintenance of the position as director, executive officer or corporate auditor of Mitsukoshi prior to May 31, 2015, the Share Option Holder shall be able to exercise share options between June 1, 2015 and May 31, 2016.

iii. In the event that any of the following proposals is approved by a shareholders meeting of the Mitsukoshi: merger agreement whereby Mitsukoshi becomes a dissolved company, share exchange agreement whereby Mitsukoshi becomes a wholly owned subsidiary, or stock transfer.

For 15 days from the day after the date of approval

iv. In the event that the Share Option Holder waives its offered share options, such offered share options may not be exercised.

12. Calculation method of the paid-in amount of offered share options

In accordance with to the Black Scholes Model, the option price per share calculated based on the following base numerical value multiplied by the Granted Share Number.

$$C = Se^{-qT}N(d) - Xe^{-rT}N\left(d - \sigma\sqrt{T}\right)$$

then,

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

i. Option price per share (C)

ii. Share price (S): closing price in the ordinary trading of common stock of Mitsukoshi at the Tokyo Stock Exchange on June 30, 2006 (if there is no closing price on that day, the closing price of the latest trading day prior to the foregoing)

iii. Exercise price (X)(paid-in amount per share of shares that may be delivered as a result of exercise of offered share options): ¥1

iv. Expected remaining period (T): 5.5 years

v. Volatility (σ): volatility ratio calculated based on the closing price on each trading day in the ordinary trading of common stock of Mitsukoshi for 5.5 years (from January 1, 2001 to June 30, 2006)

vi. Risk free interest rate (r): the interest rate of national bonds in which the remaining period corresponds with the expected remaining period

vii. Dividend yield (q): dividend per share (actual dividend as of the fiscal year ended February 2006)/the share price provided in the foregoing ii

viii. Cumulative distribution function of standard normal distribution ($N(\cdot)$)

13. Allotment date of offered share options

June 30, 2006

14. Payment due in exchange of offered share options

The payment due shall be June 30, 2006.

15. Request to exercise share options and the method of making payment

i. To exercise share options, the "Share Option Exercise Request Form" provided by Mitsukoshi should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as set forth in the below 16.

ii. In addition to the submission of the Share Option Exercise Request Form in the preceding i, the total exercise price of the common stock of Mitsukoshi to be delivered as a result of exercise of offered share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by Mitsukoshi at the payment handling office as set forth in the below 17 (hereinafter referred to as the "Designated Account") by the day and time designated by Mitsukoshi.

16. Office in charge of accepting exercise forms for offered share options

Corporate Communication Office of Mitsukoshi (or any other division responsible for this business.

17. Payment handling office with respect to the exercise of offered share options

Sumitomo Mitsui Banking Corporation, Nihonbashi Branch (or any other succeeding bank or branch of the Bank)

18. Effective date for the exercise of offered share options

    i. Offered share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 15.ii.

    ii. Mitsukoshi shall deliver share certificates immediately after the completion of the exercise procedure. Provided, however, that share certificates in relation to less than one unit shall not be delivered.

19. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by Mitsukoshi with respect to matters related to the share options, and such modifications shall be deemed a part of these Terms.

20. Public notice on these Terms

Mitsukoshi shall retain a copy of these Terms of the offered share options in its head office and during its business hours, make it available for viewing by the Share Option Holders.

21. Any other necessary items concerning offered share options shall be decided by the Representative Director.

Exhibit 23

Descriptions of the Eleventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Eleventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 340 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Mitsukoshi, Ltd. (hereinafter referred to as "Mitsukoshi") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Mitsukoshi, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Granted Share Number after adjustment = Granted Share Number before adjustment x Ratio of split or consolidation

In the case of a stock split, the Granted Share Number after adjustment shall be applied from the day after the base date of the stock split, and in the case of a stock consolidation, after the effective date of the stock consolidation, provided, however, that if a stock split is conditional upon the approval by a general meeting of shareholders of the Company of a proposal to increase capital or capital reserve by decreasing the amount of surplus, and any date prior to the adjournment of the general meeting of shareholders is set as a base date, the Granted Share Number after adjustment shall be applied from the day after the adjournment of the general meeting of shareholders, retroactive to the day after the base date.

Additionally, if on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, unavoidable circumstances occur that require adjustment of the Granted Share Number with respect to Mitsukoshi, and if after the issuance of share options, unavoidable circumstances occur that require adjustment of the Granted Share Number with respect to the Company, the Granted Share Number shall be adjusted to the extent reasonable.

Furthermore, when making an adjustment to the Granted Share Number, the Company shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that if the Company fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then the Company shall subsequently make a public announcement or issue notification promptly.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the paid-in amount of ¥1 per share of shares to be delivered upon the exercise of share options, by the Granted Share Number.

4. Exercise period for share options

From April 1, 2008 to May 31, 2016

5. Terms for exercising share options

(1) Share Option Holders in a position of director, executive officer and corporate auditor of the Company or its subsidiaries may not exercise share options.

(2) In the event that a Share Option Holder cannot exercise share options due to maintenance of the position as director, executive officer or corporate auditor of the Company or its subsidiaries prior to May 31, 2015, the Share Option Holder shall be able to exercise share options between June 1, 2015 and May 31, 2016.

(3) In the event that any of the following proposals is approved by a general meeting of shareholders of the Company or its subsidiaries: merger agreement whereby the Company or its subsidiaries becomes a dissolved company, share exchange agreement whereby the Company or its subsidiaries becomes a wholly owned subsidiary, or stock transfer.

For 15 days from the day after the date of approval

(4) In the event that the Share Option Holder waives its share options, such share options may not be exercised.

(5) Exercise of share options by heirs

(a) In the event that a Share Option Holder dies, share options shall be inherited by a heir, provided, however, that heirs shall select among themselves one person to succeed all of the share options (hereinafter referred to as the "Successor"), and documents are submitted in accordance with the following ii as specified in the following ii, and the Successor complies with conditions provided separately by the Company. In addition, only Share Option Holders' spouses, children (including adopted children of Share Option Holders), fathers, mothers, brothers, or sisters can be the Successor. The Successor may exercise share options for a maximum of one year from the date of succeeding the share options in accordance with provisions of the Civil Code within the exercise period for share options.

(b) Unless the Successor submits documents provided in each of the following items to the Company (or documents deemed by the Company to have the same legal force) immediately following the death of the Share Option Holder (provided, however, that at the latest, within one year after the death of the Share Option Holder), the share options may not be exercised.

i a copy of a withdrawal register, etc. (one issued within three months);

ii a certificate of the seal impression of the Successor (the one issued within three months;

iii a will, estate partition agreement document or similar document necessary to prove partition of the estate that evidences that only the Successor has succeeded the share options;

iv a document evidencing the name and address of the Successor; and

v any other documents designated by the Company.

(c) In the event that an estate partition agreement has not been concluded by the heirs of a Share Option Holder within one year of the death of the Share Option Holder, a representative of the heirs shall be appointed immediately, and notice to such effect shall be made to the Company. In this case, upon conclusion of the estate partition agreement, the documents specified in each item of the preceding (b) shall be submitted to the Company within one year as provided for in (b).

(6) In the event of any of the following, Share Option Holders or heirs may not exercise share options after the time as specified in each item.

(a) In the event of dismissal from the position of director, executive officer or corporate auditor of the Company or its subsidiaries

At the time of dismissal

(b) Reasons other than the preceding (a) for which the board of directors of the Company or its subsidiaries deems that continued holding of share options by a Share Option Holder is not appropriate.

At the time when the Company or its subsidiary resolved that effect

(c) In the event that a Share Option Holder dies and in the event of any of the following (i) or (ii)

(i) In the event that the Share Option Holder does not have any Successor

At the time of the death of the Share Option Holder

(ii) In the event that the Successor pursuant to the preceding (5)(b) fails to submit the documents as set forth in each item of (5)(b)

At the time when the last day of one year has passed, provided on the top of (5)(b)

(d) In the event that the Successor falls under the following (i) or (ii)

(i) In the event that the Successor does not exercise share options within the period specified in the preceding (5)(b)

At the time of the termination of the period

(ii) In the event that the Successor dies after the succession of share options and before exercising the share options

At the time of the death of the Successor

(e) In the event that the Successor is given a judgment of commencement of guardianship, commencement of protection or commencement of assistance

At the time of such judgment

(f) In the event that the Successor is given a decision to commence bankruptcy proceedings or civil reorganization proceedings

At the time of such decision

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

i The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

ii The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph i from the maximum capital, etc. increase amount provided for in the preceding paragraph i.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

Acquisition provision on share options shall not be provided.

9. Policy concerning cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly issue the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to be the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of each share option to be delivered shall be the amount calculated by multiplying the paid-in amount after the reorganization as set forth below by the number of shares subject to each share option of the Reorganization Target Company as shall be decided in accordance with the preceding (3). The paid-in amount after the reorganization shall be ¥1 per share of the Reorganization Target Company which may be delivered as a result of exercise of each share option delivered.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from the day when the Reorganization Acts come into force to the last day of the period for the exercise of share options as set forth in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment
    (1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.
    (2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a

result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed as a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 24

Terms of Share Options Issued in June 2006 of Mitsukoshi, Ltd. (for Executive Officers with Special Titles)

1. Name of offered share options

Share Options Issued in June 2006 of Mitsukoshi, Ltd. (for Executive Officers with Special Titles)

2. Total number of offered share options

16

However, it shall be less the number of the share options of Mitsukoshi which have been cancelled as a result of exercise or other reasons after October 4, 2007.

3. Class and number of shares subject to offered share options

The class of shares subject to the offered share options shall be common stock and the number of shares subject to each offered share option (hereinafter referred to as the "Granted Share Number") shall be 1,000 shares.

Provided, however that if Mitsukoshi conducts a stock split (including allotment of shares without contribution. The same shall apply hereinafter to the statements concerning stock split.) or stock consolidation, the Granted Share Number in relation to the share options shall be adjusted in proportion to with ratio of stock split of stock consolidation.

In the case of a stock split, the Granted Share Number after adjustment shall be applied from the day after the base date of the stock split, and in the case of a stock consolidation, after the effective date of the stock consolidation, provided, however, that if a stock split is conditional upon the approval by a shareholders meeting of Mitsukoshi of a proposal to increase capital or capital reserve by decreasing the amount of surplus, and any date prior to the adjournment of the shareholders meeting is set as a base date, the exercise price after adjustment shall be applied from the day after the adjournment of the shareholders meeting, retroactive to the day after the base date.

In addition, if unavoidable circumstances occur that require adjustment of the Granted Share Number with respect to the share options such as when Mitsukoshi reduces capital, etc., taking into account terms, etc. of capital reduction, etc., the Granted Share Number with respect to the share options shall be adjusted to the extent reasonable.

Additionally, fractions of less than one unit as a result of the foregoing adjustment shall be rounded down.

Furthermore, when making an adjustment to the Granted Share Number, Mitsukoshi shall make a public announcement on or issue notification of necessary matters to each offered share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that if Mitsukoshi fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then Mitsukoshi shall subsequently make a public announcement or issue notification promptly.

4. Amount of assets to be invested upon the exercise of each offered share option

Upon the exercise of each offered share option shall be made in cash, and it shall be the amount calculated by multiplying the paid-in amount of ¥1 per share of shares to be delivered upon the exercise of offered share options by the Granted Share Number.

5. Exercise period for offered share options

From June 1, 2007 to May 31, 2016

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of offered share options

i The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

ii The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph i from the maximum capital, etc. increase amount provided for in the preceding paragraph i.

7. Restriction on acquisition of offered share options by way of a transfer

Acquisition of offered share options by way of transfer shall require a resolution of the Board of Directors of Mitsukoshi.

8. Acquisition provision on offered share options

Acquisition provision on share options shall not be provided.

9. Policy to decide on cancellation of offered share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that Mitsukoshi conducts a merger (only if Mitsukoshi is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly issue the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

i Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

ii Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

iii Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 3.

iv Amount of assets to be invested upon exercise of the share options

The amount of assets to be invested upon exercise of the share options to be delivered shall be the amount calculated by multiplying the paid-in amount after the reorganization as set forth below by the number of shares subject to the share options of the Reorganization Target Company as shall be decided in accordance with the preceding iii. The paid-in amount after the reorganization shall be ¥1 per share of the Reorganization Target Company which may be delivered as a result of exercise of each share option delivered.

v Exercise period of share options

It shall begin from either the first day of the period during which offered share options may be exercised as provided for in the preceding 5., or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of offered share options as provided for in the preceding 5..

vi Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the share options

It shall be decided pursuant to the preceding 6.

vii Restriction on acquisition of the share options by way of transfer

Acquisition of the share options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

viii Acquisition provisions for share options

It shall be decided pursuant to the preceding 8.

ix Other conditions for exercise of the share options

It shall be decided pursuant to the below 11.

10. Handling of fractions of less than one share that result from the exercise of offered share options.

Fractions of less than one share of the shares to be delivered to the Share Option Holder, that result from the exercise of offered share options shall be rounded down.

11. Other terms for exercising offered share options

i Share Option Holders in a position of director, executive officer and corporate auditor of Mitsukoshi may not exercise share options.

ii Notwithstanding to the foregoing, in the event of the following (A) or (B) (provided, however, that in the case of (B), excluding when share options of the Reorganization Target Company are delivered to the Share Option Holder in accordance with the preceding 9.), the share options may only be exercised for a certain period as respectively provided.

(A) In the event that commencement date for the exercise of rights by the Share Option Holder has not begun by March 31, 2015
From June 1, 2015 to May 31, 2016

(B) In the event that any of the following proposals is approved by a shareholders meeting of Mitsukoshi: merger agreement whereby Mitsukoshi becomes a dissolved company, share exchange agreement whereby Mitsukoshi becomes a wholly owned subsidiary, or stock transfer.

For 15 days from the day after the date of approval

iii In the event that the Share Option Holder waives its offered share options, such offered share options may not be exercised.

12. Paid-in amount of offered share options

It shall not require any payment in exchange for offered share options.

13. Allotment date of offered share options

June 30, 2006

14. Request to exercise share options and the method of making payment

i To exercise share options, the "Share Option Exercise Request Form" provided by Mitsukoshi should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as set forth in the below 15.

ii In addition to the submission of the Share Option Exercise Request Form in the preceding i, the total exercise price of the common stock of Mitsukoshi to be delivered as a result of exercise of offered share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by Mitsukoshi at the payment handling office as set forth in the below 16. (hereinafter referred to as the "Designated Account") by the day and time designated by Mitsukoshi.

15. Office in charge of accepting exercise forms for offered share options

Corporate Communication Office of Mitsukoshi (or any other division responsible for this business.

16. Payment handling office with respect to the exercise of offered share options

Sumitomo Mitsui Banking Corporation, Nihonbashi Branch (or any other succeeding bank or branch of the Bank)

17. Effective date for the exercise of offered share options

i Offered share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the

Designated Account as specified in the preceding 14.ii.

ii Mitsukoshi shall deliver share certificates immediately after the completion of the exercise procedure. Provided, however that share certificates in relation to less than one unit shall not be delivered.

18. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by Mitsukoshi with respect to matters related to the share options, and such modifications shall be deemed a part of these Terms.

19. Public notice on these Terms

Mitsukoshi shall retain a copy of these Terms of the offered share options in its head office and during its business hours, make it available for viewing by the Share Option Holders.

20. Any other necessary items concerning offered share options shall be decided by the Representative Director.

Exhibit 25

Descriptions of the Twelfth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Twelfth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 340 shares (hereinafter referred to as the "Granted Share Number").
Moreover, in the event that Mitsukoshi, Ltd. (hereinafter referred to as "Mitsukoshi") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Mitsukoshi, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number in relation to the share options shall be adjusted in proportion to with ratio of stock split of stock consolidation.

In the case of a stock split, the Granted Share Number after adjustment shall be applied from the day after the base date of the stock split, and in the case of a stock consolidation, after the effective date of the stock consolidation, provided, however, that if a stock split is conditional upon the approval by a general meeting of shareholders of the Company of a proposal to increase capital or capital reserve by decreasing the amount of surplus, and any date prior to the adjournment of the general meeting of shareholders is set as a base date, the Granted Share Number after adjustment shall be applied from the day after the adjournment of the general meeting of shareholders, retroactive to the day after the base date.

Additionally, if on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, unavoidable circumstances occur that require adjustment of the Granted Share Number such as that Mitsukoshi reduces its capital, and if after the issuance of share options, unavoidable circumstances occur that require adjustment of the Granted Share Number such as that the Company reduces its capital, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms of capital reduction.

Additionally, fractions of less than one unit as a result of the foregoing adjustment shall be rounded down.

Furthermore, when making an adjustment to the Granted Share Number, the Company shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that if the Company fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then the Company shall subsequently make a public announcement or issue notification promptly.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the paid-in amount of ¥1 per share of shares to be delivered upon the exercise of share options by the Granted Share Number.

4. Exercise period for share options

From April 1, 2008 to May 31, 2016

5. Terms for exercising share options

(1) Share Option Holders in a position of director, executive officer and corporate auditor of the Company or its subsidiaries may not exercise share options.

(2) Notwithstanding to the foregoing, in the event of the following (i) or (ii) (provided, however, that in the case of (ii), excluding when share options of the Reorganization Target Company are delivered to the Share Option Holder in accordance with the preceding 9., the share options may only be exercised for a certain period as respectively provided.

(i) In the event that commencement date for the exercise of rights by the Share Option Holder has not begun by March 31, 2015

From June 1, 2015 to May 31, 2016

(ii) In the event that any of the following proposals is approved by a general meeting of shareholders of the Company or its subsidiaries: merger agreement whereby the Company becomes a dissolved company, share exchange agreement where the Company becomes a wholly owned subsidiary, or stock transfer.

For 15 days from the day after the date of approval

(3) In the event that the Share Option Holder waives its share options, such share options may not be exercised.

(4) Exercise of share options by heirs

(a) In the event that a Share Option Holder dies, share options shall be inherited by a heir, provided, however, that heirs shall select among themselves one person to succeed all of the share options (hereinafter referred to as the "Successor"), and documents are submitted in accordance with the following ii as specified in the following ii, and the Successor complies with conditions provided separately by the Company. In addition, only Share Option Holders' spouses, children (including adopted children of Share Option Holders), fathers, mothers, brothers, or sisters can be the Successor.

(b) The Successor may exercise share options for a maximum of one year from the date of succeeding the share options in accordance with provisions of the Civil Code within the exercise period for share options.

(c) Unless the Successor submits documents provided in each of the following items to the Company (or documents deemed by the Company to have the same legal force) immediately following the death of the Share Option Holder (provided, however, that at the latest, within one year after the death of the Share Option Holder), the share options may not be exercised.

i a copy of a withdrawal register, etc. (one issued within three months);

ii a certificate of the seal impression of the Successor (the one issued within three months;

iii a will, estate partition agreement document or similar document necessary to prove partition of the estate that evidences that only the Successor has succeeded the share options;

iv a document evidencing the name and address of the Successor; and

v any other documents designated by the Company.

(d) In the event that an estate partition agreement has not been concluded by the heirs of a Share Option Holder within one year of the death of the Share Option Holder, a representative of the heirs shall be appointed immediately, and notice to such effect shall be made to the Company. In this case, upon conclusion of the estate partition agreement, the documents specified in each item of the preceding (c) shall be submitted to the Company within one year as provided for in (c).

(5) In the event of any of the following, Share Option Holders or heirs may not exercise share options after the time as specified in each item.

(a) In the event of dismissal from the position of director, executive officer or corporate auditor of the Company or its subsidiaries

At the time of dismissal

(b) Reasons other than the preceding (a) for which the board of directors of the Company or its subsidiaries deems that continued holding of share options by a Share Option Holder is not appropriate.

At the time when the Company or its subsidiary resolved that effect

(c) In the event that a Share Option Holder dies and in the event of any of the following (i) or (ii)

(i) In the event that the Share Option Holder does not have any Successor

At the time of the death of the Share Option Holder

(ii) In the event that the Successor pursuant to the preceding (4)(c) fails to submit the documents as set forth in each item of (4)(c)

At the time when the last day of one year has passed, provided on the top of (4)(c)

(d) In the event that the Successor falls under the following (i) or (ii)

(i) In the event that the Successor does not exercise share options within the period specified in the preceding (4)(c)

At the time of the termination of the period

(ii) In the event that the Successor dies after the succession of share options and before exercising the share options

At the time of the death of the Successor

(e) In the event that the Successor is given a judgment of commencement of guardianship, commencement of protection or commencement of assistance

At the time of such judgment

(f) In the event that the Successor is given a decision to commence bankruptcy proceedings or civil reorganization proceedings

At the time of such decision

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

i The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

ii The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

Acquisition provision on share options shall not be provided.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly issue the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of each share option to be delivered shall be the amount calculated by multiplying the paid-in amount after the reorganization as set forth below by the number of shares subject to each share option of the Reorganization Target Company as shall be decided in accordance with the preceding (3). The paid-in amount after the reorganization shall be ¥1 per share of the Reorganization Target Company which may be delivered as a result of exercise of each share option delivered.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from the day when the Reorganization Acts come into force to the last day of the period for the exercise of share options as set forth in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of a board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the

Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed as a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

<Procedure for Voting via the Internet>

To exercise voting rights via the Internet, please review the matters indicated below before exercising your voting rights.

It is not required for those attending to conduct procedures for exercise of voting rights by mail (Voting Rights Exercise Form) or via the Internet.

1. Website for the Exercise of Voting Rights
   (1) You can exercise your voting rights via the Internet only by using the website designated by Isetan for the exercise of voting rights (http://www.evote.jp/) from your personal computer (provided, however, that the website will not be available from 2:00 a.m. to 5 a.m. everyday).
   (2) If you use firewalls, set up anti-virus software, or use a proxy server for the Internet connection, etc., depending on your Internet usage environment, you may not be able to access the website.
   (3) While we will accept votes via the Internet until 8:00 p.m. on November 19, 2007 (Monday), early voting would be greatly appreciated. To make any inquiries, please contact our help desk.

2. Method for Exercise of Voting Rights via the Internet
   (1) On the designated website for the exercise of voting rights (http://www.evoting.tr.mufg.jp/), please use the login ID and temporary password written on the Voting Rights Exercise Form and follow the instructions on the display screen to indicate your consent or dissent.
   (2) To prevent those other than our shareholders from making unauthorized access ("spoofing") and to prevent tampering of voting results, please note that you will be requested to change your temporary password on the website for the exercise of voting rights.
   (3) For each general meeting of shareholders, you will be given notice of a new login ID and temporary password.

3. Handling of Voting Rights when Exercised More Than Once
   (1) If you exercise your voting rights using two different methods, that is, both via the Internet and by mail, only your vote via the Internet shall be deemed to be valid.
   (2) If you exercise your voting rights via the Internet more than once, only your final vote shall be deemed to be valid.

4. Charges Incurred to Access Website for Exercising Voting Rights

Any changes incurred during access of the website for the exercise of voting rights (dial-up connection charges, telephone charges, etc.) shall be borne by the shareholders themselves.

Inquiries concerning computer system, etc. Mitsubishi UFJ Trust and Banking Corporation [Transfer Agent Division] (Help desk) Phone: (0120) 173-027 (9:00 a.m. ~ 9:00 p.m. toll-free)

Supplement to the Reference Materials for the General Meeting of Shareholders

Attachment for Proposal No. 1, The Contents of the Consolidated Financial Report, the Financial Report, etc. for the Fiscal Year Ended February 2007

BUSINESS REPORT

(From March 1, 2006, to February 28, 2007)

1. Business Overview

(1) Review of operations of the group

(i) Group Sales Activities and Results

For this consolidated fiscal year, the recovery of Japan's economy continued, driven by good corporate profits and active capital investment. Meanwhile personal consumption has also been recovering gradually against the backdrop of the improvement of the employment environment, although not yet strongly, due to various elements of uncertainty about the future such as the prices of stocks and crude oil and the increase in social security insurance premiums.

In the department store industry, as we need to deal with the demands of the declining population and bipolarization of income, the diversification of personal consumption, the trend toward accelerating reorganization of business categories, and competition that crosses over into other business categories, we are in a tough position, and, with sales declining from the results of the previous year, the tough situation is ongoing.

In this business environment, Mitsukoshi Group (the "Group") is positioning this fiscal year as a year for promotion of preparation of a stable foundation for the "Mitsukoshi Brand Renaissance Six-Year Plan," which starts from the fiscal year ending February 2008, and, simultaneously, as a year to complete the current five-year medium-term business plan, and has striven to improve earnings capacity, reduce costs and promote growth businesses for the Group overall, while attempting to improve business efficiency through such things as reevaluation of related businesses.

As a result of the above efforts, net sales came to 804,120 million yen (95.5% year-on-year), operating profit was 12,617 million yen (82.6% year-on-year), ordinary profit was 17,019 million yen (85.3% year-on-year) and net income totaled 12,936 million yen (142.3% year-on-year). As for nonconsolidated net losses, they totaled 1,671 million yen due to extraordinary losses from application of accounting of impaired assets.

Performance by business segment was as follows.

(a) Department Stores

With respect to department stores, the core operations of the Group, we have been continuing from FY 2005 our efforts to polish up the value of our offerings to customers, centering on preparing a foundation for the "New Mitsukoshi Model."

Among our flagship stores, which play central roles, the Ginza and Sendai Stores were renovated, and, in addition, barrier-free and renovation construction is underway at the Nihonbashi Main Store, with a projected completion of FY2010. With regard to other stores, the Tama Center Store was renovated in March, and, for the purpose of revitalizing the Takamatsu City central district, in November we opened a store in the Ichibangai Higashi Building, which was developed in the Marugamecho Shopping Street in Takamatsu City with local cooperation, and in addition, for promotion of our new growth strategy to encourage purchasing by increasing contact between customers and the Company, as anchor tenants in suburban-type shopping centers, we opened the new Musashi Murayama Store in Tokyo Prefecture in November and the Natori Store in Miyagi Prefecture in February.

In addition, domestically, with the expiration of its lease contract the Kichijoji Store was closed, and due to re-evaluation of the overseas store strategy, the Hawaii Mitsukoshi and the Hong Kong Mitsukoshi were closed.

As for the sales operations aspect, we proposed various ideas under the theme of global environment when we held LOHAS Week (LOHAS: Lifestyle of Health and Sustainability) in

June, and the "Cool Biz Fair" and "Warm Biz Fair" in summer and wintertime, and we have also implemented various schemes featuring the seasons.

As an effort to build relations with customers, we have been striving to bolster our ability to offer products and services that exceed customer expectations, and, as one part of this, the "Your Secretary" service, a package of service to cater to customer satisfaction, went into full operation in the Nihonbashi Main Store, in October.

As ongoing efforts toward cost cutting from FY2006, reform of the distribution system, intensification of support services, purchasing reforms through adoption of a bidding system, etc., were carried with an aim at reducing general and administrative expenses.

As a result, by product grouping, although such big-ticket items as art and jewelry were on a trended positively all year, fashion, which suffered from the effects of the unseasonable weather, was lackluster. In addition, due to such effects as the reduction of space for basement food sales that came with the barrier-free construction at the Nihonbashi Main Store, subtraction of the portion for the results of stores that closed in the previous fiscal year, negative effects from the Exposition of Global Harmony, and the termination of bargain sales that were undermining brand value, department store sales declined 5.1% year-on-year, to 766,226 million yen, and operating income was down 15.9% year-on-year, to 9,966 million yen.

(b) Real Estate Management

In our real estate management services, in addition to the change of name in March of Mitsukoshi Environment Services Co., Ltd. to Mitsukoshi Environment Design Co., Ltd., the construction renovation sales division of the Company was transferred to that company. In September the facilities management division of Mitsukoshi Environment Design Co., Ltd. was split off and went into operation as Mitsukoshi Environment Building Management Co., Ltd.

In addition, aiming at business selection and concentration, we promoted the structural reforms in the Mitsukoshi Group through such things as the sale of our asset holdings, the Logistics Centers in Shinonome and Shiohama, Tokyo, and other domestic delivery offices, the merger of Nagoya Building Services Co., Ltd. and Nagoya Mitsukoshi Food Services Ltd., and the spin-off and stock transfer of Mannoh Golf Club business of Mitsukoshi Real Estate Co., Ltd.

As a result, sales increased 34.5% year-on-year, to 21,876 million yen, although income decreased 30.7% year-on-year to 1,596 million yen.

(c) Other

In "Other" business segment, as one of the structural reforms for distribution, M Logistics Solutions was established in March.

Overall, sales of the "Other" business segment totaled 16,017 million yen, down 14.3% year-on-year. Operating income was 1,136 million yen, a decline of 0.8% from the previous fiscal year.

(ii) Sales of the group by business segment

	Amount (Millions of yen)	Percentage of total (%)	Year-on-year comparison (%)
Department Stores	766,226	95.3	94.9
Real Estate Management	21,876	2.7	134.5
Other	16,017	2.0	85.7
Total	804,120	100.0	95.5

(iii) Sales of the company

(a) Sales by product category

	Amount (Millions of yen)	Percentage of total (%)	Year-on-year comparison (%)
Apparel	251,699	33.7	94.8
Accessories	100,943	13.5	95.5
General merchandise	127,556	17.1	98.4
Household goods	41,726	5.6	89.8
Food	186,435	24.9	95.9
Services and other	39,620	5.3	86.1
Total	747,982	100.0	94.9

(b) Sales at individual stores (Millions of yen; Percentage to total (%))


Kagoshima
11,042
1.5
Hiroshima
18,095
2.4
Shinjuku
ALCOTT
19,931
Hoshigaoka
20,789
2.8
Niigata
21,010
2.8
Matsuyama
23,293
3.1
Ikebukuro
24,517
3.3
Takamatsu
26,021
3.5
Chiba
28,853
3.9
Sendai
36,213
4.8
Sapporo
41,472
5.5
Fukuoka
44,936
6.0
Ginza
59,928
8.0
Nagoya Sakae
93,439
12.5
Nihonbashi Main Store
278,437
37.2%

(iv) Capital expenditures of the group

The Group spent a total of 22,585 million yen on capital investments during the consolidated fiscal year, primarily as in the following:

(a) Primary facilities completed during the current fiscal year

- Department store segment — Mitsukoshi Musashi Murayama Store and Mitsukoshi Natori Store — New establishment of stores

(b) New establishment and expansion of primary facilities ongoing during the current fiscal year

- Department store segment Mitsukoshi Osaka Store New establishment of store

(c) Sale, removal, loss of significant fixed assets implemented during the current fiscal year

- Real estate management segment Sale of Logistics Center

(v) Financing activities of the group

The Group financed its capital investments through own cash and bank loans. Otherwise, none of the other reporting requirements under this section apply.

(2) Assets, profit and loss for recent four fiscal years

(i) Consolidated assets, profit and loss (Millions of yen)

	First term FY2003	Second term FY2004	Third term FY2005	Fourth term FY2006
Net sales	470,491	887,782	842,009	804,120
Ordinary profit	12,662	16,898	19,943	17,019
Net income	6,705	(4,067)	9,088	12,936
Net income per share (Yen)	13.24	(8.60)	18.24	26.45
Shareholders' equity	612,463	636,879	597,349	577,672
Total assets	134,235	129,025	140,018	162,840
Total assets per share (Yen)	271.74	261.36	283.92	329.85

(Notes) 1. Please refer to section (1) "Review of Operations of the Group" for a discussion of the operating results for FY2006.

2. Because the Company was established through a merger of the former entity of the Company and its subsidiaries, its first fiscal term was a sixth-month period that ran from September 1, 2003 to February 29, 2004.

3. Net income per share is calculated on the basis of average number of shares outstanding during the term (excluding the average number of treasury stock held during the term).

4. Total assets per share are calculated on the basis of the number of shares outstanding at the term-end (excluding the amount of treasury stock held at the term-end).

5. The Company adopted "Accounting Standards on Presentation of Net Asset Section of Balance Sheet" (Financial Accounting Standards No. 5, December 9, 2005) and the "Implementation Guidance for Business Accounting Standards, etc. of Net Asset Section of Balance Sheet" (Financial Accounting Standards Implementation Guidance No. 8, December 9, 2005) from the Fourth Term.

(ii) Nonconsolidated operating results and assets (Millions of yen)

	First term FY2003	Second term FY2004	Third term FY2005	Fourth term FY2006
Net sales	442,224	833,870	787,774	747,982
Ordinary profit	9,271	9,624	10,820	9,002
Net income	4,448	(8,698)	409	(1,671)
Net income per share (Yen)	9.01	(17.64)	0.83	(3.39)
Shareholders' equity	536,032	558,582	529,539	507,173
Total assets	117,389	106,885	106,889	103,019
Total assets per share (Yen)	237.95	216.77	216.85	209.01

(Notes) 1. Because the Company was established through a merger of the former entity of the Company and its subsidiaries, its first fiscal term was a sixth-month period that ran from September 1, 2003 to February 29, 2004.

2. Net income per share is calculated on the basis of average number of shares outstanding during the term (excluding the average number of treasury stock held during the term).

3. Total assets per share are calculated on the basis of the number of shares outstanding at the term-end (excluding the amount of treasury stock held at the term-end).

4. The Company adopted "Accounting Standards on Presentation of Net Asset Section of Balance Sheet" (Financial Accounting Standards No. 5, December 9, 2005) and the "Implementation Guidance for Business Accounting Standards, etc. of Net Asset Section of Balance Sheet" (Financial Accounting Standards Implementation Guidance No. 8, December 9, 2005) from the Fourth Term.

(3) Major parent companies and subsidiaries

(i) Relationship with parent company

There is no company to which parent company of the Company applies.

(ii) Major subsidiaries and affiliates

a. Subsidiaries

	Common stock (Millions of yen)	The Company's voting rights (%)	Principal businesses
Mitsukoshi Tomonokai, Ltd.	100	100.00	Product sales intermediacy, middleman
Mitsukoshi Environmental Design Co., Ltd	100	100.00	Building design and construction
Niko Ltd.	100	100.00	Manufacturing and wholesaling of food

b. Affiliated company

	Common stock (Millions of yen)	The Company's voting rights (%)	Principal businesses
Shin Kong Mitsukoshi Department Store Co., Ltd.	6,592	43.49	Department stores

(Note) The Company's percentage of voting rights includes a 17.4% indirect holding.

(4) Issues to be addressed

With regard to the economic environment going forward, although the population is declining and there is a growing gap in incomes, taxes and social security insurance premiums are also increasing, and the situation of lackluster individual consumption is expected to continue, Japan's economic recovery will continue.

In retail industry as well, diversification of retail channels will continue with such things as new development of properties, including suburban type shopping centers and large-scale urban commercial facilities along with commercial facilities inside stations called "*ekinaka* (inside the station)," and Internet sales, resulting in even fiercer competition crossing over business categories, and meanwhile the shift from material goods to activities is becoming more apparent, in step with the diversification of consumption, and the environment surrounding the department store industry is becoming tougher. In addition to such changes in the environment, the trend toward corporate reorganization in the retail industry, including M&A activities and management integration that cross over business categories, is also accelerating, and going forward this trend predicted to continue.

To deal with such a situation, from FY2005 the Group has been promoting the "New Mitsukoshi Model," in which efforts are being made to improve brand value; we have now formulated a new and improved medium-to-long term business plan, the "Mitsukoshi Brand Renaissance Six -Year plan" and has commenced it from the year ending February 2008.

Under the "Mitsukoshi Brand Renaissance Six-Year Plan," with our basic policies of further burnishing the Company brand, offering higher value to various stakeholders and building sustainable trust relationships with them, we will reexamine the positioning of each business and the entire Group will make concerted efforts to realize a "company with the highest brand value through creation of interludes of abundance for 'adults in search of superior quality lifestyles.'"

Targeting "adults in search of superior quality lifestyles," and with the target image of affluent customers as per the Company's definition, the aim of store design will be to suit their lifestyles and sense of values, and products and services that exceed customer expectations will be on offer along with more contact between the Company and these customers through the opening of new stores, and the expansion of the mail order and e-commerce businesses, and we will be striving to forge even deeper relations.

At the same time, from the business administration aspect, through efforts to reduce sales, general and administrative expenses and to improve the gross profit margin ratio, there will be a continued advance of profit structure reforms.

In addition, with respect to the group's management system, reform of the organization at corporate headquarters is being carried out, and separation of the strategic and execution functions has been further emphasized in efforts toward greater transparency of corporate governance and realization of an internal control system that functions more effectively, and furthermore, conformance with the law and social norms in business operations will be promoted through such things as proper labeling of products and services and protection of personal information etc.

In meeting the challenges of the fiscal year ahead, the Company looks forward to the continued understanding and support of its shareholders.

(5) Main business (as of February 28, 2007)

Department Stores, Real Estate Management and Other

(6) Main offices of the Group (as of February 28, 2007)

(i) Mitsukoshi, Ltd.

Nihonbashi Main Store	1-4-1, Nihonbashi Muromachi, Chuo-ku, Tokyo
Shinjuku ALCOTT Store	3-29-1, Shinjuku, Shinjuku-ku, Tokyo
Ginza Store	4-6-16, Ginza, Chuo-ku, Tokyo
Ikebukuro Store	1-5-7, Higashi-Ikebukuro, Toshima-ku, Tokyo
Chiba Store	2-6-1, Fujimi, Chuo-ku, Chiba, Chiba
Sendai Store	4-8-15, Ichiban-cho, Aoba-ku, Sendai, Miyagi
Sapporo Store	3-8, Minami-ichijo Nishi, Chuo-ku, Sapporo, Hokkaido
Nagoya Sakae Store	3-5-1, Sakae, Naka-ku, Nagoya, Aichi
Hoshigaoka Store	14-14, Hoshigaoka Motomachi, Chikusa-ku, Nagoya, Aichi
Niigata Store	866, Nishibori-dori Goban-cho, Niigata, Niigata
Hiroshima Store	5-1, Ebisu-cho, Naka-ku, Hiroshima, Hiroshima
Takamatsu Store	7-1, Uchi-machi, Takamatsu, Kagawa
Matsuyama Store	3-1-1, Ichiban-cho, Matsuyama, Ehime
Fukuoka Store	2-1-1, Tenjin, Chuo-ku, Fukuoka, Fukuoka
Kagoshima Store	6-5, Gofuku-machi, Kagoshima, Kagoshima

(ii) Major subsidiaries

Mitsukoshi Tomonokai Ltd.	Chiyoda-ku, Tokyo
Mitsukoshi Environmental Design Co., Ltd.	Chiyoda-ku, Tokyo
NIKO Ltd.	Chuo-ku, Tokyo

(7) Employees (As of February 28, 2007)

(i) Mitsukoshi Group

Number of employees	Year-on-year change
9,610 [5,607]	(293) [(484)]

(Notes) 1. "Number of employees" includes only those working at the Company; it does not include those on loan to companies outside the Mitsukoshi Group.

2. Number in [ ] in the "Number of employees" is the average number of temporary employees employed in the current consolidated fiscal year.

(ii) Mitsukoshi, Ltd.

Number of employees	Year-on-year change	Average age	Average years of service
6,714 [3,318]	(210) [(33)]	41.7	19.7

(Notes) 1. "Number of employees" includes only those working at the Company; it does not include those on loan to companies outside the Group.

2. Number in [ ] in the "Number of employees" is the average number of temporary employees employed in the current fiscal year.

(8) Principal lenders (As of February 28, 2007) (Millions of yen)

Lenders	Amount of loan
Sumitomo Mitsui Banking Corporation	54,426
Chuo Mitsui Trust & Banking Co., Ltd.	21,940
Mizuho Corporate Bank, Ltd.	20,460

2. Overview of the Group

(1) Share-related information (as of February 28, 2007)

(i) Number of shares authorized: 1,000,000,000 shares of common stock

(ii) Number of shares issued and outstanding: 515,022,356 shares of common stock

(iii) Number of shareholders: 82,809

(iv) Shareholders who hold one tenth or greater of the number of shares issued and outstanding
Since there are no applicable shareholders, the ten largest shareholders are stated below instead:

Shareholders	Investment in the Company by major shareholders	
	Number of shares (Thousands of shares)	Voting rights percentage (%)
The Mitsukoshi Welfare Foundation	40,199	8.24
Japan Trustee Services Bank, Ltd. (Trust account)	23,328	4.78
The Master Trust Bank of Japan, Ltd. (Trust account)	12,438	2.55
Otsuka Kagu, Ltd.	11,700	2.40
Mitsui Life Insurance Company Ltd.	11,195	2.29
The Mitsukoshi Employee Stockholders' Group	8,655	1.77
Mitsukoshi Aigo Kai	8,366	1.71
JPMorgan Chase &Co. 380084	7,309	1.49
Sumitomo Mitsui Banking Corporation	7,000	1.43
Nippon Life Insurance Company	5,533	1.13

(Note) Voting rights percentage is calculated after deduction of treasury stock (22,240,124 shares).

(2) Issuance of stock acquisition rights, etc.

(i) Stock acquisition rights granted in consideration for the execution of duties held by the executives of the Company (as of February 28, 2007)

(a) Stock acquisition rights approved by resolution of the General Meeting of Shareholders held on May 27, 2004

- Number of stock acquisition rights: 26
- Number of shares subject to stock acquisition rights: 26,000 shares (1,000 shares per stock acquisition right)
- Paid-in amount for stock acquisition rights: without compensation
- Amount paid in at time of exercise of stock acquisition rights: 1,000 yen per stock acquisition right (one yen per share)
- Amount credited to capital in the event that shares are issued through exercise of stock acquisition rights: one yen per share
- Exercise period of stock acquisition rights: From June 1, 2005 to May 31, 2014
- Conditions for exercise of stock acquisition rights: No individual stock acquisition right may be partially exercised.

(b) Stock acquisition rights approved by resolution of the General Meeting of Shareholders held on May 24, 2005

- Number of stock acquisition rights: 51
- Number of shares subject to stock acquisition rights: 51,000 shares (1,000 shares per stock acquisition right)
- Paid-in amount for stock acquisition rights: without compensation
- Amount paid in at time of exercise of stock acquisition rights: 1,000 yen per stock acquisition right (one yen per share)
- Amount credited to capital in the event that shares are issued through exercise of stock acquisition rights: one yen per share
- Exercise period of stock acquisition rights: From June 1, 2006 to May 31, 2015
- Conditions for exercise of stock acquisition rights: No individual stock acquisition right may be partially exercised.

(c) Stock acquisition rights approved by resolution of the General Meeting of Shareholders held on May 23, 2006

- Number of stock acquisition rights: 54
- Number of shares subject to stock acquisition rights: 54,000 shares (1,000 shares per stock acquisition right)
- Paid-in amount for stock acquisition rights: 506,000 yen per stock acquisition right
- Amount paid in at time of exercise of stock acquisition rights: 1,000 yen per stock acquisition right (one yen per share)
- Amount credited to capital in the event that shares are issued through exercise of stock acquisition rights: 254 yen per share
- Exercise period of stock acquisition rights: From June 1, 2007 to May 31, 2016
- Conditions for exercise of stock acquisition rights:
  I. If an optionee of stock acquisition rights has the status of Director, Executive Officer or Corporate Auditor of the Company, the optionee cannot exercise the stock acquisition rights.
  II. If an optionee does not lose the status of Director, Executive Officer or Corporate Auditor of the Company by May 31, 2015, and cannot exercise the stock acquisition rights, the optionee can exercise the stock acquisition rights from June 1, 2015 to May 31, 2016.
  III. In the event that a proposal for a merger agreement under which the Company is to be merged, a share-for-share exchange agreement under which the Company will become a wholly-owned subsidiary, or share-transfer is approved at an Ordinary General Meeting of Shareholders of the Company, optionee can exercise the stock acquisition rights within fifteen days from the day following the day the relevant approval is made.
  IV. If an optionee waives the stock acquisition rights for placement, it cannot be exercised.

- Holdings by executives of the Company

		Number of stock acquisition rights	Number of shares subject to stock acquisition rights (shares)	Number of persons holding stock acquisition rights
Directors (except for outside Directors)	(a)	26	26,000	3
	(b)	51	51,000	6
	(c)	54	54,000	7

(ii) Stock acquisition rights granted in consideration for the execution of duties to employees, etc. of the Company during the current fiscal year

(a) Stock acquisition rights approved by resolution of the Board of Directors held on May 23, 2006

- Number of stock acquisition rights issued: 18 (1,000 shares per stock acquisition right)
- Number of shares subject to stock acquisition rights: 18,000 shares
- Paid-in amount for stock acquisition rights: without compensation
- Amount paid in at time of exercise of stock acquisition rights: 1,000 yen per stock acquisition right (one yen per share)
- Amount credited to capital in the event that shares are issued through exercise of stock acquisition rights: 254 yen per share
- Exercise period of stock acquisition rights: From June 1, 2007 to May 31, 2016
- Conditions for exercise of stock acquisition rights:

I. If an optionee of stock acquisition rights has the status of Director, Executive Officer or Corporate Auditor of the Company, the optionee cannot exercise the stock acquisition rights.

II. Notwithstanding the above I, optionee can exercise the stock acquisition rights in the following cases of (a) or (b), limited to only within the periods respectively prescribed (however, as for (b), cases where the Company carries out a reorganization and stock acquisition rights of the reorganization target companies are granted to the optionee)

(a) If the day of commencement of exercise of rights for the optionee has not arrived by May 31, 2015: from June 1, 2015 to May 31, 2016

(b) In the event that a proposal for a merger agreement under which the Company is to be merged, a share-for-share exchange agreement under which the Company will become a wholly-owned subsidiary, or share-transfer is approved at an Ordinary General Meeting of Shareholders of the Company: 15 days from the day following the day the relevant approval is made.

III. If an optionee waives the stock acquisition rights for placement, the relevant stock acquisition rights cannot be exercised.

- Holding by employees of the Company

	Number of stock acquisition rights	Number of shares subject to stock acquisition rights (shares)	Number of persons holding stock acquisition rights
Employees	18	18,000	3

(3) Executives

(i) Directors and Corporate Auditors (as of February 28, 2007)

Position	Name	Areas of responsibility, representation at other companies, etc.
Representative Director, President	Kunio Ishizuka	
Director, Senior Managing Executive Officer	Yoichi Tanikita	General Manager, Nihonbashi Main Store
Director, Senior Managing Executive Officer	Kohei Amano	General Manager, Department Store Business Headquarters; executive officer in charge of Specialty Stores Division and Direct Marketing Division
Director, Senior Executive Officer	Ken Shigematsu	General Manager, Ginza Store
Director, Senior Executive Officer	Shigeru Matsumura	General Manager, Nagoya Sakae Store
Director	Takashi Yamamoto	Executive officer in charge of Direct Marketing Division
Director	Syunichi Ono	Director, Chairman, Niko Ltd.
Director	Fumio Sato	Executive Adviser, Toshiba Corporation
Director	Teisuke Kitayama	Representative Director, President, Sumitomo Mitsui Financial Group, Inc.; Representative Director, Chairman, Sumitomo Mitsui Banking Corporation
Director	Mieko Kenjo	Professor, Faculty of Sociology, Aomori University
Standing Corporate Auditor	Kenichi Abe	
Standing Corporate Auditor	Koji Takenami	
Corporate Auditor	Toyohiko Sanari	CPA
Corporate Auditor	Tsunaya Kawamura	Attorney

(Notes) 1. Directors Fumio Sato, Teisuke Kitamura, and Mieko Kenjo are external directors.

2. Corporate Auditors Toyohiko Sanari and Tsunaya Kawamura are external corporate auditors.

3. Standing Corporate Auditor Kenichi Abe has experienced as executive in charge of accounting of the Company, and possesses a respectable degree of knowledge with respect to financial affairs and accounting.

4. Corporate Auditor Toyohiko Sanari has a CPA qualification, and possesses a respectable degree of knowledge with respect to financial affairs and accounting.

5. Corporate Auditor Tsunaya Kawamura is an attorney and has a good familiarity with corporate legal affairs, and possesses a respectable degree of knowledge with respect to financial affairs and accounting.

(ii) Total payments to Directors and Corporate Auditors

	Number of payees	Amount of payment (Millions of yen)
Directors (external directors out of total)	10 (3)	198 (18)
Corporate Auditors (external corporate auditors out of total)	4 (2)	55 (16)
Total	14	253

(Notes) 1. For Directors who also work as employees, the amount of payment to Directors does not include the salaries for the employee portion.

2. Resolution was adopted on the Third Term Ordinary General Meeting of Shareholders held on May 23, 2006 that the maximum limit amount of consideration to Directors be up to a fixed amount of consideration of 28 million yen in total per month (however, employee portion is not included), and, in the separate limit category from the relevant amount of consideration to Directors, as consideration other than moneys replaced as stock options, that the limit amount be up to 84 million yen per year.

3. Resolution was adopted on the First Term Ordinary General Meeting of Shareholders held on May 27, 2004 that the maximum limit amount of consideration to Corporate Auditors be up to 7 million yen in total per month.

4. Total amount of payment includes following:
   - Consideration by stock option
     7 Directors 19.84 million yen

(iii) External executives

(a) Status of concurrent service at other companies (if the executive is engaging in the operations of another company), and the relationship between the Company and the relevant other company

- Director Teisuke Kitayama also serves as representative director for Sumitomo Mitsui Financial Group Ltd. and Sumitomo Mitsui Banking Corporation. The Company has a transactional relationship of borrowing, etc. with Sumitomo Mitsui Banking Corporation.

(b) Status of concurrent service as an external executive for another company

- Director Fumio Sato also serves as an external director for Ishikawajima-Harima Heavy Industries Co., Ltd. and for the Japan Atomic Power Company.
- Director Teisuke Kitayama also serves as an external director for FUJIFILM Holdings Corporation.
- Director Mieko Kenjo also serves as an external director for Ortho Corporation.
- Corporate Auditor Toyohiko Sanari also serves as an external director for NSK Ltd.
- Corporate Auditor Tsunaya Kawamura also serves as an external director for Toyo Seikan Kaisha Ltd.

(c) Major activities in the fiscal year

- Attendance at Board of Directors meetings and Board of Corporate Auditors meetings

	Board of Directors meetings (12 times)		Board of Corporate Auditors meetings (12 times)	
	Attendance	Attendance percentage (%)	Attendance	Attendance percentage (%)
Director Fumio Sato	12	100.0	-	-
Director Teisuke Kitayama	8 (convened 10 times)	80.0	-	-
Director Mieko Kenjo	9 (convened 10 times)	90.0	-	-
Corporate Auditor Toyohiko Sanari	12	100.0	12	100.0
Corporate Auditor Tsunaya Kawamura	12	100.0	12	100.0

- Status of giving opinions at Board of Directors meetings

Director Fumio Sato gives advice and makes proposals concerning matters to be resolved and matters to be reported in general, primarily including questions as to store opening plans, and opinions as to internal control system activities.

Director Teisuke Kitamura gives advice and makes proposals concerning matters to be resolved and matters to be reported in general, primarily including opinions as to formulation of mid-to-long term management plans, and questions as to budget formulation.

Director Mieko Kenjo gives advice and makes proposals concerning matters to be resolved and matters to be reported in general, including providing confirmation as to corporate governance, opinions as to improvement of services primarily. Additionally, she patrols individual stores one after another and give proper advice and makes proposals.

Corporate Auditor Toyohiko Sanari gives advice and makes proposals concerning matters to be resolved and matters to be reported in general, primarily including opinions as to compliance and provides confirmation of securities reports, etc. Additionally, he makes remarks when necessary on the accounting system and internal audit of the Company at a Board of Corporate Auditors.

Corporate Auditor Tsunaya Kawamura gives advice and makes proposals concerning matters to be resolved and matters to be reported in general, primarily including opinions as to internal control systems, and provides confirmation about takeover defense measures, etc. Additionally, he makes remarks when necessary on the accounting system and internal audit of the Company at a Board of Corporate Auditors.

(4) Independent auditors

(i) Name Ernst & Young ShinNihon

(ii) Amount of consideration

Millions of yen	Amount of payment
Amount of consideration, etc. to independent auditors relating to this fiscal year	80
Total payments of moneys and other property profits to independent auditors by the Company and its subsidiaries	92

(Note) The auditing contract between the Company and independent auditors makes no distinction between auditing services based on the Corporate Law and auditing services based on the Securities and Exchange Law. Since no effective distinction can be made in practice, only the total amounts are listed in "Amount of consideration, etc. to independent auditors relating to this fiscal year."

(iii) Contents of non-audit services

Research group expenses of Corporate Auditors

(iv) Policies on determination of dismissal or non-reappointment of independent auditors

In addition to dismissal of independent auditors by the Board of Corporate Auditors as provided in Article 340 of the Corporate Law, if the Company judges it necessary, including cases where there is some obstruction to the execution of duties of the independent auditor, the Company makes a motion with respect to dismissal or non-reappointment of the independent auditor to the General Meeting of Shareholders upon consent or request by the Board of Corporate Auditors.

(5) Policies on determination of surplus dividend

The Company's basic dividend policy is to maintain a stable dividend level to the extent possible while attempting to reinforce the management foundation for the future and in consideration of the management environment and results, etc. As a policy for the future, while maintaining past policies, in a good balance with mid-to-long term capital investment plan, etc., aiming at returning profits to shareholders and further improving shareholder value, the Company will continue to examine the introduction of a dividend policy that considers results.

Results for this fiscal year are as stated in the Business Report, however, for the term-end dividend, based on the aforementioned principles, the Company has decided to pay 3-yen dividend per share as in the previous term.

(6) System to ensure appropriateness of business

The outline of the specifics determined concerning the system to ensure conformance of execution of duties by Directors to laws and regulations, and the Articles of Incorporation, and a system to ensure the appropriateness of other company business are as follows:

The Company will, under its management concepts of "social contribution and corporate prosperity" "innovation beyond tradition" "sincerity and creativity," aiming at healthy and highly-transparent group management and optimization of corporate value, prepare systems to secure business appropriateness (the "Internal Control").

Moreover, the Company will strictly observe its "Mitsukoshi Ethics Charter" code of behavior, and implement proper corporate activities, including "honest business" and "fair trade."

(i) Compliance system

The Company will take the following measures to prepare a system to establish compliance.

(a) Board of Directors will appoint an executive in charge of compliance to manage overall Group compliance and risk management, and establish a "Group Corporate Activities Compliance Committee" (the "Compliance Committee"). The Compliance Committee decides and executes necessary measures for raising the effectiveness of Internal Control of the overall Group.

(b) Compliance Committee supervises each business entity of each company to maintain the system to promote corporate activities of the overall Group properly and legally, and requests reporting on the implementation status of business as necessary. If any material case occurs in individual business entities or individual companies, such cases must be reported to the Compliance Committee swiftly, and the Compliance Committee will formulate and execute specific measures to contain the loss and damage.

(c) Compliance Committee will establish standing expert subcommittees as enumerated in I to V in the subsequent paragraph (d) under the Compliance Committee for executing the activities of the Compliance Committee in a specialist manner.

(d) Standing expert subcommittees are the following five, and each subcommittee will formulate measures, give instructions, and confirm the execution status, etc., depending on the case. Moreover, new standing expert subcommittees may be established as necessary.

I Fair Trade Promotion Subcommittee

II Personal Information Management Subcommittee

III Human Rights Awareness Subcommittee

IV Quality Improvement Subcommittee

V Environment Promotion Subcommittee

(e) Headquarters Operations Department will formulate the system rules and internal rules for laws and regulations, etc., applicable to each business, give awareness education for employees, confirm system rules and internal regulations execution status, and if there are violations or insufficiencies, it will issue instructions on correction and formulate measures to prevent re-occurrence, and support the activities of Compliance Committee and standing expert subcommittees.

(f) Headquarters Audit Office will, in coordination with business promotion organization of individual business entities of individual companies, supervise the compliance status in execution of business by individual business entities of individual companies at all times, and perform audits regularly or upon necessity, and if there are violations or insufficiencies, report to the Compliance Committee. Compliance Committee will issue correction orders promptly upon necessity to individual business entities of individual companies when reported by Headquarters Audit Office.

(g) As a contact for reporting and consultation with respect to compliance, the Company will establish "Mitsukoshi Group Hot Line" with Headquarters Operations Department as its office. Headquarters Operations Department will formulate corrective measures and re-occurrence prevention measures in coordination with related divisions in response to reporting or consultations, and report to the Compliance Committee as necessary. In the event of a material case, Hot Line Committee will be convened and corrective measures and measures to prevent re-occurrence will be formulated and executed immediately.

(ii) Risk Management System

The Company will take the following measures to prepare a system to perform proper risk management.

(a) Compliance Committee will classify risks at the Group into compliance risk, environmental risk, disaster risk, quality risk, information security risk and investment risk, etc., and perform evaluation and analysis of each risk.

(b) Compliance Committee will formulate "Risk Management Basic Policies" and make efforts so that the policies will propagate to the individual business entities of the individual companies.

(c) Headquarters Operations Department will formulate "Risk Management Rules" in accordance with the Risk Management Basic Policies in order to deal with the various risks listed in (1), and determine the sections responsible for each risk category and clarify the risk management system, and also manage overall Group risks generally and comprehensively. Upon the occurrence of risk, a report must be made to the executive in charge of compliance and Compliance Committee, and countermeasures shall be executed immediately.

(d) Headquarters Audit Office will implement a daily risk management status audit of individual business entities of individual companies in coordination with the Headquarters Operations Department, and promptly report to the Compliance Committee on the results of the audit.

(iii) Information Retention Management System

The Company shall take the following measures to perform safekeeping and management of information relating to duty execution of Directors, and prepare a system by which the information can be viewed at any time:

(a) Board of Directors shall be in accordance with the Corporate Law, Enforcement Regulations of the Corporate Law, Articles of Incorporation of the Company and Board of Directors Rules.

(b) The following documents shall be retained and managed for ten years with related materials:

I Minutes of General Meeting of Shareholders

II Minutes of Board of Directors meetings

III Minutes of Management Meetings

IV Accounting documents

V Copies of documents submitted to government offices and other public organizations and stock exchanges.

VI Other documents determined by the Board of Directors

(c) Executives in charge of Compliance must formulate "Documentation Retention and Management Rules" with respect to the storage and management of documents, and give instructions to individual business entities of individual companies of the Group to retain and manage documents properly in accordance with the Documentation Retention and Management Rules.

(iv) Effective Duty Execution System

The Company will take the following measures to prepare a system to ensure effective execution of duties by Directors.

(a) Resolutions will be adopted in writing at Board of Directors meetings and swift resolution will be performed depending on the case.
(b) Duty sharing/allocation of duty execution by Directors will be determined and reconsideration will be attempted each year or as necessary.
(c) Management Meeting will be held as the prior discussion organ of Board of Directors, with the aim of swift decision-making.
(d) In order to heighten the appropriateness of decision-making by Board of Directors, a number of Directors shall be external Directors.
(e) For realization and maintenance of a system for effective and proper execution of duties by Directors, training for Directors for the purpose of building Internal Controls will be given on a regular basis.

(v) Group Company Management System

The Company will take the following measures to prepare a system to ensure appropriateness of business at the Group.

(a) Domestic and Overseas Group Companies (the "Group Companies") shall in principle maintain collaboration and information sharing with the Company, and, meanwhile, based on the characteristics of each company, including the scale, business specialties, organizational design, etc., in linkage with the Internal Control System of the Company, independently prepare an Internal Control Systems of their own.
(b) Executives in charge of compliance shall have Headquarters Operations Department and related Business divisions manage and supervise the implementation status of duties so that the duties will be performed properly and legally in Group companies, and upon necessity, give instructions on improvement to Group companies.
(c) The Company will construct a system for execution of effective business and supervision of properness and lawfulness of duties by dispatching Directors and Corporate Auditors to the Group Companies from the Company.
(d) Headquarters Operations Department Audit Office will conduct onsite audits of Group companies in collaboration with the Headquarters Operations Department, and swiftly report on the audit results to the Compliance Committee and Corporate Auditors.
(e) If improper pressure on a Group Company by the Company or coercion of an action problematic to Compliance, etc., occurs, Compliance Committee will immediately report to the Corporate Auditor and meanwhile investigate all the facts and give instructions on improvement, and attempt to carry out measures for prevention of reoccurrence.
(f) Mitsukoshi Group Hot Line, as provided in (i)(g) of these Basic Principles may be used by the employees of Group companies, and if there are reports or consultations, these will be handled in the same way as at the Company.

(vi) Corporate Auditors Audit System

The Company shall, in the case Corporate Auditors request to have employees assist in their duties, take the following measures to prepare a system for the relevant employees and other matters regarding Corporate Auditors.

(a) For assistance of Corporate Auditors in their duties, upon consultations with Corporate Auditors, an Audit Staff can be established. Corporate Auditors can instruct the Audit Staff on matters necessary for audit duties. For job transfer, etc. of Audit Staff, prior consent of Corporate Auditor shall be necessary, and in personnel appraisals, Corporate Auditors can state their opinions.

(b) The system will be prepared whereby, in addition to legal matters, matters that have a serious impact on the Company and the Group, the implementation status of internal audits, status of reporting via Hot Line, and contents thereof will be swiftly reported to Corporate Auditors.

(c) In order to ensure the effectiveness of audits by Corporate Auditors, in the regular meeting each quarter of Representative Directors and Corporate Auditors, an exchange of opinions will be held on compliance status, etc. Additionally, if a Corporate Auditor requests reporting on execution of duties by a Director, the relevant Director will swiftly make a report to the Corporate Auditors.

(d) If Corporate Auditors request convocation of Compliance Committee or a standing expert subcommittee concerning significant matters, if convocation is judged necessary, such meeting will be convened swiftly. Corporate Auditors may attend the Compliance Committee or standing expert subcommittee and state opinions.

(7) Basic policy on control of company

(i) Basic principles

The Company believes that persons to control decision-making on policies on financial affairs and business of the Company must understand the source of corporate value of the Company, and make it possible for the Company to secure and enhance corporate value and shareholders' common interests continuously and sustainably.

We believe the source of corporate value of the Company is in the brand value of "Mitsukoshi," built over long period of corporate activities since its foundation, and the brand value is maintained and sustained by building sustainable trust relationships with shareholders, customers, employees, trade partners, and society. We have been making efforts to secure and enhance corporate value and shareholders' common interests by further polishing the Company brand value.

The Company does not deny outright even a large purchase of shares of the Company, if such purchase contributes to corporate value and shareholders' common interests. Besides, we believe that the final judgment on whether or not to accept a purchase offer accompanying the transfer of controlling rights in the joint stock company should be made based on the will of all shareholders.

However, among large purchases, considering their purpose, etc., many make no contribution to the corporate value of the company to be purchased and to shareholders' common interests, and do such things as cause a clear impairment of corporate value and shareholders' common interests or involve the risk of forcing shareholders to in fact sell shares, or fail to give sufficient time and information so that the Board of Directors and shareholders of the targeted company can examine the purchaser's conditions, or so that the Board of Directors of the targeted company can offer alternative plans, or require the targeted company to negotiate with the purchaser in order to obtain more advantageous conditions than those offered by the purchaser. Unless a person who is to purchase shares of the Company understands the aforementioned source of corporate value and secures and improves it in the mid-to-long terms, corporate value and shareholders' common interests of the Company will be damaged.

The Company believes it is necessary to secure the corporate value and shareholders' common interests of the Company by taking necessary and proper counteractions against such abusive takeovers.

(ii) Effort for realization of basic policy

(a) Special effort to contribute to realization of basic policy

To improve the Company brand value, the Company commenced the medium to-long-term business plan, the "Mitsukoshi Brand Renaissance Six-Year Plan," with FY2007 as the initial year.

Specifically, 1) designating a target of " adults in search of superior quality lifestyles," product lineup, store design and services appropriate to the target will be offered and by increasing the number of Mitsukoshi fans, we will attempt to improve the company's brand value.

In addition, 2) P/E ratio will be improved through product strategy and cost reduction, etc., centered on primary sales outlets, 3) a position of superiority in the competition with other stores will be secured through clarification of the roles of local stores as appropriate for the local area and scale, and 4) attempt to strengthen other businesses than the department store business through such things as increasing customers and expanding sales routes via the Internet or magazines, etc., and the establishment of the developer project business model.

On top of this, 5) through such things as training professional personnel and fostering a climate in which employees can take on new things, we will strive to be able to offer higher quality services to customers.

The Company has clarified our management responsibilities to all shareholders by appointing independent, three external directors and in addition two external corporate auditors, and by making the term of office of directors one year.

In addition, as discretionary organs, the "Nominating Committee" and the "Consideration Committee" have been established, and a system for evaluating executives implemented, increasing management transparency. In addition, the Company has implemented an executive consideration payment system to bring together the results of each individual executive.

In these ways the Company is striving to reinforce corporate governance.

(b) Efforts at avoidance of gaining of control by inappropriate persons in the light of basic policy

The Company adopted a resolution for introduction of a "Policy on Large Purchase of Company Shares" (the "Plan") at its Board of Directors' meeting held on February 15, 2007, and, as stated in the Reference Materials to the General Meeting of Shareholders, it will be proposed to the ordinary general shareholders meeting planned to be held on May 22, 2007 (hereinafter, "the Ordinary General Shareholders Meeting"). The Plan will be introduced subject to approval of shareholders at the Ordinary General Shareholders Meeting.

As for the contents of the Plan, please refer to the "Contents of Plan" in Reference Material Item 4., Proposal 2. of the Ordinary General Shareholders Meeting.

(iii) Judgment by the Board of Directors on specific efforts and reasons

The mid-to-long term management plan of the Company is formulated as specific measures to improve corporate value and shareholders' common interests of the Company continuously and sustainably.

Additionally, the Plan is introduced to secure and enhance corporate value and shareholders' common interests, and, also, in accordance with its basic principles. In particular, the fairness and objectivity of the Plan will be secured as it will be introduced upon amendment to the Articles of Incorporation, and on the condition that the Plan will be approved and passed at the general meeting of shareholders on a basis of amended Articles of Incorporation, with reasonable objective requirements being prescribed as contents thereof; an Independent Committee, which is composed by highly independent external Directors and external Corporate Auditors, is to be established and definite judgment by Independent Committee is required for implementation of the Plan; Independent Committee can use third party experts at the expense of the Company; effective term of the Plan is determined to be three years at longest, and at any time it may be abolished by the Board of Directors, etc., and thus the Plan will contribute to the corporate value and shareholders' common interests, and not aim at maintaining the status of executives of the Company.

Consolidated Balance Sheets

(As of February 28, 2007)

(Millions of yen)

Assets		Liabilities	
Account item	Amount	Account item	Amount
Current assets	**104,768**	**Current liabilities**	**216,455**
Cash and deposits	17,230	Notes and accounts payable	42,566
Notes and accounts receivable	34,865	Short-term borrowings	65,363
Inventories	39,103	Income taxes payable	1,147
Deferred tax assets	4,060	Advances	31,118
Other	9,615	Gift certificates	29,986
Allowance for doubtful accounts	(106)	Deferred tax liabilities	97
Fixed assets	**472,903**	Allowance for customer-discount points	161
Tangible fixed assets	**352,340**	Other	46,012
Buildings and structures	107,769	**Long-term liabilities**	**198,376**
Land	232,987	Long-term debt	106,008
Construction in progress	4,419	Deferred tax liabilities	44,192
Other	7,164	Employees' retirement benefits	39,929
Intangible fixed assets	**9,001**	Other	8,246
Leaseholds rights and other	9,001	**Total liabilities**	**414,831**
Investments and other assets	**111,562**		
Investment securities	55,836	**Net assets**	
Long-term loans receivable	10,991	**Shareholders' equity**	**148,078**
Guarantee deposits	38,981	**Common stock**	**37,404**
Deferred tax assets	111	**Capital surplus**	**41,933**
Other	7,065	**Retained earnings**	**69,257**
Allowance for doubtful accounts	(1,425)	**Treasury stock**	**(515)**
		Valuation and translation adjustments	**14,340**
		Unrealized gain on other securities	**12,197**
		Deferred gains/losses on hedge	**0**
		Foreign currency translation adjustments	**2,141**
		Stock acquisition rights	**25**
		Total net assets	**162,840**
		Minority interests in consolidated companies	**395**
Total assets	**577,672**	**Total liabilities, net assets and minority interests**	**577,672**

Consolidated Statements of Income

(From March 1, 2006, to February 28, 2007)

(Millions of yen)

Account item	Amount
Net sales	**804,120**
Cost of sales	**585,467**
Gross profit	**218,652**
Selling, general and administrative expenses	206,034
Operating income	**12,617**
Nonoperating income	**11,851**
Interest	291
Dividend income	253
Gain from adjustment of account payable	3,903
Equity in income of affiliated companies	5,931
Other	1,471
Nonoperating expenses	**7,449**
Interest expenses	2,285
Inventory shortage	410
Valuation loss on inventory	16
Loss on gain from adjustment of account payable carryback	2,734
Other	2,052
Ordinary profit	**17,019**
Extraordinary income	**17,230**
Reversal of allowance for doubtful accounts	237
Gain on sales of fixed assets	15,334
Gain on sale of investment securities	714
Gain on return of restitution expenses	759
Other	184
Extraordinary losses	**20,756**
Loss on sale of fixed assets	40
Loss on removal of fixed assets	2,151
Impairment loss	15,393
Loss related to store closures	192
Loss related to early retirement measures	1,428
Valuation loss on investment securities	42
Other	1,474
Income before income taxes and minority interests	**13,493**
Corporate taxes	1,331
Deferred taxes	(790)
Minority interest in income of consolidated companies	15
Net income	**12,936**

Consolidated Statement of Changes in Net Assets

(From March 1, 2006, to February 28, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of February 28, 2006	37,404	41,899	57,799	(400)	136,702
Changes during fiscal year					
Allocation of retained earnings			(1,478)		(1,478)
Net income			12,936		12,936
Acquisition of treasury stock				(116)	(116)
Disposition of treasury stock		33		1	34
Net changes other than shareholders' equity during consolidated fiscal year					
Total change during fiscal year	—	33	11,458	(115)	11,376
Balance as of February 28, 2007	37,404	41,933	69,257	(515)	148,078

	Valuation and translation adjustments				Stock acquisition rights	Minority interests in consolidated companies	Total net assets
	Unrealized gains on other securities	Deferred gains/loss-es on hedge	Foreign currency translation adjust-ments	Total valuation and translation adjustments			
Balance as of February 28, 2006	2,039	—	1,276	3,316	—	384	140,403
Changes during fiscal year							
Allocation of retained earnings							(1,478)
Net income							12,936
Acquisition of treasury stock							(116)
Disposition of treasury stock							34
Net changes other than shareholders' equity during consolidated fiscal year	10,158	0	864	11,023	25	11	11,060
Total change during fiscal year	10,158	0	864	11,023	25	11	22,436
Balance as of February 28, 2007	12,197	0	2,141	14,340	25	395	162,840

Notes to Consolidated Accounting

1. Basis of Preparation of Consolidated Financial Statements

1. Scope of consolidation

(1) Number of consolidated subsidiaries: 27

Name of principal consolidated subsidiaries:

Mitsukoshi Tomonokai Ltd, Mitsukoshi Environmental Design Co., Ltd., Niko Ltd.

Nagoya Mitsukoshi Food Services Ltd., is not included in the above number of consolidated subsidiaries because it merged with Nagoya Building Services Co., Ltd., in March of 2006. Additionally, Sun Nakamura Ltd. was also not included in the above number of consolidated subsidiaries because its liquidation was completed by the end of August 2006, however, income statements up to liquidation are consolidated.

Mitsukoshi Environmental Building Management Co., Ltd., and M Logistics Solutions Co., Ltd., were established in March 2006, and were included in the scope of consolidation for the consolidated fiscal year ended February 28, 2007.

(2) Name of principal non-consolidated subsidiary

Hirakata Chuo Building Co., Ltd.

(Reason for exclusion from the scope of consolidation)

Non-consolidated subsidiary is small-range company and total assets, net sales, net income (calculated according to our equity interest) and retained earnings (calculated according to our equity interest) were not substantial respectively, and do not have a material impact on the consolidated statutory reports.

(3) Name of other company of which majority of voting rights are owned by the Company by its own calculation but which are not regarded as subsidiaries of the Company

Y.C.C Co., Ltd.

(Reasons for not regarding this as a subsidiary)

The Company owns a majority of the voting rights of Y.C.C. Co., Ltd., by its own calculations, however the Company has substantially entrusted the management to others under agreement, so the Company does not regard it as a subsidiary of the Company.

2. Application of equity method

(1) Number of affiliates accounted for by the equity method: 3

Name of affiliates accounted for by the equity method:

Printemps Ginza Ltd, Usui Department Co., Ltd., Shin Kong Mitsukoshi Department Store Co., Ltd.

(2) Name of principal non-consolidated subsidiaries and affiliates that are not accounted for by the equity method

Non-consolidated subsidiaries	Hirakata Chuo Building Co., Ltd.
Affiliates	Sakae Chika Center Ltd.

(Reason for not applying the method equity)

The above non-consolidated subsidiaries and affiliates are not accounted for by the equity method, since the impact on the consolidated financial statements is minor even though excluded from being the target of the equity method, judging from their respective net incomes (calculated according to our equity interest) and retained earnings (calculated according to our equity interest), and besides as a whole they do not have significance.

(3) The handling of companies that have different closing dates from the closing date of the parent company among the companies that are accounted for by the equity method

For companies that have different closing dates from the closing date of the parent company among the companies that are accounted for by the equity method, financial statements relating to the closing dates of the relevant companies are used.

3. Closing date of consolidated subsidiaries

Among the consolidated subsidiaries, the following nine companies in total have fiscal terms ending December 31: France Mitsukoshi S.A.S. British Mitsukoshi Ltd., British Mitsukoshi Restaurant Ltd., Italia Mitsukoshi S.p.A., Germany Mitsukoshi GmbH, Spain Mitsukoshi S.A., United States Mitsukoshi Inc., Mitsukoshi Corporation Ltd., Mitsukoshi Restaurant Service Ltd. (Hong Kong). For preparation of consolidated financial statements, financial statements as of December 31 are used and necessary adjustments for consolidated accounting being carried out for material transactions occurring between the date and the closing date of consolidated accounting.

4. Significant accounting policies

(1) Standards and methods of valuation of significant assets

(i) Securities

Available-for-sale securities

Securities with market value

Market value method based on the market price as of the closing date (Differences in valuation are included directly in net assets and costs of securities sold are calculated primarily using the moving-average method)

Securities without market value

Stated at cost using the moving-average method

(ii) Derivative transactions — Market value method

(iii) Inventories

Products — Generally, stated at cost using the retail inventory method (for products other than goods on display, stated at cost using specific identification method)

Finished goods, half-finished goods, raw materials

Generally, lower of cost using the moving-average method and stated at cost using the specific identification method

(2) Depreciation methods for significant depreciable assets

(i) Tangible fixed assets

Buildings (excluding building fixtures)

Generally, the straight-line method

Tangible fixed assets other than buildings

Generally, the declining-balance method
Useful life and residual value of assets are generally based on the same standards stipulated in the Corporation Tax Law

(ii) Intangible fixed assets — Straight-line method

Useful lives of the assets are generally based on the same standards stipulated in the Corporation Tax Law.
As for software (for in-house use), the straight-line method is used with a useful life of 5 years.

(3) Standards of accounting for significant allowances and reserves

(i) Allowance for doubtful accounts

Estimated uncollectible amounts are calculated using historical data for trade receivables and individually considering the probability of collection for doubtful receivables.

(ii) Allowance for customer-discount points

For preparation of issuance of customer-discount point money certificates, estimated amount of future issuance of money certificates for outstanding point amount as of the end of the consolidated fiscal term is calculated.

(iii) Employees' retirement benefits

Employees' retirement benefits is calculated based on estimates of retirement benefit obligations and pension assets as of the end of the consolidated fiscal term.

Differences upon the change of accounting standards are amortized over 10 years.

Prior service cost is amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over various periods (generally 13 years) which is not more than the average remaining service period of employees.

Unrecognized actuarial differences are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over various periods (generally 13 years).

(4) Other significant matters for preparation of consolidated financial statements

(i) Accounting method for significant leases

Finance leases other than those which transfer the ownership of the leased property to the lessee at the conclusion of the lease are accounted for as operating leases generally.

(ii) Significant hedge accounting

Hedge accounting: For forward exchange contract transactions that fulfill the requirements for designation, the designation is used, and for interest swap transactions which fulfill the requirements for special accounting rules, special accounting rules is used.

Means of hedging and hedged item

Means of hedging: Forward exchange contract transactions and interest swap transactions

Hedged item: Foreign currency denominated operating debts and credits, and foreign currency denominated projected transactions, interest rate on loan payable

Hedging policy: The Company Group conducts hedge transactions for the purpose of mitigating exchange volatility risks and interest volatility risks in accordance with the derivative transactions management rules of the Group.

Method of assessing the effectiveness of hedges

Due to the fact that significant terms and conditions for hedging methods and hedged assets and liabilities, etc., are the same, assessment of hedge effectiveness is not performed.

(iii) Accounting for consumption taxes

Consumption taxes are accounted for by the tax exclusion method.

(iv) From the current consolidated fiscal term, the Group has prepared consolidated financial statements in accordance with the Corporate Computing Rules (Ministry of Justice Order No. 13 of February 7, 2006).

5. Valuation of assets and liabilities of consolidated subsidiaries

Valuation of assets and liabilities of consolidated subsidiaries is determined based on the full-assessment market value method.

Changes in accounting policy

(Japanese accounting standards for impairment of fixed assets)

The Company adopted new accounting standard for impairment of fixed assets ("Opinion concerning Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002, and the "Implementation Guidance for Business Accounting Standard for Impairment of Fixed Assets" (Financial Accounting Standards Implementation Guidance No. 6) issued by the Business Accounting Standards Committee on October 31, 2003) from the current consolidated fiscal year. As a result, operating profit and ordinary profit for the year ended February 28, 2007 displayed increases by 1,078 million yen, and income before income taxes and minority interests for the term displayed a decrease of 14,199 million yen.

Additionally, the cumulative amount of impairment losses is directly deducted from the amount of relevant individual assets in accordance with the Corporate Computing Rules.

(Japanese accounting standards on presentation of net asset section of balance sheet)

The Company adopted "Accounting Standards on Presentation of Net Asset Section of Balance Sheet" issued by the Business Accounting Standard Committee (Financial Accounting Standards No. 5, December 9, 2005) and the "Implementation Guidance for Business Accounting Standards, etc., of Net Asset Section of Balance Sheet" issued by the Business Accounting Standard Committee (Financial Accounting Standards Implementation Guidance No. 8, December 9, 2005) from the current consolidated fiscal year. Amount corresponding to the total amount of the previous "Shareholders' Equity" section is 162,418 million yen.

As a result of enforcement of the Corporate Computing Rules, the net asset section of the consolidated balance sheet in the consolidated fiscal year has been prepared in accordance with the Corporate Computing Rules.

(Japanese accounting standard on stock options, etc.)

The Company adopted "Accounting Standards on Stock Options, etc.," issued by the Business Accounting Standard Committee (Financial Accounting Standards No. 8, December 27, 2005) and the "Implementation Guidance for Business Accounting Standards of Stock Options, etc.," issued by the Business Accounting Standard Committee (Financial Accounting Standards Implementation Guidance No. 11, May 31, 2006) from the current consolidated fiscal year. This change has had a minor impact on income and losses.

Changes in presentation method

Since "Advances," which was presented as included in the "other" section of current liabilities in the previous consolidated fiscal term, exceeded 5% to the total liabilities and net assets, it is presented as one category from the current consolidated fiscal term.

Additional information

Shin Kong Mitsukoshi Department Store Co., Ltd., which is the affiliate accounted for by the equity method, adopted new accounting standards relating to financial products in Taiwan. As a result, compared to the past, investment securities and net unrealized gains on securities increased by 10,837 million yen respectively.

2. Notes to Consolidated Balance Sheets

(1) Accumulated depreciation of tangible fixed assets — 183,903 million yen

(2) Assets pledged as collateral

Cash and deposits — 5 million yen

Aforementioned objects are deposited as collateral in connection with the real estate lease agreements by consolidated subsidiaries, and as of the end of the current consolidated fiscal term, there were no corresponding payables existent.

(3) Contingent liability

Loan guarantee for housing loans of employees of parent company — 2,104 million yen

(4) One consolidated subsidiary has executed cash card agreements for the purpose of the Group discretionary employee benefits. The outstanding amount of nonexecuted loans at the end of the current consolidated fiscal term is as follows:

Maximum limit of loans	527 million yen
Amount of executed loans	59 million yen
Outstanding amount of nonexecuted loans	467 million yen

Many of these agreements will be completed without execution of loans, therefore the outstanding amount of nonexecuted loans itself does not necessarily affect future cash flow.

3. Notes to Consolidated Statement of Changes in Net Assets

(1) Matters concerning total number of issued and outstanding shares

	Number of shares as of the end of previous consolidated fiscal term	Number of shares increased in the current consolidated fiscal term	Number of shares decreased in the current consolidated fiscal term	Number of shares as of the end of the current consolidated fiscal term
Common stock (shares)	515,022,356	—	—	515,022,356

(2) Matters concerning number of shares of treasury stock

	Number of shares as of the end of previous consolidated fiscal term	Number of shares increased in the current consolidated fiscal term	Number of shares decreased in the current consolidated fiscal term	Number of shares as of the end of the current consolidated fiscal term
Common stock (shares)	22,198,588	199,184	70,668	22,327,104

(Notes) 1. Increase of common stock in treasury stock is an increase through the purchase of odd-lot shares.

2. Decrease of common stock in treasury stock is a decrease through the sale of odd-lot shares, 60,668 shares, and decrease of 10,000 shares by the exercise of stock option.

(3) Matters concerning stock acquisition rights as of the last day of the current consolidated fiscal term

	Class of shares subject to stock acquisition rights	Type of shares subject to stock acquisition rights	Number of shares subject to the stock acquisition rights (shares)				Outstanding amount as of the end of the current consolidated fiscal term (millions of yen)
			At the end of the previous consolidated fiscal term	Increase in the current consolidated fiscal term	Decrease in the current consolidated fiscal term	At the end of the current consolidated fiscal term	
Filing company (parent company)	Stock acquisition right as stock option	—	—	—	—	—	25

(Note) Initial day of the exercise period for the above stock acquisition rights has not yet arrived.

(4) Matters concerning dividend of surplus

(i) Amount of dividend payment

Resolution	Types of stock	Total dividend (millions of yen)	Dividend per share (yen)	Base date	Effectuation date
Ordinary General Meeting of Shareholders May 23, 2006	Common stock	1,478	3.0	February 28, 2006	May 23, 2006

(ii) Dividend for which base date is in the current consolidated fiscal term but effectuation date for dividend is in the following fiscal term

Resolution	Types of stock	Resource for dividend	Total dividend (millions of yen)	Dividend per share (yen)	Base date	Effectuation date
Board of Directors Meeting March 29, 2007	Common stock	Retained earnings	1,478	3.0	February 28, 2006	May 1, 2007

4. Note on Per-share Information

(1) Net asset per share 329.85 yen

(2) Net income per share 26.45 yen

5. Notes on Significant Post-balance Sheet Events

Demerger and partial sale of stock

The Company's consolidated subsidiaries, Niko, Ltd., and Nagoya Building Service Co., Ltd., newly established DB Restaurant K.K., by incorporation-type demerger, as stipulated in the Corporate Law, of the respective restaurant and food service businesses of Niko and Nagoya Building Service as of April 1, 2007 (foundation registration was completed on April 2, 2007), and each acquired stock of DB Restaurant. Of this, 33.4% of the shares have been allocated to the Company as dividend of surplus, and 66.6% of shares were sold to Royal Holdings Co., Ltd., as of April 2, 2007.

DB Restaurant K.K., changed its company name and management system, etc., as of the day of sales, and has commenced business under a new system as Centresta Co., Ltd.

(1) Reasons for demerger and partial sale of stock

Niko Ltd., and Nagoya Building Service Co., Ltd., have been operating restaurant business and food services business as wholly-owned consolidated subsidiaries of the Company centering on inside the Mitsukoshi department stores; however, for the purpose of realization of improving the level of customer satisfaction through a higher level restaurants inside the department stores and of improving the level of satisfaction of employees through employee cafeterias, the Group will newly establish, by demerger of restaurant business and food services business, DB Restaurant K.K., a company specializing in restaurant food service business, and assign a part of the shares to Royal Holdings Co., Ltd., an excellent company with high level know-how in the relevant businesses, and in this way it is judged that rapid improvement of the customer satisfaction level can be expected.

(2) Number of shares to be sold to Royal Holdings Co., Ltd., sale price, and projected income or loss on sale

(i) Number of shares to be sold	11,988 shares
(ii) Sale price	Since there are parts to be changed depending on financial status as of March 31, 2007, it is under calculation at present.
(iii) Projected income or loss on sale	Same as above

Nonconsolidated Balance Sheets

(As of February 28, 2007)

(Millions of yen)

Assets		Liabilities	
Account item	Amount	Account item	Amount
Current assets	**93,400**	**Current liabilities**	**214,404**
Cash and deposits	12,305	Accounts payable-trade	36,952
Notes receivable	550	Short-term borrowings	68,946
Accounts receivable-trade	29,651	Accounts payable-other	13,955
Merchandise	33,403	Accrued expenses payable	4,345
Supplies	306		
Advances paid	553	Income taxes payable	447
Prepaid expenses	1,942	Consumption taxes payable	1,010
Deferred tax assets	3,881	Advances received	3,380
Other	10,834	Gift certificates	29,977
Allowance for doubtful accounts	(29)	Deposits received	54,806
Fixed assets	**413,773**	Allowances for customer-discount points	161
Tangible fixed assets	**302,969**	Other	419
Buildings and equipment	99,539	**Long-term liabilities**	**189,749**
Structures	352	Long-term debt	104,408
Machinery and equipment	1,701	Deferred tax liabilities	40,527
Vehicles and delivery equipment	6	Employees' retirement benefits	37,578
Appliance and fixtures	4,334	Allowance for loss of investments in subsidiaries	306
Land	192,758		
Construction in progress	4,275	Other	6,929
Intangible fixed assets	**26,929**	**Total liabilities**	**404,153**
Leaseholds	24,525		
Software	2,037		
Other	366	**Net assets**	
Investments and other assets	**83,874**	**Shareholders' equity**	**101,779**
		Common stock	**37,404**
Investment securities	12,858	**Capital surplus**	**41,558**
Shares of affiliates	16,373	Additional paid-in capital	41,458
Capital advances to partnerships	36	Other capital surplus	100
Capital advances to affiliates	774	**Retained earnings**	**23,304**
Long-term loans	11,456	Legal income reserve	8,564
Long-term loans to affiliates	1,300	Other retained earnings	14,740
Bankrupt credit obligations	80	Allowance for special asset-reduction entry	494
Long-term prepaid expenses	4,566	Retained earnings carried forward	14,245
Guarantee deposits	35,914	**Treasury stock**	**(488)**
Other	1,285	**Valuation and translation adjustments**	**1,214**
Allowance for doubtful accounts	(773)		
		Unrealized gain on other securities	**1,214**
		Deferred gains/losses on hedges	**0**
		Stock acquisition rights	**25**
		Total net assets	**103,019**
Total assets	**507,173**	**Total liabilities and net assets**	**507,173**

Nonconsolidated Statements of Income

(From March 1, 2006, to February 28, 2007)

(Millions of yen)

Account item	Amount
Net sales	**747,982**
Cost of sales	**550,328**
Gross profit	**197,653**
Selling, general and administrative expenses	185,264
Operating income	**12,388**
Nonoperating income	**5,615**
Interest and dividend income	1,606
Miscellaneous income	4,008
Nonoperating expenses	**9,001**
Interest expenses	4,844
Miscellaneous losses	4,157
Ordinary profit	**9,002**
Extraordinary income	**4,429**
Gain on sales of fixed assets	3,012
Gain on sale of investment securities	657
Gain on return of restitution expenses	759
Extraordinary losses	**15,086**
Loss on sale of fixed assets	335
Loss on removal of fixed assets	2,054
Impairment loss	10,369
Loss related to store closures	80
Loss related to early retirement measures	1,080
Valuation loss on investment securities	42
Valuation loss on affiliates shares	327
Provision for allowance for loss of investments in subsidiaries	117
Other	678
Loss before taxes and other adjustments	**1,654**
Corporate taxes	113
Deferred taxes	(95)
Minority interest in income of consolidated companies	15
Net loss	**1,671**

Nonconsolidated Statement of Changes in Net Assets

(From March 1, 2006, to February 28, 2007)

(Millions of yen)

	Shareholders' equity									
		Capital surplus			Retained earnings					
						Other retained earnings				
	Com-mon stock	Additi-onal paid-in capital	Oth-er capi-tal sur-plus	Total capital surplus	Legal income reserve	Allowa-nce for special asset-re ducti-on entry	Retain-ed earnings to be carried forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of February 28, 2006	37,404	41,458	67	41,525	8,564	2,732	15,157	26,454	(373)	105,011
Changes during fiscal year										
Reversal of allowance for special asset-reduction entry by resolution adopted at Ordinary General Meeting of Shareholders held on May 23, 2006						(382)	382	—		—
Reversal of allowance for special asset-reduction entry by other reasons						(1,855)	1,855	—		—
Allocation of retained earnings							(1,478)	(1,478)		(1,478)
Net loss							(1,671)	(1,671)		(1,671)
Acquisition of treasury stock									(116)	(116)
Disposition of treasury stock			33	33					1	34
Net changes other than shareholders' equity during fiscal year										
Total change during fiscal year	—	—	33	33	—	(2,238)	(911)	(3,150)	(115)	(3,232)
Balance as of February 28, 2007	37,404	41,458	100	41,558	8,564	494	14,245	23,304	(488)	101,779

	Valuation and translation adjustments			Stock Acquisition Rights	Total net assets
	Unrealized gains on other securities	Deferred gains/losses on hedges	Total valuation and translation adjustments		
Balance as of February 28, 2006	1,877	—	1,877	—	106,889
Changes during fiscal year					
Reversal of allowance for special asset-reduction entry by resolution adopted at Ordinary General Meeting of Shareholders held on May 23, 2006					—
Reversal of allowance for special asset-reduction entry by other reasons					—
Allocation of retained earnings					(1,478)
Net loss					(1,671)
Acquisition of treasury stock					(116)
Disposition of treasury stock					34
Net changes other than shareholders' equity during fiscal year	(663)	0	(662)	25	(637)
Total change during fiscal year	(663)	0	(662)	25	(3,869)
Balance as of February 28, 2007	1,214	0	1,214	25	103,019

Notes to Nonconsolidated Accounting

1. Significant Accounting Policies

1. Standards and methods of valuation of securities

(1) Securities

(i) Shares of majority-owned subsidiaries and affiliates
Stated at cost using the moving-average method

(ii) Available-for-sale securities
Securities with market value
Market value method based on the market price as of the closing date
(Differences in valuation are included directly in net assets and costs of securities sold are calculated using the moving-average method)
Securities without market value
Stated at cost using the moving-average method

(2) Derivatives — Stated at market value

(3) Inventories

(i) Merchandise — Stated at cost using the retail inventory method (for products other than goods on display, stated at cost using specific identification method)

(ii) Supplies — Stated at cost using first-in, first-out method

2. Depreciation methods for fixed assets

(1) Tangible fixed assets — Buildings (excluding building fixtures) are depreciated using the straight-line method.
Other than buildings (excluding building fixtures) are depreciated using the declining-balance method.
Useful lives and residual value of the assets are based on the same standards stipulated in the Corporation Tax Law.

(2) Intangible fixed assets — Straight-line method
Useful lives are based on the same standards stipulated in the Corporation Tax Law.
As for software (for in-house use), the straight-line method is used with a useful life of 5 years.

(3) Long-term prepaid expenses — Straight-line method
Useful lives are based on the same standards stipulated in the Corporation Tax Law.

3. Standards of accounting for allowances and reserves

(1) Allowance for doubtful accounts
Estimated uncollectible amounts are calculated using historical data for trade receivables and individually considering the probability of collection for doubtful receivables.

(2) Allowance for customer-discount points
For preparation of issuance of customer-discount point money certificates, estimated amount of future issuance of money certificates for outstanding point amount as of the end of the term is calculated.

(3) Employees' retirement benefits
Employees' retirement benefits is calculated based on the estimates of

retirement benefit obligations and pension assets as of the end of the term.

Prior service cost is amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over various periods (13 years) which is not more than the average remaining service period of employees.

Unrecognized actuarial differences are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over various periods (13 years).

(4) Allowance for loss of investments in subsidiaries

For preparation for loss incurred by subsidiaries for which it is judged that extinguishment of excess debt status will require long periods, taking into consideration the asset status, etc. of the relevant subsidiaries, estimated amounts of loss which the Company is to bear are calculated.

4. Accounting method for leases

(1) Finance leases other than those which transfer the ownership of the leased property to the lessee at the conclusion of the lease are accounted for as operating leases.

(2) Hedge accounting

(i) Hedge accounting — For forward exchange contract transactions that fulfill the requirements for designation, the designation is used, and for interest swap transactions which fulfill the requirements for special accounting rules, special accounting rules is used.

(ii) Means of hedging and hedged item

Means of hedging — Forward exchange contract transactions, interests swap transactions

Hedged item — Foreign currency denominated operating debts and credits, and foreign currency denominated projected transactions, interest rate on loan payable

(iii) Hedging policy — The Company conducts hedge transactions for the purpose of mitigating exchange volatility risks and interest volatility risks in accordance with the derivative transactions management rules of the Company.

(iv) Method of assessing the effectiveness of hedges

Due to the fact that significant terns and conditions for hedging methods and hedged assets and liabilities, etc., are the same, assessment of hedge effectiveness is not performed.

(3) Accounting for consumption taxes

Consumption taxes are accounted for by the tax exclusion method.

(4) From the current fiscal term, the Company has prepared nonconsolidated financial statements in accordance with the Corporate Computing Rules (Ministry of Justice Order No. 13 of February 7, 2006).

Changes in accounting policy

(Japanese accounting standards for impairment of fixed assets)

The Company adopted new accounting standard for impairment of fixed assets ("Opinion concerning Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the

Business Accounting Deliberation Council on August 9, 2002, and the "Implementation Guidance for Business Accounting Standard for Impairment of Fixed Assets" (Financial Accounting Standards Implementation Guidance No. 6) issued by the Business Accounting Standards Committee on October 31, 2003) from the current consolidated fiscal year. As a result, operating profit and ordinary profit for the year ended February 28, 2007 displayed an increases by 908 million yen, and net loss before income taxes and minority interests for the term presented increased by 9,461 million yen.

Additionally, the cumulative amount of impairment losses is directly deducted from the amount of relevant individual assets in accordance with the Corporate Computing Rules.

(Japanese accounting standards on presentation of net asset section of balance sheet)

The Company adopted "Accounting Standards on Presentation of Net Asset Section of Balance Sheet" issued by the Business Accounting Standard Committee (Financial Accounting Standards No. 5, December 9, 2005) and the "Implementation Guidance for Business Accounting Standards, etc., of Net Asset Section of Balance Sheet" issued by the Business Accounting Standard Committee (Financial Accounting Standards Implementation Guidance No. 8, December 9, 2005) from the current fiscal year. Amount corresponding to the total amount of previous "Shareholders' Equity" section is 102,993 million yen.

As a result of enforcement of Corporate Computing Rules, net asset section of nonconsolidated balance sheet in the current fiscal year has been prepared in accordance with the Corporate Computing Rules.

(Japanese accounting standard on stock option, etc.)

The Company adopted "Accounting Standards on Stock Option, etc.," issued by the Business Accounting Standard Committee (Financial Accounting Standards No. 8, December 27, 2005) and the "Implementation Guidance for Business Accounting Standards of Stock Option, etc.," issued by the Business Accounting Standard Committee (Financial Accounting Standards Implementation Guidance No. 11, May 31, 2006) from the current fiscal year. This change has had minor impact on the income and losses.

Changes in presentation method

Since "long-term accounts payable," which was presented as one category in the previous fiscal term (outstanding amount at the end of the current term, 3,986 million yen), is now 1% of total net assets and liabilities or less, it is presented as included in "other" section of long-term liabilities from the current fiscal term.

2. Notes to Nonconsolidated Balance Sheets

(1) Accumulated depreciation of tangible fixed assets 165,910 million yen

(2) Contingent liabilities

Loan guarantee for housing loans of employees of parent company	2,104 million yen
Commitment to guarantee on bank borrowings of affiliates	8,257 million yen
Total	10,362 million yen

(3) Lending commitment

The Company has executed basic agreements relating to Group CMS with 14 subsidiaries, and established maximum limits on lending.

Outstanding amount of unexecuted lending as of the end of the current fiscal term under these agreements are as follows:

Maximum limit on lending by CMS	28,300 million yen
Outstanding amount on executed lending	288 million yen
Outstanding amount on nonexecuted lending	28,011 million yen

(4) Receivables from and payables to affiliates

(i) Short-term receivables from affiliates	6,632 million yen
(ii) Long-term receivables from affiliates	2,459 million yen
(iii) Short-term payables to affiliates	64,143 million yen
(iv) Long-term payables to affiliates	30 million yen

3. Notes to Nonconsolidated Statements of Income

(1) Transactions with affiliates

(i) Net sales to affiliates	4,065 million yen
(ii) Purchase from affiliates	32,668 million yen
(iii) Transactions of other operating transactions	47,669 million yen
(iv) Transactions with affiliates other than operating transactions	15,461 million yen

4. Notes to Nonconsolidated Statements of Changes in Net Assets

(1) Matters concerning treasury stock numbers

	Number of shares as of the end of previous fiscal term	Number of shares increased in current fiscal term	Number of shares decreased in current fiscal term	Number of shares as of the end of current fiscal term
Common stock (shares)	22,111,608	199,184	70,668	22,240,124

(Notes) 1. Increase of common stock in treasury stock is an increase through the purchase of odd-lot shares.

2. Decrease of common stock in treasury stock is a decrease through the sale of odd-lot shares, 60,668 shares, and decrease of 10,000 shares by the exercise of stock option.

5. Notes on Tax Effect Accounting

Breakdown by major cause for deferred tax assets and deferred tax liabilities

(Deferred tax assets)	
Amount exceeding the deductible amount for allowance for doubtful accounts	240 million yen
Amount exceeding the deductible amount for employees' retirement benefits	15,918 million yen
Amount exceeding the deductible amount for allowance for depreciation	4,580 million yen
Disallowal of enterprise taxes payable	135 million yen
Loss carried forward	11,754 million yen
Loss from valuation of assets accepted due to merger	26,050 million yen
Other	6,648 million yen
Deferred tax assets subtotal	65,327 million yen
Valuation reserve	(32,125 million yen)
Deferred tax assets total	33,201 million yen
(Deferred tax liabilities)	
Net unrealized gain on securities	(833 million yen)
Allowance for special asset-reduction entry	(339 million yen)
Profit from valuation of assets accepted due to merger	(68,302 million yen)
Other	(373 million yen)
Total deferred tax liabilities	(69,848 million yen)
Net deferred tax liabilities	(36,646 million yen)

6. Notes on Fixed Asset Leasing

(1) Acquisition value equivalent, cumulative depreciation equivalent, cumulative impairment loss equivalent as of the last day of the fiscal year

Millions of yen	Acquisition value equivalent	Cumulative depreciation equivalent	Cumulative impairment loss	Term-end balance equivalent
Appliances and fixtures	5,933	2,628	273	3,031

(2) Unearned lease fee term-end balance equivalent and lease asset impairment account term-end balance

Within one year	1,022 million yen
Over one year	2,208 million yen
Total	3,230 million yen

Term-end balance in lease asset impairment account 199 million yen

7. Notes Concerning Transactions with Related Parties

(1) Executives and individual major shareholders, etc.

	Name	Capital stock or invest-ment (millions of yen)	Business descriptions or occupation	Ratio of holding of voting rights, etc. (or ratio of voting rights held)(%)	Detail of relationship		Contents of transactions	Transaction amount (millions of yen)	Account item	Term-end balance (millions of yen)
					Taking post of executi-ve doubly, etc.	Business relation-ship				
Executi-ves and their close relatives	Teisu-ke Kita-yama	—	Directors of the Company, Board Chairman, Director of Sumitomo Mitsui Banking Corpora-tion	Held, directly 0.0	—	—	Sales of products	185	Account receivable	41
							Borrowing of fund	16,000	Short-term borrowings	16,128
									Long-term borrowings	42,798
							Interest payment	556	Accrued expenses payable	178

(Notes) Transaction conditions and policies on determination of transaction conditions

1. For sales of products, decision is made in the same way as the general transaction conditions.
2. For borrowing of funds, borrowing rate is decided reasonably by taking into consideration market interest rate, etc., and that repayment condition is lump sum payment upon due or installment payment for the period of two to five years.
3. Mr. Teisuke Kitayama has assumed the post of the Director of the Company as of May 23, 2006, so amount of transactions and balance of transactions are based on the transactions from June 1, 2006 to February 28, 2007.
4. Aforementioned transactions were made by Mr. Teisuke Kitayama as representative of a third party (Sumitomo Mitsui Banking Corporation).
5. Out of the aforementioned amount, for the sales of products, transaction amount does not include consumption taxes, and term-end balance includes consumption taxes.

(2) Subsidiaries, etc.

	Name of companies, etc.	Capital stock or invest-ment (millions of yen)	Business descriptions or occupation	Ratio of holding of voting rights, etc. (or ratio of voting rights held)(%)	Detail of relationship		Contents of transactions	Transaction amount (millions of yen)	Account item	Term-end balance (millions of yen)
					Status of concurrent service by executives, etc.	Business relationship				
Subsidiaries	Mitsukoshi Tomono-kai, Ltd.	100	Department store business	Holding directly 100.0	8 employ-ees of the Company	Acceptance of shopping gift certificate	Storekeep-ing fund	226,944	Deposit	48,127
							Payment of interest	2,783	—	—
	Mitsukoshi Real Estate Co., Ltd.	1,100	Real estate manageme nt business	Holding directly 100.0	9 employ-ees of the Company	Mediation of customers Land and building lease	Borrow-ing of funds	20,810	Short-term borrowing	3,810
							Transfer of fixed assets			
							Sale amount of fixed assets	2,950	—	—
							Profit on sale of fixed assets	2,005	—	—
							Loss on sale of fixed assets	294	—	—
							Commit-ment to guarantee	6,515	—	—

(Notes) Transaction conditions and policies on determination of transaction conditions

1. For interest rate of payment of interest by Mitsukoshi Tomonokai, market interest rate, etc., are deliberated and used.
2. For borrowing of funds by Mitsukoshi Real Estate, borrowing rate is decided reasonably taking into consideration market interest rate, etc., and repayment conditions are overdraft, 1 to 6 month period, and lump sum payment upon due.
3. Sale price of profit/loss on sale of fixed assets of Mitsukoshi Real Estate is determined based on appraised value by real estate appraiser, and payment condition is lump sum payment in cash at the time of delivery.
4. Commitment to guarantee for Mitsukoshi Real Estate is commitment to guarantee liabilities with regard to borrowings from banks.

8. Note on Per-share Information

(1) Net asset per share — 209.01 yen

(2) Net income per share — 3.39 yen

9. Notes on Significant Post-balance Sheet Events — N.A.

INDEPENDENT AUDITOR'S REPORT

April 9, 2007

The Board of Directors
Mitsukoshi, Ltd.

Ernst & Young ShinNihon
Designated and Engagement Partner
Certified Public Accountant
Masakazu Nakamura
Designated and Engagement Partner
Certified Public Accountant
Osamu Sakanaka
Designated and Engagement Partner
Certified Public Accountant
Tomohisa Yura

Pursuant to Article 444, Paragraph 4 of the Corporate Law, we have audited the consolidated statutory reports, that is, the consolidated balance sheets, consolidated statements of income, consolidated statement of changes in net assets, and consolidated notes of Mitsukoshi, Ltd., for the consolidated fiscal term from March 1, 2006 to February 28, 2007. These consolidated statutory reports are the responsibility of management of the Company. Our responsibility is to independently express an opinion on the consolidated statutory reports based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated statutory reports are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statutory reports, assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statutory reports. We believe that our audit provides a reasonable basis for our opinion.

As a result of the audit, in our opinion, the above consolidated statutory reports present fairly in all material respects the financial position and the results of operations of the consolidated group consisting of Mitsukoshi, Ltd., and its consolidated subsidiaries for the period relating to the relevant consolidated statutory reports in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As described in "changes in accounting policy," since the Company has adopted the accounting standard relating to impairment of fixed assets from this consolidated fiscal year, consolidated statutory reports have been created in accordance with the relevant accounting standard.

Our firm and engagement partners have no interest in the Company that must be disclosed pursuant to the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese Language.

INDEPENDENT AUDITOR'S REPORT

April 9, 2007

The Board of Directors
Mitsukoshi, Ltd.

Ernst & Young ShinNihon
Designated and Engagement Partner
Certified Public Accountant
Masakazu Nakamura
Designated and Engagement Partner
Certified Public Accountant
Osamu Sakanaka
Designated and Engagement Partner
Certified Public Accountant
Tomohisa Yura

Pursuant to Article 436, Paragraph 2, Item 1 of the Corporate Law, we have audited the nonconsolidated statutory reports, that is, the nonconsolidated balance sheets, the nonconsolidated statements of income, the nonconsolidated statement of changes in net assets, respective notes and supplementary schedules of Mitsukoshi, Ltd., for the 4th fiscal term from March 1, 2006 to February 28, 2007. These nonconsolidated statutory reports and supplementary schedules are the responsibility of management of the Company. Our responsibility is to express an opinion independently on the nonconsolidated statutory reports and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. These auditing standards require that we plan and perform the audit to obtain reasonable assurance as to whether the nonconsolidated statutory reports and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the nonconsolidated statutory reports and supplementary schedules, assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall presentation of the nonconsolidated statutory reports and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

As a result of the audit, in our opinion, the above nonconsolidated statutory reports and supplementary schedules present fairly in all material respects the financial position and the results of operations of the Company for the period relating to the relevant nonconsolidated statutory reports and supplementary schedules in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As described in "changes in accounting policies," since the Company has adopted the accounting standards relating to impairment of fixed assets from this fiscal year, nonconsolidated statutory reports have been created in accordance with the relevant accounting standards.

Our firm and engagement partners have no interest in the Company that must be disclosed pursuant to the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese Language.

AUDIT REPORT

April 10, 2007

Kunio Ishizuka
Director and President
Mitsukoshi, Ltd.

Board of Corporate Auditors of Mitsukoshi, Ltd.

Full-time Corporate Auditor	Kenichi Abe
Full-time Corporate Auditor	Koji Takenami
Corporate Auditor	Toyohiko Sanari
Corporate Auditor	Tsunaya Kawamura

The Board of Corporate Auditors, following review and deliberations on the audit reports made by each Corporate Auditor concerning the execution of duties by Directors and business reports, statutory reports, supplementary schedules thereof, and consolidated statutory reports for the 4th fiscal term from March 1, 2006 to February 28, 2007, have prepared this Audit Report as an unanimous opinion, and hereby submit it as follows:

1. Auditing Methods and Contents of Audit by Corporate Auditors and Board of Corporate Auditors

   Board of Corporate Auditors determined audit policies and the audit plan, etc., received reports from the respective Corporate Auditors on the implementation status and results of audits, and also received reports from Directors, etc., and the Accounting Auditor on business operations, and requested explanations as necessary.

   Each Corporate Auditor attempted to communicate with Directors and employees, etc., in collaboration with the Audit Office and Internal Control divisions following the audit policies and audit plan, etc., in accordance with the Audit Standards by Corporate Auditors determined by the Board of Corporate Auditors, and made efforts to collect information and enhance the audit environment, and meanwhile, attended meetings of the Board of Directors and other significant meetings, obtained reports on business operations from Directors and employees, etc., requested explanations as necessary, reviewed documents that record approval of material matters, and conducted investigations regarding the status of business operations and assets of the head office and other major offices. Additionally, as necessary for ensuring the system to ensure conformity of business operations by the Directors with the laws and ordinances, and the Articles of Incorporation, and the properness of the other business of the joint stock company, the contents of resolutions of Board of Directors meetings concerning the preparation of systems as prescribed in Article 100, Paragraph 1 and Paragraph 3 of the Corporate Law Enforcement Regulations and status of the system prepared in accordance with the relevant resolution (internal control system) were overseen and inspected. As for basic policies as in Article 127, Item 1 of the Corporate Law Enforcement Regulations as described in the Business Report and respective efforts in Item 2 thereof, based on the deliberation status, etc., at the Board of Directors and other, the contents thereof have been reviewed. As for subsidiaries, following the explanations of status from Directors in charge of subsidiaries, etc., respective Corporate Auditors visited the major subsidiaries and attempted to communicate and exchange information with the directors and corporate auditors, etc., of the respective companies, and obtained reports on business operations as necessary. In accordance with the aforementioned methods, Corporate Auditors reviewed the Business Reports and supplementary schedules thereof relating to the relevant fiscal year.

Moreover, the Corporate Auditors supervised and inspected as to whether or not the Accounting Auditor is maintaining an independent position and besides implements proper audits, and obtained reports on their status of execution of duties from the Accounting Auditor, and requested explanations as necessary. Additionally, following the notice by the Accounting Auditor that the "system to ensure business operations is functioning properly" (the matters enumerated in the respective items of Article 159 of Corporate Accounting Rules) have been prepared in accordance with the "quality management standards concerning audits" (Business Accounting Deliberation Council, October 28, 2005), etc., the Corporate Auditors requested explanations as necessary. In accordance with the aforementioned methods, the Corporate Auditors reviewed the statutory reports relating to the relevant fiscal year (nonconsolidated balance sheets, nonconsolidated statements of income, nonconsolidated statement of changes in net assets, respective notes) and supplementary schedules thereof, and consolidated statutory reports (consolidated balance sheets, consolidated statements of income, consolidated statement of changes in net assets, and consolidated notes).

2. Results of Audit

(1) Results of Audit on Business Report, etc.

i) The business report and supplementary schedules thereof present fairly the financial condition of the Company in accordance with the laws, regulations and the Articles of Incorporation of the Company.

ii) Regarding the execution of duties by Directors, there were no instances of misconduct or material matters in violation of laws, regulations, or the Articles of Incorporation of the Company.

iii) The contents of resolutions by the Board of Directors with regard to the internal control system are reasonable. Additionally, regarding the execution of duties by Directors under the relevant internal control system, there were no matters to be pointed out.

iv) Regarding the basic policies on composition of persons to control decision-making on policies on financial affairs and business of the Company, there were no matters to be pointed out. Additionally, each effort as per Article 127, Item 2 of Corporate Law Enforcement Regulations is in conformance with the relevant basic policy, does not impair the common interests of shareholders of the Company, and does aim at maintaining the status of executives of the Company.

(2) Results of audit of the nonconsolidated statutory reports and supplementary schedules thereof
The auditing methods and results of the Accounting Auditor, Ernst & Young ShinNihon are fair and reasonable.

(3) Results of audit of the consolidated statutory reports
The auditing methods and results of the Accounting Auditor, Ernst & Young ShinNihon are fair and reasonable

Note: Corporate Auditors, Toyohiko Sanari and Tsunaya Kawamura are external Corporate Auditors as stipulated in Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.

EXHIBIT 4

[Translation]

Securities Code:2779
October 26, 2007

To Shareholders with Voting Rights

Kunio Ishizuka
Representative Director and President
Mitsukoshi, Ltd.
4-1, Nihonbashi Muromachi 1-chome
Chuo-ku, Tokyo, Japan

NOTICE OF CONVOCATION
OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Mitsukoshi, Ltd. ("Mitsukoshi"). The meeting will be held as described below.

If you are unable to attend the meeting, please review the Reference Documents, and either return the Voting Rights Exercise Form with your vote, or vote via our website (http://www.web54.net).

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1. **Date and Time:** 10:00 a.m., November 20, 2007 (Tuesday)
(The reception desk will open from 9:00 a.m.)

2. **Place:** The Prince Park Tower Tokyo, B2F, Convention Hall
8-1, Shiba Koen 4-chome, Minato-ku, Tokyo, Japan
Ordinarily, general meetings of shareholders are held at the Mitsukoshi Theatre on the 6th floor of the Main Store of Mitsukoshi. However, as Mitsukoshi expects that a large number of our shareholders will attend the meeting, the meeting place has been changed to a venue which can accommodate more people, the Convention Hall on the 2nd floor of the basement of The Prince Park Tower Tokyo. Thus, please note that the venue will be different from that of previous ordinary general meetings of shareholders, and be sure to arrive at the right location by referring to the Map to the General Meeting of Shareholders contained at the end of this Notice.

3. **Agenda of the Meeting:**
Proposals to be resolved:
Agenda Item 1: Incorporation of a Wholly-Owning Parent Company through Stock Transfer
Agenda Item 2: Partial Amendments to the Articles of Incorporation

4. **Matters Determined upon Convocation:**
(1) Please send the Voting Rights Exercise Form so that it will arrive by 7:00 p.m. on November 19, 2007 (Monday).
(2) We will accept votes via the Internet until 7:00 p.m. on November 19, 2007 (Monday).
(3) If there is no selection for approval, disapproval, or abstention on your Voting Rights Exercise Form, it shall be deemed that you have expressed your will to approve the proposals.
(4) If you exercise your voting rights via the Internet more than once, only your final vote shall be deemed to be valid.
(5) If you exercise your voting rights by two different methods, that is, via the Internet as well as in writing, the vote that arrives later shall be deemed valid; if the votes arrive on the same day, the vote submitted via the Internet shall be the one deemed valid.

For those attending, please present the enclosed Voting Rights Exercise Form at the reception desk upon arrival at the meeting.

If there are any modifications to the Reference Materials for the General Meeting of Shareholders, updates will be posted on our Internet website (http://www.mitsukoshi.co.jp/corp/kabunushi.html).

Reference Materials for the General Meeting of Shareholders

Proposals and Reference Matters

Proposal No. 1 Incorporation of a Wholly-Owning Parent Company through Stock Transfer

1. Reasons for the implementation of the stock transfer

The department store industry faces several challenges, including a shrinking market size resulting from the decrease in the total population of Japan and intense competition from other forms of retailing, including general merchandise stores, drug stores, large-scale discount stores and convenience stores, in addition to competition from foreign capital entering the Japanese market amid ever-increasing globalization. In order to survive and thrive in such a business environment, it is necessary for department stores to further improve their capabilities to develop and propose new ideas so as to promptly and correctly assess the increasingly varied and sophisticated needs of customers, and respond with the right combination of product lineups and services.

In order to contribute to enhancement of corporate value of both companies based on this common perspective, Mitsukoshi and Isetan Company Limited ("Isetan") considered partnering up in a variety of ways, but eventually came to the shared understanding that a limited business tie-up would not be sufficient to achieve the goals of jointly reforming the supply chain system, maximizing utilization of both companies' management resources, and increasing effectiveness. Only through integration into one group could such goals be realized, and management integration was decided upon as the best choice for sustainable and continued enhancement of corporate value of both companies.

Mitsukoshi and Isetan, while understanding and paying respect to the history and corporate culture of the other party, aim to become the "Top Retail Service Group in the World" by making utmost use of the business strength of each company. In so doing, Mitsukoshi and Isetan will be able to deliver increased value to not only shareholders, but all other stakeholders including customers, employees, suppliers, and the communities surrounding each store, and make a greater contribution to society.

Basic Strategies with respect to the Management Integration (for reference purposes)

The general outline of the basic strategies planned with respect to the Management Integration is as follows:

1. Direction of the Management Integration
   (1) Target Earnings Level
   Mitsukoshi and Isetan will respectively review their existing plans and aim to steadily achieve the highest level of consolidated operating income in the industry at ¥75 billion in fiscal 2013, the sixth year following management integration.

   (2) Breakdown of Additional Earnings
   1) Improving Customer Satisfaction through Integration of the Business Infrastructure (Expected additional operating income: approx. ¥10 billion)
   - Improvements in sales and profit margins will be sought by accelerating reform of the entire supply chain through incorporation of Isetan's business infrastructure such as its information systems and business workflow systems into Mitsukoshi's retail

operations, and by improving customer satisfaction through means such as stable supply of highly demanded products and the development of new private brands.

- Concerning the integration of business infrastructure, promptly after the establishment of the joint holding company in April 2008, the issue of integration of Mitsukoshi and Isetan's information systems subsidiaries, namely, Isetan Data Center Co., Ltd. and Mitsukoshi Information Service, Ltd., will be studied and an infallible system will be established in order to securely integrate systems at an early stage.
- Furthermore, personnel exchange of the systems division, mainly involving the sales personnel, will begin in early autumn this year.

2) Establishment of the Customer Base in Tokyo and Major Cities Throughout Japan (Expected additional operating income: Approx. ¥12 billion)

- The renovation plan for Mitsukoshi's Ginza store involving floor space expansion is the first large-scale joint development project for the new group, and as it is a symbolic project for the management integration, a dedicated division will be established in Isetan Mitsukoshi Holdings Ltd., and the know-how of both companies will be amassed towards the goal of turning it into the No.1 store in the Ginza area, and positioning it as the third "pillar" as the store with the earning capacity next to the flagship stores of Shinjuku and Nihonbashi. The know-how gained in this enterprise will also be applied to the plans for a new store opening in Osaka.
- In the Shinjuku area, Mitsukoshi and Isetan aim to secure the position as "the world's best fashion store" further concrete through redevelopment of stores including Mitsukoshi's store as early as possible, in addition to the ongoing large-scale renovation of Isetan's Shinjuku store.
- Through the renovation of the upper floors of Mitsukoshi's Nihonbashi store scheduled for the next fiscal year onwards, Mitsukoshi and Isetan will aim to create "a prestige store" befitting Mitsukoshi's reputation with the aim of expanding our customer base of very loyal customers.
- In the Niigata area, where both Mitsukoshi and Isetan have existing stores, as the initial project, an efficient management framework incorporating both store brands will be created with fiscal 2008 as the target date. For the time being, Mitsukoshi and Isetan will consider integration in the fields of sales activities, through measures such as joint event planning, and administrative support, in areas such as logistics. Such know-how will be utilized in other areas where Mitsukoshi and Isetan both have existing stores.

3) Integration of Businesses Related to the Department Store Business and Cost Reduction Efforts (Expected additional operating income: Approx. ¥10 billion)

- With regard to expansion of the Queen's Isetan supermarket business, plans for the opening of shops in not only Isetan stores, but Mitsukoshi stores within the Tokyo Metropolitan Area are being considered for as early as fiscal 2008.
- With regard to strategies concerning credit cards and the building of a loyal customer base, measures to improve customer satisfaction will be taken on a group-wide level by developing a card strategy unique to department stores utilizing the new card strategy currently under development by Isetan I Card Co., Ltd. in cooperation with VISA as well as Mitsukoshi's existing services targeted at the affluent class.
- Mitsukoshi and Isetan will aim at new development and expansion in the mail order and web businesses of the new group by synergizing Isetan's various resources with Mitsukoshi's top-of-the-line mail order business infrastructure.

- ➢ Furthermore, Mitsukoshi and Isetan will reduce costs and improve management efficiency by promoting the shared use of accounting and labor services within the group, integration of logistics functions, integration of building maintenance and management functions, and utilization of Mitsukoshi's purchasing know-how, etc.

(3) Improvement of Cash Flow from Investing Activities

It is anticipated that the review of investment plans and owned assets will result in an improvement of approximately ¥100 billion in the existing plan for cash flows from investing activities of Mitsukoshi and Isetan combined.

1) Review of Investment Plan

Improvement of investment efficiency will be sought by reviewing the existing investment plans of Mitsukoshi and Isetan and by concentrating management resources in the high-priority strategies as described above.

2) Review of Asset Holdings

Improvement of asset holding efficiency will be sought through the effective utilization, sale, liquidation, etc. of assets while ensuring consistency with high-priority strategies.

2. Primary Governance System and Management Execution System

While a Board of Corporate Auditors will be established, the Appointment Committee and Remuneration Committee, to be comprised mainly of outside directors, will be established as outside organizations of the Board of Directors to ensure transparency of governance. Furthermore, an executive officer system will be adopted, and in order to accelerate the decision-making process, a Management Strategy Council will be established. This Council will implement appropriate allocation of business resources in the group, and draft and execute business plans. The Council is comprised of the following members:

Representative Director, Executive Officer, Chairman and CEO	Nobukazu Muto	(Current Representative Director, President and CEO of Isetan)
Representative Director, Executive Officer, President and COO	Kunio Ishizuka	(Current Representative Director and President of Mitsukoshi)
Director	Chihiro Nihashi	(Current Director and Executive Vice President of Isetan, General Manager, Business Planning & Operations Division)
Director	Kouhei Amano	(Current Representative Director and Senior Managing Executive Officer, General Manager, Department Store Business Headquarters and Specialty Stores Division & Direct Marketing Division of Mitsukoshi)
Director, Senior Managing Executive Officer and General Manager of Management Strategy Headquarters	Shinya Takada	(Current Director and Executive Vice President of Isetan, Corporate Planning Division, Finance & Accounting Division)
Director, Managing Executive Officer and General Manager of Administration Headquarters	Ken Akamatsu	(Current Director and Senior Executive Officer, General Manager, Business Administration Division of Mitsukoshi)

Senior Managing Executive Officer and General Manager of Sales Policy Headquarters	Keinosuke Okawa	(Current Director and Executive Vice President, General Administration Division, International Operations, Domestic Subsidiaries & Affiliates Control of Isetan

(Please refer to the press release of Mitsukoshi and Isetan entitled "Notice concerning the Preparation of a Stock Transfer Plan and the Direction of Management Integration and its Implementation Structure" dated October 4, 2007, for more details. This press release is posted on the websites of both companies (Mitsukoshi: http://www.mitsukoshi.co.jp/ and Isetan: http://www.isetan.co.jp/)).

This Proposal seeks your approval regarding the establishment of a wholly-owning parent company "Isetan Mitsukoshi Holdings Ltd.", and Mitsukoshi and Isetan becoming the wholly-owned subsidiaries of such company by way of a stock transfer (the "Stock Transfer") to be implemented under a stock transfer plan (the "Stock Transfer Plan") jointly prepared by Mitsukoshi and Isetan.

If this Proposal is approved by our shareholders, Mitsukoshi and Isetan will establish the aforementioned Isetan Mitsukoshi Holdings Ltd. on the scheduled date of April 1, 2008, and following this, both companies shall work in unison to realize the "Top Retail Service Group in the World" under the umbrella of Isetan Mitsukoshi Holdings Ltd.

Your approval concerning this Proposal would be greatly appreciated.

2. Details of Stock Transfer Plan

Details of the Stock Transfer Plan are as set forth in the "Stock Transfer Plan (Copy)" as provided on pages 21 to 30 herein.

3. Matters concerning applicability of stipulations set forth in Article 773, Paragraph 1, Items 5 and 6 of the Corporate Law

(1) With respect to the allotment ratio concerning common stock of Isetan Mitsukoshi Holdings Ltd. to be delivered to shareholders of Mitsukoshi and Isetan (the "Stock Transfer Ratio"), which will become wholly-owned subsidiaries upon establishment of Isetan Mitsukoshi Holdings Ltd. as the wholly-owning parent company by way of the Stock Transfer, the following has been decided.

a. The Stock Transfer Ratio is as follows:

0.34 share of common stock of Isetan Mitsukoshi Holdings Ltd. will be allotted and delivered for each share of common stock of Mitsukoshi, and one share of common stock of Isetan Mitsukoshi Holdings Ltd. will be allotted and delivered for each share of common stock of Isetan (the "Stock Transfer Ratio"). Furthermore, based on the total number of issued shares of Mitsukoshi and Isetan as of August 31, 2007 (Note: 515,022,356 shares of Mitsukoshi, 225,272,903 shares of Isetan), it is anticipated that new shares to be issued by Isetan Mitsukoshi Holdings Ltd. will be 400,380,504 shares of common stock (the number of such new shares issued by Isetan Mitsukoshi Holdings Ltd. is subject to change).

b. Basis of calculation for the Stock Transfer Ratio is as follows:

In order to ensure the fairness of the Stock Transfer Ratio to be used in the Stock Transfer, Daiwa Securities SMBC Co. Ltd. ("Daiwa Securities SMBC") and Mitsubishi UFJ

Securities, Co., Ltd. ("Mitsubishi UFJ Securities") were each appointed as financial adviser by Mitsukoshi and Isetan, respectively, and commissioned to make the calculation of the Stock Transfer Ratio. Furthermore, neither of them falls under the category of related parties with respect to either Mitsukoshi or Isetan.

Daiwa Securities SMBC comprehensively took into account the relevant calculation methods including the discounted cash flow analysis (the "DCF Method") and the market price method as the main calculation methods and, as a means of reference, added the analysis using the net asset market value method in order to make a multidimensional evaluation to formulate an opinion with regard to the Stock Transfer Ratio for Mitsukoshi.

On the basis of the calculations results of the Stock Transfer Ratio by Daiwa Securities SMBC, comprehensive consideration was made of the financial and assets conditions and future outlook of Mitsukoshi and Isetan, and upon careful deliberation with Isetan, Mitsukoshi arrived at the judgment that the above-mentioned Stock Transfer Ratio is fair.

At the respective Board of Directors Meetings of Mitsukoshi and Isetan held on August 23, 2007, the resolution to apply the Stock Transfer Ratio of Isetan:Mitsukoshi = 1:0.34, and the resolution concerning conclusion of a contract to execute the Stock Transfer were adopted, and on the same day, the contract was concluded between Mitsukoshi and Isetan.

Furthermore, at the respective Board of Directors Meetings of Mitsukoshi and Isetan held on October 4, 2007, the resolution to prepare the Stock Transfer Plan on the basis of the Stock Transfer Ratio was adopted, and on the same day, the Stock Transfer Plan was prepared.

Prior to the Board of Directors Meeting on August 23, 2007, Mitsukoshi obtained an opinion (the "Opinion") from Daiwa Securities SMBC dated August 23, 2007 to the effect that, from the financial point of view, the agreed Stock Transfer Ratio is fair to the shareholders of Mitsukoshi subject to conditions set forth hereunder. Daiwa Securities SMBC provided its opinion on the basis of comprehensive analysis of various conditions of the Share Transfer and in light of relevant calculation methods including the discounted cash flow analysis (the "DCF Method") and the market price method as the main calculation methods and, as a means of reference, added the analysis using the net asset market value method in order to make a multidimensional evaluation. With regard to the market price method, the volume weighted average price for the periods of one month, three months and six months until the Record date of July 24, 2007 (one day before July 25, 2007, when there were some press reports speculating about the Stock Transfer) has been applied. With respect to the DCF Method, several scenarios are being taken into account compositely, such as views toward the future business plans of Mitsukoshi and Isetan and that of other companies in the market.
The summary of the calculation result of the Stock Transfer Ratio prepared by Daiwa Securities SMBC is as follows.

	Method	Assessment Range of Stock-Transfer Ratio
(a)	DCF Method	0.31~0.44
(b)	Average Market Price Method	0.30~0.32

In general, Daiwa Securities SMBC has used the information as provided by Mitsukoshi and Isetan (including information collected through due diligence by each party of the other party and third-party analysis) in addition to publicly available information to conduct analysis and formulate the Opinion. On the assumption that all such materials and information are accurate and complete, Daiwa Securities SMBC has not conducted any independent verification of their accuracy and completeness. In addition, Daiwa Securities

SMBC has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either party or their affiliates (including analysis and assessment of each individual asset and liability). The Opinion of Daiwa Securities SMBC has taken into account all known information and economic conditions as of August 23, 2007.

Subsequently, Mitsukoshi verified that as of October 4, 2007, there were no material changes to the various conditions upon which the Stock Transfer Ratio was based, and on the basis of this, the resolution to prepare the Stock Transfer Plan on the basis of the Stock Transfer Ratio was adopted at the respective Board of Directors Meetings of Mitsukoshi and Isetan, and on the same day, the Stock Transfer Plan was prepared by Mitsukoshi and Isetan.

Furthermore, Isetan obtained an opinion from Mitsubishi UFJ Securities dated August 22, 2007 to the effect that, from the financial point of view, the agreed Stock Transfer Ratio is fair to the shareholders of Isetan subject to certain conditions.

(2) Mitsukoshi and Isetan decided as follows on the capital, reserves, and other amounts for Isetan Mitsukoshi Holdings Ltd. upon its incorporation by way of the Stock Transfer.

a. The amounts of capital, reserves, etc., for Isetan Mitsukoshi Holdings Ltd. are as follows:

(a) Stated Capital	¥50 billion
(b) Capital Reserve	¥12.5 billion
(c) Earned Reserve	¥0
(d) Capital Surplus	The amount obtained by subtracting (a) and (b) above from the shareholders' paid-in capital for an incorporation-type reorganization as stipulated in Article 83 Item 1 of the Ordinance for Corporate Accounting

b. The amounts of capital, reserves, etc., for Isetan Mitsukoshi Holdings Ltd. were determined within the range stipulated in Article 83 of the Ordinance for Corporate Accounting through discussions between Mitsukoshi and Isetan, following comprehensive consideration and review of the policies to be followed by Isetan Mitsukoshi Holdings Ltd. on capital and other matters subsequent to its incorporation.

4. Matters concerning the applicability of stipulations set forth in Article 773, Paragraph 1, Items 9 and 10 of the Corporate Law which pertain to share options to be issued by Isetan and Mitsukoshi as provided for in Article 808, Paragraph 3, Item 3 of the Corporate Law

Taking into account the conditions of the share options (1) through (12) below that have been issued by Mitsukoshi and Isetan (of which the share options set forth in (7) and (8) are scheduled to be issued by the day the Stock Transfer takes effect, on the basis of approval by the Extraordinary Meeting of Shareholders of Isetan to be held on November 20, 2007) and the Stock Transfer Ratio, Mitsukoshi and Isetan decided, with the aim of affording equal protection for the rights of shareholders and all share option holders on the basis of consultations between the two, to issue share options of Isetan Mitsukoshi Holdings Ltd. to replace the aforementioned share options held by share option holders in accordance with the conditions and ratios set forth in (1) through (12) below:

(1) With respect to the holders of the First Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 2 of the Plan), one unit of the First Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 3 of the Plan to replace one unit of said Isetan share options held

(2) With respect to the holders of the Second Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 4 of the Plan), one unit of the Second Series of

Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 5 of the Plan to replace one unit of said Isetan share options held

(3) With respect to the holders of the Third Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 6 of the Plan), one unit of the Third Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 7 of the Plan to replace one unit of said Isetan share options held

(4) With respect to the holders of the Fourth Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 8 of the Plan), one unit of the Fourth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 9 of the Plan to replace one unit of said Isetan share options held

(5) With respect to the holders of the Fifth Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 10 of the Plan), one unit of the Fifth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 11 of the Plan to replace one unit of said Isetan share options held

(6) With respect to the holders of the Sixth Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 12 of the Plan), one unit of the Sixth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 13 of the Plan to replace one unit of said Isetan share options held

(7) With respect to the holders of the Seventh Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 14 of the Plan), one unit of the Seventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 15 of the Plan to replace one unit of said Isetan share options held

(8) With respect to the holders of the Eighth Series of Share Options of Isetan Company Limited (the details of which are as set forth in Exhibit 16 of the Plan), one unit of the Eighth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 17 of the Plan to replace one unit of said Isetan share options held

(9) With respect to the holders of Mitsukoshi, Ltd. share options issued in June 2004 (the details of which are as set forth in Exhibit 18 of the Plan), one unit of the Ninth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 19 of the Plan to replace one unit of said Mitsukoshi share options held

(10) With respect to the holders of Mitsukoshi, Ltd. share options issued in June 2005 (the details of which are as set forth in Exhibit 20 of the Plan), one unit of the Tenth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 21 of the Plan to replace one unit of said Mitsukoshi share options held

(11) With respect to the holders of Share Options (for Directors) issued in June 2006 by Mitsukoshi (the details of which are as set forth in Exhibit 22 of the Plan), one unit of the Eleventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 23 of the Plan to replace one unit of said Mitsukoshi share options held

(12) With respect to the holders of Share Options (for Executive Officers with Special Titles) issued in June 2006 by Mitsukoshi (the details of which are as set forth in Exhibit 24 of the Plan), one unit of the Twelfth Series of Share Options of Isetan Mitsukoshi Holdings Ltd. as set forth in Exhibit 25 of the Plan to replace one unit of said Mitsukoshi share options held

5. Items concerning Isetan

(1) The contents of financial statements and other documents for the final fiscal year (ended March 2007)

The contents of financial statements and other documents for the final fiscal year of Isetan ended March 2007 is as set forth in the supplementary materials to the Reference Materials for the General Meeting of Shareholders entitled "Attachment for Proposal No. 1 (Matters concerning Isetan Company Limited for the Fiscal Year Ended March 2007)".

(2) Matters having material effect on the status of company assets following the last day of the

final fiscal year

There are no items.

6. Matters having material effect on the status of company assets following the last day of the final fiscal year of Mitsukoshi

   There are no items.

7. Matters stipulated in Article 74 of the Ordinance for Enforcement of the Corporate Law concerning individuals who are to assume office as Directors of Isetan Mitsukoshi Holdings Ltd. The individuals who are to assume office as Directors of Isetan Mitsukoshi Holdings Ltd. are as indicated below:

Name and Date of Birth	Career Summary		(1) Number of Shares of Isetan Owned (2) Number of Shares of Mitsukoshi, Ltd. Owned (3) Number of Shares of Isetan Mitsukoshi Holdings Ltd. to be Allotted
Nobukazu Muto (July 20, 1945)	April 1968	Joined Isetan Company Limited	
	June 1994	Director, General Manager, Ladies Division, Merchandising Headquarters, Store Operations Division	
	February 1996	Managing Director, General Manager, Merchandising Headquarters, Business Planning & Operations Division	
	April 1998	Managing Director, Deputy General Manager, Business Planning & Operations Division (In charge of Merchandising)	(1) 39,600 shares
	April 1999	Managing Director, General Manager, Business Planning & Operations Division, Deputy General Manager, Business Planning & Operations Division (In charge of MD)	(2) 0 shares (3) 39,600 shares
	February 2000	Managing Director, General Manager, Business Planning & Operations Division	
	June 2000	Executive Director, General Manager, Business Planning & Operations Division	
	June 2001	Representative Director, President and CEO, General Manager, Business Planning & Operations Division	
	February 2004	Representative Director, President and CEO (Current)	
Kunio Ishizuka (September 11, 1949)	May 1972	Joined Mitsukoshi, Ltd.	(1) 0 shares
	March 1994	General Manager, Administration Department, Ginza Store	(2) 31,000 shares
	September 2003	Executive Officer, General Manager, Business Administration Division	(3) 10,540 shares
	March 2004	Senior Executive Officer, General Manager,	

	March 2005 May 2005 February 2006	Corporate Planning Division Managing Executive Officer, Business Planning Division Representative Director, President, General Manager, Business Planning Division Representative Director and President (Current)	
Chihiro Nihashi (January 26, 1954)	April 1976 February 1995 February 2001 June 2002 June 2004 February 2006 June 2006	Joined Isetan Company Limited General Manager, Merchandising Planning, Casual Wear & Young Ladies Apparel Department Merchandising Headquarters General Manager, Sagamihara Store, Business Planning & Operations Division Executive Officer, General Manager, Ladies Division, Merchandising Headquarters, Business Planning & Operations Division Senior Executive Officer, General Manager, Merchandising Headquarters , Business Planning & Operations Division Executive Vice President, General Manager, Business Planning & Operations Division Director, Executive Vice President, General Manager, Business Planning & Operations Division (Current)	(1) 22,200 shares (2) 0 shares (3) 22,200 shares
Kouhei Amano (September 17, 1948)	May 1972 March 1995 March 2004 May 2005 May 2006 February 2007 May 2007	Joined Mitsukoshi, Ltd. General Manager, Sales Promotion Department, Nihombashi Main Store Executive Officer, General Manager, Property Administration Division Director, Senior Executive Officer, General Manager, Corporate Planning Division Director, Managing Executive Officer, General Manager, Corporate Planning Division, General Manager, Group Business Administration Division, and Specialty Stores Division & Direct Marketing Division Director, Senior Managing Executive Officer, General Manager of Department Store Business Headquarters, and Specialty Stores Division & Direct Marketing Division Representative Director, Senior Managing Executive Officer, General Manager, Department Store Business Headquarters and Specialty Stores Division & Direct Marketing Division (Current)	(1) 0 shares (2) 10,000 shares (3) 3,400 shares
Shinya Takada (January 8, 1952)	April 1975 February 1995 February 2000	Joined Isetan Company Limited General Manager, Business Strategic Planning, Business Strategic Planning Department, Business Planning & Operations Division Business Strategic Planning, Business	(1) 15,500 shares (2) 0 shares

		Planning & Operations Division	
	June 2002	Executive Officer, General Manager, Strategic Planning, Corporate Planning Division	(3) 15,500 shares
	June 2005	Senior Executive Officer, General Manager, Corporate Planning Division, Finance & Accounting Division	
	February 2006	Senior Executive Officer, General Manager, Corporate Planning Division, General Manager, Strategic Planning, Corporate Planning Division, Finance & Accounting Division	
	April 2007	Executive Vice President, General Manager, Corporate Planning Division, Finance & Accounting Division	
	June 2007	Director, Executive Vice President, Corporate Planning Division, Finance & Accounting Division (Current)	
Ken Akamatsu (September 5, 1952)	June 1975	Joined Mitsukoshi, Ltd.	
	February 2003	General Manager, System Management Department, Business Administration Division	
	June 2005	General Manager, Business Administration Division	(1) 0 shares
	February 2006	Executive Officer, General Manager, Business Administration Division	(2) 2,000 shares
	February 2007	Executive Officer, General Manager, Business Administration Division	(3) 680 shares
	May 2007	Director, Senior Executive Officer, General Manager, Business Administration Division (Current)	
Nobuo Kuroyanagi (December 18, 1941)	April 1965	Joined The Mitsubishi Bank, Limited (now The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	
	June 1992	Director and General Manager	
	April 1996	Director and General Manager, The Bank of Tokyo-Mitsubishi, Ltd. (now The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	
	June 1996	Managing Director	
	June 2001	Managing Executive Director	
	June 2002	Deputy President	
	June 2003	Director, Mitsubishi Tokyo Financial Group, Inc. (now Mitsubishi UFJ Financial Group, Inc.)	(1) 0 shares (2) 0 shares
	June 2004	President, The Bank of Tokyo-Mitsubishi, Ltd. (now The Bank of Tokyo-Mitsubishi UFJ, Ltd.), and President & CEO, Mitsubishi Tokyo Financial Group, Inc. (now Mitsubishi UFJ Financial Group, Inc.)	(3) 0 shares
	October 2005	President & CEO, Mitsubishi UFJ Financial Group, Inc. (Current)	
	January 2006	President, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Current)	

Shinpei Miyamura (August 3, 1934)	March 1958 June 1987 June 1989 June 1991 April 1992 June 1993 June 1993 April 2001 June 2002 June 2003 June 2007	Joined Mitsui Mining & Smelting Co., Ltd. Director, Mitsui Mining & Smelting Co., Ltd. Managing Director, Mitsui Mining & Smelting Co., Ltd. Senior Executive Managing Director and Representative Director, Mitsui Mining & Smelting Co., Ltd. Executive Vice President and Representative Director, Mitsui Mining & Smelting Co., Ltd. President and Representative Director, Mitsui Mining & Smelting Co., Ltd. Chairman and Director, Powdertech Co., Ltd. (Current) President and Representative Director and Chief Operating Officer, Mitsui Mining & Smelting Co., Ltd. Director, Pan Pacific Copper Co., Ltd. (Current) Chairman and Representative Director and CEO, Mitsui Mining & Smelting Co., Ltd. Director and Senior Adviser, Mitsui Mining & Smelting Co., Ltd. (Current)	(1) 0 shares (2) 0 shares (3) 0 shares
Morio Ikeda (December 25, 1936)	April 1961 June 1990 June 1995 June 1997 June 2000 June 2001 June 2005 June 2005 June 2006 June 2006	Joined Shiseido Company, Ltd. Director, Shiseido Company, Ltd. Executive Director, Shiseido Company, Ltd. Senior Executive Director, Shiseido Company, Ltd. Executive Vice President, Shiseido Company, Ltd. President and CEO, Shiseido Company, Ltd. Chairman of the Board, Shiseido Company, Ltd. Director, Komatsu Ltd. (Current) Senior Adviser, Shiseido Company, Ltd. (Current) Director, Tokyo Metropolitan Television Broadcasting Corporation (Current)	(1) 0 shares (2) 0 shares (3) 0 shares

(Notes) 1. Messrs. Nobuo Kuroyanagi, Shinpei Miyamura and Morio Ikeda are candidates for Outside Directors.

2. Mr. Nobuo Kuroyanagi is the president of The Bank of Tokyo-Mitsubishi UFJ, Ltd., the primary bank of Isetan. Further, none of the other candidates have special vested interests in either Isetan or Mitsukoshi. Moreover, The Bank of Tokyo-Mitsubishi UFJ, Ltd., of which Mr. Nobuo Kuroyanagi is President, is anticipated to be the primary bank of Isetan Mitsukoshi Holdings Ltd.

3. Although Mr. Nobuo Kuroyanagi has been involved in financial institutions for many years, he has been selected as a candidate for Outside Director on the basis of the view that the insight and perspective gained from that experience can be applied to the oversight of the management of Isetan Mitsukoshi Holdings Ltd. Note that, in relation to the response to money laundering in the United States, Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., of which Mr. Nobuo Kuroyanagi serves as Representative

Director for both, have received cease-and-desist orders from the United States Securities and Exchange Commission. Additionally, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (formerly The Bank of Tokyo-Mitsubishi, Ltd.), of which Mr. Nobuo Kuroyanagi is Representative Director, received administrative actions from the Financial Services Agency of Japan for each the following reasons: in August 2005, due embezzlement of customers' savings by an employed dispatch worker (at the time), in February 2007, due to the occurrence of transactions having problems of compliance management by corporate business offices which dated back to the time of UFJ Bank before the merger, and in June 2007, in relation to business management practices, compliance with laws and regulations, and internal control practices of overseas businesses and domestic investment trust sales and related business. In response to this, Mr. Nobuo Kuroyanagi, in his capacity as Representative Director, has carried out his duties by carrying out investigations of the case facts and creating policies to prevent reoccurrence, etc.

4. Messrs. Shinpei Miyamura and Morio Ikeda have been selected as candidates for Outside Directors on the basis of the judgment that they would be able to offer, from an independent position, advice and proposals for the purpose of ensuring reasonability and appropriateness of the decisions made by Isetan Mitsukoshi Holdings Ltd.'s Board of Directors through their rich experience and perspectives as executives of business corporations, and reflect it in the management of Isetan Mitsukoshi Holdings Ltd. Note that Komatsu Ltd., of which Mr. Morio Ikeda is concurrently serving as Outside Director, conducted purchase of stock for treasury on July 17, 2005, prior to the announcement of the dissolution of its subsidiary Holland Komatsu Finance Limited, which had ended business operations, without realizing that the dissolution of the subsidiary constituted a significant fact as defined by the Securities and Exchange Act (a fact which affects the judgment of investments by investors). However, as a result of the investigation by the Securities and Exchange Surveillance Commission, the dissolution of the subsidiary was found to have constituted a significant fact, and it was judged that the purchase of stock for treasury preceding the announcement constituted a transaction prohibited by the Securities and Exchange Law. In March 2007, in accordance with the counsel of the Securities and Exchange Surveillance Commission, the Financial Services Agency of Japan ordered Komatsu Ltd. to pay a surcharge pursuant to the Securities and Exchange Act, and in April 2007, said company made a surcharge payment of 43.78 million yen to the Financial Services Agency of Japan. Mr. Morio Ikeda has been making proposals to the Board of Directors on a regular basis from the perspective of compliance with laws, and even after the finding, he has sought, with the aim of preventing reoccurrence, to strengthen the compliance system and internal control system, and improve employee training through discussions of the Board of Directors.
5. In the event that the appointments of Messrs. Nobuo Kuroyanagi, Shinpei Miyamura and Morio Ikeda are approved, Isetan Mitsukoshi Holdings Ltd. intends to enter into liability limitation agreements with all three, and the gist of the content is to limit the maximum liability amount to be borne by the three with respect to said company to the amount stipulated in the laws and regulations. In addition, Mitsukoshi has entered into a liability limitation agreement with Mr. Teisuke Kitayama, and the gist of the content is to limit the maximum liability amount to be borne by him with respect to said company to the amount stipulated in the laws and regulations.

8. Matters stipulated in Article 76 of the Ordinance for Enforcement of the Corporate Law concerning individuals who are to assume office as Corporate Auditors of Isetan Mitsukoshi Holdings Ltd.

The individuals who are to assume office as Corporate Auditors of Isetan Mitsukoshi Holdings Ltd. are as indicated below:

Name and Date of Birth	Career Summary		(1) Number of Shares of Isetan Owned (2) Number of Shares of Mitsukoshi, Ltd. Owned (3) Number of Shares of Isetan Mitsukoshi Holdings Ltd. to be Allotted
Ikuo Nihei (May 23, 1946)	April 1970	Joined Isetan Company Limited	(1) 31,900 shares (2) 0 shares (3) 31,900 shares
	February 1989	General Manager, Finance & Accounting Division	
	June 1999	Director, General Manager, Finance & Accounting Division	
	June 2001	Executive Officer, General Manager, Finance & Accounting Division	
	June 2002	Director, Senior Executive Officer, General Manager, Corporate Planning Division, Finance & Accounting Division	
	June 2005	Fulltime Corporate Auditor, Isetan Company Limited (Current)	
Kennichi Abe (June 22, 1946)	May 1970	Joined Mitsukoshi, Ltd.	(1) 0 shares (2) 27,100 shares (3) 9,214 shares
	February 2000	General Manager, Finance and Accounting Division	
	May 2000	Executive Officer, General Manager, Finance and Accounting Division	
	May 2001	Board Director, General Manager, Finance and Accounting Division	
	September 2002	Board Director, General Manager, Finance and Accounting Division	
	September 2003	Board Director, Senior Executive Officer, General Manager, Finance and Accounting Division	
	May 2004	Standing Corporate Auditor (Current)	
Teisuke Kitayama (October 26, 1946)	April 1969	Joined Mitsui Bank, Ltd. (now Sumitomo Mitsui Banking Corporation)	(1) 0 shares (2) 1,000 shares (3) 340 shares
	June 1997	Director, Sakura Bank, Ltd. (now Sumitomo Mitsui Banking Corporation)	
	April 2001	Managing Director and Managing Executive Officer, Sumitomo Mitsui Banking Corporation	
	June 2003	Senior Executive Managing Director, Sumitomo Mitsui Banking Corporation	
	June 2004	Director and Deputy President, Sumitomo Mitsui Financial Group, Inc.	
	June 2005	Representative Director and President, Sumitomo Mitsui Financial Group, Inc. (Current), and Chairman of the Board, Sumitomo Mitsui Banking Corporation (Current)	
	May 2006	Director, Mitsukoshi, Ltd. (Current)	

	October 2006	Director, FUJIFILM Holdings Corporation (Current)	
Sumio Iijima (May 6, 1941)	April 1966 December 1978 April 1988 January 1991 June 1994 September 2003 June 2006 June 2007	Admitted to bar (the Daini Tokyo Bar Association) Associated with Anderson, Mori & Rabinowitz (Tokyo) Auditor, TKC Corporation (Current) Instructor (civil practice), Legal Research & Training Institute of the Supreme Court Opened Tokyo Toranomon Law Office (Current) Auditor, Kitagawa Industries Co., Ltd. (Current) Lecturer, Chuo Law School (Current) Auditor, Mitsui O.S.K. Lines, Ltd. (Current) Corporate Auditor, Isetan Company Limited (Current)	(1) 0 shares (2) 0 shares (3) 0 shares

(Notes) 1. Messrs. Teisuke Kitayama and Sumio Iijima are candidates for Outside Corporate Auditors.

2. Mr. Teisuke Kitayama is the Director and Chairman (Representative Director) of Sumitomo Mitsui Banking Corporation, the main bank of Mitsukoshi, Ltd. Further, none of the other candidates have special vested interests in either Isetan or Mitsukoshi. Moreover, Sumitomo Mitsui Banking Corporation, of which Mr. Nobuo Kuroyanagi is Representative Director, is anticipated to be the primary bank of Isetan Mitsukoshi Holdings Ltd.

3. Mr. Teisuke Kitayama has been selected as a candidate for Outside Corporate Auditor on the basis of the judgment that he would be able to reflect his rich experience and wide-ranging perspective as executive of financial institutions in the oversight of Isetan Mitsukoshi Holdings Ltd. Note that Sumitomo Mitsui Banking Corporation, of which Mr. Teisuke Kitayama is Representative Director, received an administrative action from the Financial Services Agency of Japan in April 2006 on the basis of a trial by the Fair Trade Commission in December 2005 in relation to the methods of swap sales of interest directed at corporate clients. In response to this, Mr. Teisuke Kitayama, in his capacity as Representative Director, has carried out his duties by carrying out investigations of the case facts and creating policies to prevent reoccurrence, etc. Furthermore, Mr. Teisuke Kitayama is scheduled to resign from his position as Director (Outside) of Mitsukoshi, Ltd. on the day preceding the incorporation date of the Isetan Mitsukoshi Holdings Ltd.

4. It has been judged that Mr. Sumio Iijima can appropriately carry out the duties of Outside Corporate Auditor on the basis of his expertise concerning corporate legal affairs and management operation through his long career as a lawyer. Further, he has been selected as a candidate for Outside Corporate Auditor because he can utilize the specialized perspective of a lawyer to conduct oversight of Isetan Mitsukoshi Holdings Ltd. and create and maintain a compliance system. Note that his term as Outside Corporate Auditor of Isetan will be about five months, ending upon the conclusion of the Extraordinary General Meeting of Shareholders.

5. In the event that the appointments of Messrs. Teisuke Kitayama and Sumio Iijima are approved, Isetan Mitsukoshi Holdings Ltd. intends to enter into liability limitation agreements with the two, and the gist of the content is to limit the maximum liability amount to be borne by the two with respect to the said company to the amount stipulated in the laws and regulations. Further, Isetan has entered into a liability limitation agreement with Mr. Sumio Iijima, and the gist of the content is to establish the maximum liability amount to be borne by him with respect to the said company as either the predetermined amount which is more than

13 million yen, or the amount stipulated in the laws and regulations, whichever is higher.

9. Matters stipulated in Article 77 of the Ordinance for Enforcement of the Corporate Law concerning the entity that is to serve as the Accounting Auditor of Isetan Mitsukoshi Holdings Ltd.

The entity that is to serve as the Accounting Auditor of Isetan Mitsukoshi Holdings Ltd. is as indicated below:

(As of June 30, 2007)

Name	Ernst & Young ShinNihon	
Location of Principal Office	Hibiya Kokusai Building, 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo	
Profile (as of June 30, 2007)	Certified Public Accountants 1,780 Other Accounting Staff 1,338 Other Employees 772 Total 3,890 Number of Corporate Clients 4,354 Investments in Equity ¥1,724 million Offices, etc. Japan (including Tokyo) 33 Liaison Offices 2 Overseas Offices 24	
History	October 1985	Tetsuzo Ota & Company and Showa Audit Corporation merged to form Showa Ota & Co.
	January 1986	Daiichi Audit Corporation, Nisshin Audit Corporation, and Musashi Audit Corporation merged to form Century Audit Corporation
	April 2000	Showa Ota & Co. and Century Audit Corporation merged to form Century Ota Show & Co.
	July 2001	Changed corporate name to Ernst & Young ShinNihon

10. Remuneration, etc., for individuals who are to assume office as the initial Directors and Corporate Auditors of Isetan Mitsukoshi Holdings Ltd.

Remuneration, etc., for the individuals who are to assume office as the initial Directors and Corporate Auditors of Isetan Mitsukoshi Holdings Ltd. are as set forth in Exhibit 1, Articles of Incorporation, Article 2 of the Supplementary Provisions, as provided from page 31 herein. Isetan Mitsukoshi Holdings Ltd. is scheduled to initially have nine Directors and four Corporate Auditors.

11. Other references

(1) Matters to be noted concerning accounting related to the Stock Transfer (for reference purposes)

As the Stock Transfer will be treated as an "acquisition" under the accounting standard for business combinations, the purchase method is expected to be applied. In this case, the assets and liabilities of Mitsukoshi and its subsidiaries, which are the companies to be acquired in terms of accounting, will be accounted for in the consolidated financial statements of Isetan Mitsukoshi Holdings Ltd. at market price. Based on preliminary calculations at this time, it is expected that this will result in a consolidated amount negative goodwill of approximately ¥70.0 billion. However, please note that the aforementioned amount of negative goodwill is an estimate based on a preliminary calculation using the various figures obtained as of October 4, 2007, and changes may result in a different final amount. The final amount, amortization period, and other items will be announced upon determination.

(2) Changes to forecasts of performance by Mitsukoshi at the time of the preparation of the Stock Transfer Plan (for reference purposes)

Mitsukoshi has announced changes to forecasts of performance on October 4, 2007.

(3) Matters to be noted concerning interim dividends of Isetan Mitsukoshi Holdings Ltd. for the initial fiscal year (for reference purposes)

Isetan Mitsukoshi Holdings Ltd. is scheduled to forego the interim dividend for the initial fiscal year and make a collective dividend payment at the end of the fiscal year.

(4) Matters concerning so-called shark repellents (defense measures against takeovers) (for reference purposes)

Isetan Mitsukoshi Holdings Ltd. does not have plans to implement special defense measures against takeovers in the early stages of its incorporation.

12. Matters concerning resolutions on this proposal

This Proposal shall take effect upon approval by the general meetings of shareholders of Mitsukoshi and Isetan as stipulated in Article 8 of the Plan.

Further, in the event that the Plan becomes null and void due to matters stipulated in Article 12 (Validity of Plan) or Article 13 (Amendment of the Terms of the Stock Transfer and Cancellation Thereof) of the Plan, or in the event the Stock Transfer is cancelled, the resolution for approval of the Plan shall become null and void.

Proposal No. 2 Partial Amendments to the Articles of Incorporation

1. Reasons for Amendments

The provision concerning the record date for the ordinary general meetings of shareholders will no longer be necessary should "Incorporation of a Wholly-Owning Parent Company through Stock Transfer" be approved, since Isetan Mitsukoshi Holdings Ltd, the wholly-owning parent company established through stock transfer, will become the one and only shareholder of the

Company as of the date of its establishment. Consequently, the record date system for general meetings of shareholders shall be terminated, Article 16 (Record Date for Ordinary General Meetings of Shareholders) of the current Articles of Incorporation shall be expunged, and Article 17 and each Article thereafter shall be moved up by one.

These amendments to the Articles of Incorporation shall become effective subject to the conditions that Proposal No. 1 is approved, the Stock Transfer Plan as approved in Proposal No. 1 has not lost force by the day preceding February 29, 2008, and the stock transfer has not been cancelled.

Further, the amendments to the Articles of Incorporation under this Proposal shall take effect on February 29, 2008.

2. Details of Proposed Amendments

The details of the proposed amendments are as follows:

(Amended parts are underlined)

Current Articles of Incorporation	Proposed Amendments
(Record Date for Ordinary General Meetings of Shareholders) Article 16 The record date for the right to vote at ordinary general meetings of shareholders of the Company shall be the last day of February of each year.	(Delete)
Article 17	Article 16 Move up each article hereafter.

(For reference purposes)

The Company is scheduled to pay the (year-end) dividends from surplus for the fiscal year ending February 2008 (from March 1, 2007 to February 29, 2008) to the shareholders or pledgees of registered shares reported or recorded in the final shareholders' register as of February 29, 2008.

End of Document

Stock Transfer Plan (Copy)

Whereas, Isetan Company Limited (hereinafter referred to as "Isetan") and Mitsukoshi, Ltd. (hereinafter referred to as "Mitsukoshi") have agreed to execute a stock transfer by way of joint stock transfer, the two companies jointly prepare the Stock Transfer Plan (hereinafter referred to as the "Plan") as follows:

Article 1 (Stock Transfer)

In accordance with the provisions of the Plan, Isetan and Mitsukoshi shall execute a stock transfer by means of joint stock transfer on the date when a wholly-owning parent company incorporated through the stock transfer is newly established (hereinafter referred to as the "New Company") by having the New Company acquire all of the issued shares of Isetan and Mitsukoshi (hereinafter referred to as the "Stock Transfer").

Article 2 (Purpose, Trade Name, Location of Head Office, Total Number of Shares Authorized to be Issued by the New Company and Other Matters Stipulated in the Articles of Incorporation)

1. Purpose, trade name, location of the head office, total number of shares authorized to be issued of the New Company shall be as follows:
   (1) Purpose
   The purpose of the New Company shall be as defined in Article 2 of the Articles of Incorporation provided as Exhibit 1.
   (2) Trade name
   The trade name of the New Company shall be "Kabushiki Kaisha Mitsukoshi Isetan Holdings" and shall be expressed in English as "Isetan Mitsukoshi Holdings Ltd."

   (3) Location of the Head Office
   The New Company shall have its head office in Chuo-ku, Tokyo, and the registered address of the head office shall be at 6-16, Ginza 4-chome, Chuo-ku, Tokyo.
   (4) Total Number of Shares Authorized to be Issued
   The total number of shares authorized to be issued by the New Company shall be one billion five hundred million (1,500,000,000) shares.
2. In addition to that which is listed in the foregoing paragraph, matters set forth in the Articles of Incorporation of the New Company shall be as described in the Articles of Incorporation provided as Exhibit 1.

Article 3 (Names of the Directors, Corporate Auditors and Accounting Auditor of the New Company upon Incorporation)

1. The names of the Directors upon incorporation of the New Company shall be as follows:
   Nobukazu Muto
   Kunio Ishizuka
   Chihiro Nihashi
   Kouhei Amano
   Shinya Takada
   Ken Akamatsu
   Nobuo Kuroyanagi
   Shimpei Miyamura
   Morio Ikeda
2. The names of the Corporate Auditors upon incorporation of the New Company shall be as follows:

Ikuo Nihei
Kenichi Abe
Teisuke Kitayama
Sumio Iijima

3. The name of the Accounting Auditor upon incorporation of the New Company shall be as follows:
   Ernst & Young ShinNihon

Article 4 (Shares to be Issued upon Execution of the Stock Transfer and Allotment Thereof)

1. The New Company shall, upon execution of the Stock Transfer, issue common stock of the New Company to shareholders (including beneficial shareholders, the same shall apply hereinafter) of Isetan and Mitsukoshi reported or recorded in the last shareholders' register of Isetan and Mitsukoshi (including beneficial shareholders' registers, the same shall apply hereinafter) as of the day preceding the Incorporation Date of the New Company (as defined in Article 7, the same shall apply hereinafter) to replace the common stock owned by respective shareholders in (i) a number equivalent to the total number of common stock issued by Isetan as of the day preceding the Incorporation Date of the New Company, and (ii) a number equivalent to the total number of common stock issued by Mitsukoshi as of the day preceding the Incorporation Date of the New Company, multiplied by the number 0.34.
2. The New Company shall, upon execution of the Stock Transfer, allot shares of the New Company to shareholders of Isetan and Mitsukoshi reported or recorded in the last shareholders' register of Isetan and Mitsukoshi as of the day preceding the Incorporation Date of the New Company according to the following terms: one (1) common stock of the New Company to replace one (1) common stock of Isetan owned by shareholders, and 0.34 common stock of the New Company to replace one (1) common stock of Mitsukoshi owned by shareholders.

Article 5 (Matters Relevant to the Amounts of Capital and Reserve Funds, etc., of the New Company)

The amounts of capital and reserve funds, etc., of the New Company as of the Incorporation Date are as follows:

(1) Stated Capital
    50 billion yen
(2) Capital Reserve
    12.5 billion yen
(3) Earned Reserve
    0 yen
(4) Capital Surplus
    The amount calculated by subtracting the sum of the above (1) and (2) from the amount of paid-in capital under incorporation-type reorganization set forth in Article 83, Item 1 of the Ordinance for Corporate Accounting.

Article 6 (Share Options to be Issued upon Execution of the Stock Transfer and Allotment Thereof)

1.
   (1) On the premise that the agenda item entitled "Grant to the Board of Directors of Isetan the Authority to Determine the Subscription Requirements for Share Options to be issued to holders of Subscription Rights resolved at the 115th Ordinary General Meeting of Shareholders" will be adopted, Isetan shall issue, on or before the day preceding the Incorporation Date of the New Company, the Share Options entitled "Terms of the Seventh Series of Share Options of Isetan Company Limited" presented as Exhibit 14 (hereinafter referred to as the "Seventh Series of Share Options of Isetan") to replace the stock subscription

rights issued pursuant to the resolution of the Ordinary General Meeting of Shareholders held on June 29, 2000 and the resolution of the Board of Directors held on July 22, 2000 and granted under the Stock Subscription Grant Contract entered into with the directors of Isetan on August 1, 2000 (hereinafter referred to as the "Year 2000 Stock Subscription Rights of Isetan"), subject to waiver thereof, and shall allot in the proportion of one (1) share option of the Seventh Series of Share Options of Isetan per one (1) stock subscription right of the Year 2000 Stock Subscription Rights of Isetan to such holders of stock subscription rights.

(2) On the premise that the agenda item entitled "Grant to the Board of Directors of Isetan the Authority to Determine the Subscription Requirements for Share Options to be issued to holders of Subscription Rights resolved at the 116th Ordinary General Meeting of Shareholders" will be adopted, Isetan shall issue, on or before the day preceding the Incorporation Date of the New Company, the Share Options entitled "Terms of the Eighth Series of Share Options of Isetan Company Limited" presented as Exhibit 16 (hereinafter referred to as the "Eighth Series of Share Options of Isetan") to replace the stock subscription rights issued pursuant to the resolution of the Ordinary General Meeting of Shareholders held on June 28, 2001 and the resolution of the Board of Directors held on July 27, 2001 and granted under the Stock Subscription Grant Contract entered into with the directors, executive directors and employees of Isetan on August 7, 2001 (hereinafter referred to as the "Year 2001 Stock Subscription Rights of Isetan"), subject to waiver thereof, and shall allot in the proportion of one (1) share option of the Eighth Series of Share Options of Isetan per one (1) stock subscription right of the Year 2001 Stock Subscription Rights of Isetan to such holders of stock subscription rights.

2.

(1) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the First Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 3 entitled "Terms of the First Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "First Series of Share Options of the New Company") as the total number of the Share Options which have been issued to the Share Option Holders of the First Series of Share Options issued by Isetan (the terms thereof are as presented in Exhibit 2 entitled "Terms of the First Series of Share Options of Isetan Company Limited"; hereinafter referred to as the "First Series of Share Options of Isetan") to shareholders reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(2) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Second Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 5 entitled "Terms of the Second Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Second Series of Share Options of the New Company") as the total number of the Share Options which have been issued to the Share Option Holders of the Second Series of Share Options issued by Isetan (the terms thereof are as presented in Exhibit 4 entitled "Terms of the Second Series of Share Options of Isetan Company Limited"; hereinafter referred to as the "Second Series of Share Options of Isetan") to shareholders reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(3) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Third Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 7 entitled "Terms of the Third Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Third Series of Share Options of the New Company") as the total number of the Share Options which have been issued to the Share Option Holders of the Third Series of Share Options issued by Isetan (the terms thereof are as presented in Exhibit 6 entitled "Terms of the Third Series of Share Options of Isetan Company Limited";

hereinafter referred to as the "Third Series of Share Options of Isetan") to shareholders reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(4) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Fourth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 9 entitled "Terms of the Fourth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Fourth Series of Share Options of the New Company") as the total number of the Share Options which have been issued to the Share Option Holders of the Fourth Series of Share Options issued by Isetan (the terms thereof are as presented in Exhibit 8 entitled "Terms of the Fourth Series of Share Options of Isetan Company Limited"; hereinafter referred to as the "Fourth Series of Share Options of Isetan") to shareholders reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(5) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Fifth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 11 entitled "Terms of the Fifth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Fifth Series of Share Options of the New Company") as the total number of the Share Options which have been issued to the Share Option Holders of the Fifth Series of Share Options issued by Isetan (the terms thereof are as presented in Exhibit 10 entitled "Terms of the Fifth Series of Share Options of Isetan Company Limited"; hereinafter referred to as the "Fifth Series of Share Options of Isetan") to shareholders reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(6) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Sixth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 13 entitled "Terms of the Sixth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Sixth Series of Share Options of the New Company") as the total number of the Share Options which have been issued to the Share Option Holders of the Sixth Series of Share Options issued by Isetan (the terms thereof are as presented in Exhibit 12 entitled "Terms of the Sixth Series of Share Options of Isetan Company Limited"; hereinafter referred to as the "Sixth Series of Share Options of Isetan") to shareholders reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(7) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Seventh Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 15 entitled "Terms of the Seventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Seventh Series of Share Options of the New Company") as the total number of the Share Options which have been issued as of the day preceding the Incorporation Date of the New Company to the Share Option Holders of the Seventh Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(8) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Eighth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 17 entitled "Terms of the Eighth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Eighth Series of Share Options of the New Company") as the total number of the Share Options which have been issued as of the day preceding the Incorporation Date of the New Company to the Share Option Holders of the Eighth Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(9) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Ninth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 19 entitled "Terms of the Ninth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Ninth Series of Share Options of the New Company") as the total number of the Share Options which have been issued as of the day preceding the Incorporation Date of the New Company to the Share Option Holders of Share Options issued in June 2004 by Mitsukoshi (the terms thereof are as presented in Exhibit 18 entitled "Terms of Share Options issued in June 2004 of Mitsukoshi, Ltd. (Stock Compensation Type Share Options)"; hereinafter referred to as the "First Series of Share Options of Mitsukoshi") reported or recorded in the last share option register of Mitsukoshi as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(10) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Tenth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 21 entitled "Terms of the Tenth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Tenth Series of Share Options of the New Company") as the total number of the Share Options which have been issued as of the day preceding the Incorporation Date of the New Company to the Share Option Holders of Share Options issued in June 2005 by Mitsukoshi (the terms thereof are as presented in Exhibit 20 entitled "Terms of Share Options issued in June 2005 of Mitsukoshi, Ltd. (Stock Compensation Type Share Options)"; hereinafter referred to as the "Second Series of Share Options of Mitsukoshi") reported or recorded in the last share option register of Mitsukoshi as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(11) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Eleventh Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 23 entitled "Terms of the Eleventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Eleventh Series of Share Options of the New Company") as the total number of the Share Options which have been issued as of the day preceding the Incorporation Date of the New Company to the Share Option Holders of Share Options (for Directors) issued in June 2006 by Mitsukoshi (the terms thereof are as presented in Exhibit 22 entitled "Terms of Share Options issued in June 2006 of Mitsukoshi, Ltd. (for Directors)"; hereinafter referred to as the "Third Series of Share Options of Mitsukoshi") reported or recorded in the last share option register of Mitsukoshi as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

(12) The New Company shall, upon execution of the Stock Transfer, deliver the same number of the Twelfth Series of Share Options of the New Company (the terms thereof are as presented in Exhibit 25 entitled "Terms of the Twelfth Series of Share Options of Isetan Mitsukoshi Holdings Ltd."; hereinafter referred to as the "Twelfth Series of Share Options of the New Company") as the total number of the Share Options which have been issued as of the day preceding the Incorporation Date of the New Company to the Share Option Holders of Share Options (for Executive Officers with Special Titles) issued in June 2006 by Mitsukoshi (the terms thereof are as presented in Exhibit 24 entitled "Terms of Share Options issued in June 2006 of Mitsukoshi, Ltd. (for Executive Officers with Special Titles)"; hereinafter referred to as the "Fourth Series of Share Options of Mitsukoshi") reported or recorded in the last share option register of Mitsukoshi as of the day preceding the Incorporation Date of the New Company, to replace such Share Options.

3.

(1) The New Company shall, upon execution of the Stock Transfer, allot the First Series of Share Options of the New Company in the proportion of one (1) share option of the First Series of Share Options of the New Company per one (1) share option of the First Series of Share Options of Isetan to the Share Option Holders of the First Series of Share Options of Isetan

reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(2) The New Company shall, upon execution of the Stock Transfer, allot the Second Series of Share Options of the New Company in the proportion of one (1) share option of the Second Series of Share Options of the New Company per one (1) share option of the Second Series of Share Options of Isetan to the Share Option Holders of the Second Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(3) The New Company shall, upon execution of the Stock Transfer, allot the Third Series of Share Options of the New Company in the proportion of one (1) share option of the Third Series of Share Options of the New Company per one (1) share option of the Third Series of Share Options of Isetan to the Share Option Holders of the Third Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(4) The New Company shall, upon execution of the Stock Transfer, allot the Fourth Series of Share Options of the New Company in the proportion of one (1) share option of the Fourth Series of Share Options of the New Company per one (1) share option of the Fourth Series of Share Options of Isetan to the Share Option Holders of the Fourth Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(5) The New Company shall, upon execution of the Stock Transfer, allot the Fifth Series of Share Options of the New Company in the proportion of one (1) share option of the Fifth Series of Share Options of the New Company per one (1) share option of the Fifth Series of Share Options of Isetan to the Share Option Holders of the Fifth Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(6) The New Company shall, upon execution of the Stock Transfer, allot the Sixth Series of Share Options of the New Company in the proportion of one (1) share option of the Sixth Series of Share Options of the New Company per one (1) share option of the Sixth Series of Share Options of Isetan to the Share Option Holders of the Sixth Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(7) The New Company shall, upon execution of the Stock Transfer, allot the Seventh Series of Share Options of the New Company in the proportion of one (1) share option of the Seventh Series of Share Options of the New Company per one (1) share option of the Seventh Series of Share Options of Isetan to the Share Option Holders of the Seventh Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(8) The New Company shall, upon execution of the Stock Transfer, allot the Eighth Series of Share Options of the New Company in the proportion of one (1) share option of the Eighth Series of Share Options of the New Company per one (1) share option of the Eighth Series of Share Options of Isetan to the Share Option Holders of the Eighth Series of Share Options of Isetan reported or recorded in the last share option register of Isetan as of the day preceding the Incorporation Date of the New Company.

(9) The New Company shall, upon execution of the Stock Transfer, allot the Ninth Series of Share Options of the New Company in the proportion of one (1) share option of the Ninth Series of Share Options of the New Company per one (1) share option of the First Series of Share Options of Mitsukoshi, Ltd. to the Share Option Holders of the First Series of Share Options of Mitsukoshi, Ltd. reported or recorded in the last share option register of Mitsukoshi, Ltd. as of the day preceding the Incorporation Date of the New Company.

(10) The New Company shall, upon execution of the Stock Transfer, allot the Tenth Series of Share Options of the New Company in the proportion of one (1) share option of the Tenth Series of Share Options of the New Company per one (1) share option of the Second Series of Share Options of Mitsukoshi, Ltd. to the Share Option Holders of the Second Series of Share Options of Mitsukoshi, Ltd. reported or recorded in the last share option register of Mitsukoshi, Ltd. as of the day preceding the Incorporation Date of the New Company.

(11) The New Company shall, upon execution of the Stock Transfer, allot the Eleventh Series of Share Options of the New Company in the proportion of one (1) share option of the Eleventh Series of Share Options of the New Company per one (1) share option of the Third Series of Share Options of Mitsukoshi, Ltd. to the Share Option Holders of the Third Series of Share Options of Mitsukoshi, Ltd. reported or recorded in the last share option register of Mitsukoshi, Ltd. as of the day preceding the Incorporation Date of the New Company.

(12) The New Company shall, upon execution of the Stock Transfer, allot the Twelfth Series of Share Options of the New Company in the proportion of one (1) share option of the Twelfth Series of Share Options of the New Company per one (1) share option of the Fourth Series of Share Options of Mitsukoshi, Ltd. to the Share Option Holders of the Fourth Series of Share Options of Mitsukoshi, Ltd. reported or recorded in the last share option register of Mitsukoshi, Ltd. as of the day preceding the Incorporation Date of the New Company.

Article 7 (Incorporation Date of the New Company)

The date when the incorporation of the New Company must be registered (hereinafter referred to as the "Incorporation Date of the New Company") shall be April 1, 2008. However, if necessity arises in the course of the procedures to be taken for the Stock Transfer, or if necessary otherwise, such date may be changed through mutual consultation between Isetan and Mitsukoshi.

Article 8 (General Meetings of Shareholders at which Approval of the Stock Transfer Plan is Voted on)

1. Isetan shall convene an extraordinary meeting of shareholders on November 20, 2007, and shall request the adoption of a resolution for approval of the Plan and matters necessary for the Stock Transfer.
2. Mitsukoshi shall convene an extraordinary meeting of shareholders on November 20, 2007, and shall request the adoption of a resolution for approval of the Plan and matters necessary for the Stock Transfer.
3. If necessity arises in the course of the procedures to be taken for the Stock Transfer, or if necessary otherwise, the date of meetings of shareholders set forth in the preceding two (2) paragraphs may be changed through mutual consultation between Isetan and Mitsukoshi.

Article 9 (Listing of Shares, Transfer Agent)

1. The New Company plans to list its issued shares on the Tokyo Stock Exchange on the Incorporation Date of the New Company.
2. The transfer agent of the New Company shall be Mitsubishi UFJ Trust and Banking Corporation.

Article 10 (Distribution of Surplus)

1. Isetan may distribute surplus of up to a maximum of 1.2 billion yen in aggregate and 5 yen per share to shareholders or registered share pledgees reported or recorded in the last shareholders' register as of September 30, 2007.
2. Isetan may distribute surplus of up to a maximum of 2.4 billion yen in aggregate and 10 yen per

share to shareholders or registered share pledgees reported or recorded in the last shareholders' register as of March 31, 2008. However, the standard for dividends per share shall be determined within the range of such maximum amounts on the basis of the following formula:
(Net income − 10 billion yen) (However, it shall be zero (0) yen when net income falls short of 10 billion yen) × 30% ÷ Number of issued shares + 10 yen − Amount of interim dividends (The figure is rounded off to a whole yen amount).

3. Mitsukoshi may distribute surplus of up to a maximum of 1.6 billion yen in aggregate and 3 yen per share to shareholders or registered share pledgees reported or recorded in the last shareholders' register as of February 29, 2008.
4. Excluding the cases provided for in the foregoing three (3) paragraphs, Isetan and Mitsukoshi shall not, during the period following the preparation of the Plan and until the Incorporation Date of the New Company, adopt any resolution to distribute surplus which has as its record date any day preceding the Incorporation Date of the New Company.

Article 11 (Management, etc., of Corporate Properties)

1. Isetan and Mitsukoshi shall execute their own businesses, and manage and operate properties thereof to the normal extent with due care of a good manager, respectively, during the period after the preparation of the Plan and until the Incorporation Date of the New Company, and with respect to acts that have material impact on the properties or rights and obligations of each party, Isetan and Mitsukoshi shall carry out such activities only following consultation between Isetan and Mitsukoshi.
2. Notwithstanding Paragraph 1, Isetan shall request the adoption of a resolution at the extraordinary meeting of shareholders stipulated in Article 8, Paragraph 1 concerning an amendment of its Articles of Incorporation to erase the provision regarding the record date of general meetings of shareholders with a proviso that the Plan has not lost its validity and that the Stock Transfer is not canceled by the day immediately before March 31, 2008.
3. Notwithstanding the provision of Paragraph 1, Mitsukoshi shall request the adoption of a resolution at the extraordinary meeting of shareholders stipulated in Article 8, Paragraph 2 concerning an amendment of its Articles of Incorporation to erase the provision regarding the record date of general meetings of shareholders with a proviso that the Plan has not lost its validity and that the Stock Transfer is not canceled by the day immediately before February 29, 2008.
4. Notwithstanding the provision of Paragraph 1, Isetan may issue share options in accordance with the provisions of Article 6, Paragraph 1.

Article 12 (Validity of the Plan)

The Plan shall become null and void in the case that a resolution for approval of the Plan and matters necessary for the Stock Transfer fail to pass at either of the meetings of shareholders of Isetan or Mitsukoshi as stipulated in Article 8.

Article 13 (Amendment of Terms of the Stock Transfer and Cancellation Thereof)

During the period after the preparation of the Plan and until the Incorporation Date of the New Company, in cases where any material change occurs in the financial or business conditions of Isetan or Mitsukoshi, or any event effecting a material impediment in the execution of the Stock Transfer occurs or appears, or it otherwise becomes extremely difficult to realize the purposes of the Plan, the terms of the Stock Transfer and other contents of the Plan may be amended or the Stock Transfer may be canceled through mutual consultation between Isetan and Mitsukoshi.

Article 14 (Matters for Consultation)

In addition to matters stipulated in the Plan, matters not stipulated in the Plan or other matters necessary for the Stock Transfer shall be determined through mutual consultation between Isetan and Mitsukoshi in accordance with the purposes of the Plan.

IN WITNESS THEREOF, Isetan and Mitsukoshi have caused this Plan to be executed in duplicate and signed and sealed by both parties, with each party retaining one copy.

October 4, 2007

Nobukazu Muto, Representative Director, President and CEO
Isetan Company Limited.
14-1, Shinjuku 3-chome, Shinjuku-ku, Tokyo

Kunio Ishizuka, Representative Director and President
Mitsukoshi, Ltd.
4-1, Nihonbashi Muromachi 1-chome, Chuo-ku, Tokyo

Exhibit 1

Articles of Incorporation

Isetan Mitsukoshi Holdings Ltd.

Chapter 1. General Provisions

(Corporate Name)

Article 1. The name of the Company shall be "Kabushiki Kaisha Mitsukoshi Isetan Holdings" and shall be expressed in English as "Isetan Mitsukoshi Holdings Ltd."

(Purpose)

Article 2. The Company intends to control and manage the business activities of companies that operate the following businesses as well as foreign companies that operate equivalent businesses by holding shares or equities of such companies:

(1) Department stores, mail order and wholesale businesses, and businesses conducting the manufacturing and processing of relevant goods
(2) Agency services for domestic and overseas business transactions, import/export services, and rental services
(3) Producing and processing of processed foods including canned and bottled goods, and frozen prepared foods, and soft and flavored drinks
(4) Importing and sales of pharmaceutical products, pharmaceutical products for animals, medical equipment, cosmetic goods, poisonous substances, deleterious substances, fertilizers, agricultural chemicals, rice products, alcoholic beverages, cigarettes and salt, etc., and sales of postal and revenue stamps
(5) Design, execution, and management of construction, civil engineering, interior finishing, and carpentering, in addition to related contracting businesses, etc.
(6) Buying and selling, rental, brokering, and management of real estate, and businesses related to housing development
(7) Cleaning, security, and maintenance services for buildings
(8) Travel agency businesses under the Travel Agency Law
(9) Life insurance solicitation, non-life insurance agency businesses, and insurance agency businesses under the Automobile Liability Security Law
(10) Freight handling, transport of motor trucks and passenger vehicles, automotive mechanics, and warehousing
(11) Temp staff dispatch agency
(12) Assistive products rental, special assistive products sales, and designated home care nursing service and home care nursing support under the Nursing Care Insurance Law
(13) Nursing care prevention assistive products rental, special nursing care prevention assistive products sales, and designated nursing care prevention services under the Nursing Care Insurance Law
(14) Entertainment such as movies, theater, etc., and the planning, production and sales of movies, records, video tapes, video discs, and compact discs, etc.
(15) Rental and lease of movable properties
(16) Information processing and provision services, telecommunication services under the Telecommunications Business Law, cable and general broadcasting, and publishing
(17) Money exchange and businesses relating to the issuing and handling of prepaid vouchers
(18) Monetary financing and brokerage of loans, warrant and collection services agency businesses, and businesses relating to the handling of credit cards
(19) Sales of measuring apparatuses and monopoly goods, small-scale transport services, barber shops, beauty salons, dry cleaning, advertising businesses, trade in antique goods, photography, and sewing and processing businesses
(20) Management of pharmacies, clinics, parking lots, hotels, inns, wedding halls, restaurants, coffee shops, pet shops, amusement facilities, sports facilities, sports classes, educational facilities, cultural facilities, cultural classes, and business schools

(21) Buying/selling, mediating, and distribution of memberships in golf courses and sports facilities
(22) Management of specialty stores selling clothing and everyday sundries
(23) Holding, investment, management, buying/selling, administration, mediation, and use of securities
(24) Research, development, and consulting relating to each of the foregoing items, and businesses relating to training, guidance, and human resource development
(25) Any businesses incidental or relating to each of the foregoing items

2. The Company may operate businesses specified in each item of the foregoing paragraph.

(Location of Head Office)
Article 3. The Company shall have its head office in Chuo-ku, Tokyo.

(Organizations)
Article 4. The Company shall have the following organs, in addition to the General Meeting of Shareholders and the Directors:
(1) Board of Directors
(2) Corporate Auditors
(3) Board of Corporate Auditors
(4) Accounting Auditor

(Method of Public Notice)
Article 5. Public notices of the Company shall be in the form of electronic notices, provided, however, that in cases where the Company's public notices cannot be given by electronic means due to accidents or other unavoidable causes, the public notices shall be published in the *Nihon Keizai Shimbun*.

Chapter 2. Shares

(Total Number of Shares Authorized to be Issued)
Article 6. The total number of shares authorized to be issued by the Company shall be one billion five hundred million (1,500,000,000) shares.

(Acquisition of Treasury Stocks)
Article 7. The Company shall be entitled to acquire treasury stocks through market trades, etc., by a resolution of the Board of Directors and in accordance with the provisions of Article 165, Paragraph 2 of the Corporate Law.

(Issuance and Type of Share Certificates)
Article 8. The Company shall issue share certificates representing its issued shares.

2. The type of share certificates issued by the Company shall be in accordance with the Share Handling Regulations determined by the Board of Directors (hereinafter referred to as the "Share Handling Regulations").

(The Number of Shares Constituting One (1) Unit and Non Issuance of Share Certificates for Shares Constituting Less Than One (1) Unit)
Article 9. The number of shares constituting one (1) unit of shares of the Company shall be one hundred (100) shares.

2. Notwithstanding the provisions of Article 8, the Company shall not issue share certificates for shares constituting less than one (1) unit of shares (hereinafter referred to as "Unit Deficient Shares"), except as set forth in the provisions of the Share Handling Regulations.

(Rights Relevant to Unit Deficient Shares)

Article 10. No shareholders of the Company (including beneficial shareholders; the same shall apply hereinafter) shall be entitled to exercise any rights other than those listed below in relation to the unit deficient shares owned by such shareholders.

(1) Rights provided for in each item of Article 189, Paragraph 2 of the Corporate Law

(2) Right to make a request in accordance with Article 166, Paragraph 1 of the Corporate Law

(3) Right to receive allotment of offered shares and offered share options in proportion to the number of shares held

(4) Right to make a request that is provided for in Article 11.

(Request for the Sale of Unit Deficient Shares)

Article 11. Shareholders of the Company shall be entitled to request in accordance with the provisions of the Share Handling Regulations that the Company sell to the shareholders such number of shares which will, when added to the unit deficient shares already held by such shareholder, constitute one (1) unit, provided, however, that this provision shall not be applicable when the Company does not own treasury stocks to be transferred.

(Transfer Agent)

Article 12. The Company shall maintain a transfer agent.

2. The appointment of the transfer agent and its handling office shall be determined by resolution of the Board of Directors, and the Company shall give public notice thereof.

3. The preparation and retention of the shareholders' register (including the beneficial shareholders' register; the same shall apply hereinafter), the register of share options and the register of lost share certificates, and other matters relating to shares and share options of the Company shall be handled by the transfer agent, and the Company shall not handle such matters.

(Share Handling Regulations)

Article 13. Handling of shares and share options of the Company and the fees thereof shall be governed by laws and regulations and the Articles of Incorporation, as well as the Share Handling Regulations.

Chapter 3. General Meeting of Shareholders

(Convocation)

Article 14. Ordinary general meetings of shareholders shall be convened within three (3) months from the day following the end of each fiscal year, and extraordinary meetings of shareholders shall be convened as the need arises.

(Record Date for General Meetings of Shareholders)

Article 15. The Company shall deem shareholders reported or recorded in the final shareholders' register of March 31 of each year to be the shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders of the corresponding fiscal year.

2. If it is necessary, the Company may, upon giving prior notice, designate a specified date as the record date through a resolution of the Board of Directors, except in the case where it is otherwise provided for in the preceding paragraph and the Articles of Incorporation.

(Convener and Chairperson)

Article 16. The Representative Director shall convene and preside over the general meetings of shareholders.

2. In cases where there are two (2) or more Representative Directors, the one selected in advance by a resolution of the Board of Directors shall be responsible for the duties.

3. In cases where an accident befalls the person selected as per the preceding two (2) paragraphs, another Director shall act in his or her place in the order of preference previously fixed by a resolution of the Board of Directors.

(Disclosure via Internet and Deemed Delivery of Reference Documents for General Meetings of Shareholders, etc.)

Article 17. When convening a general meeting of shareholders, it shall be deemed that the Company has provided shareholders with necessary information that should be reported or indicated in the reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements, and consolidated financial statements, on the condition that such information is disclosed through the Internet pursuant to the Ministry of Justice Ordinance.

(Method of Resolution)

Article 18. Resolutions of general meetings of shareholders shall be adopted by a majority of the voting rights of the shareholders entitled to exercise voting rights who are present at general meetings of shareholders, except where otherwise provided for by laws and regulations or the Articles of Incorporation.

2. Resolutions provided for in Article 309, Paragraph 2 of the Corporate Law shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of shareholders present at general meetings of shareholders, the quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

(Voting by Proxy)

Article 19. A shareholder may exercise voting rights through appointing as proxy an attending shareholder who has voting rights. In this case, a document evidencing the authority of a proxy must be filed with the Company for each and prior to each relevant general meeting of shareholders.

(Minutes of Meetings)

Article 20. The substance of the proceedings at a general meeting of shareholders and the results thereof, as well as other matters provided for in laws and regulations, shall be reported or recorded in the minutes of the general meeting of shareholders.

Chapter 4. Directors and the Board of Directors

(Number of Members)

Article 21. The Company shall not have more than twelve (12) Directors.

(Method of Appointment)

Article 22. Directors shall be appointed by resolution of a general meeting of shareholders.

2. Resolutions for appointment of Directors as stipulated in the preceding paragraph shall be adopted by an affirmative vote of the majority of voting rights of shareholders present at the general meeting of shareholders, the quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

3. With respect to resolutions for the appointment of Directors, no cumulative voting shall be used.

(Term of Office)

Article 23. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within one (1) year after his or her appointment.

(Representative Director and Directors with Special Titles)

Article 24. Representative Directors shall be appointed by resolution of the Board of Directors.

2. The Board of Directors shall designate one (1) President from among the Representative Directors by its resolution.

3. Each of the Representative Directors shall conduct company business on behalf of the Company on the basis of resolutions of the Board of Directors.

(Convocation of Board of Directors Meetings)

Article 25. Notices of convocation of Board of Directors meetings shall be given to each Director and Corporate Auditor no later than three (3) days prior to the date of such meeting, provided, however, that such period may be shortened in the case of an emergency.

2. In cases where all Directors and Corporate Auditors give consent, a Board of Directors meeting may be held without undertaking the procedures of convocation.

(Convener and Chairperson of the Board of Directors)

Article 26. The Representative Director shall convene and preside over the meetings of the Board of Directors.

2. In cases where there are two (2) or more Representative Directors, the one selected in advance by a resolution of the Board of Directors shall be responsible for the duties.

3. In cases where an accident befalls the person selected as per the preceding two (2) paragraphs, another Director shall act in his or her place in the order of preference previously fixed by a resolution of the Board of Directors.

(Method of Resolution of the Board of Directors)

Article 27. Resolutions of the Board of Directors shall be adopted by an affirmative vote of the majority of Directors present at meetings, the quorum for which shall be the majority of the Directors entitled to vote.

(Omission of Resolutions of the Board of Directors)

Article 28. In the event that the requirements under Article 370 of the Corporate Law are fulfilled, the Company shall deem that a proposal on agenda at the meeting of the Board of Directors is adopted by resolution of the Board of Directors.

(Minutes of Board of Directors Meetings)

Article 29. The substance of the proceedings and the results thereof, as well as other matters provided for in laws and regulations, shall be reported or recorded in the minutes of Board of Directors meetings, and the attending Directors and Corporate Auditors shall inscribe their names and affix their seals thereon.

(Rules of the Board of Directors)

Article 30. Any matter relating to the Board of Directors shall be governed by laws and regulations, the Articles of Incorporation, and the Rules of the Board of Directors established by the Board of Directors (hereinafter the "Rules of the Board of Directors").

(Remuneration, etc.)

Article 31. Remuneration, bonuses and other economic benefits granted by the Company in consideration of execution of duties (hereinafter referred to as the "Remuneration, etc.") to Directors shall be decided by resolution of a general meeting of shareholders.

(Exemption from Liability of Directors)
Article 32. Pursuant to the provisions of Article 426, Paragraph 1 of the Corporate Law, the Company may, by a resolution of the Board of Directors, exempt Directors (including former Directors) from liabilities for damages incurred due to nonperformance of their duties to the extent permitted by laws and regulations.

(Liability Limitation Agreement with Outside Directors)
Article 33. Pursuant to the provisions of Article 427, Paragraph 1 of the Corporate Law, the Company may enter into agreements with Outside Directors to limit their liabilities for damages incurred due to nonperformance of their duties, provided, however, that the maximum amount of liabilities for damages under such agreements shall be the amount prescribed by laws and regulations.

(Executive Officers)
Article 34. The Company may appoint executive officers by a resolution of the Board of Directors.
2. Any matter relating to the executive officers shall be governed by the Rules of the Board of Directors, and the Rules of Executive Officers established by the Board of Directors.

Chapter 5. Corporate Auditors and the Board of Corporate Auditors

(Number of Members)
Article 35. The company shall not have more than five (5) Corporate Auditors.

(Method of Appointment)
Article 36. Corporate Auditors shall be appointed by resolution of a general meeting of shareholders.
2. Resolutions for appointment of Corporate Auditors as stipulated in the preceding paragraph shall be adopted by an affirmative vote of the majority of voting rights of shareholders present at the general meeting of shareholders, the quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

(Term of Office)
Article 37. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within four (4) years after their appointment.
2. The term of office of a Corporate Auditor appointed to fill a vacancy created by resignation of a Corporate Auditor during the term of office shall be coterminous with the remainder of the term of office of such predecessor Corporate Auditor.

(Full-Time Corporate Auditors)
Article 38. The Board of Corporate Auditors shall appoint a full-time Corporate Auditor by its resolution.

(Convocation of Board of Corporate Auditors Meetings)
Article 39. Notices of convocation of Board of Corporate Auditors meetings shall be given to each Corporate Auditor no later than three (3) days prior to the date of such meeting, provided, however, that such period may be shortened in the case of an emergency.
2. In cases where all Corporate Auditors give consent, a Board of Corporate Auditors meeting may be held without taking the procedures of convocation.

(Method of Resolution of the Board of Corporate Auditors)
Article 40. Unless otherwise provided for in laws and regulations, resolutions of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of Corporate Auditors.

(Minutes of Board of Corporate Auditors Meetings)

Article 41. The substance of the proceedings and the results thereof, as well as other matters provided for in laws and regulations, shall be reported or recorded in the minutes of Board of Corporate Auditors meetings, and the attending Corporate Auditors shall inscribe their names and affix their seals thereon.

(Rules of Board of Corporate Auditors)

Article 42. Any matter relating to the Board of Corporate Auditors shall be governed by laws and regulations, the Articles of Incorporation, and the Rules of the Board of Corporate Auditors established by the Board of Corporate Auditors.

(Remuneration, etc.)

Article 43. The remuneration, etc., for Corporate Auditors shall be decided by resolution of a general meeting of shareholders.

(Exemption from Liability of Corporate Auditors)

Article 44. Pursuant to the provisions of Article 426, Paragraph 1 of the Corporate Law, the Company may, by a resolution of the Board of Directors, exempt Corporate Auditors (including former Corporate Auditors) from liabilities for damages incurred due to nonperformance of their duties to the extent permitted by laws and regulations.

(Liability Limitation Agreement with Outside Corporate Auditors)

Article 45. Pursuant to the provisions of Article 427, Paragraph 1 of the Corporate Law, the Company may enter into agreements with Outside Corporate Auditors to limit their liabilities for damages incurred due to nonperformance of their duties, provided, however, that the maximum amount of liabilities for damages under such agreements shall be the amount prescribed by laws and regulations.

Chapter 6. Accounts

(Fiscal Year)

Article 46. The fiscal year of the Company shall be one (1) year, commencing on April 1 of each year and ending on March 31 of the following year.

(Decision-Making Body for the Distribution of Surplus)

Article 47. The Company shall decide on matters prescribed in each item of Article 459, Paragraph 1 of the Corporate Law, by a resolution of the Board of Directors, including distribution of surplus, unless otherwise provided for by laws and regulations.

(Record Date for Surplus)

Article 48. Dividends from surplus shall be declared to shareholders or pledgees of registered shares reported or recorded in the final shareholders' register as of the end of each fiscal year.

2. The Company may declare dividends from surplus in cash form as set forth in the provisions of Article 454, Paragraph 5 of the Corporate Law to shareholders or pledgees of registered shares reported or recorded in the final shareholders' register as of September 30 of each year by a resolution of the Board of Directors.

3. In addition to the preceding two (2) paragraphs, the Company may designate a specified date as the record date and declare dividends from surplus.

(Period of Limitation and Interest on Dividends)

Article 49. In the event that cash payment of the distributed assets is not received within three (3) years from the confirmation date of such payment, the Company shall be discharged from liability for such payment.

2. No interest shall accrue on the cash payment as defined in the preceding paragraph.

Supplementary Provisions

(Initial Fiscal Year)

Article 1. Notwithstanding the provisions of Article 46 hereof, the initial fiscal year of the Company shall commence on the incorporation date of the Company and end on March 31, 2009.

(Remuneration, etc., for Initial Directors and Corporate Auditors)

Article 2. Notwithstanding the provision of Article 31 hereof, the amount of Remuneration, Etc., for Directors of the Company for the period from the incorporation date to the close of the first general meeting of shareholders (hereinafter referred to as the "Amount of Initial Remuneration") shall be not more than twenty five million yen (¥25,000,000) per month. Further, notwithstanding the provision of Article 43 hereof, the Amount of Initial Remuneration for Corporate Auditors shall be not more than seven million yen (¥7,000,000) per month.

Article 3. These Supplementary Provisions shall be deleted upon the closing of the first ordinary general meeting of shareholders.

Exhibit 2

Descriptions of the First Series of Share Options of Isetan Company Limited

1. Name of share options

The First Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 100 shares.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, the number of shares subject to the share options shall be adjusted in accordance with the following formula, provided, however, that this adjustment shall be made only with respect to the share options which have not been exercised by the relevant persons.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

(Rounding down fractions of less than one share)

3. Amount to be paid upon the exercise of each share option

The amount calculated by multiplying ¥1,162 by 100

In addition, in the event that Isetan conducts a stock split or stock consolidation, the paid-in amount shall be adjusted in accordance with the following formula.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, in the event that Isetan issues new shares at a paid-in amount which is lower than the market value, the paid-in amount shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to the directors and employees of Isetan prior to 2001).

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

4. Exercise period for share options

From July 1, 2004 to June 26, 2012

5. Terms for exercising share options (excluding the paid-in amount and exercise period)

   i. A person who is issued share options (hereinafter referred to as the "Share Option Holder") may exercise such options even after losing the position of director or employee of Isetan. In addition, in the event of death of the Share Option Holder, a heir may exercise such options, provided, however, that such exercise in either case shall be subject to the terms provided in an agreement on allotment of share options as specified in the subsequent paragraph ii.

   ii. Other conditions shall be as prescribed in the "Agreement on Allotment of Share Options" to be entered into between Isetan and its directors and employees on the basis of a resolution of a general meeting of shareholders and a resolution of the Board of Directors.

   Details of the "Agreement on Allotment of Share Options" are as follows:

   Conditions for exercising share options granted to directors are as follows:

   (1) Exercise of share options shall be in one (1) unit increments.

   (2) In cases where, for reasons other than death, one loses one's position as director, one loses one's position as director due to appointment as executive officer, or one loses one's position as director due to appointment as executive officer, then re-assumes one's position as director, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if four years have passed since the date of losing the last position.

   (3) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

   Conditions for exercising share options granted to executive officers are as follows:

   (1) Exercise of share options shall be in one (1) unit increments.

   (2) In cases where, for reasons other than death, one loses one's position as executive

officer, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if four years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director of Isetan immediately following the loss of the position as executive officer, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director of Isetan.

(3) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

Conditions for exercising share options granted to employees are as follows:

(1) Exercise of share options shall be in one (1) unit increments.

(2) In cases where, for reasons other than death, one loses one's position as employee, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if four years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director or executive officer of Isetan immediately following the loss of the position as employee, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director or executive officer of Isetan.

(3) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Employee Welfare, Human Resource Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from

the date of the Share Option Holder's death.

6. Reasons Isetan may acquire share options and terms of acquisition

In the event that the Share Option Holder no longer fulfills the conditions for exercising the options pursuant to the provisions set forth in the "Agreement on Allotment of Share Options," Isetan shall acquire the share options without compensation.

The conditions set forth in the "Agreement on Allotment of Share Options" are as follows:

Share options granted to directors

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to Article 254-2 of the Commercial Code;

(B) dismissal of the Share Option Holder as Director pursuant to Article 257 of the Commercial Code;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options granted to executive officers

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

 (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

 (B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

 (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

 (D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

 (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

 (F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options granted to employees

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board

of Directors of Isetan upon any of the following events:

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(C) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

7. Amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares of common stock of Isetan due to exercise of share options

It shall be the amount deducting the amount to be incorporated into the stated capital from the paid-in amount. The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the paid-in amount by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. In the case of stock exchange or stock transfer

In the event of a stock exchange or stock transfer whereby Isetan becomes a wholly owned subsidiary, Isetan shall cede any obligations associated with share options to the company which becomes its wholly owning parent company by way of the stock exchange or stock transfer. Furthermore, a policy to decide on the terms of the share options in the case of succession (hereinafter referred to as the "Terms Decision Policy") shall be as follows:

i. Class and number of shares of the target wholly owning parent company

The number of shares upon making an adjustment in accordance with the ratio of stock exchange or stock transfer on shares of the same type of the parent company (provided, however, that if this adjustment is made, the number of shares represented by one (1) share option after the adjustment shall be the adjusted number of shares divided by the number of issued share options which have not been exercised. Furthermore, fractions of the adjusted number of shares which are less than one (1) share shall be rounded down, and the same shall apply to the number of shares represented by one (1) share option).

ii. With regard to other terms of the Terms Decision Policy, the same shall be applied to the "Share Option Subscription Form and Agreement on Allotment of Share Options."

10. Share options certificates

It shall be issued only if a request is made by the Share Option Holder.

Exhibit 3

Descriptions of the First Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The First Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 100 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Isetan, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,162.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, in the event that, with respect to its common stock, Isetan issues new shares of Isetan or disposes of treasury stock at a price lower than the market value, or in the event that after issuance of share options, with respect to its common stock, the Company issues new shares of the Company or disposes of treasury stock at an Exercise Price that is lower than the market value on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to the directors and employees of Isetan prior to 2001).

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \frac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

Definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by the Representative Director of the Company.

4. Exercise period for share options

From April 1, 2008 to June 26, 2012

5. Terms for exercising share options

Terms for exercising share options to be delivered to replace for the First Series of Share Options of Isetan granted to directors of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the First Series of Share Options of Isetan Company Limited) loses the position as director of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, and then re-assumes the position as director of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if four years have passed since the date of losing the last position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the First Series of Share Options of Isetan Company Limited) dies,

an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the First Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the First Series of Share Options of Isetan granted to executive officers of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the First Series of Share Options of Isetan Company Limited) loses the position as executive officer of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if four years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option

Holders by inheriting the First Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the First Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an executive officer of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the First Series of Share Options of Isetan granted to employees of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the First Series of Share Options of Isetan Company Limited) loses the position as employee of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if four years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director or executive officer of the Company or Isetan, (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the First Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by Representative Director of the Company to a division designated by Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the First Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an employee of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Share options to be delivered to replace the First Series of Share Options of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director of the Company or Isetan;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the First Series of Share Options of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of

Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the First Series of Share Options of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulations concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the exercise price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The exercise price after the reorganization shall be the amount calculated by adjusting the exercise price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4., or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the

Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 4

Descriptions of the Second Series of Share Options of Isetan Company Limited

1. Name of share options

The Second Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 100 shares.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, the number of shares subject to the share options shall be adjusted in accordance with the following formula, provided, however, that this adjustment shall be made only with respect to the share options which have not been exercised by the relevant persons.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

(Rounding down fractions of less than one share)

3. Amount to be paid upon the exercise of each share option

The amount calculated by multiplying ¥891 by 100

In addition, in the event that Isetan conducts a stock split or stock consolidation, the paid-in amount shall be adjusted in accordance with the following formula.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, at a paid-in amount which is lower than the market value, the paid-in amount shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to the directors and employees of Isetan prior to 2001).

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

4. Exercise period for share options

From July 1, 2005 to June 26, 2010

5. Terms for exercising share options (excluding the paid-in amount and exercise period)

   i. A person who is issued share options (hereinafter referred to as the "Share Option Holder") may exercise such options even after losing the position of director or employee of Isetan. In addition, in the event of death of the Share Option Holder, a heir may exercise such options, provided, however, that such exercise in either case shall be subject to the terms provided in a "Share Option Subscription Form and Agreement on Allotment of Share Options" as specified in the subsequent paragraph ii.

   ii. Other conditions shall be as prescribed in the "Share Option Subscription Form and Agreement on Allotment of Share Options" to be entered into between Isetan and its directors and employees on the basis of a resolution of a general meeting of shareholders and a resolution of the Board of Directors.

   Details of the "Share Option Subscription Form and Agreement on Allotment of Share Options" are as follows:

   Conditions for exercising share options granted to directors are as follows:

   (1) Exercise of share options shall be in one (1) unit increments.

   (2) In cases where, for reasons other than death, one loses one's position as director, one loses one's position as director due to appointment as executive officer, or one loses one's position as director due to appointment as executive officer, then re-assumes one's position as director, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the date of losing the last position.

   (3) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

   Conditions for exercising share options granted to executive officers are as follows:

   (1) Exercise of share options shall be in one (1) unit increments.

   (2) In cases where, for reasons other than death, one loses one's position as executive

officer, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director of Isetan immediately following the loss of the position as executive officer, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director of Isetan.

(3) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

Conditions for exercising share options granted to employees are as follows:

(1) Exercise of share options shall be in one (1) unit increments.

(2) In cases where, for reasons other than death, one loses one's position as employee, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director or executive officer of Isetan immediately following the loss of the position as employee, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director or executive officer of Isetan.

(3) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Employee Welfare, Human Resource Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from

the date of the Share Option Holder's death.

6. Reasons Isetan may acquire share options and terms of acquisition

Share options shall be acquired in the event that the Share Option Holder no longer fulfills the conditions for exercising the options pursuant to the provisions set forth in the "Share Option Subscription Form and Agreement on Allotment of Share Options." In such case, the share options shall be acquired without compensation.

The conditions set forth in the "Share Option Subscription Form and Agreement on Allotment of Share Options" are as follows:

Share options granted to directors

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to Article 254-2 of the Commercial Code;

(B) dismissal of the Share Option Holder as Director pursuant to Article 257 of the Commercial Code;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options granted to executive officers

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

(B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options granted to employees

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial

Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(C) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

7. Amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares of common stock of Isetan due to exercise of share options

It shall be the amount deducting the amount to be incorporated into the stated capital from the paid-in amount. The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the paid-in amount by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. In the case of stock exchange or stock transfer

In the event of a stock exchange or stock transfer whereby Isetan becomes a wholly owned subsidiary, Isetan shall cede any obligations associated with share options to the company which becomes its wholly owning parent company by way of the stock exchange or stock transfer. Furthermore, a policy to decide on the terms of the share options in the case of succession (hereinafter referred to as the "Terms Decision Policy") shall be as follows:

i. Class and number of shares of the target wholly owning parent company

The number of shares upon making an adjustment in accordance with the ratio of stock exchange or stock transfer on shares of the same type of the parent company (provided, however, that if this adjustment is made, the number of shares represented by one (1) share option after the adjustment shall be the adjusted number of shares divided by the number of issued share options which have not been exercised. Furthermore, fractions of the adjusted number of shares which are less than one (1) share shall be rounded down, and the same shall apply to the number of shares represented by one (1) share option).

ii. With regard to other terms of the Terms Decision Policy, the same shall be applied to the "Share Option Subscription Form and Agreement on Allotment of Share Options."

10. Share options certificates

It shall be issued only if a request is made by the Share Option Holder.

Exhibit 5

Descriptions of the Second Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Second Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 100 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Isetan, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥891.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, in the event that, with respect to its common stock, Isetan issues new shares of Isetan or disposes of treasury stock at a price lower than the market value, or in the event that after issuance of share options, with respect to its common stock, the Company issues new shares of the Company or disposes of treasury stock at an Exercise Price that is lower than the market value on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to directors and employees of the Company prior to 2001).

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

Definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by the Representative Director of the Company.

4. Exercise period for share options

From April 1, 2008 to June 26, 2010

5. Terms for exercising share options

Terms for exercising share options to be delivered to replace the Second Series of Share Options of Isetan granted to directors of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Second Series of Share Options of Isetan Company Limited) loses the position as director of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, and then re-assumes the position as director of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the date of losing the last position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option

Holders by inheriting the Second Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Second Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Second Series of Share Options of Isetan granted to executive officers of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the Second Series of Share Options of Isetan Company Limited) loses the position as executive officer of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Second Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Second Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an executive officer of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Second Series of Share Options of Isetan granted to employees of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the Second Series of Share Options of Isetan Company Limited) loses the position as employee of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director or executive officer of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided,

however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Second Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by Representative Director of the Company to a division designated by Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Second Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an employee of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of

Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Share options to be delivered to replace the Second Series of Share Options of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director of the Company or Isetan;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace the Second Series of Share Options of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax

laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

   (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

   (B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

   (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

   (D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

   (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

   (F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace the Second Series of Share Options of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

   (A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement

or regulation concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the exercise price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The exercise price after the reorganization shall be the amount calculated by adjusting the exercise price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the Second day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 6

Descriptions of the Third Series of Share Options of Isetan Company Limited

1. Name of share options

The Third Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 100 shares.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, the number of shares subject to the share options shall be adjusted in accordance with the following formula, provided, however, that this adjustment shall be made only with respect to the share options which have not been exercised by the relevant persons.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

(Rounding down fractions of less than one share)

3. Amount to be paid upon the exercise of each share option

The amount calculated by multiplying ¥1,378 by 100

In addition, in the event that Isetan conducts a stock split or stock consolidation, the paid-in amount shall be adjusted in accordance with the following formula.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, at a paid-in amount which is lower than the market value, the paid-in amount shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to the directors and employees of Isetan prior to 2001).

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

4. Exercise period for share options

From July 1, 2006 to June 28, 2011

5. Terms for exercising share options (excluding the paid-in amount and exercise period)
   - i. In the event that Isetan conducts a stock split or stock consolidation, and adjustment of number of shares is made in accordance with the formula, the number of shares represented by one (1) share option after the adjustment shall be the adjusted number of shares divided by the number of share options which have not been exercised by the Share Option Holder. Furthermore, exercise of share options shall be in one (1) unit increments.
   - ii. A person who is issued share options (hereinafter referred to as the "Share Option Holder") may exercise such options even after losing the position of director or employee of Isetan. In addition, in the event of death of the Share Option Holder, a heir may exercise such options, provided, however, that such exercise in either case shall be subject to the terms provided in a "Share Option Subscription Form and Agreement on Allotment of Share Options" as specified in the subsequent paragraph iii.
   - iii. Other conditions shall be as prescribed in the "Share Option Subscription Form and Agreement on Allotment of Share Options" to be entered into between Isetan and its directors and employees on the basis of a resolution of a general meeting of shareholders and a resolution of the Board of Directors.

   Details of the "Share Option Subscription Form and Agreement on Allotment of Share Options" are as follows:

   Conditions for exercising share options granted to directors are as follows:

   (1) In cases where, for reasons other than death, one loses one's position as director, one loses one's position as director due to appointment as executive officer, or one loses one's position as director due to appointment as executive officer, then re-assumes one's position as director, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the date of losing the last position.

   (2) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options

succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

Conditions for exercising share options granted to executive officers are as follows:

(1) In cases where, for reasons other than death, one loses one's position as executive officer, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director of Isetan immediately following the loss of the position as executive officer, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director of Isetan.

(2) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

Conditions for exercising share options granted to employees are as follows:

(1) In cases where, for reasons other than death, one loses one's position as employee, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director or executive officer of Isetan immediately following the loss of the position as employee, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director or executive officer of Isetan.

(2) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Employee Affairs and Personnel Support,

Human Resource Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

6. Reasons Isetan may acquire share options and terms of acquisition

In the event that the Share Option Holder no longer fulfills the conditions for exercising the options pursuant to the provisions set forth in the "Share Option Subscription Form and Agreement on Allotment of Share Options" Isetan shall acquire the share options without compensation.

The conditions set forth in the "Share Option Subscription Form and Agreement on Allotment of Share Options" are as follows:

Share options granted to directors

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to Article 254-2 of the Commercial Code;

(B) dismissal of the Share Option Holder as Director pursuant to Article 257 of the Commercial Code;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to

the credibility of Isetan.

Share options granted to executive officers

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

  (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

  (B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

  (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

  (D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

  (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

  (F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options granted to employees

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

   (A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

   (B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

   (C) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

   (D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

   (E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

7. Amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares of common stock of Isetan due to exercise of share options

It shall be the amount deducting the amount to be incorporated into the stated capital from the paid-in amount. The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the paid-in amount by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. In the case of stock exchange or stock transfer

In the event of a stock exchange or stock transfer whereby Isetan becomes a wholly owned subsidiary, Isetan shall cede any obligations associated with share options to the company which becomes its wholly owning parent company by way of the stock exchange or stock transfer. Furthermore, a policy to decide on the terms of the share options in the case of succession (hereinafter referred to as the "Terms Decision Policy") shall be as follows:

i. Class and number of shares of the target wholly owning parent company

   The number of shares upon making an adjustment in accordance with the ratio of stock

exchange or stock transfer on shares of the same type of the parent company (provided, however, that if this adjustment is made, the number of shares represented by one (1) share option after the adjustment shall be the adjusted number of shares divided by the number of issued share options which have not been exercised. Furthermore, fractions of the adjusted number of shares which are less than one (1) share shall be rounded down, and the same shall apply to the number of shares represented by one (1) share option).

ii. With regard to other terms of the Terms Decision Policy, the same shall be applied to the "Share Option Subscription Form and Agreement on Allotment of Share Options."

10. Share options certificates

It shall be issued only if a request is made by the Share Option Holder.

Exhibit 7

Descriptions of the Third Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Third Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 100 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Isetan, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,378.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, in the event that, with respect to its common stock, Isetan issues new shares of Isetan or disposes of treasury stock at a price lower than the market value, or in the event that after issuance of share options, with respect to its common stock, the Company issues new shares of the Company or disposes of treasury stock at an Exercise Price that is lower than the market value on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to directors and employees of the Company prior to 2001).

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

Definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by the Representative Director of the Company.

4. Exercise period for share options

From April 1, 2008 to June 28, 2011

5. Terms for exercising share options

Terms for exercising share options to be delivered to replace for the Third Series of Share Options of Isetan granted to directors of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Third Series of Share Options of Isetan Company Limited) loses the position as director of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, and then re-assumes the position as director of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the date of losing the last position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option

Holders by inheriting the Third Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Third Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Third Series of Share Options of Isetan granted to executive officers of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the Third Series of Share Options of Isetan Company Limited) loses the position as executive officer of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Third Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Third Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an executive officer of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Third Series of Share Options of Isetan granted to employees of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the Third Series of Share Options of Isetan Company Limited) loses the position as employee of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director or executive officer of the Company or Isetan, (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided,

however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Third Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by Representative Director of the Company to a division designated by Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Third Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an employee of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of

Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Share options to be delivered to replace the Third Series of Share Options of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax, laws etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

  (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

  (B) dismissal of the Share Option Holder as Director of the Company or Isetan;

  (C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

  (D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

  (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

  (F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the Third Series of Share Options of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax

laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the Third Series of Share Options of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement

or regulations concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the exercise price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The exercise price after the reorganization shall be the amount calculated by adjusting the exercise price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the Third day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 8

Descriptions of the Fourth Series of Share Options of Isetan Company Limited

1. Name of share options

The Fourth Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 100 shares.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, the number of shares subject to the share options shall be adjusted in accordance with the following formula, provided, however, that this adjustment shall be made only with respect to the share options which have not been exercised by the relevant persons.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

(Rounding down fractions of less than one share)

3. Amount to be paid upon the exercise of each share option

The amount calculated by multiplying ¥1,560 by 100

In addition, in the event that Isetan conducts a stock split or stock consolidation, the paid-in amount shall be adjusted in accordance with the following formula.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, in the event that Isetan issues new shares at a paid-in amount which is lower than the market value, the paid-in amount shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to the directors and employees of Isetan prior to 2001).

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

4. Exercise period for share options

From July 1, 2007 to June 28, 2012

5. Terms for exercising share options (excluding the paid-in amount and exercise period)

   i. In the event that Isetan conducts a stock split or stock consolidation, and adjustment of number of shares is made in accordance with the formula, the number of shares represented by one (1) share option after the adjustment shall be the adjusted number of shares divided by the number of share options which have not been exercised by the Share Option Holder. Furthermore, exercise of share options shall be in one (1) unit increments.

   ii. A person who is issued share options (hereinafter referred to as the "Share Option Holder") may exercise such options even after losing the position of director or employee of Isetan. In addition, in the event of death of the Share Option Holder, a heir may exercise such options, provided, however, that such exercise in either case shall be subject to the terms provided in a "Share Option Subscription Form and Agreement on Allotment of Share Options" as specified in the subsequent paragraph iii.

   iii. Other conditions shall be as prescribed in the "Share Option Subscription Form and Agreement on Allotment of Share Options" to be entered into between Isetan and its directors and employees on the basis of a resolution of a general meeting of shareholders and a resolution of the Board of Directors.

Details of the "Share Option Subscription Form and Agreement on Allotment of Share Options" are as follows:

Conditions for exercising share options granted to directors are as follows:

(1) In cases where, for reasons other than death, one loses one's position as director, one loses one's position as director due to appointment as executive officer, or one loses one's position as director due to appointment as executive officer, then re-assumes one's position as director, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the date of losing the last position.

(2) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the

share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

Conditions for exercising share options granted to executive officers are as follows:

(1) In cases where, for reasons other than death, one loses one's position as executive officer, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director of Isetan immediately following the loss of the position as executive officer, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director of Isetan.

(2) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

Conditions for exercising share options granted to employees are as follows:

(1) In cases where, for reasons other than death, one loses one's position as employee, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director or executive officer of Isetan immediately following the loss of the position as employee, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director or executive officer of Isetan.

(2) In the event that the Share Option Holder dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on

Allotment of Share Options to the Employee Affairs Service, Human Resource Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

6. Reasons Isetan may acquire share options and terms of acquisition

In the event that the Share Option Holder no longer fulfills the conditions for exercising the options pursuant to the provisions set forth in the "Share Option Subscription Form and Agreement on Allotment of Share Options" Isetan shall acquire the share options without compensation.

The conditions set forth in the "Share Option Subscription Form and Agreement on Allotment of Share Options" are as follows:

Share options granted to directors

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to Article 254-2 of the Commercial Code;

(B) dismissal of the Share Option Holder as Director pursuant to Article 257 of the Commercial Code;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to

the credibility of Isetan.

Share options granted to executive officers

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc..

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

(B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options granted to employees

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Commercial Code, Securities and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for the Commercial Code, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of Isetan upon any of the following events:

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading;

(C) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

7. Amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares of common stock of Isetan due to exercise of share options

It shall be the amount deducting the amount to be incorporated into the stated capital from the paid-in amount. The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the paid-in amount by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. In the case of stock exchange or stock transfer

In the event of a stock exchange or stock transfer whereby Isetan becomes a wholly owned subsidiary, Isetan shall cede any obligations associated with share options to the company which becomes its wholly owning parent company by way of the stock exchange or stock transfer. Furthermore, a policy to decide on the terms of the share options in the case of succession (hereinafter referred to as the "Terms Decision Policy") shall be as follows:

i. Class and number of shares of the target wholly owning parent company

The number of shares upon making an adjustment in accordance with the ratio of stock

exchange or stock transfer on shares of the same type of the parent company (provided, however, that if this adjustment is made, the number of shares represented by one (1) share option after the adjustment shall be the adjusted number of shares divided by the number of issued share options which have not been exercised. Furthermore, fractions of the adjusted number of shares which are less than one (1) share shall be rounded down, and the same shall apply to the number of shares represented by one (1) share option).

ii. With regard to other terms of the Terms Decision Policy, the same shall be applied to the "Share Option Subscription Form and Agreement on Allotment of Share Options."

10. Issuance of share options certificates

It shall be issued only if a request is made by the Share Option Holder.

Exhibit 9

Descriptions of the Fourth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Fourth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of the shares subject to share options

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 100 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Isetan, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Number of shares after adjustment = Number of shares before adjustment x Ratio of split or consolidation

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,560.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(Rounding up fractions of less than one yen)

Additionally, in the event that, with respect to its common stock, Isetan issues new shares of Isetan or disposes of treasury stock at a price lower than the market value, or in the event that after issuance of share options, with respect to its common stock, the Company issues new shares of the Company or disposes of treasury stock at an Exercise Price that is lower than the market value on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula (except when exercising rights of share options and subscription rights granted to directors and employees of the Company prior to 2001).

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

(Rounding up fractions of less than one yen)

Definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by the Representative Director of the Company.

4. Exercise period for share options

From April 1, 2008 to June 28, 2012

5. Terms for exercising share options

Terms for exercising share options to be delivered to replace for the Fourth Series of Share Options of Isetan granted to directors of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Fourth Series of Share Options of Isetan Company Limited) loses the position as director of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, or loses the position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, and then re-assumes the position as director of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the date of losing the last position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option

Holders by inheriting the Fourth Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Fourth Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Fourth Series of Share Options of Isetan granted to executive officers of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the Fourth Series of Share Options of Isetan Company Limited) loses the position as executive officer of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Fourth Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Fourth Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an executive officer of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Fourth Series of Share Options of Isetan granted to employees of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option Holder (excluding those who become Share Option Holders by inheriting the Fourth Series of Share Options of Isetan Company Limited) loses the position as employee of the Company or Isetan, the Share Option Holder may not subsequently exercise the yet-to-be exercised share options if two years have passed since the time of losing the position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and share options shall be exercisable for a maximum of two years from the date of last losing the position of director or executive officer of the Company or Isetan, (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided,

however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Fourth Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by Representative Director of the Company to a division designated by Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Fourth Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an employee of the Company or Isetan. In the event that the Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of

Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Share options to be delivered to replace the Fourth Series of Share Options of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director of the Company or Isetan;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the Fourth Series of Share Options of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax

laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

   (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

   (B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

   (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

   (D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

   (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

   (F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the Fourth Series of Share Options of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

   (A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement

or regulations concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the exercise price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The exercise price after the reorganization shall be the amount calculated by adjusting the exercise price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the Fourth day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 10

Descriptions of the Fifth Series of Share Options of Isetan Company Limited

1. Name of share options

The Fifth Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 100 shares.

However, in the event that Isetan conducts a stock split or stock consolidation of its common stock (includes gratis issues of Isetan's common stock; the same applies hereinafter), the Granted Share Number shall be adjusted in accordance with the following calculation formula, and shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the foregoing, in the event of unavoidable circumstances that require adjustment of the Granted Share Number, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms of capital reduction.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

¥182,900

In addition, in the event that Isetan conducts a stock split or stock consolidation of common stock, the exercise price shall be adjusted in accordance with the following formula, and fractions of less than one share resulting from the adjustment shall be rounded up.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Further, the exercise price shall be adjusted in accordance with the following formula in the event that Isetan issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds) entitling holders to request Isetan to issue shares of its common stock), and amounts of less than one yen resulting from the adjustment

shall be rounded up.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued," as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, "number of share to be newly issued" and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. Additionally, the exercise price shall be adjusted to the extent reasonable in the event of unavoidable circumstances occurring after the date of allotment that require adjustment of the exercise price.

4. Exercise period for share options

From August 9, 2008 to August 8, 2013

5. Terms for exercising share options

In the event that the Share Options granted to directors fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as director for personal reasons on or before March 31, 2007.

(2) In the event of losing one's position as director for reasons of death on or before March 31, 2007.

(3) In cases where, for reasons other than the preceding (2), one loses one's position as director, one loses one's position as director due to appointment as executive officer, or one loses one's position as director due to appointment as executive officer, then re-assumes one's position as director, and two years have passed since the date of losing the last position.

(4) In the event of assuming any of the following positions of companies in a competitive relationship with Isetan (excluding companies approved by Isetan) without written approval of Isetan: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the director granted with the Share Options dies, and the heirs, who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan, did not follow the procedures, or in the case of death of the Successor or non-exercise of the Share Options within two years from the death of the original Share Option Holder.

(7) In the event of any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan, as recognized by Isetan;

(D) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by Isetan;

(E) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to Isetan, as recognized by Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan, as recognized by Isetan.

In the event that the Share Options granted to executive officers fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as executive officer for personal reasons on or before March 31, 2007.

(2) In the event of losing one's position as executive officer for reasons of death on or before March 31, 2007.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as executive officer, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director of Isetan immediately following the loss of the position as executive officer, and in such case, if two years have passed since the time of losing the last position as director.

(4) In the event of assuming any of the following positions of companies in a competitive relationship with Isetan (excluding companies approved by Isetan) without written

approval of Isetan: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the executive officer granted with the Share Options dies, and the heirs, who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan, did not follow the procedures, or in the case of death of the Successor or non-exercise of the Share Options within two years from the death of the original Share Option Holder.

(7) In the event of any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of Isetan;

(B) dismissal of the Share Option Holder as Executive Officer;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan, as recognized by Isetan;

(D) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by Isetan;

(E) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to Isetan, as recognized by Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan, as recognized by Isetan.

In the event that the Share Options granted to employees fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as employee for personal reasons on or before March 31, 2007.

(2) In the event of losing one's position as employee for reasons of death on or before March 31, 2007.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as employee, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan

as a director or executive officer of Isetan immediately following the loss of the position as employee, and in such case, if two years have passed since the time of losing the last position as director or executive officer.

(4) In the event of assuming any of the following positions of companies in a competitive relationship with Isetan (excluding companies approved by Isetan) without written approval of Isetan: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the employee granted with the Share Options dies, and the heirs, who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as set forth in the Agreement on Allotment of Share Options to the Employee Affairs and Personnel Service, Human Resources Division of Isetan, did not follow the procedures, or in the case of death of the Successor or non-exercise of the Share Options within two years from the death of the original Share Option Holder.

(7) In the event of any of the following events:

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan, as recognized by Isetan;

(C) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by Isetan;

(D) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to Isetan, as recognized by Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan, as recognized by Isetan.

6. Reasons Isetan may acquire share options and terms of acquisition

N/A

7. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of

Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. Issuance of share options certificates

It shall not be issued.

Exhibit 11

Descriptions of the Fifth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Fifth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options or calculation method

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 100 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (includes gratis issues of Isetan's common stock; the same applies hereinafter) or stock consolidation of its common stock, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the preceding, in the event of occurrence of unavoidable events requiring an adjustment to the Granted Share Number, taking into account terms and conditions and other factors concerning capital decrease, the Granted Share Number shall be adjusted to the extent reasonable.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,829.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula, and fractions of less than one share that result from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Additionally, the exercise price shall be adjusted in accordance with the following formula on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company in the event that, with respect to its common stock, Isetan issues new shares or disposes of treasury stock at a value lower than the market value, or after the issuance of share options, in the event that the Company issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds entitling holders to request the Company to issue shares of its common stock)), and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued" as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, number of share to be newly issued and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. In addition, definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by Representative Director of the Company.

Further, after the allotment day, in the event of unavoidable circumstances that require adjustment of the Exercise Price, the Exercise Price shall be adjusted to the extent reasonable.

4. Exercise period for share options

From August 9, 2008 to August 8, 2013

5. Terms for exercising share options

In the event that the Share Options to be delivered to replace the Fifth Series of Share Options of Isetan granted to directors of Isetan fall under any of the following items, upon the occurrence of

each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as director for personal reasons on or before March 31, 2007.

(2) In the event of losing one's position as director for reasons of death on or before March 31, 2007.

(3) In cases where, for reasons other than the preceding (2), one loses one's position as director of the Company or Isetan, one loses one's position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, or one loses one's position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, then re-assumes one's position as director of the Company or Isetan, and two years have passed since the date of losing the last position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position).

(4) In the event of assuming any of the following positions of companies in a competitive relationship with the Company or Isetan (excluding companies approved by the Company) without written approval of the Company: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the director granted with the Share Options dies, and heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as specified by the Representative Director of the Company to the division designated by the Representative Director of the Company did not follow the procedures, or in the case of death of the Successor (including those who become Share Option Holders by inheriting the Fifth Series of Share Options of Isetan Company Limited) or non-exercise of the Share Options within two years from the death of the director to whom the share options were granted (if a Share Option Holder becomes Share Option Holder by inheriting the Fifth Series of Share Options of Isetan Company Limited, from the death of the Share Option Holder who was director).

(7) In the event of any of the following:

1. disqualification of the Share Option Holder as Director pursuant to the Corporate Law;
2. dismissal of the Share Option Holder as Director of the Company or Isetan;

3. violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan, as recognized by the Company;
4. breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by the Company;
5. an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to the Company or Isetan, as recognized by the Company; and
6. an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan, as recognized by the Company.

In the event that the Share Options to be delivered to replace the Fifth Series of Share Options of Isetan granted to executive officers of Isetan fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as executive officer for personal reasons on or before March 31, 2007.

(2) In the event of losing one's position as executive officer for reasons of death on or before March 31, 2007.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as executive officer of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and in such case, if two years have passed since the time of losing the last position as director of the Company or Isetan (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position).

(4) In the event of assuming any of the following positions of companies in a competitive relationship with the Company or Isetan (excluding companies approved by the Company) without written approval of the Company: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the executive officer granted with the Share Options dies, and the heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as specified by the Representative Director of the Company to the division designated by the Representative Director of the Company, did not follow the procedures, or in the case of death of the Successor (including those who become Share Option Holders by inheriting the Fifth Series of Share Options of Isetan Company Limited) or non-exercise of the Share Options within two years from the death of the executive officer to whom the share options were granted (if a Share Option Holder becomes Share Option Holder by inheriting the Fifth Series of Share Options of Isetan Company Limited, from the death of the Share Option Holder who was executive officer).

(7) In the event of any of the following events:

1. disqualification of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;
2. dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;
3. violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan, as recognized by the Company;
4. breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by the Company;
5. an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to the Company or Isetan, as recognized by the Company; and
6. an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan, as recognized by the Company.

In the event that the Share Options to be delivered to replace the Fifth Series of Share Options of Isetan granted to employees of Isetan fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as employee for personal reasons on or before March 31, 2007.

(2) In the event of losing one's position as employee for reasons of death on or before

March 31, 2007.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as employee of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and in such case, if two years have passed since the time of losing the last position as director or executive officer of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position).

(4) In the event of assuming any of the following positions of companies in a competitive relationship with the Company or Isetan (excluding companies approved by the Company) without written approval of the Company: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the employee granted with the Share Options dies, and the heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as specified by the Representative Director of the Company to the division designated by the Representative Director of the Company, did not follow the procedures, or in the case of death of the Successor (including those who become Share Option Holders by inheriting the Fifth Series of Share Options of Isetan Company Limited) or non-exercise of the Share Options within two years from the death from the death of employee granted with the share options (if a Share Option Holder becomes Share Option Holder by inheriting the Fifth Series of Share Options of Isetan Company Limited, from the death of the Share Option Holder who was employee).

(7) In the event of any of the following events:

  (A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges of the Company or Isetan;

  (B) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan, as recognized by the Company;

  (C) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by the Company;

(D) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to the Company or Isetan, as recognized by the Company; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan, as recognized by the Company.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Share options to be delivered to replace the Fifth Series of Share Options of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law,

etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director of the Company or Isetan;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace the Fifth Series of Share Options of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on

Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace the Fifth Series of Share Options of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfils the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the Exercise Price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The Exercise Price after the reorganization shall be the amount calculated by adjusting the Exercise Price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment
    (1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.
    (2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total Exercise Price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, with respect to the items related to this matter, and through a method deemed adequate by the Company, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 12

Descriptions of the Sixth Series of Share Options of Isetan Company Limited

1. Name of share options

The Sixth Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 100 shares.

However, in the event that Isetan conducts a stock split or stock consolidation of its common stock (includes gratis issues of Isetan's common stock: the same applies hereinafter), the Granted Share Number shall be adjusted in accordance with the following calculation formula, and shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the foregoing, in the event of unavoidable circumstances that require adjustment of the Granted Share Number, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms of capital reduction.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

¥195,200

In addition, in the event that Isetan conducts a stock split or stock consolidation of common stock, the exercise price shall be adjusted in accordance with the following formula, and fractions of less than one share resulting from the adjustment shall be rounded up.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Further, the exercise price shall be adjusted in accordance with the following formula in the event that Isetan issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds) entitling holders to request Isetan to issue shares of its common stock), and amounts of less than one yen resulting from the adjustment

shall be rounded up.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued" as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, number of share to be newly issued and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. Additionally, the exercise price shall be adjusted to the extent reasonable in the event of unavoidable circumstances occurring after the date of allotment that require adjustment of the exercise price.

4. Exercise period for share options

From August 8, 2009 to August 7, 2014

5. Terms for exercising share options

In the event that the Share Options granted to directors fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as director for personal reasons on or before March 31, 2008.

(2) In the event of losing one's position as director for reasons of death on or before March 31, 2008.

(3) In cases where, for reasons other than the preceding (2), one loses one's position as director, one loses one's position as director due to appointment as executive officer, or one loses one's position as director due to appointment as executive officer, then re-assumes one's position as director, and two years have passed since the date of losing the last position.

(4) In the event of assuming any of the following positions of companies in a competitive relationship with Isetan (excluding companies approved by Isetan) without written approval of Isetan: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the director granted with the Share Options dies, and the heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan, did not follow the procedures, or in the case of death of the Successor or non-exercise of the Share Options within two years from the death of the original Share Option Holder.

(7) In the event of any of the following events:

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

(B) dismissal of the Share Option Holder as Director;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan, as recognized by Isetan;

(D) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by Isetan;

(E) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to Isetan, as recognized by Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan, as recognized by Isetan.

In the event that the Share Options granted to executive officers fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as executive officer for personal reasons on or before March 31, 2008.

(2) In the event of losing one's position as executive officer for reasons of death on or before March 31, 2008.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as executive officer, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan as a director of Isetan immediately following the loss of the position as executive officer, and in such case, if two years have passed since the time of losing the last position as director.

(4) In the event of assuming any of the following positions of companies in a competitive relationship with Isetan (excluding companies approved by Isetan) without written

approval of Isetan: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the executive officer granted with the Share Options dies, and the heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan, did not follow the procedures, or in the case of death of the Successor or non-exercise of the Share Options within two years from the death of the original Share Option Holder.

(7) In the event of any of the following events:

  (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of Isetan;

  (B) dismissal of the Share Option Holder as Executive Officer;

  (C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan, as recognized by Isetan;

  (D) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by Isetan;

  (E) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to Isetan, as recognized by Isetan; and

  (F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan, as recognized by Isetan.

In the event that the Share Options granted to employees fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as employee for personal reasons on or before March 31, 2008.

(2) In the event of losing one's position as employee for reasons of death on or before March 31, 2008.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as employee, provided, however, that such terms do not apply if the Share Option Holder enters into an engagement agreement with Isetan

as a director or executive officer of Isetan immediately following the loss of the position as employee, and in such case, if two years have passed since the time of losing the last position as director or executive officer.

(4) In the event of assuming any of the following positions of companies in a competitive relationship with Isetan (excluding companies approved by Isetan) without written approval of Isetan: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the employee granted with the Share Options dies, and the heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as set forth in the Agreement on Allotment of Share Options to the Employee Affairs and Personnel Service, Human Resources Division of Isetan, did not follow the procedures, or in the case of death of the Successor or non-exercise of the Share Options within two years from the death of the original Share Option Holder.

(7) In the event of any of the following events:

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan, as recognized by Isetan;

(C) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by Isetan;

(D) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to Isetan, as recognized by Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan, as recognized by Isetan.

6. Reasons Isetan may acquire share options and terms of acquisition

N/A

7. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of

Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. Issuance of share options certificates

It shall not be issued.

Exhibit 13

Descriptions of the Sixth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Sixth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options or calculation method

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 100 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (includes gratis issues of Isetan's common stock; the same applies hereinafter) or stock consolidation of its common stock, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the preceding, in the event of occurrence of unavoidable events requiring an adjustment to the Granted Share Number, taking into account terms and conditions and other factors concerning capital decrease, the Granted Share Number shall be adjusted to the extent reasonable.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,952.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula, and fractions of less than one share that result from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Additionally, the exercise price shall be adjusted in accordance with the following formula on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company in the event that, with respect to its common stock, Isetan issues new shares or disposes of treasury stock at a value lower than the market value, or after the issuance of share options, in the event that the Company issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds entitling holders to request the Company to issue shares of its common stock)), and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued" as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, number of share to be newly issued and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. In addition, definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by Representative Director of the Company.

Further, after the allotment day, in the event of unavoidable circumstances that require adjustment of the Exercise Price, the Exercise Price shall be adjusted to the extent reasonable.

4. Exercise period for share options

From August 8, 2009 to August 7, 2014

5. Terms for exercising share options

In the event that the Share Options to be delivered to replace the Sixth Series of Share Options of Isetan granted to directors of Isetan fall under any of the following items, upon the occurrence of

each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as director for personal reasons on or before March 31, 2008.

(2) In the event of losing one's position as director for reasons of death on or before March 31, 2008.

(3) In cases where, for reasons other than the preceding (2), one loses one's position as director of the Company or Isetan, one loses one's position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, or one loses one's position as director of the Company or Isetan due to appointment as executive officer of the Company or Isetan, then re-assumes one's position as director of the Company or Isetan, and two years have passed since the date of losing the last position (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position).

(4) In the event of assuming any of the following positions of companies in a competitive relationship with the Company or Isetan (excluding companies approved by the Company) without written approval of the Company: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the director granted with the Share Options dies, and heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as specified by the Representative Director of the Company to the division designated by the Representative Director of the Company did not follow the procedures, or in the case of death of the Successor (including those who become Share Option Holders by inheriting the Sixth Series of Share Options of Isetan Company Limited) or non-exercise of the Share Options within two years from the death of the director to whom the share options were granted (if a Share Option Holder becomes Share Option Holder by inheriting the Sixth Series of Share Options of Isetan Company Limited, from the death of the Share Option Holder who was director).

(7) In the event of any of the following:

1. disqualification of the Share Option Holder as Director pursuant to the Corporate Law;
2. dismissal of the Share Option Holder as Director of the Company or Isetan;

3. violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan, as recognized by the Company;
4. breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by the Company;
5. an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to the Company or Isetan, as recognized by the Company; and
6. an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan, as recognized by the Company.

In the event that the Share Options to be delivered to replace the Sixth Series of Share Options of Isetan granted to executive officers of Isetan fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as executive officer for personal reasons on or before March 31, 2008.

(2) In the event of losing one's position as executive officer for reasons of death on or before March 31, 2008.

(3) In cases where, for reasons other than the preceding (2), two years have passed since the time of losing one's position as executive officer of the Company or Isetan (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and in such case, if two years have passed since the time of losing the last position as director of the Company or Isetan (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position).

(4) In the event of assuming any of the following positions of companies in a competitive relationship with the Company or Isetan (excluding companies approved by the Company) without written approval of the Company: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the executive officer granted with the Share Options dies, and the

heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as specified by the Representative Director of the Company to the division designated by the Representative Director of the Company, did not follow the procedures, or in the case of death of the Successor (including those who become Share Option Holders by inheriting the Sixth Series of Share Options of Isetan Company Limited) or non-exercise of the Share Options within two years from the death of the executive officer to whom the share options were granted (if a Share Option Holder becomes Share Option Holder by inheriting the Sixth Series of Share Options of Isetan Company Limited, from the death of the Share Option Holder who was executive officer).

(7) In the event of any of the following events:

1. disqualification of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;
2. dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;
3. violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan, as recognized by the Company;
4. breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by the Company;
5. an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to the Company or Isetan, as recognized by the Company; and
6. an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan, as recognized by the Company.

In the event that the Share Options to be delivered to replace the Sixth Series of Share Options of Isetan granted to employees of Isetan fall under any of the following items, upon the occurrence of each event, the Share Options may not be exercised and it shall be reasonably deemed that the yet-to-be exercised Share Options at the time of each event were waived in whole.

(1) In the event of losing one's position as employee for personal reasons on or before March 31, 2008.

(2) In the event of losing one's position as employee for reasons of death on or before March 31, 2008.

(3) In cases where, for reasons other than the preceding (2), two years have passed since

the time of losing one's position as employee of the Company or Isetan (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position), provided, however that such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and in such case, if two years have passed since the time of losing the last position as director or executive officer of the Company or Isetan (if on or before the delivery date of share options, the Share Option Holder has already lost the position, then the date of losing the position).

(4) In the event of assuming any of the following positions of companies in a competitive relationship with the Company or Isetan (excluding companies approved by the Company) without written approval of the Company: director, employee, non-regular employee (including temporary employee), supervisor, advisor, representative or consultant, or any other position without regard to title.

(5) In the event that the exercise period has passed.

(6) In the event that the employee granted with the Share Options dies, and the heirs who must select among themselves one person to succeed the Share Options within six months from the death and submit required documents as specified by the Representative Director of the Company to the division designated by the Representative Director of the Company, did not follow the procedures, or in the case of death of the Successor (including those who become Share Option Holders by inheriting the Sixth Series of Share Options of Isetan Company Limited) or non-exercise of the Share Options within two years from the death from the death of employee granted with the share options (if a Share Option Holder becomes Share Option Holder by inheriting the Sixth Series of Share Options of Isetan Company Limited, from the death of the Share Option Holder who was employee).

(7) In the event of any of the following events:

  (A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges of the Company or Isetan;

  (B) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan, as recognized by the Company;

  (C) breach of descriptions of share options or provisions of Agreement on Allotment of Share Options by the Share Option Holder, as recognized by the Company;

(D) an act committed by the Share Option Holder which violate the duty of care in relation to job duties that results in material damage to the Company or Isetan, as recognized by the Company; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan, as recognized by the Company.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Share options to be delivered to replace the Sixth Series of Share Options of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

   (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

   (B) dismissal of the Share Option Holder as Director of the Company or Isetan;

   (C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

   (D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

   (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

   (F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the Sixth Series of Share Options of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

   (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

   (B) dismissal of the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

   (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

   (D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Share options to be delivered to replace for the Sixth Series of Share Options of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulations concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the Exercise Price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The Exercise Price after the reorganization shall be the amount calculated by adjusting the Exercise Price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment
    (1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.
    (2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total Exercise Price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options
    (1) Share options exercised shall come into force when the payment handling office receives

the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, with respect to the items related to this matter, and through a method deemed adequate by the Company, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 14

Descriptions of the Seventh Series of Share Options of Isetan Company Limited

1. Name of share options

The Seventh Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 1,000 shares.

However, in the event that Isetan conducts a stock split or stock consolidation of its common stock (includes gratis issues of Isetan's common stock: the same applies hereinafter), the Granted Share Number shall be adjusted in accordance with the following calculation formula, and shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the foregoing, in the event of unavoidable circumstances that require adjustment of the Granted Share Number, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms of capital reduction.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

The amount of assets invested upon the exercise of each share option (hereinafter referred to as the "Exercise Price") shall be ¥1,157 multiplied by 1,000.

In addition, in the event that Isetan conducts a stock split or stock consolidation of common stock, the Exercise Price shall be adjusted in accordance with the following formula, and fractions of less than one share resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Further, the Exercise Price shall be adjusted in accordance with the following formula in the event that Isetan issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds) entitling holders to request Isetan to issue shares of its common stock, and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued," as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, "number of share to be newly issued" and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. Additionally, the Exercise Price shall be adjusted to the extent reasonable in the event of unavoidable circumstances occurring after the date of allotment that require adjustment of the Exercise Price.

4. Exercise period for share options

From April 1, 2008 to June 28, 2010

5. Terms for exercising share options

Conditions for exercising share options are as follows:

(1) Exercise of share options shall be in one (1) unit increments.

(2) In cases where, for reasons other than death, a Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) loses its position as director of Isetan, share options shall be exercisable for a maximum of four years from the date of losing the position of director (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position). Following the loss of the position of director, in the event that the Share Option Holder enters into an engagement contract with Isetan as executive officer of Isetan, or if the Share Option Holder loses its position as director due to appointment as executive officer, and then re-assumes the position as director and enters into an engagement contract with Isetan, such terms do not apply, and share options shall be exercisable for a maximum of four years from the date of last losing the position as director or executive officer (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position).

(3) In the event that the Share Option Holder (excluding those who become Share

Option Holders by inheriting subscription rights) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor without requiting any procedures. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting subscription rights, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options
   (1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.
   (2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Reasons Isetan may acquire share options and terms of acquisition

Isetan shall acquire the share options without contribution in the event of any of the following.

   (1) If the Share Option Holder no longer fulfils the conditions for exercising share options.
   (2) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax, laws,

etc.

(3) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan upon any of the following events.

  (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

  (B) dismissal of the Share Option Holder as Director;

  (C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan;

  (D) breach of conditions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

  (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

  (F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. Handling of share options in the event of reorganization

In the event that Isetan conducts a merger (only if Isetan is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following terms. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following terms shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be the amount reasonably adjusted pursuant to the preceding 2, and any fraction less than one share resulting from the adjustment shall be rounded down.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the Exercise Price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The Exercise Price after the reorganization shall be the amount calculated by adjusting the Exercise Price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3., taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4., or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of

transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons Isetan may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 7.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Issuance of share options certificates

It shall not be issued.

Exhibit 15

Descriptions of the Seventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Seventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options or calculation method

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 1,000 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (includes gratis issues of Isetan's common stock; the same applies hereinafter) or stock consolidation of its common stock, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the preceding, in the event of occurrence of unavoidable events requiring an adjustment to the Granted Share Number, taking into account terms and conditions and other factors concerning capital decrease, the Granted Share Number shall be adjusted to the extent reasonable.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,157.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula, and fractions of less than one share that result from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Additionally, the exercise price shall be adjusted in accordance with the following formula on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company in the event that, with respect to its common stock, Isetan issues new shares or disposes of treasury stock at a value lower than the market value, or after the issuance of share options, in the event that the Company issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds entitling holders to request the Company to issue shares of its common stock)), and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued" as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, number of share to be newly issued and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. In addition, definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by Representative Director of the Company.

Further, after the allotment day, in the event of unavoidable circumstances that require adjustment of the Exercise Price, the Exercise Price shall be adjusted to the extent reasonable.

4. Exercise period for share options

From April 1, 2008 to June 28, 2010

5. Terms for exercising share options

Terms for exercising share options to be delivered in substitute for the Seventh Series of Share Options of Isetan granted to directors of Isetan

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Seventh Series of Share Options of Isetan Company Limited) loses the position as director of the Company or Isetan, share options shall be exercisable for a maximum of four years from the date of losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position). Such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as an executive officer of the Company or Isetan immediately following the loss of the position as director of the Company or Isetan, or if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director of the Company or Isetan immediately following the loss of the position as director due to appointment as executive officer of the Company or Isetan, and then re-assumes the position as director or executive officer of the Company or Isetan, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director or executive officer of the Company or Isetan (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Seventh Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall be cancelled immediately without requiring any procedures and the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Seventh Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share

Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options
   (1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.
   (2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer
   Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

   (1) If the Share Option Holder no longer fulfills the conditions for exercising share options.
   (2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.
   (3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.
   (4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.
      (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;
      (B) dismissal of the Share Option Holder as Director of the Company or Isetan;

(C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the exercise price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The exercise price after the reorganization shall be the amount calculated by adjusting the exercise price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, with respect to the items related to this matter, and through a method deemed adequate by the Company, and such modifications shall be deemed a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 16

Descriptions of the Eighth Series of Share Options of Isetan Company Limited

1. Name of share options

The Eighth Series of Share Options of Isetan Company Limited

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock, and the number of shares subject to one (1) share option shall be 1,000 shares.

However, in the event that Isetan conducts a stock split or stock consolidation of its common stock (includes gratis issues of Isetan's common stock; the same applies hereinafter), the Granted Share Number shall be adjusted in accordance with the following calculation formula, and shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the foregoing, in the event of unavoidable circumstances that require adjustment of the Granted Share Number, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms of capital reduction.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

The amount of assets invested upon the exercise of each share option (hereinafter referred to as the "Exercise Price") shall be ¥1,359 multiplied by 1,000.

In addition, in the event that Isetan conducts a stock split or stock consolidation of common stock, the Exercise Price shall be adjusted in accordance with the following formula, and fractions of less than one share resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Further, the Exercise Price shall be adjusted in accordance with the following formula in the event that Isetan issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds) entitling holders to request Isetan to issue shares of its common stock, and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued," as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, "number of share to be newly issued" and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. Additionally, the Exercise Price shall be adjusted to the extent reasonable in the event of unavoidable circumstances occurring after the date of allotment that require adjustment of the Exercise Price.

4. Exercise period for share options

From April 1, 2008 to June 27, 2011

5. Terms for exercising share options

Conditions for exercising share options granted to those who own subscription rights granted to directors are as follows:

(1) Exercise of share options shall be in one (1) unit increments.

(2) In cases where, for reasons other than death, a Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) loses its position as director, share options shall be exercisable for a maximum of four years from the date of losing the position of director (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position).

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in an agreement on allotment of share options to the Secretarial Matters, General Administration

Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes Share Option Holder by inheriting the subscription rights, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was director of Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder.

Conditions for exercising share options granted to those who own subscription rights granted to executive officers are as follows:

(1) Exercise of share options shall be in one (1) unit increments.

(2) In cases where, for reasons other than death, a Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) loses its position as executive officer, share options shall be exercisable for a maximum of four years from the date of losing the position of executive officer (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position). Such terms do not apply if the Share Option Holder enters into a contract of commission with Isetan as a director of Isetan immediately following the loss of the position as executive officer of Isetan, and share options shall be exercisable for a maximum of four years from the date of losing the position of director of Isetan (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position).

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Secretarial Matters, General Administration Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes Share Option Holder by inheriting the subscription rights, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was director of Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder.

Conditions for exercising share options granted to those who own subscription rights granted to employees are as follows:

(1) Exercise of share options shall be in one (1) unit increments.

(2) In cases where, for reasons other than death, a Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) loses its position as employee, share options shall be exercisable for a maximum of four years from the date of losing the position of employee (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position). Such terms do not apply if the Share Option Holder enters into a contract of commission with Isetan as a director or executive officer of Isetan immediately following the loss of the position as employee of Isetan, and share options shall be exercisable for a maximum of four years from the date of losing the position of director or executive officer of Isetan (if on or before the allotment date of share options, one has already lost one's position, then the date of losing the position).

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting subscription rights) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents as set forth in the Agreement on Allotment of Share Options to the Employee Affairs and Personnel Service, Human Resources Division of Isetan. If the Successor dies after succeeding the share options, the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes Share Option Holder by inheriting the subscription rights, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was director of Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the

exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Reasons Isetan may acquire share options and terms of acquisition

Isetan shall acquire the share options without contribution in the event of any of the following.

Share options to be granted to those who hold the subscription rights granted to directors

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc..

(3) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan upon any of the following events.

   (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

   (B) dismissal of the Share Option Holder as Director of Isetan;

   (C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of Isetan;

   (D) breach of conditions of the Agreement on Allotment of Share Options by the Share Option Holder;

   (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

   (F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options to be granted to those who hold the subscription rights granted to executive officers

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without contribution is resolved by the Board of Directors of Isetan in the case of any of the following events.

  (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers;

  (B) dismissal of the Share Option Holder pursuant to regulations concerning executive officers;

  (C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of Isetan;

  (D) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

  (E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

  (F) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

Share options to be granted to those who hold the subscription rights granted to employees

(1) In the event that the Share Option Holder no longer fulfils the conditions for exercising share options.

(2) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without contribution is resolved by the Board of Directors of Isetan when Isetan implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without contribution is resolved by the Board of Directors of Isetan in the case of any of the following events.

  (A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of Isetan;

(C) breach of provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of Isetan.

8. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of Isetan.

9. Handling of share options in the event of reorganization

In the event that Isetan conducts a merger (only if Isetan is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following terms. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following terms shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be the amount reasonably adjusted pursuant to the preceding 2, and any fraction less than one share shall be rounded down.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the Exercise Price after the reorganization as set forth below by the number of shares to subject to the share options as shall be decided in accordance with the preceding (3). The Exercise Price after the reorganization shall be the amount calculated by adjusting the Exercise Price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4., or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons Isetan may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 7.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Issuance of share options certificates

It shall not be issued.

Exhibit 17

Descriptions of the Eighth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Eighth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options or calculation method

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 1,000 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Isetan Company Limited (hereinafter referred to as "Isetan") conducts a stock split (includes gratis issues of Isetan's common stock; the same applies hereinafter) or stock consolidation of its common stock, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Shares of less than one resulting from the adjustment shall be rounded down.

Granted Share Number after adjustment =

Granted Share Number before adjustment x Ratio of split or consolidation

In addition to the preceding, in the event of occurrence of unavoidable events requiring an adjustment to the Granted Share Number, taking into account terms and conditions and other factors concerning capital decrease, the Granted Share Number shall be adjusted to the extent reasonable.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount per share which should be paid in upon exercising each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1,359.

Moreover, in the event that Isetan conducts a stock split or stock consolidation, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Exercise Price shall be adjusted in accordance with the following formula, and fractions of less than one share that result from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Additionally, the exercise price shall be adjusted in accordance with the following formula on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company in the event that, with respect to its common stock, Isetan issues new shares or disposes of treasury stock at a value lower than the market value, or after the issuance of share options, in the event that the Company issues new shares of common stock or disposes of treasury stock at a value lower than the market value after the date of allotment (excluding those resulting from the exercise of subscription rights based on the provisions of Article 280-19 of the former Commercial Code prior to the implementation of the Law Amending the Commercial Code, Etc., in Part (Law No. 128 of 2001) or of share options (including those accompanying convertible bonds entitling holders to request the Company to issue shares of its common stock)), and amounts of less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares issued} + \dfrac{\text{Number of shares to be newly issued} \times \text{paid-in amount per share of new issuance}}{\text{Market value per share}}}{\text{Number of shares issued} + \text{Number of shares to be newly issued}}$$

"Number of shares issued" as used in the calculation formula above, shall be the total number of shares of common stock issued minus the number of shares of treasury stock. In the event of disposition of treasury stock, number of share to be newly issued and "paid-in amount per share of new issuance" shall be read as "number of shares of treasury stock disposed of" and "disposition price per share," respectively. In addition, definitions of each term in the preceding formula and other necessary matters with respect to adjustments shall be as set forth by Representative Director of the Company.

Further, after the allotment day, in the event of unavoidable circumstances that require adjustment of the Exercise Price, the Exercise Price shall be adjusted to the extent reasonable.

4. Exercise period for share options

From April 1, 2008 to June 27, 2011

5. Terms for exercising share options

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to directors of Isetan

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to those who hold subscription rights of Isetan granted to directors of Isetan shall be as follows:

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Eighth Series of Share Options of Isetan Company Limited) loses the position as director of the Company or Isetan, share options shall be exercisable for a maximum of four years from the date of losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Eighth Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall be cancelled immediately without requiring any procedures and the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Eighth Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was a director of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to those who hold subscription rights of Isetan granted to executive officers of Isetan shall be as follows:

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Eighth Series of Share Options of Isetan Company Limited) loses the position as executive officer of the Company or Isetan, share options shall be exercisable for a maximum of four years from the date of losing the position of executive officer (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position). Such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director of the Company or Isetan immediately following the loss of the position as executive officer of the Company or Isetan, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Eighth Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by the Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall be cancelled immediately without requiring any procedures and the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes a Share Option Holder by inheriting the Eighth Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was an executive officer of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to those who hold subscription rights of Isetan granted to employees of Isetan shall be as follows:

(1) Each share option may not be partially exercised.

(2) In cases where, for reasons other than death, the Share Option holder (excluding those who become Share Option Holders by inheriting the Eighth Series of Share Options of Isetan Company Limited) loses the position as employee of the Company or Isetan, share options shall be exercisable for a maximum of four years from the date of losing the position of employee (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position). Such terms do not apply if the Share Option Holder enters into an engagement agreement with the Company or Isetan as a director or executive officer of the Company or Isetan immediately following the loss of the position as employee of the Company or Isetan, and share options shall be exercisable for a maximum of four years from the date of last losing the position of director or executive officer of the Company or Isetan (if on or before the delivery date of share options, one has already lost one's position, then the date of losing the position), provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

(3) In the event that the Share Option Holder (excluding those who become Share Option Holders by inheriting the Eighth Series of Share Options of Isetan Company Limited) dies, an heir may inherit the share options, provided, however, that if there are several heirs, they must select among themselves one person to exercise the share options (hereinafter in this paragraph referred to as the "Successor") within six months from the death of the Share Option Holder and submit required documents designated by the Representative Director of the Company to a division designated by Representative Director of the Company. If the Successor dies after succeeding the share options, the share options shall be cancelled immediately without requiring any procedures and the share options shall not be inherited by the heir of the Successor. The share options succeeded by the Successor shall be exercisable for a maximum of two years from the date of the Share Option Holder's death.

In the event that a Share Option Holder becomes Share Option Holder by inheriting the Eighth Series of Share Options of Isetan Company Limited, exercise of rights to the share options shall be permitted for a maximum of two years from the date of death of the original Share Option Holder who was employee of the Company or Isetan. In the event that such Share Option Holder dies, the share options shall be cancelled immediately without requiring any procedures and shall not be succeeded to the heir of the Share Option Holder, provided, however, that the exercise period may not exceed the period provided for in the foregoing 4.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

The Company shall acquire the share options without compensation in the event of any of the following.

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to those who hold subscription rights of Isetan granted to directors of Isetan

(1) If the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon any of the following events.

   (A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Director pursuant to the Corporate Law;

   (B) dismissal of the Share Option Holder as Director of the Company or Isetan;

   (C) violation by the Share Option Holder of company regulations concerning the prevention of insider trading of the Company or Isetan;

   (D) breach of conditions of the share options or provisions of the "Agreement on

Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to those who hold subscription rights of Isetan granted to executive officers of Isetan

(1) In the event that the Share Option Holder no longer fulfills the conditions for exercising share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) an act committed by the Share Option Holder that disqualifies the Share Option Holder as Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(B) dismissal of the Share Option Holder of Executive Officer pursuant to regulations concerning executive officers of the Company or Isetan;

(C) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(D) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(E) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(F) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

Terms for exercising share options to be delivered to replace the Eighth Series of Share Options of Isetan granted to those who hold subscription rights of Isetan granted to employees of Isetan

(1) In the event that the Share Option Holder no longer fulfils the conditions for exercising

share options.

(2) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company upon enactment, amendment, or repeal of laws and regulations, etc. relating to the Corporate Law, the Financial Instruments and Exchange Law, and tax laws, etc.

(3) If the acquisition of share options without compensation is resolved by the Board of Directors of the Company when the Company implements a merger with another company or company split, or other organizational changes as provided for in the Corporate Law, etc.

(4) In the event that the acquisition of share options without compensation is resolved by the Board of Directors of the Company in the case of any of the following events.

(A) dismissal of the Share Option Holder pursuant to the provisions of a labor agreement or regulation concerning commendations and discharges of the Company or Isetan;

(B) violation by the Share Option Holder of Company regulations concerning the prevention of insider trading of the Company or Isetan;

(C) breach of conditions of the share options or provisions of the "Agreement on Allotment of Share Options" by the Share Option Holder;

(D) an act committed by the Share Option Holder in violation of the duty of care in relation to job duties that results in material damage to the Company or Isetan; and

(E) an act committed by the Share Option Holder resulting in material damage to the credibility of the Company or Isetan.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of a reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly deliver the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the exercise price after the reorganization as set forth below by the number of shares subject to the share options as shall be decided in accordance with the preceding (3). The exercise price after the reorganization shall be the amount calculated by adjusting the exercise price in accordance with the adjustment in the event of a stock split or stock consolidation as specified in the preceding 3, taking into account the conditions, etc. of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from either the first day of the period during which share options may be exercised as provided for in the preceding 4, or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of share options provided for in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of

transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures
In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed a part of t these Terms.

13. Other matters
Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Terms of Share Options Issued in June 2004 of Mitsukoshi, Ltd. (Stock Compensation Type Stock Options)

1. Name of share options

Share Options Issued in June 2004 of Mitsukoshi, Ltd. (Stock Compensation Type Stock Options)

2. Class and number of shares subject to share options

111,000 shares of common stock of Mitsukoshi, provided, however, that the number of share options of Mitsukoshi cancelled due to the exercise or other reasons after October 4, 2007 multiplied by 1,000 shall be deducted.

3. Number of share options

111 share options, provided, however, that the number of share options of Mitsukoshi cancelled due to the exercise or other reasons after October 4, 2007 shall be deducted.

Moreover, the number of shares subject to one (1) share option (hereinafter referred to as the "Granted Share Number" shall be 1,000 shares, provided, however, that if Mitsukoshi conducts a stock split or stock consolidation of common stock of Mitsukoshi, the Granted Share Number shall be adjusted in accordance with the following formula, and fractions of less than one share that result from the adjustment shall be rounded down.

Granted Share Number after adjustment = Granted Share Number before adjustment x Ratio of split or consolidation

In the case of a stock split, the Granted Share Number after adjustment shall be applied after the day following the shareholder allotment date, and in the case of a stock consolidation, it shall be applied after the day following the day upon which a certain period is fulfilled as set forth in Paragraph 1 of Article 215 of the Commercial Code, provided, however, that if a stock split is conditional upon the approval by a general meeting of shareholders of the Mitsukoshi of a proposal concerning the incorporation into capital of profit available for dividend, and any date prior to the adjournment of the general meeting of shareholders is set as the shareholder allotment date for the stock split, the Granted Share Number after adjustment shall be applied immediately following the approval of the general meeting of shareholders, and retroactive to immediately after the shareholder allotment date.

In addition, in the event of unavoidable circumstances that require adjustment of the Granted Share Number such as when Mitsukoshi conducts a stock split or stock consolidation, the Granted Share Number shall be adjusted to the extent reasonable, taking into considerations such factors as the terms of stock split or stock consolidation.

Furthermore, when making an adjustment to the Granted Share Number, Mitsukoshi shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that in the event that Mitsukoshi fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then Mitsukoshi shall subsequently make a public announcement or issue notification promptly.

4. Application deadline

June 24, 2004

5. Issue amount and issue date of each share option

Each share option shall be issued without contribution, and the issue date shall be on June 24, 2004 (hereinafter referred to as the "Issue Date").

6. Amount to be paid upon the exercise of each share option

The amount to be paid upon the exercise of each share option shall be the amount calculated by multiplying the paid-in amount per share of shares to be issued or transferred for the exercise of each option (hereinafter referred to as the "Exercise Price") by the Granted Number of Shares. The Exercise Price shall be ¥ 1.

7. Exercise period for share options

From June 1, 2005 to May 31, 2014

8. Other terms for exercising share options

Each share option shall not be partially exercised.

9. Reasons to cancel share options and cancellation terms

(1) In the event that a proposal to approve a merger agreement whereby Mitsukoshi becomes a dissolved company is approved by a general meeting of shareholders of Mitsukoshi, or a proposal to approve a stock exchange agreement or stock transfer whereby Mitsukoshi becomes a wholly owned subsidiary is approved by a general meeting of shareholders, Mitsukoshi may cancel the share options without compensation.

(2) Mitsukoshi may at any time cancel without compensation the share options acquired and held by Mitsukoshi.

10. Amount of the issue price of shares not incorporated into the stated capital in the event of issuance of shares of common stock of Mitsukoshi due to exercise of share options

The issue price shall be incorporated into the stated capital in whole.

11. Restriction on transfer of share options

Transfer of share options shall require a resolution of the Board of Directors of Mitsukoshi.

12. Issuance of share option certificates

Share options certificates shall be issued only if a request is made by Share Option Holders.

13. Calculation of dividends on profit in the event of new issuance of common stock due to the exercise of share options

Initial shareholder dividends and interim dividends on shares of common stock of Mitsukoshi issued as a result of exercise of share options shall be paid on March 1 if share options are exercised between March 1 and August 31 and on September 1 if share options are exercised between September 1 and the end of February of the following year.

14. Succession of obligations associated with share options by a wholly owning parent company in the event of a stock exchange or stock transfer whereby Mitsukoshi becomes a wholly owned subsidiary and a policy to decide on the terms of the share options after the succession

In the event of a stock exchange or stock transfer whereby Mitsukoshi becomes a wholly owned subsidiary, Mitsukoshi may cede any obligations associated with share options which have not been exercised or cancelled at that time to the company which becomes its wholly owning parent company (hereinafter referred to as the "Parent Company") by way of the stock exchange or stock transfer pursuant to the following policy to decide on the terms of the share options (hereinafter referred to as the "Terms Decision Policy"), provided, however, that such terms shall apply only if the proposal of the stock exchange or stock transfer incorporating statements which are in line with the Terms Decision Policy concerning the succession of obligations associated with the share options to be issued by Mitsukoshi is approved by a general meeting of shareholders of Mitsukoshi.

(i) Class of shares of the Parent Company subject to share options

It shall be shares of common stock of the Parent Company.

(ii) Number of shares of the Parent Company subject to each share option

It shall be the Granted Share Number to which a reasonable adjustment is made, taking into account the terms, etc. of the stock exchange or stock transfer (hereinafter referred to as the "Granted Share Number after the Succession").

(iii) Amount to be paid upon the exercise of each share option

It shall be the Exercise Price multiplied by the Granted Share Number after the Succession, taking into account the terms, etc. of the stock exchange or stock transfer.

(iv) Exercise period for share options

The commencement date of the period from when the share options may be exercised as specified in the foregoing 7, or the date of the stock exchange or stock transfer, whichever is later, until the last day of the period the share options may be exercised, as specified in the foregoing 7.

(v) Reasons to cancel share options and cancellation terms

It shall be determined pursuant to the foregoing provisions of 8. and 9.

(vi) Restriction on transfer of share options

Transfer of share options shall require the approval of the Board of Directors of the Parent Company.

15. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by Mitsukoshi should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as set forth in the below 16. Moreover, if a share option certificate is issued for each share option in relation to the exercise, the share option certificate shall be attached to the "Share Option Exercise Request Form."

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total amount to be paid as a result of exercise of each share option as provided in the preceding 6. multiplied by the number of share options to be exercised (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by Mitsukoshi (hereinafter referred to as the "Designated Account") at the payment handling office as set forth in the below 17. by the day and time designated by Mitsukoshi.

16. Office in charge of accepting exercise forms for share options

Secretarial Matters, General Administration Division of Corporate Communications of Mitsukoshi (or any other division responsible for this business)

17. Payment handling office with respect to the exercise of share options

Sumitomo Mitsui Banking Corporation, Nihonbashi Branch (or any other succeeding bank or branch of the Bank)

18. Effective date for the exercise of share options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 15.(2).

(2) Mitsukoshi shall deliver share certificates immediately after the completion of the exercise procedure, provided, however, that share certificates of shares less than one unit shall not be delivered.

19. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, in accordance with the provisions of the Commercial Code and the purpose of share options, and through a method deemed adequate by Mitsukoshi, necessary measures such as modification of provisions in these Terms may be taken.

20. Public notice on these Terms

Mitsukoshi shall retain a copy of these Terms in its head office and during its business hours, make it available for view by the Share Option Holders.

21. Any other necessary items concerning share options shall be decided by the Director and President, or the Representative Director appointed by the Director and President.

Exhibit 19

Descriptions of the Ninth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Ninth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options or calculation method

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 340 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Mitsukoshi, Ltd. (hereinafter referred to as "Mitsukoshi") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Mitsukoshi, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Granted Share Number after adjustment = Granted Share Number before adjustment x Ratio of split or consolidation

In the case of a stock split, the Granted Share Number after adjustment shall be applied from the day after the base date of the stock split, and in the case of a stock consolidation, after the effective date of the stock consolidation, provided, however, that if a stock split is conditional upon the approval by a general meeting of shareholders of the Company of a proposal to increase capital or capital reserve by decreasing the amount of surplus, and any date prior to the adjournment of the general meeting of shareholders is set as a base date, the Granted Share Number after adjustment shall be applied immediately after approval of the general meeting of shareholders, retroactive to the day immediately after the base date of the stock split.

Additionally, if on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, unavoidable circumstances occur that require adjustment of the Granted Share Number such as that Mitsukoshi conducts a stock consolidation or stock split, and if after the issuance of share options, unavoidable circumstances occur that require adjustment of the Granted Share Number such as that the Company conducts a stock consolidation or stock split, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms stock consolidation or stock split.

Furthermore, when making an adjustment to the Granted Share Number, the Company shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that if the Company fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then the Company shall subsequently make a public announcement or issue notification promptly.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

The amount of assets invested upon the exercise of each share option shall be the amount calculated by multiplying the amount per share which should be paid upon the exercise of each share option (hereinafter referred to as the "Exercise Price") by the Granted Share Number.

The Exercise Price shall be ¥1.

4. Exercise period for share options

From April 1, 2008 to May 31, 2014

5. Terms for exercising share options

(1) Each share option may not be partially exercised.

(2) In the event that the Share Option Holder dies, an heir shall inherit the share options, provided, however, that the heirs must select among themselves one person to succeed all of the share options by way of partition of the estate (hereinafter in this paragraph referred to as the "Successor"), and the Successor may exercise the succeeded share options only if the Successor complies with terms provided separately by the Company. Furthermore, if there is no heir to the Share Option Holder, the share options shall be cancelled immediately without requiring any procedures and the share options shall not be inherited by the heir of the Successor.

(3) In the event that a Share Option Holder has retired from the position as director, executive officer, or corporate auditor (hereinafter collectively referred to as the "Officer") of Mitsukoshi prior to June 1, 2005 due to the expiration of the term of office, the Share Option Holder may exercise share options for five years from the date of losing the position as Officer, provided, however, that they have legitimate reasons such as compulsory retirement.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares

due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the calculated maximum capital increase provided for in the provisions of Paragraph 1 of Article 40 of the Accounting Rules of Companies, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital increase provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

In the event that a proposal to approve a merger contract whereby the Company becomes a dissolved company, or a proposal to approve an absorption split contract or plan for split through establishment of a new company whereby the Company becomes a split company, or a proposal to approve a stock exchange contract or stock transfer plan whereby the Company becomes a wholly owned subsidiary is approved by a general meeting of shareholders of the Company (if a resolution of general meeting of shareholders is not required, when a resolution is adopted at a board of directors meeting of the Company), the share options may be acquired without compensation upon a date decided separately by the board of directors of the Company.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following principles shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company to be issued upon exercise of the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company to be issued upon exercise of the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the Exercise Price after the reorganization by the number of shares to be issued upon exercise of the share options as be decided in accordance with the preceding (3). The Exercise Price after the reorganization shall be adjusted taking into account the terms of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from the day when the Reorganization Acts come into force to the last day of the period for the exercise of share options provided in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of a board of directors of the Reorganization Target Company.

(8) Reasons the Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total amount calculated by multiplying the exercise price as provided in the preceding 3. by the Granted Share Number (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company such as modification of provisions in these Terms, necessary measures shall be taken.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 20

Terms of Share Options Issued in June 2005 of Mitsukoshi, Ltd. (Stock Compensation Type Stock Options)

1. Name of share options

Share Options Issued in June 2005 of Mitsukoshi, Ltd. (Stock Compensation Type Stock Options)

2. Class and number of shares subject to share options

125,000 shares of common stock of Mitsukoshi, provided, however, that the number of share options of Mitsukoshi cancelled due to the exercise or other reasons after October 4, 2007 multiplied by 1,000 shall be deducted.

3. Number of share options

125 share options, provided, however, that the number of share options of Mitsukoshi cancelled due to the exercise or other reasons after October 4, 2007 shall be deducted.

Moreover, the number of shares subject to one (1) share option (hereinafter referred to as the "Granted Share Number" shall be 1,000 shares, provided, however, that if Mitsukoshi conducts a stock split or stock consolidation of common stock of Mitsukoshi, the Granted Share Number shall be adjusted in accordance with the following formula, and fractions of less than one share that result from the adjustment shall be rounded down.

Granted Share Number after adjustment = Granted Share Number before adjustment x Ratio of split or consolidation

In the case of a stock split, the Granted Share Number after adjustment shall be applied after the day following the shareholder allotment date, and in the case of a stock consolidation, it shall be applied after the day following the day upon which a certain period is fulfilled as set forth in Paragraph 1 of Article 215 of the Commercial Code, provided, however, that if a stock split is conditional upon the approval by a general meeting of shareholders of the Mitsukoshi of a proposal concerning the incorporation into capital of profit available for dividend, and any date prior to the adjournment of the general meeting of shareholders is set as the shareholder allotment date for the stock split, the Granted Share Number after adjustment shall be applied immediately following the approval of the general meeting of shareholders, and retroactive to immediately after the shareholder allotment date.

In addition, in the event of unavoidable circumstances that require adjustment of the Granted Share Number such as when Mitsukoshi conducts a stock split or stock consolidation, the Granted Share Number shall be adjusted to the extent reasonable, taking into considerations such factors as the terms of stock split or stock consolidation.

Furthermore, when making an adjustment to the Granted Share Number, Mitsukoshi shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that in the event that Mitsukoshi fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then Mitsukoshi shall subsequently make a public announcement or issue notification promptly.

4. Application deadline

June 23, 2005

5. Issue amount and issue date of each share option

Each share option shall be issued without contribution, and the issue date shall be on June 23, 2005 (hereinafter referred to as the "Issue Date").

6. Amount to be paid upon the exercise of each share option

The amount to be paid upon the exercise of each share option shall be the amount calculated by multiplying the paid-in amount per share of shares to be issued or transferred for the exercise of each option (hereinafter referred to as the "Exercise Price") by the Granted Number of Shares. The Exercise Price shall be ¥ 1.

7. Exercise period for share options

From June 1, 2006 to May 31, 2015

8. Other terms for exercising share options

Each share option shall not be partially exercised.

9. Reasons to cancel share options and cancellation terms

(1) In the event that a proposal to approve a merger agreement whereby Mitsukoshi becomes a dissolved company is approved by a general meeting of shareholders of Mitsukoshi, or a proposal to approve a stock exchange agreement or stock transfer Mitsukoshi becomes a wholly owned subsidiary is approved by a general meeting of shareholders, Mitsukoshi may cancel the share options without compensation.

(2) Mitsukoshi may at any time cancel without compensation the share options acquired and held by Mitsukoshi.

10. Amount of the issue price of shares not incorporated into the stated capital in the event of issuance of shares of common stock of Mitsukoshi due to exercise of share options

The issue price shall be incorporated into the stated capital in whole.

11. Restriction on transfer of share options

Transfer of share options shall require a resolution of the Board of Directors of Mitsukoshi.

12. Issuance of share option certificates

Share options certificates shall be issued only if a request is made by Share Option Holders.

13. Calculation of dividends on profit in the event of new issuance of common stock due to the exercise of share options

Initial shareholder dividends and interim dividends on shares of common stock of Mitsukoshi issued as a result of exercise of share options shall be paid on March 1 if share options are exercised between March 1 and August 31 and on September 1 if share options are exercised between September 1 and the end of February of the following year.

14. Succession of obligations associated with share options by a wholly owning parent company in the event of a stock exchange or stock transfer whereby Mitsukoshi becomes a wholly owned subsidiary and a policy to decide on the terms of the share options after the succession

In the event of a stock exchange or stock transfer whereby Mitsukoshi becomes a wholly owned subsidiary, Mitsukoshi may cede any obligations associated with share options which have not been exercised or cancelled at that time to the company which becomes its wholly owning parent company (hereinafter referred to as the "Parent Company") by way of the stock exchange or stock transfer pursuant to the following policy to decide on the terms of the share options (hereinafter referred to as the "Terms Decision Policy"), provided, however, that such terms shall apply only if the proposal of the stock exchange or stock transfer incorporating statements which are in line with the Terms Decision Policy concerning the succession of obligations associated with the share options to be issued by Mitsukoshi is approved by a general meeting of shareholders of Mitsukoshi.

(i) Class of shares of the Parent Company subject to share options

It shall be shares of common stock of the Parent Company.

(ii) Number of shares of the Parent Company subject to each share option

It shall be the Granted Share Number to which a reasonable adjustment is made, taking into account the terms, etc. of the stock exchange or stock transfer (hereinafter referred to as the "Granted Share Number after the Succession").

(iii) Amount to be paid upon the exercise of each share option

It shall be the Exercise Price multiplied by the Granted Share Number after the Succession, taking into account the terms, etc. of the stock exchange or stock transfer.

(iv) Exercise period for share options

The commencement date of the period from when the share options may be exercised as specified in the foregoing 7, or the date of the stock exchange or stock transfer, whichever is later, until the last day of the period the share options may be exercised, as specified in the foregoing 7.

(v) Reasons to cancel share options and cancellation terms

It shall be determined pursuant to the foregoing provisions of 8. and 9.

(vi) Restriction on transfer of share options

Transfer of share options shall require the approval of the Board of Directors of the Parent Company.

15. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by Mitsukoshi should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as set forth in the below 16. Moreover, if a share option certificate is issued for each share option in relation to the exercise, the share option certificate shall be attached to the "Share Option Exercise Request Form."

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total amount to be paid as a result of exercise of each share option as provided in the preceding 6. multiplied by the number of share options to be exercised (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by Mitsukoshi (hereinafter referred to as the "Designated Account") at the payment handling office as set forth in the below 17. by the day and time designated by Mitsukoshi.

16. Office in charge of accepting exercise forms for share options

Secretarial Matters, General Administration Division of Mitsukoshi (or any other division responsible for this business)

17. Payment handling office with respect to the exercise of share options

Sumitomo Mitsui Banking Corporation, Nihonbashi Branch (or any other succeeding bank or branch of the Bank)

18. Effective date for the exercise of share options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 15.(2).

(2) Mitsukoshi shall deliver share certificates immediately after the completion of the exercise procedure, provided, however, that share certificates of shares less than one unit shall not be delivered.

19. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms e, in accordance with the provisions of the Commercial Code and the purpose of share options, and through a method deemed adequate by Mitsukoshi, necessary measures such as modification of provisions in these Terms may be taken.

20. Public notice on these Terms

Mitsukoshi shall retain a copy of these Terms in its head office and during its business hours, make it available for view by the Share Option Holders.

21. Any other necessary items concerning share options shall be decided by the Director and President, or the Representative Director appointed by the Director and President.

Exhibit 21

Descriptions of the Tenth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Tenth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of the shares subject to share options or calculation method

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 340 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Mitsukoshi, Ltd. (hereinafter referred to as "Mitsukoshi") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Mitsukoshi, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Granted Share Number after adjustment = Granted Share Number before adjustment x Ratio of split or consolidation

In the case of a stock split, the Granted Share Number after adjustment shall be applied from the day after the base date of the stock split, and in the case of a stock consolidation, after the effective date of the stock consolidation, provided, however, that if a stock split is conditional upon the approval by a general meeting of shareholders of the Company of a proposal to increase capital or capital reserve by decreasing the amount of surplus, and any date prior to the adjournment of the general meeting of shareholders is set as a base date, the Granted Share Number after adjustment shall be applied immediately after approval of the general meeting of shareholders, retroactive to the day immediately after the base date of the stock split.

Additionally, if on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, unavoidable circumstances occur that require adjustment of the Granted Share Number such as that Mitsukoshi conducts a stock consolidation or stock split, and if after the issuance of share options, unavoidable circumstances occur that require adjustment of the Granted Share Number such as that the Company conducts a stock consolidation or stock split, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms of stock consolidation or stock split.

Furthermore, when making an adjustment to the Granted Share Number, the Company shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that if the Company fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then the Company shall subsequently make a public announcement or issue notification promptly.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

The amount of assets invested upon the exercise of each share option is subject to money and shall be the amount per share which should be paid as a result of exercise of each share option (hereinafter referred to as the "Exercise Price") multiplied by the Granted Share Number.
The Exercise Price shall be ¥1.

4. Exercise period for share options

From April 1, 2008 to May 31, 2015

5. Terms for exercising share options
   (1) Each share option may not be partially exercised.
   (2) In the event that the Share Option Holder dies, an heir shall inherit the share options, provided, however, that the heirs must select among themselves one person to succeed all of the share options by way of partition of the estate (hereinafter in this paragraph referred to as the "Successor"), and the Successor may exercise the succeeded share options only if the Successor complies with terms separately provided by the Company. Furthermore, if there is not any heir to the Share Option Holder, the share options shall be cancelled immediately without requiring any procedures and the share options shall not be inherited by the heir of the Successor.
   (3) In the event that the Share Option Holder retires from their positions as director, executive officer or corporate auditor (hereinafter collectively referred to as the "Director") of Mitsukoshi prior to June 1, 2006 due to the termination of their term, only if they have legitimate reasons such as compulsory retirement, the Share Option Holder may exercise share options for five years from the date of losing the position as the Director.

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

(1) The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the calculated maximum capital increase provided for in the provisions of Paragraph 1 of Article 40 of the Accounting Rules of Companies, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

(2) The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital increase provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

In the event that a proposal to approve a merger contract whereby the Company becomes a dissolved company, or a proposal to approve an absorption split contract or plan for split through establishment of a new company whereby the Company becomes a split company, or a proposal to approve a stock exchange contract or stock transfer plan whereby the Company becomes a wholly owned subsidiary is approved by a general meeting of shareholders of the Company (if a resolution of general meeting of shareholders is not required, when a resolution is adopted at a board of directors meeting of the Company), the share options may be acquired without compensation upon a date decided separately by the board of directors of the Company.

9. Police to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company to be issued upon exercise of the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company to be issued upon exercise of the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of the Reorganization Target Company Share Options shall be the amount calculated by multiplying the Exercise Price after the reorganization by the number of shares to be issued upon exercise of the share options as be decided in accordance with the preceding (3). The Exercise Price after the reorganization shall be adjusted taking into account the terms of the Reorganization Acts.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from the day when the Reorganization Acts come into force to the last day of the period for the exercise of share options provided in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of a board of directors of the Reorganization Target

Company.

(8) Reasons the Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total amount calculated by multiplying the exercise price as provided in the preceding 3. by the Granted Share Number (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company such as modification of provisions in these Terms, necessary measures shall be taken.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Terms of Share Options Issued in June 2006 of Mitsukoshi, Ltd. (for Directors)

1. Name of offered share options

Share Options Issued in June 2006 of Mitsukoshi, Ltd. (for Directors)

2. Total number of offered share options

54

Provided, however, that it shall be less the number of the share options of Mitsukoshi which have been cancelled as a result of exercise or other reasons after October 4, 2007.

3. Class and number of shares subject to offered share options

The class of shares subject to offered share options shall be common stock and the number of shares subject to each offered share option (hereinafter referred to as the "Granted Share Number") shall be 1,000 shares.

Provided, however, that if Mitsukoshi conducts a stock split (including allotment of shares without contribution. The same shall apply hereinafter to the statements concerning stock split.) or stock consolidation, the Granted Share Number shall be adjusted in accordance with the following formula, and fractions less than one share as a result of the adjustment shall be rounded down.

Granted Share Number after adjustment = Granted Share Number before adjustment x Ratio of split of consolidation

In the case of a stock split, the Granted Share Number after adjustment shall be applied from the day after the base date of the stock split, and in the case of a stock consolidation, after the effective date, provided, however, that if a stock split is conducted on the conditions that a proposal to increase capital or capital reserve by decreasing the amount of retained earnings is approved by a shareholders meeting of Mitsukoshi and any date prior to the adjournment of the shareholders meeting is set as a base date, the exercise price after adjustment shall be applied from the day after the adjournment date of the shareholders meeting, retroactive to the day following the base date.

In addition to the foregoing, in the event of unavoidable circumstances that require adjustment of the Granted Share Number, the Granted Share Number shall be adjusted to the extent reasonable.

Furthermore, when making an adjustment to the Granted Share Number, Mitsukoshi shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that if Mitsukoshi fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then Mitsukoshi shall subsequently make a public announcement or issue notification promptly.

4. Amount of assets to be invested upon the exercise of each offered share option

The amount of assets to be invested upon the exercise of each offered share option shall be ¥1 paid-in amount per share of the shares that Mitsukoshi may be delivered as a result of exercise of offered share options multiplied by the Granted Share Number.

5. Exercise period for offered share options

From June 1, 2007 to May 31, 2016

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of offered share options

i. The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

ii. The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph i from the maximum capital, etc. increase amount provided for in the preceding paragraph i.

7. Restriction on acquisition of offered share options by way of a transfer

Acquisition of offered share options by way of transfer shall require a resolution of the Board of Directors of Mitsukoshi.

8. Acquisition provision on offered share options

Acquisition provision on share options shall not be provided.

9. Policy to decide on cancellation of offered share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that Mitsukoshi conducts a merger (only if Mitsukoshi is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization

Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly issue the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

i. Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

ii. Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

iii. Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 3.

iv. Amount of assets to be invested upon exercise of the share options

The amount of assets to be invested upon exercise of each share option to be delivered shall be the amount calculated by multiplying the paid-in amount after the reorganization as set forth below by the number of shares subject to each share option of the Reorganization Target Company as shall be decided in accordance with the preceding iii. The paid-in amount after the reorganization shall be ¥1 per share of the Reorganization Target Company which may be delivered as a result of exercise of each share option delivered.

v. Exercise period of share options

It shall begin from either the first day of the period during which offered share options may be exercised as provided for in the preceding 5. or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of offered share options as provided for in the preceding 5.

vi. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the share options

It shall be decided pursuant to the preceding 6.

vii. Restriction on acquisition of the share options by way of transfer

Acquisition of the share options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

viii. Acquisition provisions for share options

It shall be decided pursuant to the preceding 8.

ix. Other conditions for exercise of the share options

It shall be decided pursuant to the below 11.

10. Handling of fractions of less than one share that result from the exercise of offered share options.

Fractions of less than one share of the shares to be delivered to the Share Option Holder, that result from the exercise of offered share options shall be rounded down.

11. Other terms for exercising offered share options

i. Share Option Holders in a position of director, executive officer and corporate auditor of Mitsukoshi may not exercise share options.

ii. In the event that a Share Option Holder cannot exercise share options due to maintenance of the position as director, executive officer or corporate auditor of Mitsukoshi prior to May 31, 2015, the Share Option Holder shall be able to exercise share options between June 1, 2015 and May 31, 2016.

iii. In the event that any of the following proposals is approved by a shareholders meeting of the Mitsukoshi: merger agreement whereby Mitsukoshi becomes a dissolved company, share exchange agreement whereby Mitsukoshi becomes a wholly owned subsidiary, or stock transfer.

For 15 days from the day after the date of approval

iv. In the event that the Share Option Holder waives its offered share options, such offered share options may not be exercised.

12. Calculation method of the paid-in amount of offered share options

In accordance with to the Black Scholes Model, the option price per share calculated based on the following base numerical value multiplied by the Granted Share Number.

$$C = Se^{-qT}N(d) - Xe^{-rT}N\left(d - \sigma\sqrt{T}\right)$$

then,

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

i. Option price per share (C)

ii. Share price (S): closing price in the ordinary trading of common stock of Mitsukoshi at the Tokyo Stock Exchange on June 30, 2006 (if there is no closing price on that day, the closing price of the latest trading day prior to the foregoing)

iii. Exercise price (X)(paid-in amount per share of shares that may be delivered as a result of exercise of offered share options): ¥1

iv. Expected remaining period (T): 5.5 years

v. Volatility (σ): volatility ratio calculated based on the closing price on each trading day in the ordinary trading of common stock of Mitsukoshi for 5.5 years (from January 1, 2001 to June 30, 2006)

vi. Risk free interest rate (r): the interest rate of national bonds in which the remaining period corresponds with the expected remaining period

vii. Dividend yield (q): dividend per share (actual dividend as of the fiscal year ended February 2006)/the share price provided in the foregoing ii

viii. Cumulative distribution function of standard normal distribution ($N(\cdot)$)

13. Allotment date of offered share options

June 30, 2006

14. Payment due in exchange of offered share options

The payment due shall be June 30, 2006.

15. Request to exercise share options and the method of making payment

i. To exercise share options, the "Share Option Exercise Request Form" provided by Mitsukoshi should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as set forth in the below 16.

ii. In addition to the submission of the Share Option Exercise Request Form in the preceding i, the total exercise price of the common stock of Mitsukoshi to be delivered as a result of exercise of offered share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by Mitsukoshi at the payment handling office as set forth in the below 17 (hereinafter referred to as the "Designated Account") by the day and time designated by Mitsukoshi.

16. Office in charge of accepting exercise forms for offered share options

Corporate Communication Office of Mitsukoshi (or any other division responsible for this business.

17. Payment handling office with respect to the exercise of offered share options

Sumitomo Mitsui Banking Corporation, Nihonbashi Branch (or any other succeeding bank or branch of the Bank)

18. Effective date for the exercise of offered share options

i. Offered share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 15.ii.

ii. Mitsukoshi shall deliver share certificates immediately after the completion of the exercise procedure. Provided, however, that share certificates in relation to less than one unit shall not be delivered.

19. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by Mitsukoshi with respect to matters related to the share options, and such modifications shall be deemed a part of these Terms.

20. Public notice on these Terms

Mitsukoshi shall retain a copy of these Terms of the offered share options in its head office and during its business hours, make it available for viewing by the Share Option Holders.

21. Any other necessary items concerning offered share options shall be decided by the Representative Director.

Descriptions of the Eleventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Eleventh Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 340 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Mitsukoshi, Ltd. (hereinafter referred to as "Mitsukoshi") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Mitsukoshi, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number shall be adjusted in accordance with the following formula. Fractions of less than one share that result from the adjustment shall be rounded down.

Granted Share Number after adjustment = Granted Share Number before adjustment x Ratio of split or consolidation

In the case of a stock split, the Granted Share Number after adjustment shall be applied from the day after the base date of the stock split, and in the case of a stock consolidation, after the effective date of the stock consolidation, provided, however, that if a stock split is conditional upon the approval by a general meeting of shareholders of the Company of a proposal to increase capital or capital reserve by decreasing the amount of surplus, and any date prior to the adjournment of the general meeting of shareholders is set as a base date, the Granted Share Number after adjustment shall be applied from the day after the adjournment of the general meeting of shareholders, retroactive to the day after the base date.

Additionally, if on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, unavoidable circumstances occur that require adjustment of the Granted Share Number with respect to Mitsukoshi, and if after the issuance of share options, unavoidable circumstances occur that require adjustment of the Granted Share Number with respect to the Company, the Granted Share Number shall be adjusted to the extent reasonable.

Furthermore, when making an adjustment to the Granted Share Number, the Company shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that if the Company fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then the Company shall subsequently make a public announcement or issue notification promptly.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the paid-in amount of ¥1 per share of shares to be delivered upon the exercise of share options, by the Granted Share Number.

4. Exercise period for share options

From April 1, 2008 to May 31, 2016

5. Terms for exercising share options

(1) Share Option Holders in a position of director, executive officer and corporate auditor of the Company or its subsidiaries may not exercise share options.

(2) In the event that a Share Option Holder cannot exercise share options due to maintenance of the position as director, executive officer or corporate auditor of the Company or its subsidiaries prior to May 31, 2015, the Share Option Holder shall be able to exercise share options between June 1, 2015 and May 31, 2016.

(3) In the event that any of the following proposals is approved by a general meeting of shareholders of the Company or its subsidiaries: merger agreement whereby the Company or its subsidiaries becomes a dissolved company, share exchange agreement whereby the Company or its subsidiaries becomes a wholly owned subsidiary, or stock transfer.

For 15 days from the day after the date of approval

(4) In the event that the Share Option Holder waives its share options, such share options may not be exercised.

(5) Exercise of share options by heirs

(a) In the event that a Share Option Holder dies, share options shall be inherited by a heir, provided, however, that heirs shall select among themselves one person to succeed all of the share options (hereinafter referred to as the "Successor"), and documents are submitted in accordance with the following ii as specified in the following ii, and the Successor complies with conditions provided separately by the Company. In addition, only Share Option Holders' spouses, children (including adopted children of Share Option Holders), fathers, mothers, brothers, or sisters can be the Successor. The Successor may exercise share options for a maximum of one year from the date of succeeding the share options in accordance with provisions of the Civil Code within the exercise period for share options.

(b) Unless the Successor submits documents provided in each of the following items to the Company (or documents deemed by the Company to have the same legal force) immediately following the death of the Share Option Holder (provided, however, that at the latest, within one year after the death of the Share Option Holder), the share options may not be exercised.

i a copy of a withdrawal register, etc. (one issued within three months);

ii a certificate of the seal impression of the Successor (the one issued within three months;

iii a will, estate partition agreement document or similar document necessary to prove partition of the estate that evidences that only the Successor has succeeded the share options;

iv a document evidencing the name and address of the Successor; and

v any other documents designated by the Company.

(c) In the event that an estate partition agreement has not been concluded by the heirs of a Share Option Holder within one year of the death of the Share Option Holder, a representative of the heirs shall be appointed immediately, and notice to such effect shall be made to the Company. In this case, upon conclusion of the estate partition agreement, the documents specified in each item of the preceding (b) shall be submitted to the Company within one year as provided for in (b).

(6) In the event of any of the following, Share Option Holders or heirs may not exercise share options after the time as specified in each item.

(a) In the event of dismissal from the position of director, executive officer or corporate auditor of the Company or its subsidiaries

At the time of dismissal

(b) Reasons other than the preceding (a) for which the board of directors of the Company or its subsidiaries deems that continued holding of share options by a Share Option Holder is not appropriate.

At the time when the Company or its subsidiary resolved that effect

(c) In the event that a Share Option Holder dies and in the event of any of the following (i) or (ii)

(i) In the event that the Share Option Holder does not have any Successor

At the time of the death of the Share Option Holder

(ii) In the event that the Successor pursuant to the preceding (5)(b) fails to submit the documents as set forth in each item of (5)(b)

At the time when the last day of one year has passed, provided on the top of (5)(b)

(d) In the event that the Successor falls under the following (i) or (ii)

(i) In the event that the Successor does not exercise share options within the period specified in the preceding (5)(b)

At the time of the termination of the period

(ii) In the event that the Successor dies after the succession of share options and before exercising the share options

At the time of the death of the Successor

(e) In the event that the Successor is given a judgment of commencement of guardianship, commencement of protection or commencement of assistance

At the time of such judgment

(f) In the event that the Successor is given a decision to commence bankruptcy proceedings or civil reorganization proceedings

At the time of such decision

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

i The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

ii The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph i from the maximum capital, etc. increase amount provided for in the preceding paragraph i.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

Acquisition provision on share options shall not be provided.

9. Policy concerning cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly issue the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to be the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of each share option to be delivered shall be the amount calculated by multiplying the paid-in amount after the reorganization as set forth below by the number of shares subject to each share option of the Reorganization Target Company as shall be decided in accordance with the preceding (3). The paid-in amount after the reorganization shall be ¥1 per share of the Reorganization Target Company which may be delivered as a result of exercise of each share option delivered.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from the day when the Reorganization Acts come into force to the last day of the period for the exercise of share options as set forth in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a

result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed as a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Exhibit 24

Terms of Share Options Issued in June 2006 of Mitsukoshi, Ltd. (for Executive Officers with Special Titles)

1. Name of offered share options

Share Options Issued in June 2006 of Mitsukoshi, Ltd. (for Executive Officers with Special Titles)

2. Total number of offered share options

16

However, it shall be less the number of the share options of Mitsukoshi which have been cancelled as a result of exercise or other reasons after October 4, 2007.

3. Class and number of shares subject to offered share options

The class of shares subject to the offered share options shall be common stock and the number of shares subject to each offered share option (hereinafter referred to as the "Granted Share Number") shall be 1,000 shares.

Provided, however that if Mitsukoshi conducts a stock split (including allotment of shares without contribution. The same shall apply hereinafter to the statements concerning stock split.) or stock consolidation, the Granted Share Number in relation to the share options shall be adjusted in proportion to with ratio of stock split of stock consolidation.

In the case of a stock split, the Granted Share Number after adjustment shall be applied from the day after the base date of the stock split, and in the case of a stock consolidation, after the effective date of the stock consolidation, provided, however, that if a stock split is conditional upon the approval by a shareholders meeting of Mitsukoshi of a proposal to increase capital or capital reserve by decreasing the amount of surplus, and any date prior to the adjournment of the shareholders meeting is set as a base date, the exercise price after adjustment shall be applied from the day after the adjournment of the shareholders meeting, retroactive to the day after the base date.

In addition, if unavoidable circumstances occur that require adjustment of the Granted Share Number with respect to the share options such as when Mitsukoshi reduces capital, etc., taking into account terms, etc. of capital reduction, etc., the Granted Share Number with respect to the share options shall be adjusted to the extent reasonable.

Additionally, fractions of less than one unit as a result of the foregoing adjustment shall be rounded down.

Furthermore, when making an adjustment to the Granted Share Number, Mitsukoshi shall make a public announcement on or issue notification of necessary matters to each offered share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that if Mitsukoshi fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then Mitsukoshi shall subsequently make a public announcement or issue notification promptly.

4. Amount of assets to be invested upon the exercise of each offered share option

Upon the exercise of each offered share option shall be made in cash, and it shall be the amount calculated by multiplying the paid-in amount of ¥1 per share of shares to be delivered upon the exercise of offered share options by the Granted Share Number.

5. Exercise period for offered share options

From June 1, 2007 to May 31, 2016

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of offered share options

i The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

ii The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph i from the maximum capital, etc. increase amount provided for in the preceding paragraph i.

7. Restriction on acquisition of offered share options by way of a transfer

Acquisition of offered share options by way of transfer shall require a resolution of the Board of Directors of Mitsukoshi.

8. Acquisition provision on offered share options

Acquisition provision on share options shall not be provided.

9. Policy to decide on cancellation of offered share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that Mitsukoshi conducts a merger (only if Mitsukoshi is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly issue the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

i Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

ii Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

iii Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 3.

iv Amount of assets to be invested upon exercise of the share options

The amount of assets to be invested upon exercise of the share options to be delivered shall be the amount calculated by multiplying the paid-in amount after the reorganization as set forth below by the number of shares subject to the share options of the Reorganization Target Company as shall be decided in accordance with the preceding iii. The paid-in amount after the reorganization shall be ¥1 per share of the Reorganization Target Company which may be delivered as a result of exercise of each share option delivered.

v Exercise period of share options

It shall begin from either the first day of the period during which offered share options may be exercised as provided for in the preceding 5., or the day when the Reorganization Acts come into force, whichever is later, and end on the last day of the period for the exercise of offered share options as provided for in the preceding 5..

vi Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the share options

It shall be decided pursuant to the preceding 6.

vii Restriction on acquisition of the share options by way of transfer

Acquisition of the share options by way of transfer shall require approval based on a resolution of the board of directors of the Reorganization Target Company.

viii Acquisition provisions for share options

It shall be decided pursuant to the preceding 8.

ix Other conditions for exercise of the share options

It shall be decided pursuant to the below 11.

10. Handling of fractions of less than one share that result from the exercise of offered share options.

Fractions of less than one share of the shares to be delivered to the Share Option Holder, that result from the exercise of offered share options shall be rounded down.

11. Other terms for exercising offered share options

    i Share Option Holders in a position of director, executive officer and corporate auditor of Mitsukoshi may not exercise share options.

    ii Notwithstanding to the foregoing, in the event of the following (A) or (B) (provided, however, that in the case of (B), excluding when share options of the Reorganization Target Company are delivered to the Share Option Holder in accordance with the preceding 9.), the share options may only be exercised for a certain period as respectively provided.

    (A) In the event that commencement date for the exercise of rights by the Share Option Holder has not begun by March 31, 2015

    From June 1, 2015 to May 31, 2016

    (B) In the event that any of the following proposals is approved by a shareholders meeting of Mitsukoshi: merger agreement whereby Mitsukoshi becomes a dissolved company, share exchange agreement whereby Mitsukoshi becomes a wholly owned subsidiary, or stock transfer.

For 15 days from the day after the date of approval

iii In the event that the Share Option Holder waives its offered share options, such offered share options may not be exercised.

12. Paid-in amount of offered share options

It shall not require any payment in exchange for offered share options.

13. Allotment date of offered share options

June 30, 2006

14. Request to exercise share options and the method of making payment

i To exercise share options, the "Share Option Exercise Request Form" provided by Mitsukoshi should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as set forth in the below 15.

ii In addition to the submission of the Share Option Exercise Request Form in the preceding i, the total exercise price of the common stock of Mitsukoshi to be delivered as a result of exercise of offered share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by Mitsukoshi at the payment handling office as set forth in the below 16. (hereinafter referred to as the "Designated Account") by the day and time designated by Mitsukoshi.

15. Office in charge of accepting exercise forms for offered share options

Corporate Communication Office of Mitsukoshi (or any other division responsible for this business.

16. Payment handling office with respect to the exercise of offered share options

Sumitomo Mitsui Banking Corporation, Nihonbashi Branch (or any other succeeding bank or branch of the Bank)

17. Effective date for the exercise of offered share options

i Offered share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the

Designated Account as specified in the preceding 14.ii.

ii Mitsukoshi shall deliver share certificates immediately after the completion of the exercise procedure. Provided, however that share certificates in relation to less than one unit shall not be delivered.

18. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by Mitsukoshi with respect to matters related to the share options, and such modifications shall be deemed a part of these Terms.

19. Public notice on these Terms

Mitsukoshi shall retain a copy of these Terms of the offered share options in its head office and during its business hours, make it available for viewing by the Share Option Holders.

20. Any other necessary items concerning offered share options shall be decided by the Representative Director.

Exhibit 25

Descriptions of the Twelfth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

1. Name of share options

The Twelfth Series of Share Options of Isetan Mitsukoshi Holdings Ltd.

2. Class and number of shares subject to share options

The class of shares subject to the share options shall be common stock of Isetan Mitsukoshi Holdings Ltd. (hereinafter referred to as the "Company"), and the number of shares subject to one (1) share option shall be 340 shares (hereinafter referred to as the "Granted Share Number").

Moreover, in the event that Mitsukoshi, Ltd. (hereinafter referred to as "Mitsukoshi") conducts a stock split (including the allotment without contribution of common stock; the same shall apply hereinafter) or stock consolidation of common stock of Mitsukoshi, or in the event that after issuance of share options, the Company conducts a stock split or stock consolidation of common stock of the Company on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, the Granted Share Number in relation to the share options shall be adjusted in proportion to with ratio of stock split of stock consolidation.

In the case of a stock split, the Granted Share Number after adjustment shall be applied from the day after the base date of the stock split, and in the case of a stock consolidation, after the effective date of the stock consolidation, provided, however, that if a stock split is conditional upon the approval by a general meeting of shareholders of the Company of a proposal to increase capital or capital reserve by decreasing the amount of surplus, and any date prior to the adjournment of the general meeting of shareholders is set as a base date, the Granted Share Number after adjustment shall be applied from the day after the adjournment of the general meeting of shareholders, retroactive to the day after the base date.

Additionally, if on a date after October 4, 2007 and until the day preceding the Incorporation Date of the Company, unavoidable circumstances occur that require adjustment of the Granted Share Number such as that Mitsukoshi reduces its capital, and if after the issuance of share options, unavoidable circumstances occur that require adjustment of the Granted Share Number such as that the Company reduces its capital, the Granted Share Number shall be adjusted to the extent reasonable, taking into consideration such factors as the terms of capital reduction.

Additionally, fractions of less than one unit as a result of the foregoing adjustment shall be rounded down.

Furthermore, when making an adjustment to the Granted Share Number, the Company shall make a public announcement on or issue notification of necessary matters to each share option holder (hereinafter referred to as the "Share Option Holder") reported in the share options register by the day preceding the day the Granted Share Number after adjustment shall be applied, provided, however, that if the Company fails to make a public announcement or issue notification prior to the day preceding the day the Granted Share Number after adjustment shall be applied, then the Company shall subsequently make a public announcement or issue notification promptly.

3. Amount of assets invested upon the exercise of each share option and calculation method thereof

Upon the exercise of each share option, an investment shall be made in cash, and it shall be the amount calculated by multiplying the paid-in amount of ¥1 per share of shares to be delivered upon the exercise of share options by the Granted Share Number.

4. Exercise period for share options

From April 1, 2008 to May 31, 2016

5. Terms for exercising share options

(1) Share Option Holders in a position of director, executive officer and corporate auditor of the Company or its subsidiaries may not exercise share options.

(2) Notwithstanding to the foregoing, in the event of the following (i) or (ii) (provided, however, that in the case of (ii), excluding when share options of the Reorganization Target Company are delivered to the Share Option Holder in accordance with the preceding 9., the share options may only be exercised for a certain period as respectively provided.

(i) In the event that commencement date for the exercise of rights by the Share Option Holder has not begun by March 31, 2015

From June 1, 2015 to May 31, 2016

(ii) In the event that any of the following proposals is approved by a general meeting of shareholders of the Company or its subsidiaries: merger agreement whereby the Company becomes a dissolved company, share exchange agreement where the Company becomes a wholly owned subsidiary, or stock transfer.

For 15 days from the day after the date of approval

(3) In the event that the Share Option Holder waives its share options, such share options may not be exercised.

(4) Exercise of share options by heirs

(a) In the event that a Share Option Holder dies, share options shall be inherited by a heir, provided, however, that heirs shall select among themselves one person to succeed all of the share options (hereinafter referred to as the "Successor"), and documents are submitted in accordance with the following ii as specified in the following ii, and the Successor complies with conditions provided separately by the Company. In addition, only Share Option Holders' spouses, children (including adopted children of Share Option Holders), fathers, mothers, brothers, or sisters can be the Successor.

(b) The Successor may exercise share options for a maximum of one year from the date of succeeding the share options in accordance with provisions of the Civil Code within the exercise period for share options.

(c) Unless the Successor submits documents provided in each of the following items to the Company (or documents deemed by the Company to have the same legal force) immediately following the death of the Share Option Holder (provided, however, that at the latest, within one year after the death of the Share Option Holder), the share options may not be exercised.

i a copy of a withdrawal register, etc. (one issued within three months);

ii a certificate of the seal impression of the Successor (the one issued within three months;

iii a will, estate partition agreement document or similar document necessary to prove partition of the estate that evidences that only the Successor has succeeded the share options;

iv a document evidencing the name and address of the Successor; and

v any other documents designated by the Company.

(d) In the event that an estate partition agreement has not been concluded by the heirs of a Share Option Holder within one year of the death of the Share Option Holder, a representative of the heirs shall be appointed immediately, and notice to such effect shall be made to the Company. In this case, upon conclusion of the estate partition agreement, the documents specified in each item of the preceding (c) shall be submitted to the Company within one year as provided for in (c).

(5) In the event of any of the following, Share Option Holders or heirs may not exercise share options after the time as specified in each item.

(a) In the event of dismissal from the position of director, executive officer or corporate auditor of the Company or its subsidiaries

At the time of dismissal

(b) Reasons other than the preceding (a) for which the board of directors of the Company or its subsidiaries deems that continued holding of share options by a Share Option Holder is not appropriate.

At the time when the Company or its subsidiary resolved that effect

(c) In the event that a Share Option Holder dies and in the event of any of the following (i) or (ii)

(i) In the event that the Share Option Holder does not have any Successor

At the time of the death of the Share Option Holder

(ii) In the event that the Successor pursuant to the preceding (4)(c) fails to submit the documents as set forth in each item of (4)(c)

At the time when the last day of one year has passed, provided on the top of (4)(c)

(d) In the event that the Successor falls under the following (i) or (ii)

(i) In the event that the Successor does not exercise share options within the period specified in the preceding (4)(c)

At the time of the termination of the period

(ii) In the event that the Successor dies after the succession of share options and before exercising the share options

At the time of the death of the Successor

(e) In the event that the Successor is given a judgment of commencement of guardianship, commencement of protection or commencement of assistance

At the time of such judgment

(f) In the event that the Successor is given a decision to commence bankruptcy proceedings or civil reorganization proceedings

At the time of such decision

6. Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of share options

i The amount of increase in capital in the event of issuance, etc. of shares due to the exercise of share options shall be an amount equal to one half (1/2) of the maximum capital, etc. increase amount calculated as provided for in the provisions of Paragraph 1 of Article 40 of the Rules Concerning Financial Statements of Kabushiki Kaisha, and any fraction less than one Japanese yen resulting from such calculation shall be rounded up.

ii The amount of increase in capital reserve in the event of issuance, etc. of shares due to the exercise of share options shall be the amount calculated by deducting the amount of increase in capital provided for in the preceding paragraph from the maximum capital, etc. increase amount provided for in the preceding paragraph.

7. Restriction on acquisition of share options by way of transfer

Acquisition of share options by way of transfer shall require a resolution of the Board of Directors of the Company.

8. Reasons the Company may acquire share options and terms of acquisition

Acquisition provision on share options shall not be provided.

9. Policy to decide on cancellation of share options in the event of company reorganization and the terms of delivery for share options of the reorganization target company

In the event that the Company conducts a merger (only if the Company is dissolved by way of merger), absorption split, split by establishment of a new company, stock exchange or stock transfer (hereinafter collectively referred to as the "Reorganization Acts"), Share Option Holders holding share options which have not been exercised as of the time that any of the Reorganization Acts come into force (hereinafter referred to as the "Remaining Share Options"), for each of the cases, shall receive delivery of share options (hereinafter referred to as the "Reorganization Target Company Share Options") of a stock corporation, or "Kabushiki-Kaisha", as provided in i through v of Item 8 of Paragraph 1 of Article 236 of the Corporate Law (hereinafter referred to as the "Reorganization Target Company") according to the following policy. In this case, the Remaining Share Options shall be cancelled and the Reorganization Target Company shall newly issue the Reorganization Target Company Share Options, provided, however, that the conditions of delivery of the Reorganization Target Company Share Options in accordance with the following policy shall be provided for in an absorption merger contract, consolidation merger contract, absorption split contract, plan for split through establishment of a new company, stock exchange contract or stock transfer plan.

(1) Number of the Reorganization Target Company Share Options to be delivered

The same number as the number of share options held by a Share Option Holder of the Remaining Share Options shall be delivered respectively to each Share Option Holder.

(2) Class of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

It shall be common stock of the Reorganization Target Company.

(3) Number of shares of the Reorganization Target Company subject to the Reorganization Target Company Share Options

Taking into account the conditions, etc. of the Reorganization Acts, it shall be decided pursuant to the preceding 2.

(4) Amount of assets to be invested upon exercise of the Reorganization Target Company Share Options

The amount of assets to be invested upon exercise of each share option to be delivered shall be the amount calculated by multiplying the paid-in amount after the reorganization as set forth below by the number of shares subject to each share option of the Reorganization Target Company as shall be decided in accordance with the preceding (3). The paid-in amount after the reorganization shall be ¥1 per share of the Reorganization Target Company which may be delivered as a result of exercise of each share option delivered.

(5) Exercise period of the Reorganization Target Company Share Options

It shall begin from the day when the Reorganization Acts come into force to the last day of the period for the exercise of share options as set forth in the preceding 4.

(6) Matters concerning increase in capital and capital reserve in the event of issuance, etc. of shares due to the exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 6.

(7) Restriction on acquisition of the Reorganization Target Company Share Options by way of transfer

Acquisition of the Reorganization Target Company Share Options by way of transfer shall require approval based on a resolution of a board of directors of the Reorganization Target Company.

(8) Reasons the Reorganization Target Company may acquire the Reorganization Target Company Share Options and terms of acquisition

It shall be decided pursuant to the preceding 8.

(9) Other conditions for exercise of the Reorganization Target Company Share Options

It shall be decided pursuant to the preceding 5.

10. Request to exercise share options and the method of making payment

(1) To exercise share options, the "Share Option Exercise Request Form" provided by the

Company should be filled out with the necessary information and affixed with signature and name, and submitted to the office in charge of accepting exercise forms as decided by the Representative Director of the Company, along with other documents designated by the Company. After submission, the exercise may not be cancelled.

(2) In addition to the submission of the Share Option Exercise Request Form in the preceding (1), the total exercise price of the common stock of the Company to be delivered as a result of exercise of share options (hereinafter referred to as the "Paid-in Amount") shall be paid in cash through bank transfer to the account designated by the Company at the payment handling office as decided by the Representative Director of the Company (hereinafter referred to as the "Designated Account") by the day and time designated by the Company.

11. Effective Date for the Exercise of Share Options

(1) Share options exercised shall come into force when the payment handling office receives the Share Option Exercise Request Form handled by the office in charge of accepting exercise forms and the Paid-in Amount is transmitted to the Designated Account as specified in the preceding 10.(2).

(2) The Company shall issue share certificates immediately after the completion of the exercise procedure, and in lieu of direct delivery, share certificates shall be deposited in an administration account of share certificates under the name of the Share Option Holder to be opened in a securities company designated by the Company, provided, however, that the same shall not apply to share certificates for shares constituting less than one unit.

12. Procedures for modification of provisions in these Terms and other necessary measures

In the event that it becomes necessary to modify provisions in these Terms, these Terms may be modified in accordance with the provisions of the Corporate Law and the purpose of share options, and through a method deemed adequate by the Company with respect to matters related to the share options, and such modifications shall be deemed as a part of these Terms.

13. Other matters

Any necessary items concerning the office in charge of accepting exercise forms, the payment handling office in relation to the exercise of share options, and any other necessary matters concerning share options shall be as decided by the Representative Director of the Company.

Voting via the Internet

It is possible to exercise your voting rights via the Internet if you are unable to attend the meeting. For exercise of voting rights via the Internet, please accept the following matters.

O Voting via the Internet

1. Exercise of voting rights via the Internet is only possible by accessing the website designated by Mitsukoshi:

   http://www.web54.net

2. The proxy number and temporary password supplied on your Voting Rights Exercise Form will be needed.
3. With regard to other matters for exercise of voting rights via the Internet, please refer to "4. Matters Determined upon Convocation" in the Convocation Notice.

O Matters to be noted concerning your Password

1. The temporary password is our means of verifying that the person voting is a legitimate shareholder. Please keep this password in safe keeping until the conclusion of this Extraordinary Meeting of Shareholders.
2. Please understand that we cannot be responsible for re-issuance in the case that your temporary password is lost. We are unable to respond to telephone inquiries as well.
3. If you make an error in entering your temporary password more than a certain number of times, the password will be locked and you will be unable to use it. If your temporary password is locked, please follow the instructions given by the guidance on the screen.
4. The temporary password assigned at this time is only valid for this Extraordinary Meeting of Shareholders. A new temporary password will be assigned on the occasion of the next General Meeting of Shareholders.

O Systems Environment Required for Access to the Website Prepared Exclusively for the Exercise of Voting Rights

(1) When using PC

1. Display monitor with resolution of greater than 800 × 600 (SVGA)
2. Following applications installed
   (1) Microsoft® Internet Explorer ver. 5.01 SP 2 or more recent version
   (2) Adobe® Acrobat® Reader™ ver. 4.0 or more recent version (in order to review the Reference Materials on the screen)
      * Microsoft® and Internet Explorer are trademarks or registered trademarks of Microsoft Corporation, and Adobe® and Acrobat® Reader™ are trademarks or registered trademarks of Adobe Systems Incorporated, both of the U.S.A. and/or other countries.
      * These software are provided through website of each company for free.
3. Access charges to providers for access to the website prepared exclusively for the exercise of voting rights and communications fees (telephone charges, etc.) for telecommunications carriers, etc., shall be borne by the shareholder.

(2) When using cellular phones or L-mode terminal

The following services must be receivable, and SSL communication functions making possible encrypted communications must also be installed.

* The voting website is not registered on the menu of the following services, so please input the URL directly (http://www.web54.net).

(1) i-Mode
(2) EZweb
(3) Yahoo *Ketai*!
(4) L-Mode

O Contacts for inquiries regarding operation of your personal computer and other matters

1. In case you need instructions on how to operate your personal computer, cell phones, and L-mode terminal in order to exercise your voting rights via the Internet, please contact the following support desk:

Transfer Agent Web Support, The Chuo Mitsui Trust and Banking Co., Ltd. **Phone (toll-free): (0120) 65-2031 (9:00 a.m. to 9:00 p.m., weekdays)**

2. Concerning inquiries other than 1 above, such as your registered address, number of shares held, etc., please contact the following center:

Transfer Agent Business Center, The Chuo Mitsui Trust and Banking Co., Ltd. **Phone: (0120) 78-2031 (toll free)** **(9:00 a.m. ~5:00 p.m., weekdays)**

[For institutional investors]

As a method to exercise voting rights via electromagnetic means at the Extraordinary Meeting of Shareholders of Mitsukoshi, the voting rights exercise platform (so-called TSE Platform) is available.

Supplement to the Reference Materials for the General Meeting of Shareholders

Attachment for Proposal No. 1

(Matters Concerning Isetan Company Limited for the Fiscal Year Ended in March 31,2007)

Mitsukoshi, Ltd.

BUSINESS REPORT

(From April 1, 2006 to March 31, 2007)

1. Current Status of the Group

(1) Review of Business Operations of the Group

For this consolidated fiscal year, capital investment and personal consumption advanced steadily in Japan's economy. Although we still are unable to actually sense it, the economy continued the general recovery trend with signs of change being seen in the long-lived underlying trend of deflation.

In the retail industry, in the midst of the growing struggle for customers, which oversteps the bounds of industry types and business conditions, firms are coping with the competitive environment by large-scale renovations of city center stores and management tie-ups on an expanding scale. The recovery of consumption overall nevertheless remains sluggish, and the trend in the industry overall is of advance and retreat.

Meanwhile, Isetan Group has made efforts to "rebuild relationships of trust with customers" and to "establish a group management structure that seeks to bring customer satisfaction" as the first step in the "Isetan Group 10 Year Consolidated Business Vision," which specifies our aims from a long perspective.

Specifically, to realize a customer viewpoint in the stores, new systems involving product control and customer information were introduced. In addition, premised on group management, we pressed forward with installation of a system for cooperation between branches and group department stores, and efforts were made to reform work efficiency by reinforcing the HQ support function for each of the General Affairs, Accounting, and Human Resources departments

Department Store Business

In Department Store Business, by offering highly-original products centered on our limited "Only I" products, covering a broad range in all of the areas of clothing, foods and living, we have tangibly put into practice our corporate slogan, "Isetan gives new meaning to fashion."

At our Shinjuku Main Store, as of September of last year, three years had passed since the redecoration of the Men's Building (ISETAN MEN'S), and in order to further enhance the brand value of the ISETAN MEN'S, efforts were made to develop products of high individuality across their broad product line, and the trend of positive sales is ongoing.

In addition, with the opening of the Fukutoshin line (Tokyo Metro 13th Line) scheduled for June, 2008, we worked on renovation of the basement food floor, which will become a new gateway in our preparations to enhance our ability to draw customers locally. What's more, by the means of gathering products that break out beyond the bounds of the brands cultivated in the Men's Building, we also achieved results in our efforts at refurbishing the women's accessories floor and other sections. In addition, to provide a pleasant shopping experience and to do our part in promoting the support for urban greening, in June we opened the "I Garden" rooftop garden.

Meanwhile, among our branch stores, the Urawa Store conducted a complete remodeling in March last year, resulting in a locally-based department store of high quality, where, through further polishing of the product line and retail services by putting into practice feedback from local customers, sales are on trend to surpass the initial forecast. Additionally, with respect to "Unit Shop," which is a standardization of the product lineup and business operations of individual stores, independent product development and optimization of procedures has been further advanced, and this has contributed to the ongoing improvement in store profitability.

Next, with respect to Shizuoka Isetan Company Limited and Niigata Isetan Company Limited, in the midst of the growing competition among local stores, through promotion of upgrading of the infrastructure for realization of flexible measures under Isetan's lead, the sales trend was bullish.

Additionally, Kokura Isetan Company Limited celebrated the third anniversary of its establishment in February of this year, and is gradually getting results in boosting business through efforts at product lineup that meets the needs of local customers, rebuilding sales services, and promoting measures for entrenchment of customers.

In addition, with respect to Iwataya Co., Ltd., mission critical systems involved in sales were merged with those of Isetan's, etc., and infrastructural improvements to make the most of the Isetan Group's strength went forward, and meanwhile, based on the comprehensive business alliance, policies under the Isetan's leadership are on the verge of starting to see results, and sales, etc. are trending positively.

Meanwhile West Japan Railway Isetan Ltd., which celebrates its tenth anniversary this year, continues in good shape as sales for each year since the business started have continued to improve on those of the previous year.

Meanwhile, in our overseas department store business, in China, in September of last year, Tianjin Isetan moved to a new store in the vicinity and opened. The store includes a food floor, a first for our Isetan Group Department Stores in China, and it has been the attracting attention of local customers and enjoying a good reputation. Additionally, we opened a fifth store in China, Chengdu Isetan Co., Limited, in May of this year Chengdu City, the capital city of Szechuan province.

Additionally, with respect also to Singapore and Malaysia, bolstered by the steady economic growth in the Asia region, overall sales have been growing.

As a result, department store sales recorded 104.6% year-on-year, reaching over 715.5 billion yen, and operating income was 109.1% year-on-year, to over 26.5 billion yen.

Credit and Financing Business

In the credit and financing business, Isetan I Card Co., Ltd. extended the handling volume of I Card, which is an important customer strategy of Isetan Group, and also strove to make the I Card more convenient in member stores and for efficiency improvements in the credit business.

As a result, credit and financing sales recorded 104.1% year-on-year, to over 14.1 billion yen, and operating income was 108.7% year-on-year, to over 4.1 billion yen.

Retail and Specialty Store Sales

In our retail sales stores and specialty store sales, Queen's Isetan Company Limited, which operates a food-specialty supermarket business, opened the Yokohama Store in November of last year, and the Fujisawa Store and Hibarigaoka Store in April and May of this year, respectively, achieving a good reputation with local customers through a high quality lineup that emphasizes "food safety and security" and health.

Concerning Barney's Japan Co., Ltd., in order to further promote the concentration of our management resources into the department store business, we assigned all of the issued and outstanding shares of the relevant company to Sumitomo Corporation and TMCAP2005 investment partnership LLP (fund managed by Tokio Marine Capital Co., Ltd.) in August of last year. As a result, Barney's Japan Co., Ltd. is excluded from consolidation in this consolidated fiscal year.

As a result, retail and specialized store sales were over 61.7 billion yen, 82.6% year-on-year, and operating income was over 1.2 billion yen, 89.7% year-on-year.

Other Businesses

In our other business segments, Isetan Business Support Co., Ltd. and Isetan Building Management Services strove for efficiency improvements in the outsourcing business in connection with the logistics and facilities, etc. of the Isetan Group, and Isetan Career Design Co., Ltd. made efforts toward concentration and standardization of support operations with respect to recruiting and education, etc. for of productivity improvements in the personnel affairs-related operations of Isetan Group.

Additionally, Isetan Travel Service, Inc., which runs a travel business, assigned 66.33% of its issued shares to JTB Co., Ltd. in November of last year, and changed the name of the company to JTB Isetan Travel Co., Ltd. in February of this year. As a result, Isetan Travel Service, Inc. is excluded from consolidation in this consolidated fiscal year, and instead JTB Isetan Travel Co., Ltd. has newly become a company under the equity method. Going forward, by activating the operational know-how of both the Company and JTB Co., Ltd. in the business expansion of JTB Isetan Travel, we aim to provide higher quality travel-related services.

As a result, other business sales recorded 111.3% year-on-year, to over 40.1 billion yen, and operating income was 190.5% year-on-year, to over 0.4 billion yen.

Accordingly, as for the results of Isetan Group in this consolidated fiscal year, net sales were over 781.7 billion yen, 102.9% year-on-year, operating income was over 32.2 billion yen, 107.3% year-on-year, ordinary income was over 33.4 billion yen, 108.1% year-on-year, and net income was over 18.2 billion yen, 97.8% year-on-year. In Isetan's non-consolidated results, net sales were over 454.9 billion yen, 102.4% year-on-year, and for the profit and loss aspect, we made earnest efforts at a searching reexamination of our expense structure and for thorough profit management, and as a result, operating income was over 21.8 billion yen, 109.0% year-on-year, and ordinary income was over 22.8 billion yen, 105.6% year-on-year. Meanwhile, we booked over 1.4 billion yen as extraordinary income, including over 1.3 billion yen in profits on sales of the business of Barney's Japan, Co., Ltd., and as extraordinary loss, we booked over 4.5 billion yen, including over 3.1 billion yen of impairment loss on the retail premises of Tachikawa Store, etc., and over 1.2 billion yen in provision for bad debt allowance to Kokura Isetan Company Limited. As a result, net income was over 12.3 billion yen, 94.2% year-on-year.

As for Marui Imai Co., Ltd. in Sapporo, which we have been supporting in rebuilding, we subscribed to a third party allocation of five million shares of common stock upon request by the relevant company in June of last year. The amount subscribed for the capital increase was 0.5 billion yen and Isetan now holds about 13% of the voting rights as a result.

Moreover, in March this year, we announced a business alliance between Isetan and Tokyu Department Store Co., Ltd., the specifics of which are technical support for strengthening of sales capacity, including dispatch of executives, and furnishing of systems relating to product management and customer information, etc.

We consider strengthening of the relationship with Marui Imai Inc. through financing and the relationship with Tokyu Department through business alliance will be advantageous over the mid-to-long run to the Isetan Group in the department store business supply chain aspect.

(2) Capital Investment

Major capital investment at Isetan during this consolidated fiscal year amounted to over ten billion yen in repair work on individual stores. Major capital investment in consolidated subsidiaries and affiliates was for new construction of the Yokohama Store of Queen's Isetan Company Limited, at over 1.1 billion yen.

(3) Financing

Interest-bearing debt at the end of this consolidated fiscal year in Isetan Group decreased by over 28.6 billion yen compared to the previous term-end, to over 60.4 billion yen.

We have introduced a cash management system to improve efficiency of funds in Isetan Group.

(4) Issues to be Addressed

With regard to the economic environment going forward, although there is a strong desire for the further expansion of domestic demand-led growth, there are still factors of uncertainty remaining in the prospects of the US and China economies, and in the crude oil price movements, etc., and it's a situation that does not allow for persistent optimism for the time being.

In the retail industry, since it is hard to expect significant improvement in the employment or income environments, personal consumption is predicted continue to level off. Meanwhile, it is expected that competition between stores that crosses over business categories will intensify even further, and furthermore the trend of reorganization and shakeout will accelerate further.

Within this business environment, Isetan Group will always pursue new customer satisfaction, and meanwhile further promote efficient distribution of management resources, and in so doing attempt to improve the "Isetan Brand" value, which forms the foundation for Isetan Group's development into the future.

At Isetan, we will always bear in mind our corporate philosophy, the concept of "always putting the customer first," and aim at realizing "my own store, always needed by each and every customer" by keeping creation of new fashion close to customers going forward as well.

Moreover, in the aspect of corporate governance, we will make intense efforts toward building an infrastructure for improving corporate value through continued efforts at construction of a business structure with a high level of objectivity and transparency that can be trusted by shareholders and furnishing an effective internal control system.

As we have already indicated, a disposition of business suspension for partial operations was effected by the Financial Services Agency for two months from July 1 of last year against Chuo Aoyama Audit Corporation, which was accounting auditor for Isetan. Therefore, the Board of Auditors of Isetan appointed Kasumigaseki Audit Corporation on July 11 of last year and Misuzu Audit Corporation (the name changed from Chuo Aoyama Audit Corporation as of September 1 of last year) on September 1 of last year respectively as temporary accounting auditors.

Let me express my warmest gratitude for your daily support and ask for your continued guidance and support.

Segment information by business

(Millions of yen)

	Department Stores	Credit and Finance	Other Retail and Specialty Stores	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales							
Sales to external customers	714,683	8,406	51,737	6,970	781,798	–	781,798
Internal sales or Transfer amount between segments	878	5,761	9,992	33,181	49,814	(49,814)	–
Total	715,562	14,168	61,730	40,152	831,613	(49,814)	781,798
Operating expenses	689,006	10,019	60,518	39,734	799,278	(49,731)	749,546
Operating income	26,556	4,148	1,211	418	32,335	(82)	32,252

Sales by Companies (stores) in Department Store Business

<Isetan>

	Amount (Millions of yen)	Percentage of total (%)	Year-on-year comparison (%)
Shinjuku Store	256,980	56.5	101.9
Tachikawa Store	40,535	8.9	100.7
Kichijoji Store	18,274	4.0	102.1
Matsudo Store	29,010	6.4	99.6
Urawa Store	52,775	11.6	110.0
Sagamihara Store	32,490	7.1	100.6
Fuchu Store	24,884	5.5	101.5
Total	454,951	100.0	102.4

(Sales by Product Category)

	Amount (Millions of yen)	Percentage of total (%)	Year-on-year comparison (%)
Men's, women's and children's wear	224,345	49.3	101.6
Shoes, accessories, etc.	48,172	10.6	110.4
Cosmetics, jewelry, watches, etc.	59,921	13.2	102.2
Home furnishings	17,270	3.8	112.4
Foods	82,267	18.1	100.3
Other	22,973	5.0	96.4
Total	454,951	100.0	102.4

Company Name	Amount (Millions of yen)	Year-on-year comparison (%)
Shizuoka Isetan Company Limited	24,500	108.2
Niigata Isetan Company Limited	39,857	100.8
Kokura Isetan Company Limited	17,029	105.5
Iwataya Co., Ltd.	114,323	100.3

Notes: Due to change of its accounting settlements period, the results for Iwataya Co., Ltd. are for 13 months, from March 1, 2006 to March 31, 2007.

For numbers in a year-on-year comparison, comparison to the same period of time for the previous year is stated

(5) Summary of Assets, Profit and Loss

(i) Consolidated assets, profit and loss of Isetan Group

(Millions of yen)

Item \ Term	The 119th term Year ended March 31, 2004	The 120th term Year ended March 31, 2005	The 121st term Year ended March 31, 2006	The 122nd term (current consolidated fiscal term) Year ended March 31, 2007
Net Sales	614,810	628,996	760,038	781,798
Recurring income	16,157	21,907	30,925	33,416
Net income (loss)	(3,093)	12,619	18,710	18,291
Net income (loss) per share (Yen)	(13.93)	56.46	83.23	82.43
Total assets	423,565	461,579	493,553	474,895
Net assets	153,128	163,930	194,789	213,194
Net assets per share (Yen)	689.29	736.84	867.91	901.87
Equity ratio (%)	36.2	35.5	39.5	41.8

Note: The Group adopted "Accounting Standards on Presentation of Net Asset Section of Balance Sheets" (Financial Accounting Standards No. 5) and the "Implementation Guidance for Business Accounting Standards, etc. of Net Asset Section of Balance Sheets" (Financial Accounting Standards Implementation Guidance No. 8) from this consolidated fiscal year.

(ii) Non-consolidated assets, profit and loss of Isetan

(Millions of yen)

Term / Item	The 119th term Year ended March 31, 2004	The 120th term Year ended March 31, 2005	The 121st term Year ended March 31, 2006	The 122nd term (current consolidated fiscal term) Year ended March 31, 2007
Net Sales	438,431	434,405	444,263	454,951
Recurring income	11,236	21,336	21,629	22,832
Net income (loss)	(10,325)	12,127	13,147	12,383
Net income (loss) per share (Yen)	(46.48)	54.26	58.34	55.81
Total assets	318,526	305,875	353,057	333,255
Net assets	126,494	136,570	159,858	156,760
Net assets per share (Yen)	569.40	613.82	712.19	710.78
Equity ratio (%)	39.7	44.6	45.3	46.9

Note: The Company adopted "Accounting Standards on Presentation of Net Asset Section of Balance Sheets" (Financial Accounting Standards No. 5) and the "Implementation Guidance for Business Accounting Standards, etc. of Net Asset Section of Balance Sheets" (Financial Accounting Standards Implementation Guidance No. 8) from this fiscal year.

(6) Significant Subsidiaries (As of March 31, 2007)

(i) Subsidiaries

Name	Common stock	Capital contribution ratio of Isetan (%)	Location of Main Store	Principal businesses
Isetan I Card Co., Ltd.	¥1,100.00 million	100.0	Shinjuku-ku, Tokyo	Credit and Finance
Mammina Co., Ltd.	¥400 million	100.0	Shinjuku-ku, Tokyo	Women's clothing specialty store
Queen's Isetan Company Limited	¥255 million	100.0	Shinjuku-ku, Tokyo	Supermarket
Shizuoka Isetan Company Limited	¥2,222 million	100.0	Aoi-ku, Shizuoka -shi, Shizuoka Pref.	Department store
Niigata Isetan Company Limited	¥200 million	100.0	Niigata -shi, Niigata Pref.	Department store
Century Trading Company Limited	¥20 million	80.0	Shinjuku-ku, Tokyo	Import and export
Kokura Isetan Company Limited	¥1,000 million	70.0	Kokurakita-ku, Kitakyushu -shi, Fukuoka Pref.	Department store
IZUTZUYA Withcard Co., Ltd.	¥100 million	—	Kokurakita-ku, Kitakyushu -shi, Fukuoka Pref.	Credit and finance
Iwataya Co., Ltd.	¥2,240 million	42.9	Chuo-ku, Fukuoka-shi, Fukuoka Pref.	Department store
Isetan of Japan Ltd.	H.K.$6,800 thousand	100.0	Hong Kong Special Administration Ward of P.R.C.	Department store
Shanghai Mei Long Zhen Isetan Department Store Co., Ltd.	US$5,000 thousand	80.0	Shanghai City, P.R.C.	Department store
Tianjin Isetan Co., Ltd.	US$2,100 thousand	90.0	Tianjin City, P.R.C.	Department store
Shanghai Jinjiang Isetan Co., Ltd.	RMB23,750 thousand	63.0	Shanghai City, P.R.C.	Department store
Jinan Isetan Co., Ltd.	US$2,650 thousand	55.0	Jinan City, Shandong Province, P.R.C.	Department store
Chengdu Isetan Co., Ltd.	US$5,730 thousand	55.0	Chengdu City, Szechuan Province, P.R.C.	Department store
Isetan (Singapore) Ltd.	S.$20,625 thousand	52.7	Singapore City, Singapore	Department store

Isetan of Japan Sdn. Bhd	M.$2000	40.0	Kuala Lumpur City, Malaysia	Department store
Isetan (Thailand) Ltd.	THB290,000 thousand	49.0	Bangkok City, Thailand	Department store

Notes: 1. Location of main store of Niigata Isetan Company Limited has been changed to Chuo-ku, Niigata City, Niigata Prefecture from April 1 of this year.

2. Isetan I Card Co., Ltd. owns 100.0% of issued and outstanding shares of IZUTSUYA Withcard Co., Ltd.

3. Concerning shares of Isetan of Japan Sdn. Bhd., in addition to direct holding by Isetan, Isetan (Singapore) Ltd. holds 10.0% of the issued and outstanding shares, and Isetan of Japan, Ltd. holds 1.0% thereof.

4. Concerning shares of Jinan Isetan Co., Ltd., in addition to direct holding by Isetan, Isetan (Singapore) Ltd. holds 45.0% of issued and outstanding shares.

5. Concerning shares of Chengdu Isetan Co., Ltd., in addition to direct holding by Isetan, Isetan (Singapore) Ltd. holds 45.0% of the issued and outstanding shares.

(ii)Affiliates under Equity Method

	Common stock	Capital contribution ratio of Isetan (%)	Location of Main Store	Principal businesses
West Japan Railway Isetan Ltd.	¥6,000 million	33.3%	Shimogyo-ku, Kyoto City, Kyoto	Department store
Ta Lee Isetan Department Store Co., Ltd.	TD400,000 thousand	48.8	Gaoxiong City, Taiwan R.O.C	Department store
R and I Dining Company Limited	¥80 million	33.3	Shinjuku-ku, Tokyo	Restaurant business
ITB Isetan Travel Co., Ltd.	¥98 million	33.7	Shinjuku-ku, Tokyo	Travel business

Notes: 1. The name of Isetan Dining Company Limited has changed to R and I Dining Company Limited since January 1, 2007.

2. By assignment of 6,500 shares of Isetan Travel Service, Inc. to JTB Co., Ltd., on November 9, 2006, the relevant company has become a company under the equity method, and the name was changed to JTB Isetan Travel Co., Ltd. on February 1, 2007.

(7) Principal Business (as of March 31, 2007)

Isetan Group engages in four businesses: department store business, credit and financing business, retail and specialty store business and other business.

(8) Principal Offices (as of March 31, 2007)

(i) Department Store Business

<Domestic Stores>

Name		Total retail floor space (thousand sq. m)	Location
Isetan Company Limited	Main Store	64	3-14-1 Shinjuku, Shinjuku-ku, Tokyo
	Tachikawa Store	40	2-5-1 Akebono-cho, Tachikawa-shi, Tokyo
	Kichijoji Store	20	1-11-5, Kichijojihon-cho, Musashino-shi, Tokyo
	Matsudo Store	33	1307-1 Matsudo, Matsudo-shi, Chiba
	Urawa Store	29	1-15-1 Takasago, Urawa-ku, Saitama-shi, Saitama
	Sagamihara Store	40	4-4-3 Sagamiono, Sagamihara-shi, Kanagawa
	Fuchu Store	34	1-41-2 Miyamachi, Fuchu-shi, Tokyo
Shizuoka Isetan Company Limited		22	1-7 Gohukucho, Shizuoka-shi, Shizuoka
Niigata Isetan Company Limited		24	1-6-1 Yachiyo, Niigata-shi, Niigata
Kokura Isetan Company Limited		30	3-1-1 Kyomachi, Kokurakita-ku, Kita-Kyusyu-shi, Fukuoka
West Japan Railway Isetan Ltd.		41	901 Higashishiokoujimachi, Karasumarudori-shiokouji-kudaru, Shimogyou-ku, Kyoto
Iwataya Co., Ltd.	Main Store	49	2-5-35 Tenjin, Chuo-ku, Fukuoka-shi, Fukuoka
	Kurume Store	17	1-1, Tenjincho, Kurume-shi, Fukuoka

Note: Location of Niigata Isetan Company Limited has changed to 1-6-1 Yachiyo, Chuo-ku, Niigata-shi, Niigata from April 1, 2007.

<Overseas Stores>

Name	Location
Shanghai Mei Long Zhen Isetan Department Store Co., Ltd.	Shanghai City, P.R.C.
Tianjin Isetan Co., Ltd.	Tianjin City, P.R.C.
Shanghai Jinjiang Isetan Co., Ltd.	Shanhai City, P.R.C.
Jinan Isetan Co., Ltd.	Jinan City, Shangdon Province, P.R.C.
Chengdu Isetan Co., Ltd.	Chengdu City, Szechuan Province, P.R.C.
Isetan (Singapore) Ltd.	Singapore City, Singapore
Isetan of Japan Sdn. Bhd.	Kuala Lumpur City, Malaysia
Isetan (Thailand) Co., Ltd.	Bangkok City, Thailand
Ta Lee Isetan Department Store Co., Ltd.	Gaoxiong City, Taiwan R.O.C.

Note: Chengdu Isetan Co., Ltd. was established on December 7, 2006.

(ii) Credit and Financing Business

Name	Location
Isetan I Card Co., Ltd.	Shinjuku-ku, Tokyo
IZUTSUYA Withcard Co., Ltd.	Kokura-kita-ku, Kita-kyushu-shi, Fukuoka

(iii) Retail and Specialty Store Business

Name	Business Contents	Location
Mammina Co., Ltd.	Women's clothing specialty store	Shinjuku-ku, Tokyo
Queen's Isetan Company Limited	Supermarket business	Shinjuku-ku, Tokyo
R and I Dining Company Limited	Restaurant business	Shinjuku-ku, Tokyo

Note: The name of Isetan Dining Company Limited has changed to R and I Dining Company Limited since January 1, 2007.

(iv) Other Business

Name	Business Contents	Location
Century Trading Company Limited	Import and export	Shinjuku-ku, Tokyo

(9) Employees (as of March 31, 2007)

(i) Employees of the consolidated Group

	Number of employees	Year-on-year change
Department store business	7,393	63 decreased
Credit and financing business	296	24 increased
Retail and specialty store business	601	263 decreased
Other business	544	55 decreased
Total	8,834	357 decreased

Note: Temporary employees and part-timers are not included.

(ii) Employees of the Company

	Number of employees	Year-on-year change	Average age	Average length of service
Male	1,572	54 decreased	42 years 10 months	20 years 9 months
Female	2,060	111 decreased	40 years 2 months	20 years 0 month
Total or average	3,632	165 decreased	41 years 3 months	20 years 3 months

Note: Temporary employees and part-timers are not included.

(10) Major Creditors and Loan Outstanding (as of March 31, 2007)

(Millions of Yen)

Creditors	Loan Outstanding
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,300
Mitsubishi UFJ Trust and Banking Corporation	1,300
Mizuho Corporate Bank, Ltd.	700

Note: For streamlining and stabilization of fundraising, Isetan has executed credit facility (commitment line) agreements totaling 25 billion yen with six trading partner banks, and there was no loan outstanding as of end of this fiscal term.

Moreover, for streamlining of funds in the Isetan Group, the Cash Management System has been introduced.

2. Share-related Information (as of March 31, 2007)

(1) Number of shares authorized to be issued: 800,000,000 shares of common stock

(2) Number of shares issued and outstanding

	Number of shares issued and outstanding
As of March 31, 2007	225,179,103
Year-on-year comparison	819,100

Notes: 1. Number of shares of treasury stock out of above is 5,080,342 shares.

2. Increase of total number of issued shares is via exercise of stock subscription rights and stock acquisition rights during the current fiscal term.

(3) Number of shareholders

	Number of shareholders
As of March 31, 2007	53,449
Year-on-year comparison	10,403 increased

(4) Major Shareholders

Name	Number of shares held (hundreds)	Voting rights percentage (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	100,614	4.57
Onward Kashiyama Co., Ltd.	93,753	4.26
The Master Trust Bank of Japan, Ltd. (Trust Account)	92,167	4.19
Meiji Yasuda Life Insurance Company	68,503	3.11
NIPPONKOA Insurance Co., Ltd.	51,897	2.36
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	50,903	2.31
Koryu Co., Ltd.	47,963	2.18
Shimizu Corporation	45,000	2.04
Mitsubishi UFJ Trust and Banking Corporation	36,960	1.68
Tokio Marine & Nichido Fire Insurance Co., Ltd.	36,066	1.64

Note: Voting rights percentage is calculated after deduction of treasury stock (5,080,300 shares) and unregistered shares under own name (1,000 shares).

(5) Other Important Matters on Shares

Isetan acquired 5 million shares of treasury stock (2.2% of the total number of issued and outstanding shares) via market transactions at 9,492 million yen in total during the period from September 19 to September 22, 2006, in order to make possible the execution of flexible capital policies in response to the changes in the management environment pursuant to the provisions of Article 165, Paragraph 2 of the Corporate Law and Article 10 of the Articles of Incorporation, in accordance with resolutions adopted by the Board of Directors of Isetan on August 25, 2006.

3. Matters Concerning Stock Acquisition Rights, etc.

(1) Stock subscription rights held by Directors and Auditors as of March 31, 2007

(i) Number of shares subject to stock subscription rights: 176,100 shares

(ii) Class of shares subject to stock subscription rights: common stock

(iii) Total number of stock subscription rights by classification held by Directors and Auditors

	Day of Grant	Exercise Price (yen)	Exercise Limit	Number of Shares (shares)	Number of Grantees
Directors (except for outside Directors)	August 1, 2000	1,157	June 28, 2010	46,100	4
	August 7, 2001	1,359	June 27, 2011	114,000	5
Outside Directors	August 1, 2000	1,157	June 28, 2010	—	—
	August 7, 2000	1,359	June 27, 2011	—	—
Corporate Auditors	August 1, 2000	1,157	June 28, 2010	0	0
	August 7, 2000	1,359	June 27, 2011	16,000	1

(2) Stock acquisition rights held by Directors and Auditors as of March 31, 2007

(i) Number of stock acquisition rights: 6,386 (100 shares per stock acquisition right)

(ii) Class of shares subject to stock acquisition rights: common stock

(iii) Total number of stock acquisition rights by classification held by Directors and Auditors

	Day of Grant	Exercise Price (yen)	Exercise Limit	Number of stock acquisition rights (units)	Number of Grantees
Directors (except for outside Directors)	August 6, 2002	1,162	June 26, 2012	1,113	5
	August 5, 2003	891	June 26, 2010	544	2
	August 3, 2004	1,378	June 28, 2011	1,020	4
	August 2, 2005	1,560	June 28, 2012	1,499	5
	August 8, 2006	1,829	August 8, 2013	1,465	5

Outside Directors	August 6, 2002	1,162	June 26, 2012	0	0
	August 5, 2003	891	June 26, 2010	0	0
	August 3, 2004	1,378	June 28, 2011	37	1
	August 2, 2005	1,560	June 28, 2012	152	2
	August 8, 2006	1,829	August 8, 2013	142	2
Corporate Auditors	August 6, 2002	1,162	June 26, 2012	103	1
	August 5, 2003	891	June 26, 2010	0	0
	August 3, 2004	1,378	June 28, 2011	70	1
	August 2, 2005	1,560	June 28, 2012	241	1
	August 8, 2006	1,829	August 8, 2013	0	0

(3) Stock acquisition rights granted to Executive Officers and Employees as of March 31, 2007

(i) Number of stock acquisition rights: 4,789 (100 shares per stock acquisition right)

(ii) Class of shares subject to stock acquisition rights: common stock

(iii) Total number of stock acquisition rights by classification granted to executive officers and employees

	Day of Grant	Exercise Price (yen)	Exercise Limit	Number of stock acquisition rights (units)	Number of Grantees
Executive Officers	August 8, 2006	1,829	August 8, 2013	2,629	17
Employees	August 8, 2006	1,829	August 8, 2013	2,160	54

4. Matters Concerning Directors and Auditors (as of March 31, 2007)

(1) Directors and Corporate Auditors

Position	Name	Areas of responsibility, representation at other companies, etc.
Chairman	Kazumasa Koshiba	
President & CEO	Nobukazu Muto	
Senior Executive Vice President, Director	Mikio Hashimoto	In charge of Outside Customer Sales Management Department
Executive Vice President, Director	Chihiro Nihashi	General Manager, Sales Headquarters
Senior Executive Officer, Director	Keinosuke Okawa	In charge of Domestic Affiliates Management Department, Overseas Management Department, and General Affairs Department
*1 Director	Shotaro Watanabe	*3 Director, Resona Holdings Inc. *3 Director, Resona Bank Ltd. Lifetime Secretary, Japan Association of Corporate Executives
*1 Director	Takeshi Yano	Representative Director and Chairman, Mitsubishi Research

		Institute, Inc.
Standing Corporate Auditor	Etsuro Ishizuya	
Standing Corporate Auditor	Ikuo Nihei	
*2 Corporate Auditor	Keitaro Kawanami	Representative Director and President, MU Trust General Management Inc.
*2 Corporate Auditor	Yasumasa Gomi	Representative Director and Chairman, Mitsubishi UFJ Securities Co., Ltd.

Notes: 1. Directors marked with *1 are outside directors as provided in Article 2, Item 15 of the Corporate Law.

2. Corporate Auditors marked with *2 are outside corporate auditors as provided in Article 2, Item 16 of the Corporate Law.

3. Directors marked with *3 are outside directors as provided in Article 2, Item 15 of the Corporate Law in the relevant companies.

4. Standing Corporate Auditor Ikuo Nihei has experience as General Manager of Accounting Department and director in charge of the Accounting Department of Isetan, and possesses a considerable degree of knowledge with respect to financial affairs and accounting.

(Reassignment of Directors and Corporate Auditors during this Fiscal Term)

(i) New appointment

(as of June 29, 2006)

Executive Vice President, Director Chihiro Nihashi

Standing Corporate Auditor Etsuro Ishizuya

(ii) Resignation

(as of June 29, 2006)

Executive Vice President, Director Etsuro Ishizuya

Standing Corporate Auditor Masaki Yoshida

* There was a reassignment of posts as of April 1, 2007

Executive Vice President, Director Keinosuke Okawa (Senior Executive Officer, Director)

Note: Status before reassignment of posts is shown in parenthesis.

(2) Compensation to Directors and Corporate Auditors

	Fixed amount compensation		Bonus		Stock option	
	Number of payees	Amount of payment (Millions of yen)	Number of payees	Amount of payment (Millions of yen)	Number of payees	Amount of payment (Millions of yen)
Directors (Outside Directors of above)	7 (2)	161 (14)	7 (2)	90 (2)	7 (2)	80 (7)
Corporate Auditors (Outside Corporate Auditors of above)	4 (2)	45 (13)	— (—)	— (—)	— (—)	— (—)
Total (Outside Directors and Corporate Auditors of above)	11 (4)	206 (27)	7 (2)	90 (2)	7 (2)	80 (7)

Notes: 1. A resolution will be (is planned to be) adopted at the 122nd Term Ordinary General Meeting of Shareholders on the amount of bonuses.

2. Concerning stock options, the number is the gross total of the fair appraised value of the stock acquisition rights as stock options that were granted on August 8, 2006 under resolution of the Board of Directors meeting held on July 21, 2006 in accordance with resolution adopted at the 121st Term Ordinary General Meeting of Shareholders held on June 29, 2006, and the rights were finalized as of the end of this fiscal term.

3. In addition to the above, 53 million yen is posted in this fiscal year as reserve for retirement bonuses (46 million yen for seven Directors, out of remainder, two million yen for two outside Directors, and seven million yen for four Corporate Auditors, out of the remainder, two million yen for two outside Corporate Auditors.)

4. Amount of retirement bonuses paid in accordance with resolutions adopted at the 121st Term Ordinary General Meeting of Shareholders which was held on June 29, 2006 was 26 million yen (20 million yen for one resigning Director and six million yen for one resigning Corporate Auditor; and out of the above, there was no provision to outside Directors and outside Corporate Auditors.)

(3) Outside Directors and Outside Corporate Auditor

(i) Status of concurrent service such as executive officers, directors, etc. at other companies

- Director Takeshi Yano serves as Representative Director and Chairman for Mitsubishi Research Institute, Inc. There are no special matters to be noted between the relevant company and Isetan.
- Director Keitaro Kawanami serves as Representative Director and President for MU Trust General Management Inc. There are no special matters to be noted between the relevant company and Isetan.
- Corporate Auditor Yasumasa Gomi serves as Representative Director and Chairman for Mitsubishi UFJ Securities Co., Ltd. There are no special matters to be noted between the relevant company and Isetan.

(ii) Relationships with specified related companies including major transaction partners

N.A.

(iii) Major activities in this fiscal term

	Name	Major activities
Outside Director	Shotaro Watanabe	Attended 14 Board of Directors Meetings out of 15 meetings held during the current fiscal year, and gave necessary statements actively concerning proposals and deliberations, etc. using broad experience in management execution in the business world.
Outside Director	Takeshi Yano	Attended 14 Board of Directors Meetings out of 15 meetings held during the current fiscal year, and actively made statements as necessary concerning proposals and deliberations, etc. using broad knowledge of industry trends.
Outside Corporate Auditor	Keitaro Kawanami	He attended all of the 14 Board of Corporate Auditors Meetings and 15 Board of Directors Meetings held during the current fiscal year, and asked questions and gave opinions concerning proposals and deliberations, etc. using long term experience in management execution, and also made statements on auditing as needed.

Outside Corporate Auditor	Yasumasa Gomi	He attended 11 Board of Corporate Auditors Meetings out of 14 meetings and 10 Board of Directors Meetings out of 15 meetings, respectively, held during the current fiscal year, and gave opinions concerning proposals and deliberations, etc. using broad experience in the financial industry, and also made statements about audits as needed.

(iv) Summary of contents of liability limitation agreements with Outside Directors and Outside Corporate Auditors

The Company has executed liability limitation agreements with the Outside Directors to limit liability as set forth in Article 423, Paragraph 1 of the Corporate Law, and the maximum liability amount under the relevant agreement is either of which is higher, the amount prescribed in advance over 24 million yen, or the amount as set forth in the laws.

Moreover, the Company has executed liability limitation agreements with Outside Corporate Auditors to limit liability as set forth in Article 423, Paragraph 1 of the Corporate Law, and the maximum liability amount under the relevant agreement is either of which is higher, the amount over 13 million yen prescribed in advance, or the amount as set forth in the laws.

5. Matters Concerning Accounting Auditors

(1) Name of Accounting Auditor and Amount of Compensation to Accounting Auditor relating to the Current Fiscal Year

<table>
<tr><th rowspan="2">Classification</th><th rowspan="2">Name</th><th colspan="2">Amount of payment of compensation, etc. to Accounting Auditor relating to this fiscal year</th><th rowspan="2">Remarks</th></tr>
<tr><th>Compensation for audit service as set forth in Article 2, Paragraph 1 of the Certified Public Accountant Law (Millions of yen)</th><th>Total payments of moneys and other property profits to be paid by Isetan and its subsidiaries (Millions of yen)</th></tr>
<tr><td>Accounting Auditor</td><td>Misuzu Audit Corporation</td><td rowspan="2">35</td><td rowspan="2">93</td><td>Resigned on July 1, 2006</td></tr>
<tr><td rowspan="2">Provisional Accounting Auditor</td><td>Misuzu Audit Corporation</td><td>Assumed office on September 1, 2006</td></tr>
<tr><td>Kasumigaseki Audit Corporation</td><td>4</td><td>6</td><td>Assumed office on July 11, 2006</td></tr>
</table>

Notes: 1. Against Misuzu Audit Corporation (changed name from Chuo Aoyama Audit Corporation as of September 1, 2006), which was the accounting auditor for Isetan, business suspension disposition for partial operations from Financial Services Agency was effected for two months (from July 1 to August 31. 2006). Therefore, since it had lost its qualification as accounting auditor for Isetan the relevant audit firm resigned as of July 1, 2006.

2. Kasumigaseki Audit Corporation was appointed as provisional accounting auditor at the meeting of Board of Corporate Auditors of Isetan held on July 11, 2006. Additionally, Misuzu Audit Corporation was appointed additionally as provisional accounting auditor at the meeting of the Board of Corporate Auditors of Isetan held on September 1 of the same year, and now Isetan has a joint audit system with the two audit firms.

3. Isetan pays consideration for review of quarterly financial information, which is a service other than one as set forth in Article 2, Paragraph 1 of the Certified Public Accountant Law, to Misuzu Audit Corporation.

(2) Matters Concerning Auditing of Subsidiaries

Our consolidated subsidiaries Isetan (Singapore) Ltd. and Isetan of Japan Sdn. Bhd. undergo statutory auditing of accounting-related documents by an audit firm other than the accounting auditor for Isetan (Pricewaterhouse Coopers).

(3) Policies on determination of dismissal or non-reappointment of accounting auditors

If a Director proposes to the Board of Directors the submission of an agenda item with respect to dismissal or non-reappointment of the accounting auditor to the General Meeting of Shareholders, the Board of Directors shall discuss the contents of the proposal and if it is judged reasonable, the Board of Directors shall, with the consent of the Board of Corporate Auditors, submit the agenda item to the General Meeting of Shareholders.

Additionally, if it is judged that the accounting auditor falls under the items as prescribed in Article 340, Paragraph 1 of the Corporate Law, the Board of Corporate Auditors shall dismiss the Accounting Auditor, with the agreement of all the Corporate Auditors.

Moreover, in addition to the above, if there are judged to be circumstances that might cause a material disturbance to the continuation of audit services, the Board of Corporate Auditors shall request that the Board of Directors submit a proposal on dismissal or non-reappointment of the accounting auditor.

6. Systems and Policies of Isetan

System to Ensure Conformance of Execution of Duties by Directors and Employees to Laws, Ordinances and Articles of Incorporation and Systems to Ensure Appropriateness of Other Operations

(i) Systems to Ensure Conformance of Execution of Duties by Directors and Employees to Laws, Ordinances and Articles of Incorporation

- Under the "Isetan Way," which was formulated in 1994 as a code of conduct for Directors and employees, Isetan has revised its "Corporate Ethics Actions Standards" and made these the foundation for our compliance system, and strives for observance of the standards upon re-examination of the Compliance Guidebook as needed.
- - Board of Directors Meetings are held regularly once a month in accordance with the Board of Directors Rules, aiming at communications among the Directors, and also for mutual supervision of job performance and to prevent illegal actions or actions in violation of the Articles of Incorporation before occurrence.
- The Isetan Group Hotline was set-up and is in operation as a system for reporting by whistleblowers, so that illegal and improper behavior will be restrained or prevented before occurrence.

(ii) Systems Concerning Safekeeping and Management of Information Relating to Job Performance by Directors

- In accordance with the "Information Management Rules," depending on the storage medium, information will be kept and managed in a proper state with high searchability, and will be kept for as long as 10 years when necessary.

(iii) Rules and Other Systems Concerning Management of Risk of Loss

- Isetan prevents risk occurrence before the fact through the discovery of risks inherent in corporate activities, risk assessment, examination of measures, awareness campaigns inside the Company, and other things, centering on the Risk Management Committee.
- By preparation of a company-wide management system for swift response including establishment of task forces at times of occurrence, and for information management, we strive to prevent the expansion of damage, secondary damage, reoccurrence and the like.

(iv) Systems to Ensure Efficient Execution of Duties by Directors

- In addition to regular monthly meetings, Board of Directors meetings are held as well on an extraordinary basis as necessary for ensuring a system to deal with important matters without delay. In addition, before a meeting, discussions are held by the Business Strategy Council, which is composed of senior executive officers including the Chairmen, President, and Vice Presidents, and action by the Board of Directors is determined through these discussions.
- - As to policy execution in accordance with decisions by the Board of Directors, the respective duties and responsibilities, and details of procedures for execution are prescribed in the Organizational Operating Rules and Business Operating Rules.

(v) Systems to Ensure Appropriateness of Business in Isetan and Isetan Group

- We have revised the Corporate Ethics Actions Standards and applied them to all Isetan Group companies. Each company in the Isetan Group is to stipulate rules based on these.
- We aim at unified management through introduction of an integrated accounting system and expansion of the scope of the applicability for management control, and also through a system of decision-making and reporting, and we also use monitoring as necessary.
- We ensure appropriateness of operations by each of the Group companies through business auditing by the Internal Audit Section.
- We apply the Isetan Group Hotline to the whistleblower reporting system for each Group company, so that

illegal and improper behavior will be restrained or prevented before occurrence.

(vi) Matters Concerning Employees to Assist Duties of Auditors in case the Appointment thereof is Requested by Auditors

- In order for our Corporate Auditors to execute their duties satisfactorily, in the Organization Operation Rules we stipulate provisions concerning employees to assist in the actual work, and appoint persons from among Isetan employees. Appraisal of personnel for audit assistant employees shall be made by Corporate Auditors, and appointment, dismissal, personnel transfer, revision of wages, etc. shall be performed with the consent of the Corporate Auditors.
- Audit assistant employees shall not simultaneously serve in posts involved in the execution of operations.

(vii) System for Reporting to Auditors by Directors and Employees, and other Systems for Reporting to Auditors

- Upon consultations with the Board of Corporate Auditors, matters to be reported to Corporate Auditors by Directors and Employees are provided in the Corporate Auditors Audit Rules and Directors and Employees shall report without delay important matters that will have an impact on a business or results of Isetan to the Corporate Auditors. In addition, notwithstanding the above, Corporate Auditors may, at any time necessary, request reporting from Directors and employees.
- Through introduction and maintenance of proper operation of the whistleblower's reporting system, we work to coordinate with the Board of Corporate Auditors to ensure a proper reporting system as to violations of laws and other compliance related problems.

(viii) Other Systems to Ensure Effectiveness of Audits by Corporate Auditors

- In accordance with abovementioned Corporate Auditors Audit Rules, Corporate Auditors hold regular meetings with Representative Directors and audit firms for an exchange of opinions.

Note: In this Business Report, any fractional numbers of less than the digits displayed for amounts, numbers of shares, etc., are rounded down. Any fractional numbers of less than the digits displayed for percentages are rounded off.

Consolidated Balance Sheet

(As of March 31, 2007)

(Millions of yen)

Assets		Liabilities and Net Assets	
Account item	Amount	Account item	Amount
(Assets)	**474,895**	**(Liabilities)**	**261,701**
Current Assets	**169,370**	**Current liabilities**	**214,402**
Cash and bank deposits	33,672	Notes and accounts payable	70,461
Notes and accounts receivable-trade	80,659	Current portion of bonds	20,000
Marketable securities	1,234	Short-term borrowings	27,485
Inventories	35,483	Accrued income taxes	9,872
Deferred tax assets	6,516	Deferred tax liabilities	10
Other	14,520	Allowance for customer-discount points	1,419
Allowance for doubtful accounts	(2,715)	Reserve for bonuses for directors and corporate auditors	103
		Other	85,048
Fixed assets	**305,119**	**Long-term liabilities**	**47,298**
Tangible fixed assets	**161,702**	Bonds	10,000
Buildings and structures	97,944	Long-term borrowings	3,000
Land	51,111	Deferred tax liabilities	7,566
Construction in progress	232	Reserve for accrued employee retirement benefits	23,403
Other	12,414	Retirement allowances for Directors and Corporate Auditors	739
Intangible fixed assets	**3,517**	Other	2,588
Investments and other assets	**139,899**		
Investment securities	56,423	**(Net Assets)**	**213,194**
Long-term loans receivable	1,431	**Shareholders' equity**	**185,077**
Guarantee deposits	61,733	**Common stock**	**36,600**
Deferred tax assets	2,548	**Additional paid in capital**	**43,180**
Other	19,104	**Retained earnings**	**114,894**
Allowance for doubtful accounts	(1,341)	**Treasury stock**	**(9,598)**
Deferred assets	**405**	**Valuation and translation adjustments**	**13,423**
Inaugural expenses	0	**Unrealized gains on other securities**	**13,362**
Business commencement expenses	404	**Deferred gains/losses on hedge**	**19**
		Foreign currency translation adjustments	**41**
		Stock acquisition rights	**318**
		Minority interests in consolidated subsidiaries	**14,375**
Total	**474,895**	**Total Liabilities and Net Assets**	**474,895**

Note: Figures of less than one million are rounded down to the nearest million.

Consolidated Statement of Income

(From April 1, 2006, to March 31, 2007)

(Millions of yen)

Account item	Amount	
Net Sales		**781,798**
Cost of sales		**556,161**
Gross profit		**225,637**
Selling, general and administrative expenses		193,384
Operating income		**32,252**
Non-operating income		
Interest and dividend income	1,343	
Dividend income	454	
Other non-operating income	6,594	8,392
Non-operating expenses		
Interest expenses	1,061	
Other non-operating expenses	6,166	7,228
Recurring income		**33,416**
Extraordinary Gain		
Reversal of allowance for doubtful accounts	1,219	
Gain on sales of an affiliated company's business	859	2,079
Extraordinary Loss		
Loss on impairment of fixed assets	3,226	
Loss on sale of investment securities	24	3,250
Income before income taxes and minority interest		32,244
Income taxes, current	11,292	
Income taxes, deferred	578	11,870
Minority interest in earnings of consolidated subsidiaries		2,082
Net income		18,291

Note: Figures of less than one million are rounded down to the nearest million.

Consolidated Statement of Changes in Net Assets

(From April 1, 2006, to March 31, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	36,122	42,703	100,058	(91)	178,792
Changes during fiscal year					
Issuance of new shares	478	477			955
Dividends from surplus (*2)			(3,116)		(3,116)
Directors' and corporate auditors' bonuses (*3)			(128)		(128)
Net income			18,291		18,291
Acquisition of the Company's own shares				(9,506)	(9,506)
Decrease due to decrease in the number of consolidated subsidiaries			(210)		(210)
Changes in items other than shareholders' equity during fiscal year					
Total change during fiscal year	478	477	14,836	(9,506)	6,285
Balance as of March 31, 2007	36,600	43,180	114,894	(9,598)	185,077

	Valuation and translation adjustments				Stock acquisition rights	Minority interests	Total net assets
	Net unrealized gains on other securities	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance as of March 31, 2006	17,528	—	(1,531)	15,996	—	11,899	206,688
Changes during fiscal year							
Issuance of new shares							955
Dividends from surplus (*2)							(3,116)
Directors' and corporate auditors' bonuses (*3)							(128)
Net income							18,291
Acquisition of the Company's own shares							(9,506)
Decrease due to decrease in the number of consolidated subsidiaries							(210)
Changes in items other than shareholders' equity during fiscal year	(4,166)	19	1,572	(2,573)	318	2,475	220
Total change during fiscal year	(4,166)	19	1,572	(2,573)	318	2,475	6,505
Balance as of March 31, 2007	13,362	19	41	13,423	318	14,375	213,194

Notes: 1. Figures of less than one million are rounded down to the nearest million.

2. 2,018 million yen in dividend by profit appropriation at the Ordinary General Meeting of Shareholders

in June 2006, and 1,097 million yen dividend in accordance with resolution at the Board of Directors Meeting in November 2006.

3. These are items for profit appropriation at the Ordinary General Meeting of Shareholders in June 2006.

Summary of Consolidated Statements of Cash Flows (for reference)

(From April 1, 2006, to March 31, 2007)

(Millions of yen)

Item	Amount
Net cash provided by operating activities	35,519
Net cash provided by investing activities	(957)
Net cash used in financing activities	(38,834)
Effect of exchange rate changes on cash and cash equivalents	967
Net increase (decrease) in cash and cash equivalents	(3,304)
Cash and cash equivalents at beginning of year	36,342
Cash and cash equivalents of removed consolidated subsidiaries at end of year	(14)
Cash and cash equivalents at end of year	33,023

Note: Figures of less than one million are rounded down to the nearest million.

Notes to Consolidated Financial Statements

(Basis of Presentation of Consolidated Financial Statements)

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 29

(2) Name of primary consolidated subsidiaries

Shizuoka Isetan Company Limited, Niigata Isetan Company Limited, Kokura Isetan Company Limited, Iwataya Co., Ltd.., Isetan of Japan Ltd., Shanghai Mei Long Zhen Isetan Department Store Co., Ltd., Tianjin Isetan Co., Ltd., Shanghai Jinjian Isetan Co., Ltd., Jinan Isetan Co., Ltd., Chengdu Isetan Co., Ltd., Isetan (Singapore) Ltd., Isetan (Thailand) Co., Ltd., Isetan of Japan Sdn. Bhd., Isetan I Card Co., Ltd., Queen's Isetan Company Limited, Mammina Co., Ltd., Century Trading Company Limited

Chengdu Isetan Co., Ltd. is included in the consolidated subsidiaries as Isetan Company Limited established it newly through financing and acquired controlling rights.

Barneys Japan Company Limited and BAC Investments, Inc., which were consolidated subsidiaries in the previous consolidated fiscal year are excluded from the scope of consolidation from this fiscal year due to share transfer by Isetan.

Additionally, as for Mints 88 Co., Ltd., a resolution for dissolution was adopted and operational activities were suspended, and not causing material effect on consolidated financial statements, so it is excluded from the scope of consolidation from this fiscal year.

Isetan Travel Service, Inc. changed from a consolidated subsidiary to an affiliate under the equity method from this fiscal year due to share transfer by Isetan.

Career Design Company Limited changed its name to Isetan Career Design Company Limited.

(3) Name of primary non-consolidated subsidiaries

Isetan Soleil Co., Ltd., ITAS Corp., AG Club Co., Ltd., Kyushu Communications Services, Inc., Aisei Co., Ltd.

(4) Reasons for exclusion of non-consolidated subsidiaries from scope of consolidation

All non-consolidated subsidiaries are small-scale, and none of the total assets, net sales, net income/loss (amount matching equity) and retained earnings, etc. (amount matching equity), etc. have material effect on consolidated financial statements.

2. Application of Equity Method

(1) Number of affiliates under equity method: 8

West Japan Railway Isetan Ltd., Hamaya Department Store Co., Ltd., Ta Lee Isetan Department Store Co., Ltd., ITM Clover Co., Ltd. AZ Card Co., Ltd., R and I Dining Co., Ltd., Shinjuku Underground Parking Co., Ltd., JTB Isetan Travel Co., Ltd.

Isetan Travel Service, Inc. changed from being a consolidated subsidiary to an affiliate under the equity method from this fiscal year due to share transfer by Isetan.

Additionally, Isetan Travel Service, Inc. changed its name to JTB Isetan Travel Co., Ltd., and Isetan Dining Company Limited has changed its name to R and I Dining Company Limited.

(2) Names of companies not under equity method and reasons for non-application of equity method

Companies not under equity method (Isetan Soleil, etc.) have a minor effect on consolidated financial statements through net income/loss (amount matching equity) and retained earnings, etc., and besides have little importance as a whole, so the equity method is not applied.

3. Account Settlement Date, etc. of Consolidated Subsidiaries

Out of the consolidated subsidiaries, Shanghai Mei Long Zhen Isetan Department Store Co., Ltd., Tianjin Isetan Co., Ltd., Shanghai Jinjian Isetan Co., Ltd., Jinan Isetan Co., Ltd., Chengdu Isetan Co., Ltd., Isetan of Japan Ltd., Isetan (Singapore) Ltd., Isetan (Thailand) Co., Ltd., Isetan of Japan Sdn. Bhd., Isetan (Italia) S.r.l, and Lexim (Singapore) Pte. Ltd. have fiscal years ending in December 31 of each year, and Izutsuya Withcard Co., Ltd. has its fiscal year ending at the end of February of each year, and for the purpose of preparation of consolidated financial statements, the financial statements at each company's settlement day have been used.

In addition, Iwataya Co., Ltd. and Iwataya Tomonokai changed their accounting period and their most recent accounting period was for the six months from October 1, 2006 to March 31, 2007; however, for the purpose of preparation of the consolidated financial statements, the business performance for the thirteen months from March 1, 2006 to March 31, 2007 and financial conditions as of the relevant settlement date are used.

Moreover, necessary adjustments are made for significant transactions during the period between the each settlement date and March 31 (consolidated settlement date).

4. Significant accounting policies

(1) Standards and methods of valuation of significant assets

Securities

Available-for-sale securities

(Securities with market value)

Market value method based on market price, etc. as of the consolidated closing date (differences in valuation are included directly in net assets and costs of securities sold are calculated primarily using the moving-average method)

(Securities without market value)

Generally, stated at cost using the moving-average method

Derivative transactions Market value method

Inventories Products Generally, stated at cost using the retail method

Supplies Generally, stated at cost using first-in, first-out method

(2) Depreciation methods for significant depreciable assets

Tangible fixed assets

Buildings and structures	Generally, the straight-line method
Other tangible fixed assets	Generally, the declining-balance method
Intangible fixed assets	Straight-line method

As for software (for in-house use), the straight-line method is used with a useful life of five years.

Other investment and other assets (investment real estate)

Buildings	Straight-line method
Other	Declining-balance method

(3) Method of accounting of significant deferred assets

Inaugural expenses	Amortized equally each year over 5 years
Business commencement expenses	Amortized equally each year over 5 years

(4) Standards of accounting for significant allowances and reserves

Allowance for doubtful accounts

Estimated uncollectible amounts are calculated using historical data for trade receivables and individually considering the probability of collection for doubtful receivables as of the term-end.

Reserve for accrued employee retirement benefits

Reserve for accrued employee retirement benefits is calculated based on estimates of retirement benefit obligations and pension assets as of the end of the consolidated fiscal term.

Prior service cost is amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over various periods (3 years through 8 years), that not greater than the average remaining service period of employees.

Unrecognized actuarial differences are amortized in the year following the year in which the gain or loss is recognized, primarily by the straight-line method over various periods (8 years through 10 years).

Retirement allowance for Directors and Corporate Auditors

Retirement allowance for Directors, Corporate Auditors and Executive Officers at the end of the consolidated fiscal term are calculated based on the Company's internal rules.

Reserve for bonuses for Directors

Reserve for bonuses for Directors at the end of the consolidated fiscal term is calculated based on the estimated amount for payment.

Allowance for customer-discount points

For preparation of expenses for future issuance of customer-discount point money certificates based on the customer-discount point card system for the purpose of sales promotions adopted by our consolidated subsidiaries Kokura Isetan, Iwataya and Queen's Isetan, the estimated amount of future issuance of money certificates is calculated based on past money certificate issuance results and other matters.

(5) Accounting method for significant leases

Finance leases other than those which transfer the ownership of the leased property to the lessee at the conclusion of the lease are accounted for as operating leases generally.

(6) Significant hedge accounting

Hedge accounting

Deferral hedge accounting is used. Monetary receivables and payables denominated in foreign currencies covered by forward exchange contract are translated at the foreign exchange rate stipulated in the contract. The interest rate swaps which qualify for hedge accounting and meet specific matching criteria and not remeasured at market value, but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

Means of hedging and hedged item

Means of hedging	Forward exchange contract transaction, swap transactions and option transactions to avoid exchange volatility and interest volatility risks
Hedged item	Foreign currency trade payable, interest rate on loan and bond payable

Hedging policy

The Isetan Group conducts hedge transactions for exchange volatility risks and interest volatility risks in accordance with the risk management policies of the Group.

Method of assessing the effectiveness of hedges

We assess the hedge effectiveness for each transaction at the end of the consolidated fiscal term (including the end of consolidated interim term) for hedging and hedged item, however, if significant terms and conditions such as principal, interest rates and periods, etc. for hedging methods and hedged assets and liabilities, etc. are the same, assessment of hedge effectiveness is not performed.

(7) Other significant matters for preparation of consolidated financial statements

Accounting for consumption taxes

Consumption taxes are accounted for by the tax exclusion method.

5. Valuation of assets and liabilities of consolidated subsidiaries

Valuation of assets ad liabilities of consolidated subsidiaries is determined based on the full-assessment market value method.

(Changes in accounting policy)

1. Accounting standard for bonuses to Directors

The Company adopted a new accounting standard, Accounting Standards for Bonuses to Directors," issued by the Business Accounting Standards Committee (Financial Accounting Standards No. 4, November 29, 2005) from the current consolidated fiscal year. As a result, operating income, and recurring income, and income before income taxes and minority interests for the term displayed respective decreases of 103 million yen.

2. Accounting standard for presentation of net asset section of balance sheet

   The Company adopted "Accounting Standards on Presentation of Net Asset Section of Balance Sheet" issued by the Business Accounting Standards Committee (Financial Accounting Standards No. 8, December 9, 2005) and the "Implementation Guidance for Business Accounting Standards, etc. of Net Asset Section of Balance Sheet" issued by the Business Accounting Standards Committee (Financial Accounting Standards Implementation Guidance No. 8, December 9, 2005) from the current consolidated fiscal year. The amount corresponding to the total amount of the previous "Shareholders Equity" section is 198,481 million yen.

3. Accounting standard for stock options, etc.

   The Company adopted "Accounting Standard on Stock Options, etc." issued by the Business Accounting Standards Committee (Financial Accounting Standards No. 8, December 27, 2005) and the "Implementation Guidance for Business Accounting Standards for Stock Options, etc." issued by the Business Accounting Standard Committee (Financial Accounting Standards Implementation Guidance No. 11, May 31, 2006) from the current consolidated fiscal year. As a result, operating income, and recurring income, and income before income taxes and minority interests for the term displayed a decrease of 318 million yen respectively.

4. Changes of Accounting Item

   We have booked income from system use fees from affiliated departments as a portion of the expense burden that assumes joint use of the system and deducting it from selling, general and administrative expenses; however, from this consolidated fiscal year, we changed it to the method of accounting as net sales. This is as a result of the positioning system use fee income gained from affiliated departments as results of operational activities based on our Isetan Group 10 Year Consolidated Business Vision, which sets reinforcement of affiliation centered on system integration as a strategic task.

   Due to this change, net sales increased by 718 million yen, however, there was no impact on operating income, recurring income, and income before income taxes and minority interests.

(Notes to Consolidated Balance Sheet)

1. Accumulated depreciation of tangible fixed assets 128,427 million yen
2. Contingent liability (loan guarantee for bank loans (housing loans) of employees and other) 1,165 million yen

(Notes to Consolidated Statement of Income)

1. "Gains on sales of operations of affiliated companies" accounted in non-recurring income is 182 million yen of gains on sales of shares of affiliated companies through the assignment of Barneys Japan Co., Ltd., and gains on sales of fixed assets, etc., 677 million yen.

2. "Fixed assets impairment loss" accounted in non-recurring loss is through reduction of carrying amounts for asset groups including store buildings of Tachikawa Store, etc. to the recoverable amount.

(Notes to Consolidated Statement of Changes in Net Assets)

1. Matters concerning issued and outstanding shares

Class	Number of shares as of the end of previous consolidated fiscal term	Number of shares increased in the current consolidated fiscal term	Number of shares decreased in the current consolidated fiscal term	Number of shares as of the end of the current consolidated fiscal term
Common stock (shares)	224,360,003	819,100	—	225,179,103

Note: Increase of common stock in issued and outstanding shares is an increase through the issuance of new shares by exercise of stock subscription rights and stock acquisition rights.

2. Matters concerning number of shares of treasury stock

Class	Number of shares as of the end of previous consolidated fiscal term	Number of shares increased in the current consolidated fiscal term	Number of shares decreased in the current consolidated fiscal term	Number of shares as of the end of the current consolidated fiscal term
Common stock (shares)	73,584	5,006,758	—	5,080,342

Note: Breakdown of reasons for increase of common stock in treasury stock is as follows:

Increase through market transactions in accordance with resolution at the Board of Directors Meeting held on August 25, 2006 5,000,000 shares

Increase through purchase of odd-lot shares 6,758 shares

3. Matters concerning dividend of surplus

(1) Amount of dividend payment

Resolution	Stock types	Total dividend (thousands of yen)	Dividend per share (yen)	Base date	Effectuation date
Ordinary General Meeting of Shareholders June 29, 2006	Common stock	2,018,577	9.00	March 31, 2006	June 30, 2006
Board of Directors Meeting November 9, 2006	Common stock	1,097,656	5.00	September 30, 2006	December 5, 2006

(2) Dividend for which base date is in the current consolidated fiscal term but the effectuation date for the dividend is in the following fiscal term

Resolution	Type of stock	Total dividend (thousands of yen)	Resource for dividend	Dividend per share (yen)	Base date	Effectuation date
Ordinary General Meeting of Shareholders June 28, 2007	Common stock	1,980,888	Retained earnings	9.00	March 31, 2007	June 29, 2007

4. Matters concerning stock acquisition rights, etc.

	Breakdown	Class of shares subject to stock acquisition rights	Number of shares subject to stock acquisition rights (shares)			
			At end of previous consolidated fiscal term	Increase in current consolidated fiscal term	Decrease in current consolidated fiscal term	At end of current consolidated fiscal term
Isetan Company Limited	Stock subscription rights 2000	Common stock	83,000	—	24,900	58,100
	Stock subscription rights 2001	Common stock	633,000	—	145,000	488,000
	Stock acquisition rights 2002	Common stock	634,100	—	221,800	412,300
	Stock acquisition rights 2003	Common stock	405,500	—	252,200	153,300
	Stock acquisition rights 2004	Common stock	640,600	—	209,800	430,800
Total			2,396,200	—	853,700	1,542,500

Notes: 1. Decrease in number of shares is through exercise of stock subscription rights, stock acquisition rights, and forfeiture of rights.

2. Stock acquisition rights for which the initial day of exercise period has not yet arrived are excluded.

(Note on per-share information)

1. Net assets per share	901.87	yen
2. Net income per share	82.43	yen

(Notes on significant post-balance sheet events)

Not applicable

(Other notes)

Not applicable

Copy of the Accounting Auditors' Report concerning Consolidated Statutory Reports

INDEPENDENT AUDITOR'S REPORT

May 4, 2007

The Board of Directors
Isetan Company Limited

Misuzu Audit Corporation
Designated and Engagement Partner
Certified Public Accountant
Tsutomu Kawaguchi
Designated and Engagement Partner
Certified Public Accountant
Hirokazu Nagasawa

Kasumigaseki Audit Corporation
Designated and Engagement Partner
Certified Public Accountant
Toshio Kenmochi
Designated and Engagement Partner
Certified Public Accountant
Kazuo Kobayashi

Pursuant to Article 444, Paragraph 4 of the Corporate Law, we have audited the consolidated statutory reports, that is, the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and consolidated notes of Isetan Company Limited for the consolidated fiscal term from April 1, 2006 to March 31, 2007. These consolidated statutory reports are the responsibility of management of the Company. Our responsibility is to independently express an opinion on the consolidated statutory reports based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated statutory reports are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statutory reports, assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statutory reports. We believe that our audit provides a reasonable basis for our opinion.

As a result of the audit, in our opinion, the above consolidated statutory reports present fairly in all material respects the financial position and the results of operations of the consolidated group consisting of Isetan Company Limited and its consolidated subsidiaries for the period relating to the relevant consolidated statutory reports in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As described in "changes in accounting policy," Isetan changed the accounting item classification for system use fee income from affiliated departments.

Our firms and engagement partners have no interest in the Company that must be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Copy of the Audit Report concerning the Consolidated Statutory Reports of the Board of Corporate Auditors

AUDIT REPORT OF CONSOLIDATED STATUTORY REPORTS

The Board of Corporate Auditors, following review and deliberations on the audit reports prepared by each Corporate Auditor concerning the consolidated statutory report (the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and consolidated notes) for the 122nd fiscal term, from April 1, 2006 to March 31, 2007, prepared this Audit Report, and hereby submit it as follows:

1. Auditing Methods and Contents of Audit by Corporate Auditors and Board of Corporate Auditors

The Board of Corporate Auditors determined the auditing policies and allocation of duties, etc., received reports from the respective Corporate Auditors on the implementation status and results of audits, and also received reports from Directors, etc. and the Accounting Auditor on status of their job performance, and requested explanations as necessary.

In accordance with the auditing policies and the allocation of duties, etc., determined by the Board of Corporate Auditors, each Corporate Auditor received reports and explanations as necessary regarding the consolidated statutory reports from Directors and employees, etc. Moreover, the Corporate Auditors supervised and inspected as to whether or not the Accounting Auditor is maintaining an independent position and besides implementing proper audits, and obtained reports job performance status from the Accounting Auditor, and requested explanations as necessary. Additionally, following the notice by the Accounting Auditor that the "system to ensure business operations is functioning properly" (the matters enumerated in the respective items of Article 159 of Corporate Accounting Rules) have been prepared in accordance with "quality management standards concerning audits" (Business Accounting Deliberation Council, October 28, 2005), etc., and the Corporate Auditors requested explanations as necessary. In accordance with the aforementioned methods, the Corporate Auditors reviewed the consolidated statutory reports relating to the relevant fiscal year.

2. Results of Audit

The auditing methods and results of the Provisional Accounting Auditors, Kasumigaseki Audit Corporation and Misuzu Audit Corporation are fair and reasonable.

May 8, 2007

Board of Corporate Auditors of Isetan Company Limited

Standing Corporate Auditor	Esturo Ishizuya
Standing Corporate Auditor	Ikuo Nihei
Corporate Auditor	Keitaro Kawanami
Corporate Auditor	Yasumasa Gomi

Note: Corporate Auditors Keitaro Kawanami and Yasumasa Gomi are Outside Corporate Auditors as stipulated in Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.

Non-Consolidated Balance Sheet

(As of March 31, 2007)

(Millions of yen)

Assets		Liabilities and Net Assets	
Account item	Amount	Account item	Amount
(Assets)	**333,255**	**(Liabilities)**	**176,494**
Current assets	**93,043**	**Current liabilities**	**141,045**
Cash and deposits	11,119	Accounts payable—trade	40,041
Notes receivable-trade	447	Current portion of bond	20,000
Accounts receivable—trade	34,720	Short-term borrowings	5,300
Merchandise	20,147	short-term borrowings from subsidiaries	31,044
Supplies	99	Accounts payable—other	7,196
Advances paid	200	Accrued expenses payable	14,422
Prepaid expenses	1,179	Income taxes payable	7,219
Deferred tax assets	3,676	Advances received	62
Short-term loans receivables from subsidiaries	15,609	Gift certificates	13,214
Other	8,842	Deposits received	1,860
Allowance for doubtful accounts	(3,000)	Deferred income	279
Fixed assets	**240,211**	Reserve for bonuses for Directors	93
Tangible fixed assets	**109,692**	Other	310
Buildings	65,091	**Long-term liabilities**	**35,449**
Structures	420	Bonds	10,000
Vehicles and transportation equipment	2	Deferred tax liabilities	4,898
Appliance and fixtures	5,603	Reserve for accrued employees' retirement benefits	17,092
Land	38,347	Retirement allowances for Directors and Corporate Auditors	628
Construction in progress	226	Allowance for debt guarantee loss	710
Intangible fixed assets	**6,458**	Other	2,120
Leaseholds	953		
Trademark right	0	**(Net Assets)**	**333,255**
Software	5,475	**Shareholders' equity**	**144,229**
Telephone right	24	**Common stock**	**36,600**
Other	4	**Additional paid-in capital**	**43,180**
Investments and other assets	**124,060**	Capital reserve	43,180
Investment securities	45,261	**Retained earnings**	**74,046**
Stock of affiliates	14,965	Legal reserve	5,057
Capital advances	7	Other retained earnings	68,989
Capital advances to affiliates	601	Reserve for advanced depreciation	8,384
Long-term loans receivable	8	General reserve	15,696
Long-term loans receivable from employees	22	Retained earnings carried forward	44,908
Long-term prepaid expenses	3,981	**Treasury stock**	**(9,598)**
prepaid pension cost	6,674	**Valuation and translation adjustments**	**12,212**
Investments in real estates	23,843	**Unrealized gains on other securities**	**12,192**
Guarantee deposit	28,492	**Deferred gains/losses on hedges**	**19**
Other	211	**Stock acquisition rights**	**318**
Allowance for doubtful accounts	(10)		
Total Assets	**333,255**	**Total Liabilities and Net Assets**	**333,255**

Non-Consolidated Statement of Income

(From April 1, 2006, to March 31, 2007)

(Millions of yen)

Account item	Amount	
Net Sales		**454,951**
Cost of sales		**328,339**
Gross profit		**126,612**
Other operating revenues		**5,073**
Gross profit and other operating revenues		**131,685**
Selling, general and administrative expenses		109,861
Operating income		**21,823**
Non-operating income		
Interest and dividend income	1,746	
Other non-operating income	6,687	8,434
Non-operating expenses		
Interest expenses	1,032	
Other non-operating losses	6,394	7,426
Recurring income		**22,832**
Extraordinary Gain		
Gain on sales of stock of affiliated companies	64	
Gain on reversal of allowance for doubtful accounts of affiliated companies	30	
Gain on sale of an affiliated company's business	1,319	1,414
Extraordinary Loss		
Loss on impairment of fixed assets	3,194	
Loss on devaluation of investments in affiliated companies	159	
Provision of allowance for doubtful accounts of affiliated companies	1,213	4,566
Income before income taxes		**19,679**
Income taxes-current	7,200	
Income taxes-deferred	96	7,296
Net income		**12,383**

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2006, to March 31, 2007)

(Millions of yen)

	Shareholders' equity										
		Capital surplus		Earned surplus							
					Other earned surplus						
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for accelerated depreciation	Special appropriation to the reserve for accelerated depreciation	General reserve	Earned surplus carried forward	Total earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	**36,122**	**42,703**	**42,703**	**5,057**	**2,909**	**3,223**	**15,696**	**38,015**	**64,902**	**(91)**	**143,636**
Changes during fiscal year											
Issuance of new shares	478	477	477								955
Provision of reserve for accelerated depreciation					6,287			(6,287)	—		—
Reversal of reserve for accelerated depreciation					(813)			813	—		—
Provision of special appropriation to the reserve for accelerated depreciation						1,363		(1,363)	—		—
Reversal of special appropriation to the reserve for accelerated depreciation						(4,586)		4,586	—		—
Dividends from surplus (*2)								(3,116)	(3,116)		(3,116)
Directors' and corporate auditors' bonuses (*3)								(123)	(123)		(123)
Net income								12,383	12,383		12,383
Acquisition of the Company's own shares										(9,506)	(9,506)
Changes in items other than shareholders' equity during fiscal year											
Total change during fiscal year	**478**	**477**	**477**	**—**	**5,474**	**(3,223)**	**—**	**6,892**	**9,143**	**(9,506)**	**592**
Balance as of March 31, 2007	**36,600**	**43,180**	**43,180**	**5,057**	**8,384**	**—**	**15,696**	**44,908**	**74,046**	**(9,598)**	**144,229**

(Millions of yen)

	Valuation and translation adjustments			Stock Acquisition Rights	Total net Assets
	Net unrealized gains on other securities	Deferred gains (losses) on hedges	Total valuation and translation adjustments		
Balance as of March 31, 2006	16,222	—	16,222	—	159,858
Changes during fiscal year					
Issuance of new shares					955
Provision of reserve for accelerated depreciation					—
Reversal of reserve for accelerated depreciation					—
Provision of special appropriation to the reserve for accelerated depreciation					—
Reversal of special appropriation to the reserve for accelerated depreciation					—
Dividends from surplus (*2)					(3,116)
Directors' and corporate auditors' bonuses (*3)					(123)
Net income					12,383
Acquisition of the Company's own shares					(9,506)
Changes in items other than shareholders' equity during fiscal year	(4,029)	19	(4,009)	318	(3,691)
Total change during fiscal year	(4,029)	19	(4,009)	318	(3,098)
Balance as of March 31, 2007	12,192	19	12,212	318	156,760

Notes: 1. Figures of less than one million are rounded down to the nearest million.

2. 2,018 million yen in dividend by profit appropriation at the Ordinary General Meeting of Shareholders in June 2006, and 1,097 million yen dividend in accordance with resolution at the Board of Directors Meeting in November 2006.

3. These are items for profit appropriation at the Ordinary General Meeting of Shareholders in June 2006.

Non-Consolidated Notes

(Significant Accounting Policies)

1. Standards and methods of valuation of assets

Securities

Shares of majority-owned subsidiaries and affiliates	Stated at cost using the moving-average method
Available-for-sale securities	
(Securities with market value)	Market value method based on the market price as of the closing date (Differences in valuation are included directly in net assets and the costs of securities sold are calculated using the moving-average method)
(Securities without market value)	Stated at cost using the moving-average method

Derivative transactions Market value method

Inventories

Products	Stated at cost using the retail method
Supplies	Stated at cost using first-in, first-out method

2. Depreciation methods for fixed assets

Tangible fixed assets	
Buildings	straight-line method
Other tangible fixed assets	declining-balance method
Intangible fixed assets	straight-line method

As for software (for in-house use), the straight-line method is used with a useful life of 5 years.

Investment real estate

Buildings	Straight-line method
Other	Declining-balance method

3. Standards of accounting for allowances and reserves

Allowance for doubtful accounts	Estimated uncollectible amounts are calculated using historical data for trade receivables and individually considering the probability of collection for doubtful receivables as of the term-end.
Reserve for accrued employees' retirement benefits	Reserve for accrued employees' retirement benefits is calculated based on the estimates of retirement benefit obligations and pension assets as of the end of the term.

Prior service cost is amortized in the year following the year in which the gain or loss is recognized, primarily by the straight-line method, over various periods (3 years) that are not greater than the average remaining service period of employees.

Unrecognized actuarial differences are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over various periods (10 years).

Retirement allowance for Directors and Corporate Auditors

Retirement allowance for Directors, Corporate Auditors and Executive Officers at the end of consolidated fiscal term are calculated based on the Company's internal rules.

Reserve for bonuses for Directors

Reserve for bonuses for Directors at the end of consolidated fiscal term is calculated based on the estimated amount for payment.

Allowance for debt guarantee loss

Allowance for debt guarantee loss is calculated based on reasonable estimated amounts to prepare for loss by performance of debt guarantee.

4. Accounting method for leases

Finance leases other than those which transfer the ownership of the leased property to the lessee at the conclusion of the lease are accounted for as operating leases.

5. Hedge accounting

Hedge accounting

Deferral hedge accounting is used. Monetary receivables and payables denominated in foreign currencies covered by forward exchange contract are translated at the foreign exchange rate stipulated in the contract.

Means of hedging and hedged item

Means of hedging: Forward exchange contract transactions, swap transaction and option transactions to avoid exchange volatility and interest volatility risks

Hedged item: Foreign currency trade payable, interest rate on loan and bond payable

Hedging policy

Isetan conducts hedge transactions for exchange volatility risks and interest volatility risks in accordance with the risk management policies of Isetan.

Method of assessing the effectiveness of hedges

We assess hedge effectiveness for each respective transaction at the end of fiscal term (including the end of interim term) for hedging and hedged item; however, if significant terms and conditions such as principal, interest rate and period, etc. for hedging methods and hedged assets and liabilities, etc. are the same, assessment of hedge effectiveness is not performed.

6. Other significant matters for preparation of non-consolidated financial statements

Accounting for consumption taxes

Consumption taxes are accounted for by the tax exclusion method.

(Changes in accounting policy)

1. Accounting standard for bonuses to Directors

The Company adopted a new accounting standard, "Accounting Standards for Bonuses to Directors," issued by the Business Accounting Standard Committee (Financial Accounting Standards No. 4, November 29, 2005) from the current fiscal year. As a result, operating income, recurring income, and income before income taxes and minority interests for the term displayed respective decreases of 93 million yen.

2. Accounting standards on presentation of net asset section of balance sheet

The Company adopted "Accounting Standards on Presentation of Net Asset Section of Balance Sheet" issued by the Business Accounting Standards Committee (Financial Accounting Standards No. 8, December 9, 2005) and the "Implementation Guidance for Business Accounting Standards, etc. of Net Asset Section of Balance Sheet" issued by the Business Accounting Standard Committee (Financial Accounting Standards Implementation Guidance No. 8, December 9, 2005) from the fiscal year. The amount corresponding to the total amount of the previous "Shareholders Equity" section is 156,422 million yen.

3. Accounting standard on stock options, etc.

The Company adopted "Accounting Standards on Stock Options, etc." issued by the Business Accounting Standards Committee (Financial Accounting Standards No. 8, December 27, 2005) and the "Implementation Guidance for Business Accounting Standards of Stock Options, etc." issued by the Business Accounting Standards Committee (Financial Accounting Standards Implementation Guidance No. 11, May 31, 2006) from the current consolidated fiscal year. As a result, operating income, recurring income, and income before income taxes and minority interests for the term displayed respective decreases of 318 million yen.

4. Changes of Accounting Item

We have booked income of system use fees from affiliated departments as a portion of the burden expense that assumes joint use of the system and deduction of this from selling, general and administrative expenses, however, from this consolidated fiscal year, we changed this to the method of booking it as net sales. This is a result of the positioning system use fee income gained from affiliated departments as results of operational activities based on our Isetan Group 10 Year Consolidated Business Vision, which determines reinforcement of affiliation centering on system integration as strategic tasks.

Due to this change, net sales increased by 2,448 million yen, however, there is no impact on operating income, recurring income, and income before income taxes and minority interests.

(Notes to Non-Consolidated Balance Sheet)

1. Accumulated depreciation of tangible fixed assets 100,387 million yen

   Accumulated depreciation of investment real estate 5,205 million yen

2. Contingent liabilities (debt guarantees for loans to subsidiaries and affiliates from financial institutions and other) 18,900 million yen

   Of above, 710 million yen is accounted for as allowance for debt guarantee loss.

   Note that in addition to above, we have an awareness letter for 809 million yen for loans, etc. to subsidiaries and affiliates.

3. Short-term receivables from subsidiaries and affiliates 45,450 million yen

   Long-term receivables from subsidiaries and affiliates 1 million yen

   Short-term payables to subsidiaries and affiliates 37,098 million yen

   Long-term payables to subsidiaries and affiliates 120 million yen

Notes to Non-Consolidated Statement of Income

1. Transactions with subsidiaries and affiliates

   Transactions with subsidiaries and affiliates through operating transactions

Net sales to subsidiaries and affiliates	215 million yen
Other operating revenues	4,211 million yen
Purchase from subsidiaries and affiliates	12,676 million yen
Transactions with subsidiaries and affiliates other than operating transactions	33,178 million yen

2. "Gains on sales of operations of affiliated companies" accounted in non-recurring income is 641 million yen of gains on sales of shares of affiliated companies through the assignment of Barneys Japan Co., Ltd., and gains on sales of fixed assets, etc., 677 million yen.

3. "Fixed assets impairment loss" accounted in non-recurring loss is through reduction of carrying amounts for asset groups including store buildings of Tachikawa Store, etc. to the recoverable amount.. Moreover, "provision of allowance for doubtful accounts of affiliated companies" is by offsetting the provision of allowance for doubtful

accounts to insolvent subsidiaries, 2,247 million yen, against the gains on reversal of allowance for debt guarantee loss relating to the relevant subsidiary, 1.034 million yen.

(Notes to Non-Consolidated Statements of Changes in Net Assets)

Matters concerning treasury stock

Class	Number of shares as of the end of previous fiscal term	Number of shares increased in current fiscal term	Number of shares decreased in current fiscal term	Number of shares as of the end of current fiscal term
Common stock (shares)	73,584	5,006,758	—	5,080,342

Note: Breakdown of reasons of increase of common stock in treasury stock is as follows:

Increase through market transactions in accordance with resolution of the Board of Directors Meeting held on August 25, 2006 5,000,000 shares

Increase through the purchase of odd-lot shares 6,758 shares

(Notes on Tax Effect Accounting)

Breakdown by major cause for deferred tax assets and deferred tax liabilities

(Deferred tax assets)

Reserve for bonuses	2,779 million yen
Amount exceeding the deductible amount for reserve for accrued employee's retirement benefits	4,239 million yen
Amount exceeding the deductible amount for allowance for depreciation	3,841 million yen
Devaluation loss of shares of subsidiaries and affiliates	8,031 million yen
Impairment loss of fixed assets	1,064 million yen
Business taxes payable	701 million yen
Allowance for debt guarantee loss	289 million yen
Other	2,140 million yen
Deferred tax assets subtotal	23,087 million yen
Valuation reserve	(11,743 million yen)
Deferred tax assets total	11,343 million yen

(Deferred tax liabilities)

Reserve for advanced depreciation of fixed assets	(5,754 million yen)
Unrealized gains on other securities	(6,797 million yen)
Other	(13 million yen)
Total deferred tax liabilities	(12,564 million yen)
Net deferred tax assets (liabilities)	(1,221 million yen)

(Notes on Fixed Asset Leasing)

In addition to fixed assets listed on the Balance Sheet, POS related equipment and computer equipment, etc. are used upon leasing.

Acquisition value equivalent amount as of the end of this fiscal year	5,200 million yen
Cumulative depreciation equivalent amount as of the end of this fiscal year	2,490 million yen
Unearned lease fee term-end balance	2,709 million yen

(Notes Concerning Transactions with Related Parties)

Subsidiaries, etc.

Attribute	Names of companies, etc.	Ratio of holding of voting rights, etc. (or ratio of voting rights held)(%)	Detail of relationship		Contents of transactions	Transaction amount (Millions of yen)	Account item	Term-end balance (millions of yen)
			Concurrent serving as executives, etc.	Business relationships				
Subsidiaries	Iwataya Co., Ltd.	Direct holding 43.1	Concurrent serving: 1	Support for department business in general	Contingent liabilities (Note 1-(1))	15,900		
					Receipt of guarantee fees (Note 1-(2))	35		
					Receipt of loan interests	76	Short term loans receivable	7,200
	Niigata Isetan Company Limited	Direct holding 100.0	Concurrent serving: 4	Support for department business in general	CMC fund loan (borrowing increase)	3,255	Short-term borrowings	6,852
					Payment of CMS interest (Note 1-(3))	19		
	Kokura Isetan Company Limited	Direct holding 70.0	Concurrent serving: 3	Support for department business in general	Contingent liabilities (Note 1-(1))	3,000		
					Receipt of guarantee fee (Note 1-(2))	8		
					CMC fund loan (borrowing increase)	2,182	Allowance for debt guarantee loss	710
					Receipt of CMS interest (Note 1-(3))	0	Short term loans receivable	2,247
					Receipt of loan interests	1	Allowance for doubtful accounts	2,247
	Queen's Isetan Company Limited	Direct holding 100.0	Concurrent serving: 1	Product provision	CMC fund loan (borrowing increase)	700	Short term loans receivable	3,922

					Receipt of CMS interest(Note 1-(3))	18		
	Isetan I Card Co., Ltd.	Direct holding 100.0	Concurrent serving: 1	Credit card member store agreement	Credit commission payment (Note 1-(4))	4,813	Accounts receivable -trade	24,295
	Isetan Clover Circle Co., Ltd.	Direct holding 100.0		Tomonokai operating business consignment	CMC fund loan (borrowing increase)	1,339	Short term borrowings	19,524
					Payment of CMS interest (Note 1-(3))	204		
					Payment of money certificate collection commission (Note 1-(5))	1,202		

Notes: 1. Transaction conditions and policies on determination of transaction conditions

(1) Contingent liabilities are for borrowings from financial institutions.

(2) Determined on basis of general guarantee fee rate.

(3) Loaning of funds by CMS is carried out upon reasonable determination of interest rates, taking into consideration market interest rates.

(4) Collection of credit sales fees is in accordance with membership store agreements, and collection-related credit commission is determined upon reference to general transaction conditions.

(5) Rate for money certificate collection commission is in accordance with the business consignment agreement and determined upon reference to general transaction conditions.

2. Transaction amount and term-end balance do not include consumption taxes.

(Note on Per-share Information)

1. Net asset per share 710.78 yen
2. Net income per share 55.81 yen

(Notes on Significant Post-balance Sheet Events)

Not applicable.

(Other Notes)

Not applicable

Copy of the Accounting Auditors' Report

INDEPENDENT AUDITOR'S REPORT

May 4, 2007

The Board of Directors
Isetan Company Limited

Misuzu Audit Corporation
Designated and Engagement Partner
Certified Public Accountant
Tsutomu Kawaguchi
Designated and Engagement Partner
Certified Public Accountant
Hirokazu Nagasawa

Kasumigaseki Audit Corporation
Designated and Engagement Partner
Certified Public Accountant
Toshio Kenmochi
Designated and Engagement Partner
Certified Public Accountant
Kazuo Kobayashi

Pursuant to Article 436, Paragraph 2, Item 1 of the Corporate Law, we have audited the non-consolidated statutory reports, that is, the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets, non-consolidated notes, and supplementary schedules of Isetan Company Limited for the 122nd fiscal term from April 1, 2006 to March 31, 2007. These non-consolidated statutory reports and supplementary schedules are the responsibility of management of the Company. Our responsibility is to independently express an opinion on the non-consolidated statutory reports based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance as to whether the non-consolidated statutory reports and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated statutory reports, assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall presentation of the non-consolidated statutory reports and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

As a result of the audit, in our opinion, the above non-consolidated statutory reports and supplementary schedules present fairly in all material respects the financial position and the results of operations of Isetan Company Limited and for the period relating to the relevant non-consolidated statutory reports and supplementary schedules in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As described in "changes in accounting policy," Isetan changed accounting items classification for system use fee income from affiliated departments.

Our firms and engagement partners have no interest in the Company that must be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Copy of the Audit Report by the Board of Corporate Auditors

AUDIT REPORT

The Board of Corporate Auditors, following review and deliberations on the audit reports made by each Corporate Auditor concerning the job performance of Directors for the 122nd fiscal term from April 1, 2006 to March 31, 2007, have prepared this Audit Report, and hereby submit it as follows.

1. Auditing Methods and Contents of Audit by Corporate Auditors and Board of Corporate Auditors

The Board of Corporate Auditors determined the auditing policies and allocation of duties, etc., received reports from the respective Corporate Auditors on the implementation status and results of audits, and also received reports from Directors, etc. and the Accounting Auditor on status of their job performance, and requested explanations as necessary.

Each Corporate Auditor attempted to communicate with Directors and employees, etc., following the audit policies and the allocation of duties, etc., in accordance with the Audit Standards by Corporate Auditors determined by the Board of Corporate Auditors, and made efforts to collect information and enhance the audit environment, and meanwhile, attended meetings of the Board of Directors and other significant meetings, obtained reports on business operations from Directors and employees, etc., requested explanations as necessary, reviewed documents that record approval of material matters, and conducted investigations regarding the status of business operations and assets of the head office and other major offices. Additionally, as necessary for ensuring the system to ensure conformity of business operations by the Directors with the laws and ordinances, and the Articles of Incorporation, and the properness of the other business of the joint stock company, the contents of resolutions of Board of Directors meetings concerning the preparation of systems as prescribed in Article 100, Paragraph 1 and Paragraph 3 of the Corporate Law Enforcement Regulations and status of the system prepared in accordance with the relevant resolutions (internal control system) were overseen and inspected. As for subsidiaries, in efforts to communicate and exchange information with the directors and corporate auditors, etc. of the respective companies, reports on business operations were obtained as necessary. In accordance with the aforementioned methods, Corporate Auditors reviewed the Business Reports and supplementary schedules thereof relating to the relevant fiscal year.

Moreover, the Corporate Auditors supervised and inspected as to whether or not the Accounting Auditor is maintaining an independent position and besides implementing proper audits, and obtained reports on the status of job performance from the Accounting Auditor, and requested explanations as necessary. Additionally, following the notice by the Accounting Auditor that the "system to ensure business operations is functioning properly" (the matters enumerated in the respective items of Article 159 of Corporate Accounting Rules) have been prepared in accordance with the "quality management standards concerning audits" (Business Accounting Deliberation Council, October 28, 2005), etc., and the Corporate Auditors requested explanations as necessary. In accordance with the aforementioned methods, the Corporate Auditors reviewed the statutory reports relating to the relevant fiscal year (non-consolidated balance sheet, non-consolidated statements of income, non-consolidated statement of changes in net assets and non-consolidated notes) and supplementary schedules thereof.

2. Results of Audit

(1) Results of Audit on Business Report, etc.

i) The business report and supplementary schedules thereof present fairly the financial condition of the Company in accordance with the laws, regulations and the Articles of Incorporation of the Company.

ii) Regarding the execution of duties by Directors, there were no instances of misconduct or material matters in violation of laws, regulations, or the Articles of Incorporation of the Company.

iii) The contents of resolutions by the Board of Directors with regard to the internal control system are reasonable. Additionally, regarding the execution of duties by Directors under the relevant internal control system, there were no matters to be pointed out.

(2) Results of audit of the non-consolidated statutory reports and supplementary schedules thereof
The auditing methods and results of the provisional Accounting Auditors, Kasumigaseki Audit Corporation and Misuzu Audit Corporation are fair and reasonable.

May 8, 2007

Board of Corporate Auditors of Isetan Company Limited

Standing Corporate Auditor	Esturo Ishizuya
Standing Corporate Auditor	Ikuo Nihei
Corporate Auditor	Keitaro Kawanami
Corporate Auditor	Yasumasa Gomi

Note: Corporate Auditors Keitaro Kawanami and Yasumasa Gomi are Outside Corporate Auditors as stipulated in Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.

END